As filed with the Securities and Exchange Commission on January 9, 2007
Registration No. 333-137623

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KAISER ALUMINUM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3334	94-3030279
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

27422 Portola Parkway, Suite 350
Foothill Ranch, California 92610-2831
(949) 614-1740
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)	John M. Donnan
Vice President, General Counsel and Secretary
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 350
Foothill Ranch, California 92610-2831
(949) 614-1740
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
With a copy to:

Troy B. Lewis Mark T. Goglia Jones Day 2727 North Harwood Street Dallas, Texas 75201-1515 Telephone: (214) 220-3939 Facsimile: (214) 969-5100	Joseph A. Hall Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 450-4800
      Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered	Price Per Share(1)	Offering Price(1)	Fee(2)

Common Stock, $0.01 par value per share	6,281,150	$56.28	$353,503,122	$32,317

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) of the Securities Act based on the average of the high and low prices of the Common Stock on the Nasdaq Global Market on December 29, 2006.

(2)	Of the $32,317 registration fee, $11,929 was previously paid in connection with the original filing on September 27, 2006, and $20,388 is paid herewith.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	January 9, 2007

5,461,870 Shares
Common Stock

This is an offering of common stock of Kaiser Aluminum Corporation. All of the shares of common stock are being sold by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders.
Our common stock is traded on the Nasdaq Global Market under the symbol “KALU.” On January 8, 2007, the last reported sales price of our common stock on the Nasdaq Global Market was $57.60 per share. Our common stock is subject to certain transfer restrictions that potentially prohibit or void transfers by any person or group that is, or as a result of such a transfer would become, a 5% stockholder.
Investing in our common stock involves risks. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock contained in “Risk Factors” beginning on page 10 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 819,280 shares of common stock from one of the selling stockholders at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                         and total proceeds, before expenses, to the selling stockholders will be $                         .
Delivery of the shares of common stock will be made on or about                     , 2007.
The underwriters are offering the common stock as set forth under “Underwriting.”

UBS Investment Bank	Bear, Stearns & Co. Inc.

Lehman Brothers	Lazard Capital Markets
The date of this prospectus is                     , 2007

Trentwood WA
Richland WA
London Ontario
Newark OH
Richmond VA
Los Angeles CA
Tulsa OK
Jackson TN
Greenwood SC
Foothill Ranch CA
Chandler AZ
Sherman TX
Holyhead Wales UK
Sheet & Plate
Extrusions
Drawn Products
Forgings
Primary Products
Headquarters

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell our common stock. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Kaiser Aluminum, Kaiser Selecttm, Kaiser Precision Selecttm, Kaiser Precision Rodtm, our logo and certain other names of our products are our trademarks, trade names or service marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

i

Prospectus summary
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under “Risk factors” and the financial statements and notes thereto included elsewhere in this prospectus. In this prospectus, all references to (1) “Kaiser,” “we,” “us,” “the company” and “our” refer to Kaiser Aluminum Corporation and its subsidiaries unless the context otherwise requires or where otherwise indicated; (2) the “Union VEBA Trust” refers to the voluntary employees’ beneficiary association trust, or VEBA, that provides benefits for certain eligible retirees represented by certain unions and their spouses and eligible dependents; (3) the “Salaried Retiree VEBA Trust” refers to the VEBA that provides benefits for certain other eligible retirees and their surviving spouses and eligible dependents; and (4) the “Asbestos PI Trust” refers to the Kaiser Aluminum & Chemical Corporation Asbestos Personal Injury Trust.
OUR COMPANY
We are a leading independent fabricated aluminum products manufacturing company with 2005 net sales of approximately $1.1 billion. We were founded in 1946 and operate 11 production facilities in the United States and Canada. We manufacture rolled, extruded, drawn and forged aluminum products within three product categories consisting of aerospace and high strength products (which we refer to as Aero/ HS products), general engineering products and custom automotive and industrial products.
We produced and shipped approximately 482 million pounds of fabricated aluminum products in 2005, which comprised 86% of our total net sales. Of our total fabricated product shipments in 2005, approximately 29% were Aero/ HS products, approximately 44% were general engineering products and the remaining approximately 27% consisted of custom automotive and industrial products. Of our total fabricated products net sales in 2005, approximately 38% were Aero/ HS products, approximately 38% were general engineering products and the remaining approximately 24% consisted of custom automotive and industrial products.
In order to capitalize on the significant growth in demand for high quality heat treat aluminum plate products in the market for Aero/ HS products, we have begun a major expansion at our Trentwood facility in Spokane, Washington. We anticipate that the Trentwood expansion will significantly increase our aluminum plate production capacity and enable us to produce thicker gauge aluminum plate. The $105 million expansion will be completed in phases, with one new heat treat furnace currently operating at full production, a second such furnace currently operational and expected to reach full production no later than early 2007 and a third such furnace becoming operational in early 2008. A new heavy gauge stretcher, which will enable us to produce thicker gauge aluminum plate, will also become operational in early 2008.
We have long-standing relationships with our customers, which include leading aerospace companies, automotive suppliers and metal distributors. We strive to tightly integrate the management of our fabricated products operations across multiple production facilities, product lines and target markets in order to maximize the efficiency of product flow to our customers. In our served markets, we seek to be the supplier of choice by pursuing “best-in-class” customer satisfaction and offering a product portfolio that is unmatched in breadth and depth by our competitors.
The price we pay for primary aluminum, the principal raw material for our fabricated aluminum products business, consists of two components: the price quoted for primary aluminum ingot on the London Metals Exchange, or the “LME,” and the Midwest Transaction Premium, a premium to LME reflecting domestic market dynamics as well as the cost of shipping and warehousing. Because aluminum prices are volatile, we manage the risk of fluctuations in the price of primary aluminum through a combination of pricing policies, internal hedging and financial derivatives. Our three principal pricing mechanisms are as follows:

•	Spot price. Some of our customers pay a product price that incorporates the spot price of primary aluminum in effect at the time of shipment to a customer. This pricing mechanism typically allows us to pass commodity price risk to the customer.

•	Index-based price. Some of our customers pay a product price that incorporates an index-based price for primary aluminum such as Platt’s Midwest price for primary aluminum. This pricing mechanism also typically allows us to pass commodity price risk to the customer.

•	Fixed price. Some of our customers pay a fixed price. During 2003, 2004, 2005 and the nine months ended September 30, 2006, approximately 97.6 million pounds (or approximately 26%), 119.0 million pounds (or approximately 26%), 155.0 million pounds (or approximately 32%) and 153.0 million pounds (or approximately 38%), respectively, of our fabricated products were sold at a fixed price. We bear commodity price risk on fixed-price contracts, which we normally hedge though a combination of financial derivatives and production from Anglesey Aluminium Limited, described below.
In addition to our core fabricated products operations, we have a 49% ownership interest in Anglesey Aluminium Limited, an aluminum smelter based in Holyhead, Wales. Anglesey has produced in excess of 140,000 metric tons for each of the last three fiscal years, of which 49% is available to us. We sell our portion of Anglesey’s primary aluminum output to a single third party at market prices. During 2005, sales of our portion of Anglesey’s output represented 14% of our total net sales. Because we also purchase primary aluminum for our fabricated products at market prices, Anglesey’s production acts as a natural hedge for our fabricated products operations. Please see “Risk factors— The expiration of the power agreement for Anglesey may adversely affect our cash flows and affect our hedging programs” for a discussion regarding the potential closure of Anglesey, which could occur as soon as 2009.
OUR COMPETITIVE STRENGTHS
We believe that the following competitive strengths will enable us to enhance our position as one of the leaders in the fabricated aluminum products industry:

•	Leading market positions in value-added niche markets for fabricated products. We have repositioned our business to concentrate on products in which we believe we have strong production capability, well- developed technical expertise and high product quality. We believe that we hold a leading market share position in niche markets that represented approximately 85% of our 2005 net sales from fabricated aluminum products. Our leading market position extends throughout our broad product offering, including plate, sheet, seamless extruded and drawn tube, rod, bar, extrusions and forgings for use in a variety of value-added aerospace, general engineering and custom automotive and industrial applications.

•	Well-positioned growth platform. We have substantial organic growth opportunities in the production of aluminum plate, extrusions and forgings. We are in the midst of a $105 million expansion of our Trentwood facility that will allow us to significantly increase production capacity and enable us to produce thicker gauge aluminum plate. We also have the ability to add presses and other manufacturing equipment at several of our current facilities in order to increase extrusion and forging capacity. Additionally, we believe our platform and financial strength provide us with flexibility to create additional stockholder value through selective acquisitions.

•	Supplier of choice. We pursue “best-in-class” customer satisfaction through the consistent, on-time delivery of high quality products on short lead times. We offer our customers a portfolio of both highly engineered and industry standard products that is unmatched in breadth and depth by most of our competitors. Our continuous improvement culture is grounded in our production system, the Kaiser Production System, which involves an integrated utilization of application and advanced process engineering and business improvement methodologies such as lean enterprise, total productive maintenance and six sigma. We believe that our broad product portfolio of highly engineered products and the Kaiser Production System, together with our established record of product innovation, will allow us to remain the supplier of choice for our customers and further enhance our competitive position.

•	Blue-chip customer base and diverse end markets. Our fabricated products customers include leading aerospace companies, automotive suppliers and metal distributors, such as A.M. Castle-Raytheon, Airbus Industrie, Boeing, Bombardier, Eclipse Aviation, Reliance Steel & Aluminum and

Transtar-Lockheed Martin. We have long-term relationships with our top customers, many of which we have served for decades. Our customer base spans a variety of end markets, including aerospace and defense, automotive, consumer durables, machinery and equipment, and electrical.

•	Financial strength. We have little debt and significant liquidity as a result of our recent chapter 11 bankruptcy reorganization. We also have net operating loss carry-forwards and other significant tax attributes that may reduce our future cash payments of U.S. income tax. We previously disclosed our belief that these tax attributes could together offset in the range of $550 to $900 million of otherwise taxable income, and we currently anticipate that, upon completion of our 2006 income tax return analysis, the amount of our tax attributes as of December 31, 2006 will likely be in the upper half of that range.

•	Strong and experienced management. The members of our senior management team have, on average, 20 years of industry work experience, particularly within the areas of operations, technology, marketing and finance. Our management team has repositioned our fabricated products business and led us through our recent chapter 11 bankruptcy reorganization, creating a focused business with financial and competitive strength.

OUR STRATEGY
Our principal strategies to increase stockholder value are to:

•	Pursue organic growth. We will continue to utilize our manufacturing platform to increase growth in areas where we are well-positioned such as aluminum plate, forgings and extrusions. For instance, we anticipate that the expansion of our Trentwood facility will enable us to significantly increase our production capacity and enable us to produce thicker gauge aluminum plate, allowing us to capitalize on the significant growth in demand for high quality heat treat aluminum plate products in the market for Aero/ HS products. Further, our well-equipped extrusion and forging facilities provide a platform to expand production as we take advantage of opportunities and our strong customer relationships in the aerospace and industrial end markets.

•	Continue to differentiate our products and provide superior customer support. As part of our ongoing supplier of choice efforts, we will continue to strive to achieve “best-in-class” customer satisfaction. We will also continue to offer a broad portfolio of differentiated, superior-quality products with high engineering content, tailored to the needs of our customers. For instance, our unique T-Form® sheet provides aerospace customers with high formability as well as requisite strength characteristics, enabling these customers to substantially lower their production costs. Additionally, we believe our Kaiser Select® Rod established a new industry benchmark for quality and performance in automatic screw applications. By continually striving for “best-in-class” customer satisfaction and offering a broad portfolio of differentiated products, we believe we will be able to maintain our premium product pricing, increase our sales to current customers and gain new customers, thereby increasing our market share.

•	Continue to enhance our operating efficiencies. During the last five years, we have significantly reduced our costs by narrowing our product focus, strategically investing in our production facilities and implementing the Kaiser Production System. We will continue to implement additional measures to enhance our operating efficiency and productivity, which we believe will further decrease our production costs.

•	Maintain financial strength. We intend to employ debt judiciously in order to remain financially strong throughout the business cycle and to maintain our flexibility to capitalize on growth opportunities.

•	Enhance our product portfolio and customer base through selective acquisitions. We may seek to grow through acquisitions and strategic partnerships. We will selectively consider acquisition opportunities that we believe will complement our product portfolio and add long-term stockholder value.

REORGANIZATION
Between the first quarter of 2002 and the first quarter of 2003, Kaiser and 25 of our then-existing subsidiaries filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. Pursuant to our plan of reorganization, we emerged from chapter 11 bankruptcy on July 6, 2006. Our plan of reorganization allowed us to shed significant legacy liabilities, including long-term indebtedness, pension obligations, retiree medical obligations and liabilities relating to asbestos and other personal injury claims. In addition, prior to our emergence from chapter 11 bankruptcy, we sold all of our interests in bauxite mining operations, alumina refineries and aluminum smelters, other than our interest in Anglesey, in order to focus on our fabricated aluminum products business, which we believe maintains a stronger competitive position and presents greater opportunities for growth.
INDUSTRY OVERVIEW
The aluminum fabricated products market is broadly defined as the markets for flat-rolled, extruded, drawn, forged and cast aluminum products, which are used in a variety of end-use applications. We participate in certain portions of the markets for flat-rolled, extruded/drawn and forged products focusing on highly engineered products for aerospace and high strength, general engineering and custom automotive and industrial applications. The portions of markets in which we participate accounted for an estimated 20% of total North American shipments of aluminum fabricated products in 2005.
We have chosen to focus on the manufacture of aluminum fabricated products primarily for aerospace and high strength, general engineering and custom automotive and industrial applications.

•	Products sold for aerospace and high strength applications represented 29% of our 2005 fabricated products shipments. We offer various aluminum fabricated products to service aerospace and high strength customers, including heat treat plate and sheet products, as well as cold finish bars and seamless drawn tubes. Heat treated products are distinguished from common alloy products by higher strength, fracture toughness and other desired product attributes.

•	Products sold for general engineering applications represented 44% of our 2005 fabricated products shipments. This market consists primarily of transportation and industrial end customers who purchase a variety of extruded, drawn and forged fabricated products through large North American distributors.

•	Products sold for custom automotive and industrial applications represented 27% of 2005 fabricated products shipments. These products include custom extruded, drawn and forged aluminum products for a variety of applications. While we are capable of producing forged products for most end-use applications, we concentrate our efforts on meeting demand for forged products, other than wheels, in the automotive industry.

We have elected not to participate in certain end markets for fabricated aluminum products, including beverage and food cans, building and construction materials, and foil used for packaging, which represented approximately 95% of the North American flat-rolled products market and approximately 45% of the North American extrusion market in 2005. We believe our chosen end markets present better opportunities for sales growth and premium pricing of differentiated products.
Aerospace and defense applications
We are a leading supplier of high quality sheet, plate, drawn tube and bar products to the global aerospace and defense industry. Our products for these end-use applications are heat treat plate and sheet, as well as cold finish bar and seamless drawn tube that are manufactured to demanding specifications. The aerospace and defense market’s consumption of fabricated aluminum products is driven by overall levels of industrial production, cyclical airframe build rates and defense spending, as well as the potential availability of competing materials such as composites. According to Airline Monitor’s July 2006 forecast, the global build rate of commercial aircraft over 50 seats is expected to rise at a 4.6% compound annual growth rate through 2025. Additionally, demand growth is expected to increase for thick plate with growth in “monolithic” construction of commercial and other aircraft. In monolithic construction, aluminum plate is heavily machined to form the desired part from a single piece of metal (as opposed to creating parts using aluminum sheet, extrusions or forgings that are affixed to one another using rivets, bolts or welds). In addition to commercial aviation demand, military applications for heat treat plate and sheet include aircraft frames and skins and armor plating to protect ground vehicles from explosive devices.
General engineering applications
General engineering products consist primarily of standard catalog items sold to large metal distributors. These products have a wide range of uses, many of which involve further fabrication for numerous transportation and industrial end-use applications where machining of plate, rod and bar is intensive. Demand growth and cyclicality for general engineering products tend to mirror broad economic patterns and industrial activity in North America. Demand is also impacted by the destocking and restocking of inventory in the full supply chain.
Custom automotive and industrial applications
We manufacture custom extruded/drawn and forged aluminum products for many automotive and industrial end uses, including consumer durables, electrical, machinery and equipment, automobile, light truck, heavy truck and truck trailer applications. Examples of the wide variety of custom products that we supply to the automotive industry are extruded products for anti-lock braking systems, drawn tube for drive shafts and forgings for suspension control arms and drive train yokes. Demand growth and cyclicality tend to mirror broad economic patterns and industrial activity in North America, with specific individual market segments such as automotive, heavy truck and truck trailer applications tracking their respective build rates.
RISK FACTORS
Investing in our common stock involves risk. Before you invest in our common stock, you should carefully consider the matters discussed under the headings “Risk factors” and “Special note regarding forward-looking statements” and all other information contained in this prospectus.
OUR CORPORATE INFORMATION
We were incorporated in February 1987 under Delaware law. Our principal executive offices are located at 27422 Portola Parkway, Suite 350, Foothill Ranch, California 92610-2831, and our telephone number at this address is (949) 614-1740. Our website is www.kaiseraluminum.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

The offering

Common stock offered by the selling stockholders	5,461,870 shares

Common stock outstanding before and after the offering	20,525,660 shares

Over-allotment option	The Union VEBA Trust has granted the underwriters a 30-day option to purchase up to 819,280 additional shares of our common stock to cover over-allotments.

Nasdaq Global Market symbol	KALU

Use of proceeds	We will receive no proceeds from the sale of common stock by the selling stockholders.

Transfer restrictions	Our common stock is subject to certain transfer restrictions that potentially prohibit or void transfers by any person or group that is, or as a result of such transfer would become, a 5% stockholder. See “Description of capital stock — Restrictions on Transfer of Common Stock.”

Risk factors	You should carefully read and consider the information set forth under “Risk factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.
Unless we indicate otherwise, the number of shares of common stock shown to be outstanding before and after the offering is based on shares outstanding on December 31, 2006 and excludes 1,696,562 shares of common stock reserved and available for issuance under our equity incentive plan.

Summary consolidated financial and operating data
The following tables set forth our summary consolidated financial and operating data as of the dates and for the periods indicated below. The summary consolidated statement of income data for the three years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus.
As a result of the effectiveness of our plan of reorganization on July 6, 2006, we adopted fresh start reporting in accordance with American Institute of Certified Professional Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, or SOP 90-7, as of July 1, 2006. Because SOP 90-7 requires us to restate our stockholders’ equity to our reorganization value and to allocate such value to our assets and liabilities based on their fair values, our financial condition and results of operations after June 30, 2006 will not be comparable in some material respects to the financial condition or results of operations reflected in our historical financial statements at dates or for periods prior to July 1, 2006. This makes it difficult to assess our future prospects based on historical performance.
Our emergence from chapter 11 bankruptcy and the adoption of fresh start reporting resulted in a new reporting entity for accounting purposes. Although we emerged from chapter 11 bankruptcy on July 6, 2006, we adopted fresh start reporting under the provisions of SOP 90-7 effective as of the beginning of business on July 1, 2006. As such, it was assumed that our emergence from chapter 11 bankruptcy was completed instantaneously at the beginning of business on July 1, 2006 such that all operating activities during the three months ended September 30, 2006 are reported as applying to the new reporting entity. We believe that this is a reasonable presentation as there were no material transactions between July 1, 2006 and July 6, 2006 other than plan of reorganization-related transactions.
The accompanying financial statements include our financial statements for both before and after our emergence from chapter 11 bankruptcy. Financial information related to the newly emerged entity is generally referred to throughout this prospectus as “successor” information and financial information related to the pre-emergence entity is generally referred to as “predecessor” information. The financial information of the successor entity is not comparable to that of the predecessor given the effects of the plan of reorganization, the adoption of fresh start reporting and other factors.
The summary consolidated financial data as of and for the nine months ended September 30, 2005 and 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements (except as set forth in Note 2 of our interim consolidated financial statements) and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited period. The summary consolidated financial and operating data as of and for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be obtained for a full year.
With respect to the nine months ended September 30, 2006, the successor’s operating data for the period from July 1, 2006 through September 30, 2006 have been combined with the predecessor’s operating data for the period from January 1, 2006 to July 1, 2006 and are compared to the predecessor’s operating data for the nine months ended September 30, 2005.
The information presented in the following tables should be read in conjunction with “Capitalization,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

					Nine months ended
					September 30,
					2006

					Predecessor
				Predecessor	period	Period from
	Predecessor			nine months	from	July 1, 2006
	year ended December 31,			ended	January 1,	through
				September 30,	2006 to	September 30,
Statements of income data:	2003	2004	2005	2005	July 1, 2006	2006

(dollars in millions)				(unaudited)
				(restated)(1)	(unaudited)	(unaudited)
Net sales	$710.2	$942.4	$1,089.7	$815.9	$689.8	$331.4

Costs and expenses:
Cost of products sold	681.2	852.2	951.1	710.9	596.4	291.8
Depreciation and amortization	25.7	22.3	19.9	15.0	9.8	2.8
Selling, administrative, research and development, and general	92.5	92.3	50.9	38.0	30.3	18.0
Other operating charges (credits), net (2)	141.6	793.2	8.0	6.5	0.9	(2.9)

Total costs and expenses	941.0	1,760.0	1,029.9	770.4	637.4	309.7

Operating income (loss)	(230.8)	(817.6)	59.8	45.5	52.4	21.7
Other income (expense):
Interest expense(3)	(9.1)	(9.5)	(5.2)	(4.2)	(0.8)	—
Reorganization items(4)	(27.0)	(39.0)	(1,162.1)	(25.3)	3,093.1	—
Other, net	(5.2)	4.2	(2.4)	(1.5)	1.2	0.9

Income (loss) before income taxes and discontinued operations	(272.1)	(861.9)	(1,109.9)	14.5	3,145.9	22.6
Provision for income taxes	(1.5)	(6.2)	(2.8)	(6.0)	(6.2)	(8.3)

Income (loss) from continuing operations	(273.6)	(868.1)	(1,112.7)	8.5	3,139.7	14.3

Discontinued operations:
Income (loss) from discontinued operations, net of income taxes, including minority interests	(514.7)	(5.3)	(2.5)	21.3	4.3	—
Gain from sale of commodity interests	—	126.6	366.2	365.6	—	—

Income (loss) from discontinued operations (5)	(514.7)	121.3	363.7	386.9	4.3	—

Cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	—	—	(4.7)	(4.7)	—	—

Net income (loss)	$(788.3)	$(746.8)	$(753.7)	$390.7	$3,144.0	$14.3

				Nine months
				ended
	Year ended December 31,			September 30,

Operating data (unaudited):	2003	2004	2005	2005	2006

Shipments (millions of pounds):
Fabricated products	372.3	458.6	481.9	365.2	399.7
Primary aluminum	158.7	156.6	155.6	115.7	117.1

Total	531.0	615.2	637.5	480.9	516.8

Average realized third-party sales price (per pound):
Fabricated products(6)	$1.61	$1.76	$1.95	$1.94	$2.18
Primary aluminum(7)	$0.71	$0.85	$0.95	$0.93	$1.27
Capital expenditures, net of accounts payable (excluding discontinued operations) (in millions)	$8.9	$7.6	$31.0	$20.4	$39.7
(footnotes on following page)

As of
September 30,
Balance sheet data:	2006

(dollars in millions)	(unaudited)
Cash and cash equivalents	$52.7
Working capital(8)	212.1
Total assets	621.1
Long-term debt	50.0
Stockholders’ equity (deficit)	345.9

(1)	We restated our operating results for the nine months ended September 30, 2005. See Note 15 to our interim consolidated financial statements for information regarding the restatement.

(2)	Other operating charges (credits), net in 2003 and 2004 include certain significant charges associated with the termination of certain pension and post-retirement medical plans, a settlement in respect of a past labor matter and other items. These items are detailed in Note 6 to our audited consolidated financial statements and Note 10 to our interim consolidated financial statements.

(3)	Excludes unrecorded contractual interest expense of $95.0 million in each of 2003, 2004 and 2005, $71.2 million for the nine months ended September 30, 2005 and $47.4 million for the period from January 1, 2006 to July 1, 2006.

(4)	Reorganization items for 2005 include an approximate $1.1 billion charge as a result of the value of an intercompany note treated as being for the benefit of certain creditors. See Note 1 to our audited consolidated financial statements. Reorganization items for the period from January 1, 2006 to July 1, 2006 include a gain of approximately $3.1 billion in connection with the implementation of our plan of reorganization and fresh start reporting. See Note 13 to our interim consolidated financial statements.

(5)	Income (loss) from discontinued operations includes a substantial impairment charge in 2003 and gains in 2004 and 2005 in connection with the sale of certain of our commodity-related interests. See Note 3 to our audited consolidated financial statements.

(6)	Average realized prices for our fabricated products business unit are subject to fluctuations due to changes in product mix as well as underlying primary aluminum prices and are not necessarily indicative of changes in underlying profitability.

(7)	Average realized prices for our primary aluminum business unit exclude hedging revenues.

(8)	Working capital represents total current assets, including cash, minus total current liabilities.

Risk factors
An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the notes thereto and “Management’s discussion and analysis of financial condition and results of operations.” The risks described below are those which we believe are the material risks we face. The occurrence of any of the events discussed below could significantly and adversely affect our business, prospects, financial condition, results of operations and cash flows. As a result, the trading price of our common stock could decline and you may lose a part or all of your investment.
RISKS RELATING TO OUR BUSINESS AND OUR INDUSTRY
We recently emerged from chapter 11 bankruptcy, have sustained losses in the past and may not be able to maintain profitability.
Because we recently emerged from chapter 11 bankruptcy and have in the past sustained losses, we cannot assure you that we will be able to maintain profitability in the future. We sought protection under chapter 11 of the Bankruptcy Code in February 2002. We emerged from bankruptcy as a reorganized entity on July 6, 2006. Prior to and during this reorganization, we incurred substantial net losses, including net losses of $788.3 million, $746.8 million and $753.7 million in the fiscal years ended December 31, 2003, 2004 and 2005, respectively. If we cannot maintain profitability, the value of your investment in Kaiser may decline.
You may not be able to compare our historical financial information to our future financial information, which will make it more difficult to evaluate an investment in our company.
As a result of the effectiveness of our plan of reorganization on July 6, 2006, we are operating our business under a new capital structure. In addition, we adopted fresh start reporting in accordance with SOP 90-7 as of July 1, 2006. Because SOP 90-7 requires us to account for our assets and liabilities at their fair values as of the effectiveness of our plan of reorganization, our financial condition and results of operations from and after July 1, 2006 will not be comparable in some material respects to the financial condition or results of operations reflected in our historical financial statements at dates or for periods prior to July 1, 2006. This may make it difficult to assess our future prospects based on historical performance.
We operate in a highly competitive industry which could adversely affect our profitability.
The fabricated products segment of the aluminum industry is highly competitive. Competition in the sale of fabricated aluminum products is based upon quality, availability, price and service, including delivery performance. Many of our competitors are substantially larger than we are and have greater financial resources than we do, and may have other strategic advantages, including more efficient technologies or lower raw material and energy costs. Our facilities are primarily located in North America. To the extent that our competitors have production facilities located outside North America, they may be able to produce similar products at a lower cost. We may not be able to adequately reduce costs to compete with these products. Increased competition could cause a reduction in our shipment volumes and profitability or increase our expenditures, any one of which could have a material adverse effect on our financial position, results of operations and cash flows.
We depend on a core group of significant customers.
In 2005 and for the nine months ended September 30, 2006, our largest fabricated products customer, Reliance Steel & Aluminum, accounted for approximately 11% and 19%, respectively, of our fabricated products net sales, and our five largest customers accounted for approximately 33% and 42%, respectively, of our fabricated products net sales. The increase in the percentage of our net sales

Risk factors

to our largest fabricated products customer is the result of Reliance acquiring one of our other top five customers in the second quarter of 2006. Sales to Reliance and the other customer (on a combined basis) accounted for approximately 19% of our net sales in 2005 and for the nine months ended September 30, 2006. If our existing relationships with significant customers materially deteriorate or are terminated and we are not successful in replacing lost business, our financial position, results of operations and cash flows could be materially and adversely affected. The loss of Reliance as a customer could have a material adverse effect on our financial position, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of any of our significant customers could materially and adversely affect our financial position, results of operations and cash flows.
Some of our current and former international customers, particularly automobile manufacturers in Europe and Japan, were reluctant to do business with us while we underwent chapter 11 bankruptcy reorganization, presumably because of their unfamiliarity with U.S. bankruptcy laws and the uncertainty about the strength of our business. Although we believe our emergence from chapter 11 bankruptcy should mitigate such reluctance, we cannot assure you that this will be the case.
Our industry is very sensitive to foreign economic, regulatory and political factors that may adversely affect our business.
We import primary aluminum from, and manufacture fabricated products used in, foreign countries. We also own 49% of Anglesey, which owns and operates an aluminum smelter in the United Kingdom. We purchase alumina to supply to Anglesey and we purchase aluminum from Anglesey for sale to a third party in the United Kingdom. Factors in the politically and economically diverse countries in which we operate or have customers or suppliers, including inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labor problems, could affect our financial position, results of operations and cash flows. Our financial position, results of operations and cash flows could also be adversely affected by:

•	acts of war or terrorism or the threat of war or terrorism;

•	government regulation in the countries in which we operate, service customers or purchase raw materials;

•	the implementation of controls on imports, exports or prices;

•	the adoption of new forms of taxation;

•	the imposition of currency restrictions;

•	the nationalization or appropriation of rights or other assets; and

•	trade disputes involving countries in which we operate, service customers or purchase raw materials.
The aerospace industry is cyclical and downturns in the aerospace industry, including downturns resulting from acts of terrorism, could adversely affect our revenues and profitability.
We derive a significant portion of our revenue from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in industrial production. As a result, our business is affected by overall levels of industrial production and fluctuations in the aerospace industry. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, by the state of the U.S. and world economies and numerous other factors, including the effects of terrorism. The military aerospace cycle is highly dependent on U.S. and foreign government funding; however, it is also driven by the effects of terrorism, a changing global political environment, U.S. foreign policy, regulatory changes, the retirement of older aircraft and

Risk factors

technological improvements to new aircraft engines that increase reliability. The timing, duration and severity of cyclical upturns and downturns cannot be predicted with certainty. A future downturn or reduction in demand could have a material adverse effect on our financial position, results of operations and cash flows.
In addition, because we and other suppliers are expanding production capacity to alleviate the current supply shortage for heat treat aluminum plate, heat treat plate prices may eventually begin to decrease as production capacity increases. Although we have implemented cost reduction and sales growth initiatives to minimize the impact on our results of operations as heat treat plate prices return to more typical historical levels, these initiatives may not be adequate and our financial position, results of operations and cash flows may be adversely affected.
A number of major airlines have also recently undergone or are undergoing chapter 11 bankruptcy and continue to experience financial strain from high fuel prices. Continued financial instability in the industry may lead to reduced demand for new aircraft that utilize our products, which could adversely affect our financial position, results of operations and cash flows.
The aerospace industry suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. This decrease reduced the demand for our Aero/ HS products. While there has been a recovery since 2001, the threat of terrorism and fears of future terrorist acts could negatively affect the aerospace industry and our financial position, results of operations and cash flows.
Our customers may reduce their demand for aluminum products in favor of alternative materials.
Our fabricated aluminum products compete with products made from other materials, such as steel and composites, for various applications. For instance, the commercial aerospace industry has used and continues to evaluate the further use of alternative materials to aluminum, such as composites, in order to reduce the weight and increase the fuel efficiency of aircraft. The willingness of customers to accept substitutions for aluminum or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminum products could adversely affect the demand for our products, particularly our Aero/ HS products, and thus adversely affect our financial position, results of operations and cash flows.
Downturns in the automotive industry could adversely affect our net sales and profitability.
The demand for many of our general engineering and custom products is dependent on the production of automobiles, light trucks and heavy duty vehicles in North America. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the overall strength of the North American economy. The North American automotive industry is facing costly inventory corrections which could adversely affect our net sales and profitability. Recent production cuts announced by General Motors Corporation, Ford Motor Company and DaimlerChrysler AG, as well as cutbacks in heavy duty truck production, may adversely affect the demand for our products. If the financial condition of these auto manufacturers continues to be unsteady or if any of the three seek restructuring or relief through bankruptcy proceedings, the demand for our products may decline, adversely affecting our net sales and profitability. Any decline in the demand for new automobiles, particularly in the United States, could have a material adverse effect on our financial position, results of operations and cash flows. Seasonality experienced by the automotive industry in the third and fourth quarters of the calendar year also affects our financial position, results of operations and cash flows.

Risk factors

Because our products are often components of our customers’ products, reductions in demand for our products may be more severe than, and may occur prior to reductions in demand for, our customers’ products.
Our products are often components of the end-products of our customers. Customers purchasing our fabricated aluminum products, such as those in the cyclical automotive and aerospace industries, generally require significant lead time in the production of their own products. Therefore, demand for our products may increase prior to demand for our customers’ products. Conversely, demand for our products may decrease as our customers anticipate a downturn in their respective businesses. As demand for our customers’ products begins to soften, our customers typically reduce or eliminate their demand for our products and meet the reduced demand for their products using their own inventory without replenishing that inventory, which results in a reduction in demand for our products that is greater than the reduction in demand for their products. This amplified reduction in demand for our products in the event of a downswing in our customers’ respective businesses may adversely affect our financial position, results of operations and cash flows.
Our business is subject to unplanned business interruptions which may adversely affect our performance.
The production of fabricated aluminum products is subject to unplanned events such as explosions, fires, inclement weather, natural disasters, accidents, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities, particularly interruptions at our Trentwood facility in Spokane, Washington where our production of plate and sheet is concentrated, could cause substantial losses in our production capacity. Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own production due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Such interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business. To the extent these losses are not covered by insurance, our financial position, results of operations and cash flows may be adversely affected by such events.
Covenants and events of default in our debt instruments could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
Our revolving credit facility and term loan facility contain negative and financial covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict our activities, including restrictions on creating liens, engaging in mergers, consolidations and sales of assets, incurring additional indebtedness, providing guaranties, engaging in different businesses, making loans and investments, making certain dividends, debt and other restricted payments, making certain prepayments of indebtedness, engaging in certain transactions with affiliates and entering into certain restrictive agreements. If we fail to satisfy the covenants set forth in our revolving credit facility and term loan facility or another event of default occurs under these facilities, the maturity of the loans could be accelerated or, in the case of the revolving credit facility, we could be prohibited from borrowing for our working capital needs. If the loans are accelerated and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all. If we cannot borrow under the revolving credit facility to meet our working capital needs, we would need to seek additional financing, if available, or curtail our operations.

Risk factors

We depend on our subsidiaries for cash to meet our obligations and pay any dividends.
We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or pay dividends to our stockholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Our subsidiaries’ ability to make any payment will depend on their earnings, the terms of their indebtedness (including the revolving credit facility and term loan facility), tax considerations and legal restrictions.
We may not be able to successfully implement our productivity and cost reduction initiatives.
We have undertaken and may continue to undertake productivity and cost reduction initiatives to improve performance, including deployment of company-wide business improvement methodologies, such as the Kaiser Production System, which involves the integrated utilization of application and advanced process engineering and business improvement methodologies such as lean enterprise, total productive maintenance and six sigma. We cannot assure you that these initiatives will be completed or beneficial to us or that any estimated cost saving from such activities will be realized. Even if we are able to generate new efficiencies successfully in the short to medium term, we may not be able to continue to reduce cost and increase productivity over the long term.
Our profitability could be adversely affected by increases in the cost of raw materials.
The price of primary aluminum has historically been subject to significant cyclical price fluctuations, and the timing of changes in the market price of aluminum is largely unpredictable. Although our pricing of fabricated aluminum products is generally intended to pass the risk of price fluctuations on to our customers, we may not be able to pass on the entire cost of such increases to our customers or offset fully the effects of higher costs for other raw materials, which may cause our profitability to decline. There will also be a potential time lag between increases in prices for raw materials under our purchase contracts and the point when we can implement a corresponding increase in price under our sales contracts with our customers. As a result, we may be exposed to fluctuations in raw materials prices, including aluminum, since, during the time lag, we may have to bear the additional cost of the price increase under our purchase contracts. If these events were to occur, they could have a material adverse effect on our financial position, results of operations and cash flows. Furthermore, we are party to arrangements based on fixed prices that include the primary aluminum price component, so that we bear the entire risk of rising aluminum prices, which may cause our profitability to decline. In addition, an increase in raw materials prices may cause some of our customers to substitute other materials for our products, adversely affecting our results of operations due to both a decrease in the sales of fabricated aluminum products and a decrease in demand for the primary aluminum produced at Anglesey.
We are responsible for selling alumina to Anglesey in proportion to our ownership percentage at a predetermined price. Such alumina currently is purchased under contracts that extend through 2007 at prices that are tied to primary aluminum prices. We will need to secure a new alumina contract for the period after 2007. We cannot assure you that we will be able to secure a source of alumina at comparable prices. If we are unable to do so, our financial position, results of operations and cash flows associated with our primary aluminum business segment may be adversely affected.
The price volatility of energy costs may adversely affect our profitability.
Our income and cash flows depend on the margin above fixed and variable expenses (including energy costs) at which we are able to sell our fabricated aluminum products. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affect operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and

Risk factors

regional markets. The daily closing price of the front-month futures contract for natural gas per million British thermal units as reported on NYMEX ranged between $4.43 and $9.58 in 2003, between $4.57 and $8.75 in 2004, between $5.79 and $15.38 in 2005 and between $4.20 and $10.63 in the nine month period ended September 30, 2006. Typically, electricity prices fluctuate with natural gas prices which increases our exposure to energy costs. Future increases in fuel and utility prices may have an adverse effect on our financial position, results of operations and cash flows.
Our hedging programs may limit the income and cash flows we would otherwise expect to receive if our hedging program were not in place.
From time to time in the ordinary course of business, we may enter into hedging transactions to limit our exposure to price risks relating to primary aluminum prices, energy prices and foreign currency. To the extent that these hedging transactions fix prices or exchange rates and the prices for primary aluminum exceed the fixed or ceiling prices established by these hedging transactions or energy costs or foreign exchange rates are below the fixed prices, our income and cash flows will be lower than they otherwise would have been.
The expiration of the power agreement for Anglesey may adversely affect our cash flows and affect our hedging programs.
The agreement under which Anglesey receives power expires in September 2009, and the nuclear facility which supplies such power is scheduled to cease operations shortly thereafter. As of the date of this prospectus, Anglesey has not identified a source from which to obtain sufficient power to sustain its operations on reasonably acceptable terms thereafter, and we cannot assure you that Anglesey will be able to do so. If, as a result, Anglesey’s aluminum production is curtailed or its costs are increased, our cash flows may be adversely affected. In addition, any decrease in Anglesey’s production would reduce or eliminate the “natural hedge” against rising primary aluminum prices created by our participation in the primary aluminum market and, accordingly, we may deem it appropriate to increase our hedging activity to limit exposure to such price risks, potentially adversely affecting our financial position, results of operations and cash flows.
If Anglesey cannot obtain sufficient power, Anglesey’s operations will likely be shut down. Given the potential for future shutdown and related costs, dividends from Anglesey have been suspended while Anglesey studies future cash requirements. The shutdown process may involve significant costs to Anglesey which would decrease or eliminate its ability to pay dividends. The process of shutting down operations may involve transition complications which may prevent Anglesey from operating at full capacity until the expiration of the power contract. As a result, our financial position, results of operations and cash flows may be negatively affected even before the September 2009 expiration of the power contract.
Our ability to keep key management and other personnel in place and our ability to attract management and other personnel may affect our performance.
We depend on our senior executive officers and other key personnel to run our business. The loss of any of these officers or other key personnel could materially and adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to improve manufacturing operations, conduct research activities successfully or develop marketable products.

Risk factors

Our production costs may increase and we may not sustain our sales and earnings if we fail to maintain satisfactory labor relations.
A significant number of our employees are represented by labor unions under labor contracts with varying durations and expiration dates. We may not be able to renegotiate our labor contracts when they expire on satisfactory terms or at all. A failure to do so may increase our costs or cause us to limit or halt operations before a new agreement is reached. In addition, our existing labor agreements may not prevent a strike or work stoppage, and any work stoppage could have a material adverse effect on our financial position, results of operations and cash flows.
Our business is regulated by a wide variety of health and safety laws and regulations and compliance may be costly and may adversely affect our results of operations.
Our operations are regulated by a wide variety of health and safety laws and regulations. Compliance with these laws and regulations may be costly and could have a material adverse effect on our results of operations. In addition, these laws and regulations are subject to change at any time, and we can give you no assurance as to the effect that any such changes would have on our operations or the amount that we would have to spend to comply with such laws and regulations as so changed.
Environmental compliance, clean up and damage claims may decrease our cash flow and adversely affect our results of operations.
We are subject to numerous environmental laws and regulations with respect to, among other things: air and water emissions and discharges; the generation, storage, treatment, transportation and disposal of solid and hazardous waste; and the release of hazardous or toxic substances, pollutants and contaminants into the environment. Compliance with these environmental laws is and will continue to be costly.
Our operations, including our operations conducted prior to our emergence from chapter 11 bankruptcy, have subjected, and may in the future subject, us to fines or penalties for alleged breaches of environmental laws and to obligations to perform investigations or clean up of the environment. We may also be subject to claims from governmental authorities or third parties related to alleged injuries to the environment, human health or natural resources, including claims with respect to waste disposal sites, the clean up of sites currently or formerly used by us or exposure of individuals to hazardous materials. Any investigation, clean-up or other remediation costs, fines or penalties, or costs to resolve third-party claims may be costly and could have a material adverse effect on our financial position, results of operations and cash flows.
We have accrued, and will accrue, for costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued, and such differences could have a material adverse effect on our financial position, results of operations and cash flows. In addition, new laws or regulations or changes to existing laws and regulations may occur, and we cannot assure you as to the amount that we would have to spend to comply with such new or amended laws and regulations or the effects that they would have on our financial position, results of operations and cash flows.
Other legal proceedings or investigations or changes in the laws and regulations to which we are subject may adversely affect our results of operations.
In addition to the environmental matters described above, we may from time to time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to health and safety, personal injury, employees, taxes and contracts, as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to defend against these claims or any investigations involving them, whether meritorious or not, and legal

Risk factors

proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. It could also be costly to make payments on account of any such claims.
Additionally, as with the environmental laws and regulations to which we are subject, the other laws and regulations which govern our business are subject to change at any time, and we cannot assure you as to the amount that we would have to spend to comply with such laws and regulations as so changed or otherwise as to the effect that any such changes would have on our operations.
Product liability claims against us could result in significant costs or negatively affect our reputation and could adversely affect our results of operations.
We are sometimes exposed to warranty and product liability claims. We cannot assure you that we will not experience material product liability losses arising from such claims in the future. We generally maintain insurance against many product liability risks but we cannot assure you that our coverage will be adequate for liabilities ultimately incurred. In addition, we cannot assure you that insurance will continue to be available to us on terms acceptable to us. A successful claim that exceeds our available insurance coverage could have a material adverse effect on our financial position, results of operations and cash flows.
Our Trentwood expansion project may not be completed as scheduled.
We are currently in the process of a $105 million expansion of production capacity and gauge capability at our Trentwood facility. While the project is currently on schedule to be completed in 2008, with substantially all costs being incurred in 2006 and 2007, our ability to fully complete this project, and the timing and costs of doing so, are subject to various risks associated with all major construction projects, many of which are beyond our control, including technical or mechanical problems. If we are unable to fully complete this project or if the actual costs for this project exceed our current expectations, our financial position, results of operations and cash flows would be adversely affected. In addition, we have contracts currently in place expected to be fulfilled with production from the expanded facility. If completion of the expansion is significantly delayed or the expansion is not fully completed, we may not be able to meet shipping deadlines on time or at all, which would adversely affect our results of operations, may lead to litigation and may damage our relationships with these customers and our reputation generally.
We may not be able to successfully execute our strategy of growth through acquisitions.
A component of our growth strategy is to acquire fabricated products assets in order to complement our product portfolio. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets, obtain financing to fund acquisitions and support our growth and many other factors beyond our control. Risks associated with acquisitions include those relating to:

•	diversion of management’s time and attention from our existing business;

•	challenges in managing the increased scope, geographic diversity and complexity of operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;

•	liability for known or unknown environmental conditions or other contingent liabilities not covered by indemnification or insurance;

•	greater than anticipated expenditures required for compliance with environmental or other regulatory standards or for investments to improve operating results;

Risk factors

•	difficulties in achieving anticipated operational improvements;

•	incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets; and

•	issuance of additional equity, which could result in further dilution of the ownership interests of existing stockholders.
We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our financial position, results of operations and cash flows.
We have reported one material weakness relating to hedge accounting in our internal control over financial reporting, which resulted in the restatement of our financial statements, and one significant deficiency.
During the first quarter of 2006 as part of the reporting and closing process relating to the preparation of our December 31, 2005 financial statements, we concluded that our controls and procedures were not effective as of December 31, 2005 because a material weakness in internal control over financial reporting existed relating to our accounting for derivative financial instruments. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected. We concluded that our procedures relating to hedging transactions were not designed effectively and that our documentation did not comply with certain accounting rules, thus requiring us to account for our derivatives on a mark-to-market basis. While we are working to modify our documentation and requalify certain derivative transactions for treatment as hedges, and have engaged outside experts to perform periodic reviews, we cannot assure you that such improved controls will prevent any or all instances of non-compliance. As a result of the material weakness, we restated our financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 to reflect mark-to-market accounting. See “Management’s discussion and analysis of financial condition and results of operations— Controls and Procedures” for more information. Until we requalify our derivatives for hedge accounting treatment, we will not consider this matter to be fully remediated.
We also concluded that the appropriate post-emergence accounting treatment for VEBA payments made in 2005 required presentation of VEBA payments as a reduction of pre-petition retiree medical obligations rather than as a period expense, as we had concluded in prior quarters. Our prior treatment of VEBA payments was identified as a significant deficiency in our internal control over financial reporting at December 31, 2005. We corrected this deficiency during the preparation of our December 31, 2005 financial statements and, accordingly, such deficiency did not exist at the end of subsequent periods.
Although we believe we have or will address these issues with the remedial measures that we have implemented or plan to implement, the measures we have taken to date and any future measures may not be effective, and we may not be able to implement and maintain effective internal control over financial reporting in the future. In addition, other deficiencies in our internal controls may be discovered in the future.
Any failure to implement new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could affect the ability of our management to certify that our internal controls are effective when it provides an assessment of our internal control over financial reporting, and could affect the results of our independent registered public accounting firm’s attestation report regarding our management’s assessment. Inferior internal

Risk factors

controls and further related restatements could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.
We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.
We are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 by no later than December 31, 2007. We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable Securities and Exchange Commission, or SEC, and Public Company Accounting Oversight Board rules and regulations that remain unremediated. We will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or by Nasdaq. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may not have access to the capital markets, and our stock price may be adversely affected.
We may not be able to adequately protect proprietary rights to our technology.
Our success will depend in part upon our proprietary technology and processes. Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to protect such intellectual property, particularly in foreign countries where the laws may offer significantly less intellectual property protection than is offered by the laws of the United States. In addition, any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and adversely affect income and cash flows. Failure to adequately protect our intellectual property may adversely affect our results of operations as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability. Furthermore, we may be subject to claims that our technology infringes the intellectual property rights of another. Even if without merit, those claims could result in costly and prolonged litigation, divert management’s attention and adversely affect our income and cash flows. In addition, we may be required to enter into licensing agreements in order to continue using technology that is important to our business. However, we may be unable to obtain license agreements on acceptable terms, which could negatively affect our financial position, results of operations and cash flows.
We may not be able to utilize all of our net operating loss carry-forwards.
We have net operating loss carry-forwards and other significant tax attributes that we believe could offset otherwise taxable income. We previously disclosed our belief that these tax attributes could together offset in the range of $550 to $900 million of otherwise taxable income, and we currently anticipate that, upon completion of our 2006 income tax return analysis, the amount of our tax attributes as of December 31, 2006 will likely be in the upper half of that range. The amount of net operating loss carry-forwards available in any year to offset our net taxable income will be reduced or eliminated if we experience a

Risk factors

“change of ownership” as defined in the Internal Revenue Code. We have entered into a stock transfer restriction agreement with the Union VEBA Trust, our largest stockholder, and our certificate of incorporation prohibits and voids certain transfers of our common stock in order to reduce the risk that a change of ownership will jeopardize our net operating loss carry-forwards. See “Description of capital stock—Restrictions on Transfer of Common Stock.” Because U.S. tax law limits the time during which carry-forwards may be applied against future taxes, we may not be able to take full advantage of the carry-forwards for federal income tax purposes. In addition, the tax laws pertaining to net operating loss carry-forwards may be changed from time to time such that the net operating loss carry-forwards may be reduced or eliminated. If the net operating loss carry-forwards become unavailable to us or are fully utilized, our future income will not be shielded from federal income taxation, thereby reducing funds otherwise available for general corporate purposes.
RISKS RELATING TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK
Our current common stock has a limited trading history and a small public float which may limit development of a market for our common stock and increase the likelihood of significant volatility in the market for our common stock.
In order to reduce the risk that any change in our ownership would jeopardize the preservation of our federal income tax attributes, including net operating loss carry-forwards, for purposes of Sections 382 and 383 of the Internal Revenue Code, upon emergence from chapter 11 bankruptcy, we entered into a stock transfer restriction agreement with our largest stockholder, the Union VEBA Trust, and amended and restated our certificate of incorporation to include restrictions on transfers involving 5% ownership. These transfer restrictions could hinder development of an active market for our common stock. In addition, the market price of our common stock may be subject to significant fluctuations in response to numerous factors, including variations in our annual or quarterly financial results or those of our competitors, changes by financial analysts in their estimates of our future earnings, substantial amounts of our common stock being sold into the public markets upon the expiration of share transfer restrictions, which expire in July 2016, or upon the occurrence of certain events relating to tax benefits available under section 382 of the Internal Revenue Code, conditions in the economy in general or in the fabricated aluminum products industry in particular or unfavorable publicity.
Our net sales, operating results and profitability may vary from period to period, which may lead to volatility in the trading price of our stock.
Our financial and operating results may be significantly below the expectations of public market analysts and investors and the price of our common stock may decline due to the following factors:

•	volatility in the spot market for primary aluminum and energy costs;

•	our annual accruals for variable payment obligations to the Union VEBA Trust and Salaried Retiree VEBA Trust (see Note 7 to our interim consolidated financial statements);

•	non-cash charges including last-in, first-out, or LIFO, inventory charges and impairments;

•	global economic conditions;

•	unanticipated interruptions of our operations for any reason;

•	variations in the maintenance needs for our facilities;

•	unanticipated changes in our labor relations; and

•	cyclical aspects impacting demand for our products.
Our annual variable payment obligation to the Union VEBA Trust and Salaried Retiree VEBA Trust are linked with our profitability, which means that not all of our earnings will be available to our stockholders.
We are obligated to make annual payments to the Union VEBA Trust and Salaried Retirees VEBA Trust calculated based on our profitability and therefore not all of our earnings will be available to

Risk factors

our stockholders. The aggregate amount of our annual payments to these VEBAs is capped, however, at $20 million and is subject to other limitations. As a result of these payment obligations, our earnings and cash flows may be reduced.
A significant percentage of our stock is held by the Union VEBA Trust which may exert significant influence over us.
The Union VEBA Trust currently owns 42.9% of our common stock. After completion of this offering, the Union VEBA Trust will hold 30.7% of our common stock, or 26.7% if the underwriters exercise their over-allotment option in full. As a result, the Union VEBA Trust will continue to have significant influence over matters requiring stockholder approval, including the composition of our board of directors. Further, to the extent that the Union VEBA Trust and some or all of the other substantial stockholders were to act in concert, they could control any action taken by our stockholders. This concentration of ownership could also facilitate or hinder proxy contests, tender offers, open market purchase programs, mergers or other purchases of our common stock that might otherwise give stockholders the opportunity to realize a premium over the then prevailing market price of our common stock or cause the market price of our common stock to decline. We cannot assure you that the interests of our major stockholders will not conflict with our interests or the interests of our other investors.
The USW has director nomination rights through which it may influence us, and USW interests may not align with our interests or the interests of our other investors.
Pursuant to an agreement, the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO, CLC, or USW, has been granted rights to nominate 40% of the candidates to be submitted to our stockholders for election to our board of directors. As a result, the directors nominated by the USW may have a significant voice in the decisions of our board of directors.
We do not currently anticipate paying any dividends, and our payment of dividends and stock repurchases are subject to restriction.
We have not declared or paid any cash dividends on our common stock since we filed chapter 11 bankruptcy in 2002. We currently intend to retain all earnings for the operation and expansion of our business and do not currently anticipate paying any dividends on our common stock. The declaration and payment of dividends, if any, in the future will be at the discretion of the board of directors and will be dependent upon our results of operations, financial condition, cash requirements, future prospects and other factors. Accordingly, from time to time, the board may declare dividends, though we can give you no assurance in this regard. Moreover, our revolving credit facility and our term loan facility restrict our ability to declare or pay dividends or repurchase any shares of our common stock. In addition, significant repurchases of our shares of common stock may jeopardize the preservation of our federal income tax attributes, including our net operating loss carry-forwards.
Our certificate of incorporation includes transfer restrictions that may void transactions in our common stock effected by 5% stockholders.
Our certificate of incorporation places restrictions on transfer of our equity securities if either (1) the transferor holds 5% or more of the fair market value of all of our issued and outstanding equity securities or (2) as a result of the transfer, either any person would become such a 5% stockholder or the percentage stock ownership of any such 5% stockholder would be increased. These restrictions are subject to exceptions described in “Description of capital stock.” Any transfer that violates these restrictions will be unwound as provided in our certificate of incorporation. Moreover, as indicated below, these provisions may make our stock less attractive to large institutional holders, and may also discourage potential acquirers from attempting to take over our company. As a result, these transfer

Risk factors

restrictions may have the effect of delaying or deterring a change of control of our company and may limit the price that investors might be willing to pay in the future for shares of our common stock.
Delaware law, our governing documents and the stock transfer restriction agreement we entered into as part of our plan of reorganization may impede or discourage a takeover, which could adversely affect the value of our common stock.
Provisions of Delaware law, our certificate of incorporation and the stock transfer restriction agreement with the Union VEBA Trust may have the effect of discouraging a change of control of our company or deterring tender offers for our common stock. We are currently subject to anti-takeover provisions under Delaware law. These anti-takeover provisions impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. Additionally, provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences and privileges and restrictions of unissued shares of preferred stock without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of common stock. Our certificate of incorporation also divides our board of directors into three classes of directors who serve for staggered terms. A significant effect of a classified board of directors may be to deter hostile takeover attempts because an acquirer could experience delays in replacing a majority of directors. Moreover, stockholders are not permitted to call a special meeting. As indicated above, our certificate of incorporation prohibits certain transactions in our common stock involving 5% stockholders or parties who would become 5% stockholders as a result of the transaction. In addition, we are party to a stock transfer restriction agreement with the Union VEBA Trust which limits its ability to transfer our common stock. The general effect of the transfer restrictions in the stock transfer restriction agreement and our certificate of incorporation is to ensure that a change in ownership of more than 45% of our outstanding common stock cannot occur in any three-year period. These rights and provisions may have the effect of delaying or deterring a change of control of our company and may limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of capital stock.”

Special note regarding forward-looking statements
This prospectus contains statements which constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this prospectus, including in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” Recent reorganization,” “Industry overview” and “Business.” These forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “estimates,” “will,” “should,” “plans” or “anticipates,” or the negative of the foregoing or other variations thereon or comparable terminology, or by discussions of strategy.
Potential investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary from those in the forward-looking statements as a result of various factors. These factors include:

•	the effectiveness of managements’ strategies and decisions;

•	general economic and business conditions, including cyclicality and other conditions in the aerospace and other end markets we serve;

•	developments in technology;

•	new or modified statutory or regulatory requirements;

•	changing prices and market conditions; and

•	the other factors discussed under “Risk factors.”
Potential investors are urged to consider these factors and the other factors described under “Risk factors” carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included herein are made only as of the date of this prospectus, and we undertake no obligation to update any information contained in this prospectus or to publicly release any revisions to any forward-looking statements to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus.

Use of proceeds
All of the shares of common stock offered in this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.
Dividend policy
We have not declared or paid any cash dividends on our common stock since we filed chapter 11 bankruptcy in 2002. We currently intend to retain all earnings for the operation and expansion of our business and do not currently anticipate paying any dividends on our common stock. The declaration and payment of dividends, if any, in the future will be at the discretion of the board of directors and will be dependent upon our results of operations, financial condition, cash requirements, future prospects and other factors. Accordingly, from time to time, the board may declare dividends, though we can give no assurance in this regard.
In addition, our revolving credit facility and our term loan facility restrict our ability to declare or pay, directly or indirectly, dividends. Under these credit arrangements we may pay cash dividends only if:

•	we are not in default or would not be in default as a result of the dividend; and

•	the amount of the dividends, together with the aggregate amount of all other dividend payments made by us after July 6, 2006, is less than the sum of (1) 50% of our net income for the period from July 6, 2006 to the end of our most recently ended fiscal quarter or if such net income is a deficit, less 100% of such deficit, (2) up to 100% of the proceeds to us from the sale or issuance of any of our equity securities remaining after making any mandatory prepayment under the revolving credit facility and term loan facility from the proceeds, provided that the proceeds are not used to make any investments or other dividend payments, and (3) $2.0 million.
We cannot assure you that we will ever pay dividends or, if we do, as to the amount, frequency or form of any dividends.
Price range of common stock
Our common stock is traded on the Nasdaq Global Market under the symbol “KALU.” The following table sets forth the high and low sales prices of our common stock for each quarterly period since our common stock began trading on the Nasdaq Global Market on July 7, 2006:

	High	Low

2006:
Third Quarter 2006 (from July 7, 2006)	$51.00	$36.50
Fourth Quarter 2006	$63.00	$43.00
2007:
First Quarter 2007 (through January 8, 2007)	$58.99	$57.18

On January 8, 2007, the last reported sale price for our common stock on the Nasdaq Global Market was $57.60 per share. As of December 31, 2006, there were approximately 497 common stockholders of record.

Capitalization
The following table sets forth our cash and cash equivalents and our consolidated capitalization as of September 30, 2006. You should read this table in conjunction with “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of
September 30,
2006

(dollars in millions, except share and per share amounts)
Cash and cash equivalents	$52.7

Debt, including current portion
Revolving credit facility	$—
Term loan facility	50.0
Other	—

Total debt	50.0

Stockholders’ equity:
Common stock, $0.01 par value, 45,000,000 shares authorized; 20,525,660 shares issued and outstanding(1)	0.2
Additional capital	482.5
Retained earnings	14.3
Common stock owned by the Union VEBA Trust subject to transfer restrictions, at reorganization value, 6,291,945 shares at September 30, 2006(2)	(151.1)

Total stockholders’ equity	345.9

Total capitalization	$395.9

(1)	Excludes 1,696,562 shares of common stock reserved and available for issuance under our equity incentive plan.

(2)	See Note 7 to our interim consolidated financial statements for a discussion of the treatment of the Union VEBA Trust’s shares that are subject to transfer restrictions.

Selected historical consolidated financial data
The following table sets forth selected historical consolidated financial data for our company. The selected consolidated statement of income data for the years ended December 31, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003, are derived from our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, which are not included in this prospectus. The selected consolidated statement of income data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, are derived from our audited consolidated financial statements included elsewhere in this prospectus.
As a result of the effectiveness of our plan of reorganization on July 6, 2006, we adopted fresh start reporting in accordance with SOP 90-7 as of July 1, 2006. Because SOP 90-7 requires us to restate our stockholders’ equity to our reorganization value and to allocate such value to our assets and liabilities based on their fair values, our financial condition and results of operations after June 30, 2006 will not be comparable in some material respects to the financial condition or results of operations reflected in our historical financial statements at dates or for periods prior to July 1, 2006. This makes it difficult to assess our future prospects based on historical performance.
Our emergence from chapter 11 bankruptcy and the adoption of fresh start reporting resulted in a new reporting entity for accounting purposes. Although we emerged from chapter 11 bankruptcy on July 6, 2006, we adopted fresh start reporting under the provisions of SOP 90-7 effective as of the beginning of business on July 1, 2006. As such, it was assumed that our emergence from chapter 11 bankruptcy was completed instantaneously at the beginning of business on July 1, 2006 such that all operating activities during the three months ended September 30, 2006 are reported as applying to the new reporting entity. We believe that this is a reasonable presentation as there were no material transactions between July 1, 2006 and July 6, 2006 other than plan of reorganization-related transactions.
The accompanying financial statements include our financial statements for both before and after our emergence from chapter 11 bankruptcy. Financial information related to the newly emerged entity is generally referred to throughout this prospectus as “successor” information and financial information related to the pre-emergence entity is generally referred to as “predecessor” information. The financial information of the successor entity is not comparable to that of the predecessor given the effects of the plan of reorganization, the adoption of fresh start reporting and other factors.
The selected consolidated financial data as of and for the nine months ended September 30, 2005 and 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements (except as set forth in Note 2 of our interim consolidated financial statements) and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The selected consolidated financial and operating data as of and for the nine months ended September 30, 2005 and 2006 are not necessarily indicative of the results that may be obtained for a full year.
The following selected consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Selected historical consolidated financial data

							Nine months ended
							September 30, 2006

							Predecessor
						Predecessor	period from	Period from
	Predecessor					nine months	January 1,	July 1, 2006
	year ended December 31,					ended	2006	through
						September 30,	to July 1,	September 30,
Statements of income data:	2001(1)	2002	2003	2004	2005	2005	2006	2006

(dollars in millions, except share and per share data)
						(unaudited)	(unaudited)	(unaudited)
						(restated)(2)
Net sales	$889.5	$709.0	$710.2	$942.4	$1,089.7	$815.9	$689.8	$331.4

Costs and expenses:
Cost of products sold	823.4	671.4	681.2	852.2	951.1	710.9	596.4	291.8
Depreciation and amortization	32.1	32.3	25.7	22.3	19.9	15.0	9.8	2.8
Selling, administrative, research and development, and general	93.7	118.6	92.5	92.3	50.9	38.0	30.3	18.0
Other operating charges (credits), net(3)	30.1	31.8	141.6	793.2	8.0	6.5	0.9	(2.9)

Total costs and expenses	979.3	854.1	941.0	1,760.0	1,029.9	770.4	637.4	309.7

Operating income (loss)	(89.8)	(145.1)	(230.8)	(817.6)	59.8	45.5	52.4	21.7
Other income (expense):
Interest expense(4)	(106.2)	(19.0)	(9.1)	(9.5)	(5.2)	(4.2)	(0.8)	—
Reorganization items(5)	—	(33.3)	(27.0)	(39.0)	(1,162.1)	(25.3)	3,093.1	—
Other, net	(68.7)	(0.9)	(5.2)	4.2	(2.4)	(1.5)	1.2	0.9

Income (loss) before income taxes and discontinued operations	(264.7)	(198.3)	(272.1)	(861.9)	(1,109.9)	14.5	3,145.9	22.6
Provision for income taxes	(523.4)	(4.4)	(1.5)	(6.2)	(2.8)	(6.0)	(6.2)	(8.3)
Minority interests	(0.2)	—	—	—	—	—	—	—

Income (loss) from continuing operations	(788.3)	(202.7)	(273.6)	(868.1)	(1,112.7)	8.5	3,139.7	14.3

Discontinued operations:
Income (loss) from discontinued operations, net of income taxes, including minority interests	165.3	(266.0)	(514.7)	(5.3)	(2.5)	21.3	4.3	—
Gain from sale of commodity interests	163.6	—	—	126.6	366.2	365.6	—	—

Income (loss) from discontinued operations(6)	328.9	(266.0)	(514.7)	121.3	363.7	386.9	4.3	—

Cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	—	—	—	—	(4.7)	(4.7)	—	—

Net income (loss)	$(459.4)	$(468.7)	$(788.3)	$(746.8)	$(753.7)	$390.7	$3,144.0	$14.3

Earnings (loss) per share— basic(7):
Income (loss) from continuing operations	$(9.82)	$(2.52)	$(3.41)	$(10.88)	$(13.97)	$0.11	$39.42	$0.72

Income (loss) from discontinued operations	$4.09	$(3.30)	$(6.42)	$1.52	$4.57	$4.85	$0.05	$—

Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	$—	$—	$—	$—	$(0.06)	$(0.06)	$—	$—

Net income (loss)	$(5.73)	$(5.82)	$(9.83)	$(9.36)	$(9.46)	$4.90	$39.47	$0.72

Earnings (loss) per share—diluted(7):
Income (loss) from continuing operations	$(9.82)	$(2.52)	$(3.41)	$(10.88)	$(13.97)	$0.11	$39.42	$0.72

Income (loss) from discontinued operations	$4.09	$(3.30)	$(6.42)	$1.52	$4.57	$4.85	$0.05	$—

Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	$—	$—	$—	$—	$(0.06)	$(0.06)	$—	$—

Net income (loss)	$(5.73)	$(5.82)	$(9.83)	$(9.36)	$(9.46)	$4.90	$39.47	$0.72

Dividends per common share	$—	$—	$—	$—	$—	$—	$—	$—

Weighted average shares outstanding (in thousands):
Basic	80,235	80,578	80,175	79,815	79,675	79,676	79,672	20,002
Diluted	80,235	80,578	80,175	79,815	79,675	79,676	79,672	20,029

(footnotes on following page)

Selected historical consolidated financial data

	As of December 31,					As of September 30,

Balance sheet data:	2001	2002	2003	2004	2005	2005	2006

(dollars in millions)
						(unaudited)
						(restated)(2)
Cash and cash equivalents	$154.1	$77.4	$35.5	$55.4	$49.5	$43.3	$52.7
Working capital(8)	(44.2)	183.0	104.9	73.0	119.7	85.6	212.1
Total assets	2,743.7	2,225.4	1,623.5	1,882.4	1,538.9	2,197.8	621.1
Long-term debt	678.7	20.7	2.2	2.8	1.2	1.2	50.0
Stockholders’ equity (deficit)	(441.1)	(1,085.6)	(1,738.7)	(2,384.2)	(3,141.2)	(1,993.5)	345.9

(1)	Statement of income data and balance sheet data for 2001 reflect our financial results and position prior to our filing for chapter 11 bankruptcy in February 2002. Such data includes the impact of our concluding a valuation allowance was required in respect of recorded tax attributes and from the partial sale of one of our commodity-related interests.

(2)	We restated our operating results for the nine months ended September 30, 2005. See Note 15 to our interim consolidated financial statements for information regarding the restatement.

(3)	Other operating charges (credits), net in 2003 and 2004 include certain significant charges associated with the termination of certain pension and post-retirement medical plans, a settlement in respect of a past labor matter and other items. These items are detailed in Note 6 to our audited consolidated financial statements and Note 10 to our interim consolidated financial statements.

(4)	Excludes unrecorded contractual interest expense of $84.0 million in 2002, $95.0 million in each of 2003, 2004 and 2005, $71.2 million for the nine months ended September 30, 2005 and $47.4 million for the period from January 1, 2006 to July 1, 2006.

(5)	Reorganization items for 2005 include an approximate $1.1 billion charge as a result of the value of an intercompany note treated as being for the benefit of certain creditors. See Note 1 to our audited consolidated financial statements. Reorganization items for the period from January 1, 2006 to July 1, 2006 include a gain of approximately $3.1 billion in connection with the implementation of our plan of reorganization and fresh start reporting. See Note 13 to our interim consolidated financial statements.

(6)	Income (loss) from discontinued operations includes the operating results associated with commodity interests sold as well as certain significant gains and losses associated with the dispositions. See Note 3 to our audited consolidated financial statements for information in respect of 2003, 2004 and 2005.

(7)	Earnings (loss) per share and share information prior to our emergence from chapter 11 bankruptcy may not be meaningful because, pursuant to our plan of reorganization, on July 6, 2006, all outstanding equity interests were cancelled without consideration.

(8)	Working capital represents total current assets, including cash, minus total current liabilities.

Management’s discussion and analysis of financial condition and results of operations
You should read the following discussion together with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. Actual results may vary from those in forward-looking statements as a result of a number of factors, including those we discuss under “Risk factors” and elsewhere in this prospectus. You should read “Risk factors” and “Special note regarding forward-looking statements.”
In the discussion of operating results below, certain items are referred to as non-run-rate items. For purposes of such discussion, non-run-rate items are items that, while they may recur from period to period, are (1) particularly material to results, (2) affect costs as a result of external market factors, and (3) may not recur in future periods if the same level of underlying performance were to occur. Non-run-rate items are part of our business and operating environment but are worthy of being highlighted for benefit of the users of the financial statements. Our intent is to allow users of the financial statements to consider our results both in light of and separately from fluctuations in underlying metal prices.
The following discussion gives effect to the restatement discussed in Note 15 of our notes to interim consolidated financial statements.
OVERVIEW
Our primary line of business is the production and sale of fabricated aluminum products. In addition, we own a 49% interest in Anglesey, an aluminum smelter. Historically, we operated in all principal sectors of the aluminum industry including the production and sale of bauxite, alumina and primary aluminum in domestic and international markets. However, as a part of our chapter 11 bankruptcy reorganization, we sold substantially all of our commodities operations other than Anglesey. The balances and results of operations in respect of the commodities interests sold (including our interests in and related to Queensland Alumina Limited, or QAL, sold in April 2005) are now considered discontinued operations.
Changes in global, regional or country-specific economic conditions can have a significant impact on overall demand for aluminum-intensive fabricated products in the markets for our Aero/HS, general engineering and custom automotive and industrial products. These changes in demand can directly affect our earnings by impacting the overall volume and mix of our fabricated products sold.
Changes in primary aluminum prices also affect our primary aluminum business unit and expected earnings under fixed price fabricated products contracts. We manage the risk of fluctuations in the price of primary aluminum through a combination of pricing policies, internal hedging and financial derivatives. Our operating results are also, albeit to a lesser degree, sensitive to changes in prices for power and natural gas and changes in certain foreign exchange rates. All of the foregoing have been subject to significant price fluctuations over recent years. For a discussion of the possible impacts of our chapter 11 bankruptcy reorganization on our sensitivity to changes in market conditions, see “—Quantitative and Qualitative Disclosures about Market Risks— Sensitivity.”
During the nine months ended September 30, 2005, the average London Metal Exchange transaction price, or LME price, per pound of primary aluminum was $0.83. During the nine months ended

Management’s discussion and analysis of financial condition and results of operations

September 30, 2006, the average LME price per pound for primary aluminum was approximately $1.14. At October 31, 2006, the LME price per pound was approximately $1.29.
Emergence from chapter 11 bankruptcy
During the past four years, we operated under chapter 11 of the United States Bankruptcy Code under the supervision of the United States Bankruptcy Court for the District of Delaware. We emerged from chapter 11 bankruptcy on July 6, 2006. Pursuant to our plan of reorganization:

•	all of our material pre-petition debt, pension and post-retirement medical obligations and asbestos and other tort liabilities, along with other pre-petition claims (which aggregated in our June 30, 2006 balance sheet to approximately $4.4 billion) were addressed and resolved; and

•	all of the equity interests of our pre-emergence stockholders were cancelled without consideration and our post-emergence equity was issued and delivered to a third party disbursing agent for distribution to certain claimholders.
Please see “Recent reorganization— Corporate Structure” for a diagram of our simplified post-emergence corporate structure.
Impacts of emergence from chapter 11 bankruptcy on future financial statements
All financial statement information as of June 30, 2006 and for all prior periods relates to our company before emergence from chapter 11 bankruptcy. Our financial statements for the quarter ending September 30, 2006 are the first set of financial statements that reflect financial information after our emergence. As more fully discussed below, there will be a number of differences between our financial statements before and after emergence that will make comparisons of our future and past financial information difficult to make.
As a result of our emergence from chapter 11 bankruptcy, we have applied fresh start reporting to our opening July 1, 2006 consolidated balance sheet as required by generally accepted accounting principles. As such, we have taken the following steps:

•	We have adjusted our stockholders’ equity to equal the reorganization value of our company;

•	We have reset items such as accumulated depreciation, accumulated deficit and accumulated other comprehensive income (loss) to zero; and

•	We have allocated the reorganization value to our individual assets and liabilities based on their estimated fair value. Such items as current liabilities, accounts receivable, and cash reflect values similar to those reported prior to emergence. Items such as inventory, property, plant and equipment, long-term assets and long-term liabilities have been significantly adjusted from amounts previously reported. As more fully discussed in the notes to our financial statements, these adjustments may adversely affect our future results.
We also made post-emergence changes to our accounting policies and procedures. In general, our accounting policies are the same as or are similar to those we have historically used to prepare our financial statements. In certain cases, however, we have adopted different accounting policies or applied methodologies differently to our post-emergence financial statement information. For instance, we changed our accounting methodologies with respect to inventory accounting. While we will account for inventories on a LIFO basis after emergence, we are applying LIFO differently than we did in the past. Specifically, we will view each quarter on a standalone basis for computing LIFO; whereas in the past we recorded LIFO amounts with a view to the entire fiscal year which, with certain exceptions, tended to result in LIFO charges being recorded in the fourth quarter or second half of the year.

Management’s discussion and analysis of financial condition and results of operations

Additionally, certain items such as earnings per share and Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, which had few, if any, implications while we were in chapter 11 bankruptcy will have increased importance in our future financial statement information.
Capital structure
After emergence from chapter 11 bankruptcy
On the July 6, 2006 effective date of our plan of reorganization, pursuant to the plan, all equity interests held by our stockholders immediately prior to the effective date were cancelled without consideration, and we issued 20,000,000 new shares of common stock to a third-party disbursing agent for distribution in accordance with our plan of reorganization. Of such 20,000,000 new shares, a total of 8,809,900 shares were distributed to, and are currently held by, the Union VEBA Trust. As of December 31, 2006, there were also outstanding 525,660 shares that were issued to our employees and directors under our equity incentive plan on and after the effective date of our plan of reorganization. As a result, the Union VEBA Trust held approximately 42.9% of our outstanding common stock as of December 31, 2006. See “Recent reorganization” and “Principal and selling stockholders.” There are restrictions on the transfer of our common stock. In addition, under our revolving credit facility and term loan facility, there are restrictions on our purchase of common stock and limitations on our ability to pay dividends. See “Description of capital stock” and “— Liquidity and Capital Resources — Financing facilities — After emergence from chapter 11 bankruptcy” for more detailed discussions of these restrictions.
Prior to emergence from chapter 11 bankruptcy
Prior to the effective date of our plan of reorganization, MAXXAM Inc. and one of its wholly-owned subsidiaries collectively owned approximately 63% of our common stock, with the remaining approximately 37% of our common stock being publicly held. However, as discussed in Note 2 to our interim consolidated financial statements, pursuant to our plan of reorganization, all equity interests held by our stockholders immediately prior to the effective date of our plan of reorganization were cancelled without consideration upon our emergence from chapter 11 bankruptcy.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS
Our main line of business is the production and sale of fabricated aluminum products. In addition, we own a 49% interest in Anglesey, which owns and operates an aluminum smelter in Holyhead, Wales.
The table below provides selected operational and financial information on a consolidated basis with respect to the fiscal years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (unaudited— in millions of dollars, except shipments and prices). The following data should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus. Interim results are not necessarily indicative of those for a full year.
Our emergence from chapter 11 bankruptcy and the adoption of fresh start reporting resulted in a new reporting entity for accounting purposes. Although we emerged from chapter 11 bankruptcy on July 6, 2006, we adopted fresh start reporting under the provisions of SOP 90-7, effective as of the beginning of business on July 1, 2006. As such, it was assumed that our emergence from chapter 11 bankruptcy was completed instantaneously at the beginning of business on July 1, 2006 so that all operating activities during the three months ended September 30, 2006 are reported as applying to the new reporting entity. We believe that this is a reasonable presentation as there were no material transactions between July 1, 2006 and July 6, 2006 other than plan of reorganization related transactions.
The selected operational and financial information after the effective date of our plan of reorganization are those of the successor and are not comparable to those of the predecessor. However, for purposes of this discussion (in the table below), the successor’s results for the period from July 1, 2006 through September 30, 2006 have been combined with the predecessor’s results for the period from January 1, 2006 to July 1, 2006 and are compared to the predecessor’s results for the nine months ended September 30, 2005. Differences between periods due to fresh start reporting are explained when material.

				Nine months ended
	Year ended December 31,			September 30,

Operating data (unaudited)	2003	2004	2005	2005	2006

Shipments (millions of pounds):
Fabricated products	372.3	458.6	481.9	365.2	399.7
Primary aluminum	158.7	156.6	155.6	115.7	117.1

Total	531.0	615.2	637.5	480.9	516.8

Average realized third party sales price (per pound):
Fabricated products(2)	$1.61	$1.76	$1.95	$1.94	$2.18
Primary aluminum(3)	$0.71	$0.85	$0.95	$0.93	$1.27
(footnotes on following page)

Management’s discussion and analysis of financial condition and results of operations

				Nine months ended
	Year ended December 31,			September 30,

Statements of income data:	2003	2004	2005	2005	2006

(dollars in millions)
				(unaudited)
				(Restated)(1)
Net sales:
Fabricated products	$597.8	$809.3	$939.0	$707.7	$872.5
Primary aluminum	112.4	133.1	150.7	108.2	148.7

Total net sales	$710.2	$942.4	$1,089.7	$815.9	$1,021.2

Segment operating income (loss)(1):
Fabricated products(4)(5)	$(21.2)	$33.0	$87.2	$66.3	$90.3
Primary aluminum(6)	6.7	13.9	16.4	13.4	15.2
Corporate and other	(74.7)	(71.3)	(35.8)	(27.7)	(33.4)
Other operating credits (charges), net (7)	(141.6)	(793.2)	(8.0)	(6.5)	2.0

Total operating income (loss)	$(230.8)	$(817.6)	$59.8	$45.5	$74.1

Reorganization items(8)	$(27.0)	$(39.0)	$(1,162.1)	$(25.3)	$3,093.1

Income (loss) from discontinued operations (9)	$(514.7)	$121.3	$363.7	$386.9	$4.3

Cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligation(10)	$—	$—	$(4.7)	$(4.7)	$—

Net income (loss)(1)	$788.3	$(746.8)	$(753.7)	$390.7	$3,158.3

Capital expenditures, net of accounts payable (excluding discontinued operations)	$8.9	$7.6	$31.0	$20.4	$39.7

(1)	We restated our operating results for the nine months ended September 30, 2005. See Note 15 to our interim consolidated financial statements for information regarding the restatement.

(2)	Average realized prices for our fabricated products business unit are subject to fluctuations due to changes in product mix as well as underlying primary aluminum prices and are not necessarily indicative of changes in underlying profitability.

(3)	Average realized prices for our primary aluminum business unit exclude hedging revenues.

(4)	Operating results for the nine months ended September 30, 2005 include metal losses of $2.3 million. Operating results for the nine months ended September 30, 2006 include a non-cash LIFO inventory charge of $18.4 million and metal profits of approximately $13.9 million.

(5)	Includes non-cash mark-to-market losses of $1.5 million in the nine months ended September 30, 2006. For further discussion regarding mark-to-market matters, see Note 9 to our interim consolidated financial statements.

(6)	Includes non-cash mark-to-market gains (losses) totaling $(4.5) million and $8.1 million in the nine months ended September 30, 2005 and 2006, respectively. For further discussion regarding mark-to-market matters, see Note 9 to our interim consolidated financial statements.

(7)	Other operating credits (charges), net in 2003 and 2004 include certain significant charges associated with the termination of certain pension and post-retirement medical plans, a settlement in respect of a past labor matter and other items. These items are detailed in Note 6 to our audited consolidated financial statements.

(8)	Reorganization items for 2005 includes an approximate $1.1 billion charge as a result of the value of an intercompany note treated as being for the benefit of certain creditors. See Note 1 to

Management’s discussion and analysis of financial condition and results of operations our audited consolidated financial statements. Reorganization items for the period from January 1, 2006 to July 1, 2006 includes a gain of approximately $3.1 billion in connection with the implementation of our plan of reorganization and fresh start reporting. See Note 13 to our interim consolidated financial statements.

(9)	Income (loss) from discontinued operations includes a substantial impairment charge in 2003 and gains in 2004 and 2005 in connection with the sale of certain of our commodity-related interests. See Note 3 to our audited consolidated financial statements.

(10)	See Note 2 to our interim consolidated financial statements for a discussion of the change in accounting for conditional asset retirement obligations.
NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2005
Summary
For the nine months ended September 30, 2006, we reported net income of $3,158.3 million, compared to net income of $390.7 million for the same period in 2005. Net income for the nine months ended September 30, 2006 includes a non-cash gain of $3,113.1 million related to the implementation of our plan of reorganization and the adoption of fresh start reporting. Net income for the nine months ended September 30, 2005 includes $365.6 million related to the gain on the sale of QAL and favorable QAL operating results prior to the sale of our QAL-related interests on April 1, 2005. In addition, the nine months ended September 30, 2005 and 2006 include a number of non-run-rate items that are more fully explained in the section below.
Net sales for the nine months ended September 30, 2006 totaled $1,021.2 million compared to $815.9 million for the nine months ended September 30, 2005. As more fully discussed below, the increase in net sales is primarily the result of the increase in the market price for primary aluminum. Increases in the market price for primary aluminum do not necessarily directly translate to increased profitability because (1) a substantial portion of the primary aluminum price increases and decreases experienced by our fabricated products business is passed on directly to customers and (2) our hedging activities, while limiting our risk of losses, also limit our ability to participate in price increases.
Fabricated aluminum products
For the nine month period ended September 30, 2006, net sales of fabricated products increased by 23% to $872.5 million as compared to the same period in 2005, primarily due to a 12% increase in average realized prices and a 9% increase in shipments. The increase in the average realized prices primarily reflects higher underlying primary aluminum prices. The increase in volume in 2006 was led by aerospace and defense-related shipments. Shipments improved for all broad product lines in the nine months ended September 30, 2006.
Operating income for the nine months ended September 30, 2006 of $90.3 million was approximately $24 million higher than the prior year period. Operating income for the nine months ended September 30, 2006 also included an approximate $28 million favorable impact compared to the prior year from higher shipments, stronger conversion prices (representing the value added from the fabrication process) and favorable scrap raw material costs. Higher energy prices had an approximate $4 million adverse impact on the nine months ended September 30, 2006 versus the nine months ended September 30, 2005, but a majority of this impact was offset by favorable cost performance. Major maintenance costs during the nine months ended September 30, 2006 were comparable to the same period in 2005. Depreciation and amortization in the nine months ended September 30, 2006 was approximately $2.2 million lower than the prior year period as a result of the adoption of fresh start reporting.

Management’s discussion and analysis of financial condition and results of operations

Both the nine months ended September 30, 2005 and 2006 include non-run-rate items. These items, which are listed below, had a combined approximate $6.0 million adverse impact on the nine months ended September 30, 2006, which is approximately $3.7 million worse than the comparable prior year period:

•	Metal profits in the nine months ended September 30, 2006 (before considering LIFO implications) of approximately $13.9 million, which is approximately $16.2 million better than the prior year period.

•	A non-cash LIFO inventory charge of $18.4 million in the nine months ended September 30, 2006. There were no LIFO charges or benefits in the comparable 2005 period.

•	Mark-to-market charges on energy hedging in the nine months ended September 30, 2006 were approximately $1.5 million. During the nine months ended September 30, 2005, there were no mark-to-market charges or gains.

Segment operating results for 2006 and 2005 include gains on intercompany hedging activities with the primary aluminum business unit totaling $31.5 million for the nine months ended September 30, 2006 and $3.4 million for the nine months ended September 30, 2005. These amounts eliminate in consolidation. Operating results for our fabricated products segment for the nine months ended September 30, 2005 exclude defined contribution savings plan charges of approximately $5.4 million.
The first furnace added as a part of the $105 million expansion project at our Trentwood facility has reached full production. A second furnace that is a part of the Trentwood expansion has begun production and is expected to ramp up to full production no later than early 2007. The third furnace expansion and the addition of the stretcher, which will enable us to produce heavier gauge plate products, are both expected to be on-line by early 2008. The additional production capacity from the first two furnace expansions has provided the opportunity for increased aerospace and defense-related shipments beginning in the fourth quarter of 2006 and should help offset the potential for lackluster automotive-related shipments due to the current industry decline in automotive sales.
Primary aluminum
During the nine months ended September 30, 2006, third-party net sales of primary aluminum increased 37%, compared to the same period in 2005. The increase was almost entirely attributable to the increase in average realized primary aluminum prices.
The following table sets forth (in millions of dollars) the differences in the major components of operating results for our primary aluminum segment between the nine months ended September 30, 2006 and the corresponding prior year period, as well as the primary factors leading to such differences. Many of the factors indicated are items that are subject to significant fluctuation from period to period and are largely impacted by items outside management’s control.

Management’s discussion and analysis of financial condition and results of operations

	Nine months ended
	September 30,
	2006 vs. 2005

	Operating	Better
Component	income	(worse)	Factor

Sales of production from Anglesey	$38	$15	Market price for primary aluminum
Internal hedging with fabricated products segment	(32)	(29)	Eliminates in consolidation
Derivative settlements	1	3	Impacted by positions and market prices
Mark-to-market on derivative instruments	8	13	Impacted by positions and market prices

	$15	$2

The improvement in Anglesey-related results, as well as the offsetting adverse internal hedging results, in the nine months ended September 30, 2006 over the comparable 2005 period was driven primarily by increases in primary aluminum market prices. The primary aluminum market-driven improvement in Anglesey-related operating results was offset by an approximate 15% contractual increase in Anglesey’s power costs affecting the 2006 period, an increase of approximately $1 million per quarter. Beginning in the second quarter of 2006, the Anglesey-related results were adversely affected (versus 2005) by a 20% increase in contractual alumina costs related to a new alumina purchase contract that runs through 2007. Power and alumina costs, in general, represent approximately two-thirds of Anglesey’s costs, and as such, future results will be adversely affected by these changes. The nuclear plant that supplies power to Anglesey is currently slated for decommissioning in late 2010. For Anglesey to be able to operate past September 2009 when its current power contract expires, Anglesey will have to secure a new or alternative power contract at prices that make its operation viable. We cannot assure you that Anglesey will be successful in this regard.
In addition, given the potential for future shutdown and related costs, dividends from Anglesey have been suspended while Anglesey studies future cash requirements. Dividends over the past five years have fluctuated substantially depending on various operational and market factors. During the last five years and the nine months ended September 30, 2006, cash dividends received were as follows (in millions of dollars): 2001 — $2.8, 2002 — $6.0, 2003 — $4.3, 2004 — $4.5, 2005 — $9.0, and 2006 — $11.7.
Corporate and other
Corporate operating expenses represent corporate general and administrative expenses that are not allocated to our business segments. Corporate operating expenses for the nine months ended September 30, 2006 were approximately $5.7 million higher than the comparable period in 2005. Incentive compensation accruals were approximately $5.0 million higher than the nine months ended September 30, 2005, including a $2.2 million non-cash charge associated with vested and non-vested stock grants. Additionally, we incurred certain costs we considered largely non-run-rate, including $1.8 million of preparation costs related to the Sarbanes-Oxley Act of 2002, $0.7 million of higher post-emergence tax service/preparation costs and $1.1 million of costs associated with certain computer upgrades. The remaining change in the nine months ended September 30, 2006 primarily reflects lower salary and other costs related to the movement toward a post-emergence structure.

Management’s discussion and analysis of financial condition and results of operations

Once the activity with our emergence from chapter 11 bankruptcy, which will continue through early 2007, and incremental Sarbanes-Oxley-related activities are complete, we expect there will be a substantial decline in corporate and other operating costs.
Corporate operating results for the nine months ended September 30, 2005, discussed above, exclude defined contribution savings plan charges of approximately $0.5 million.
Discontinued operations
Operating results from discontinued operations for the nine months ended September 30, 2006 consist of a $7.5 million payment from an insurer for certain residual claims we had in respect of a 2000 incident at our Gramercy, Louisiana alumina facility, which was sold in 2004, and a $1.1 million surcharge refund related to certain energy surcharges, which have been pending for a number of years, offset, in part, by a $5.0 million charge resulting from an agreement between us and the Bonneville Power Administration for an electric power contract rejected in connection with our chapter 11 bankruptcy. Operating results from discontinued operations for the nine months ended September 30, 2005 include the $365.6 million gain resulting from the sale of our interests in and related to QAL on April 1, 2005 and the favorable QAL operating results prior to the sale of our QAL-related interests.
Reorganization items
Reorganization items increased substantially in the nine months ended September 30, 2006 as compared to the comparable periods in 2005 as a result of the non-cash gain on the implementation of our plan of reorganization and the application of fresh start reporting of approximately $3,113.1 million in the third quarter of 2006.
YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004
We reported a net loss of $753.7 million in 2005 compared to a net loss of $746.8 million in 2004. Net sales in 2005 totaled $1,089.7 million compared to $942.4 million in 2004.
Fabricated aluminum products
Net sales of fabricated products increased by 16% during 2005 as compared to 2004 primarily due to a 10% increase in average realized prices and a 6% increase in shipments. The increase in the average realized prices reflected (in relatively equal proportions) higher conversion prices and higher underlying primary aluminum prices. The higher conversion prices were primarily attributable to continued strength in fabricated aluminum product markets, particularly for Aero/ HS products, as well as a favorable mix in the type of Aero/ HS products in the early part of 2005. Current period shipments were higher than 2004 shipments due primarily to the increased Aero/ HS product demand.
Segment operating results (before other operating charges, net) for 2005 improved over 2004 by approximately $54 million. The improvement consisted of improved sales performance (primarily due to factors cited above) of $64 million offset by higher operating costs, particularly for natural gas. Higher natural gas prices had a particularly significant impact on the fourth quarter of 2005. As of March 2006, natural gas prices had decreased somewhat but had not decreased to the price level experienced during the first nine months of 2005. Lower 2005 charges for legacy pension and retiree medical-related costs of $5 million were largely offset by other cost increases versus 2004, including $6 million of higher non-cash LIFO inventory charges, which were $9 million in 2005 versus $3.2 million in 2004. Segment operating results for 2005 and 2004 included gains on intercompany hedging activities with our primary aluminum business which totaled $11.1 million and $8.6 million, respectively. These amounts eliminate in consolidation.

Management’s discussion and analysis of financial condition and results of operations

Segment operating results for 2005, discussed above, excluded deferred contribution savings plan charges of approximately $6.3 million.
Primary aluminum
Third-party net sales of primary aluminum in 2005 increased by approximately 13% as compared to 2004. The increase was almost entirely attributable to the increase in average realized primary aluminum prices.
Segment operating results for 2005 included approximately $32 million related to the sale of primary aluminum resulting from our ownership interests in Anglesey offset by (1) losses on intercompany hedging activities with our fabricated products business (which eliminate in consolidation) which totaled approximately $11.1 million, and (2) approximately $4.1 million of non-cash charges associated with the discontinuance of hedge accounting treatment of derivative instruments as more fully discussed in Notes 2, 12 and 16 to our audited consolidated financial statements. Primary aluminum hedging transactions with third parties were essentially neutral in 2005. In 2004, segment operating results consisted of approximately $21 million related to sales of primary aluminum resulting from our ownership interests in Anglesey and approximately $2 million of gains from third-party hedging activities, offset by approximately $8.6 million of losses on intercompany hedging activities with our fabricated products business (which eliminate in consolidation). The improvement in Anglesey-related results in 2005 versus 2004 resulted primarily from the improvement in primary aluminum market prices discussed above. The primary aluminum market price increases were offset by an approximate 15% contractual increase in Anglesey’s power costs during the fourth quarter of 2005 as well as an increase in major maintenance costs incurred in 2005.
Corporate and other
In 2005, corporate operating expenses consisted of $30 million of expenses related to ongoing operations and $5 million related to retiree medical expenses. In 2004, corporate operating expenses consisted of $21 million of expenses related to ongoing operations and $50 million of retiree medical expenses.
The increase in expenses related to ongoing operations in 2005 compared to 2004 was due to an increase in professional expenses associated primarily with our initiatives to comply with Sarbanes-Oxley by December 31, 2006, and chapter 11 bankruptcy emergence-related activity, relocation of our corporate headquarters and transition costs. These increased expenses were offset by the fact that key personnel ceased receiving retention payments as of the end of the first quarter of 2004 pursuant to our key employee retention program. The decline in retiree-related expenses was primarily attributable to the termination of our Inactive Pension Plan in 2004 and the change in retiree medical payments.
Corporate operating results for 2005, discussed above, exclude defined contribution savings plan charges of approximately $0.5 million.
Reorganization items
Reorganization items consist primarily of income, expenses (including professional fees) and losses that were realized or incurred by us due to our chapter 11 bankruptcy reorganization. Reorganization items increased substantially in 2005 over 2004 as a result of a non-cash charge of approximately of $1,131.5 million in the fourth quarter of 2005. The non-cash charge was recognized in connection with the consummation of the plans of liquidation filed by certain of our subsidiaries pursuant to which the value associated with an intercompany note was assigned for the benefit of certain third-party creditors. See Note 1 to our audited consolidated financial statements for a more complete discussion.

Management’s discussion and analysis of financial condition and results of operations

Discontinued operations
Discontinued operations in 2005 included the operating results of our interests in and related to QAL for the first quarter of 2005 and the gain that resulted from the sale of such interests on April 1, 2005. Discontinued operations in 2004 included a full year of operating results attributable to our interests in and related to QAL, as well as the operating results of the commodity interests that were sold at various times during 2004.
Income from discontinued operations for 2005 increased approximately $242 million over 2004. The primary factor for the improved results was the larger gain on the sale of our QAL interests (approximately $366 million) in 2005 compared to the gains from the sale of our interests in and related to Alumina Partners of Jamaica, or Alpart, and the sale of our Mead facility (approximately $127 million) in 2004. The adverse impacts in 2005 of a $42 million non-cash contract rejection charge were largely offset by improved operating results in 2005 associated with QAL of $12 million and the avoidance of $33 million of net losses by other commodity-related interests in 2004.
YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003
We reported a net loss of $746.8 million in 2004 compared to a net loss of $788.3 million for 2003. Net sales in 2004 totaled $942.4 million compared to $710.2 million in 2003.
Fabricated aluminum products
Net sales of fabricated products increased by 35% during 2004 as compared to 2003 primarily due to a 23% increase in shipments and a 9% increase in average realized prices. Shipments in 2004 were higher than 2003 shipments as a result of improved demand for most of our fabricated aluminum products, especially aluminum plate for the general engineering market as well as extrusions and forgings for the automotive market. Demand for our products in the Aero/ HS market was also markedly higher in 2004 than in 2003. The increase in the average realized price reflected changes in the mix of products sold, stronger demand and higher underlying metal prices. Extrusion prices were thought to have recovered from the recessionary lows experienced in 2002 and 2003 but were still below prices experienced during peaks in the business cycle. Plate prices increased to near peak-level pricing in response to strong near-term demand.
Segment operating results (before other operating charges, net) for 2004 improved over 2003 primarily due to the increased shipment and price levels noted above, improved market conditions and improved cost performance offset, in part, by modestly increased natural gas prices and a $12.1 million non-cash LIFO inventory charge. Operating results for 2003 included increased energy costs, a $3.2 million non-cash LIFO inventory charge, and higher pension-related expenses offset, in part, by reductions in overhead and other operating costs as a result of cost cutting initiatives. Segment operating results for 2004 and 2003 included gains (losses) on intercompany hedging activities with the primary aluminum business unit totaling $8.6 million and $(2.3) million. These amounts eliminate in consolidation.
Segment operating results for 2003, discussed above, exclude a net gain of approximately $3.9 million from the sale of equipment.
Primary aluminum
Third party net sales of primary aluminum increased 18% for 2004 as compared to the same period in 2003, primarily as a result of a 20% increase in third-party average realized prices offset by a 1% decrease in third-party shipments. The increases in the average realized prices were primarily due to the increases in primary aluminum market prices. Shipments in 2004 were better than the prior year primarily due to the timing of shipments.

Management’s discussion and analysis of financial condition and results of operations

Segment operating results (before other operating charges, net) for 2004 improved over 2003 primarily due to the increases in prices and shipments discussed above. Segment operating results for 2004 and 2003 include gains (losses) on intercompany hedging activities with the fabricated products business unit totaling $(8.6) million and $2.3 million. These amounts eliminate in consolidation.
Segment operating results for 2003, discussed above, exclude a pre-filing date claim of approximately $3.2 million related to a restructured transmission agreement and a net gain of approximately $9.5 million from the sale of our Tacoma, Washington smelter.
Corporate and other
In 2004, corporate operating costs consisted of $21.2 million of expenses related to ongoing operations and $50 million of retiree-related expenses. In 2003, corporate operating costs consisted of expenses related to ongoing operations of $39 million and $35 million of retiree-related expenses. The decline in expenses related to ongoing operations from 2003 to 2004 was primarily attributable to lower salary ($1 million), retention ($4 million) and incentive compensation ($2.5 million) costs as well as lower accruals for pension-related costs primarily as a result of the December 2003 termination by the Pension Benefit Guaranty Corporation, or PBGC, of our salaried employees pension plan ($2.5 million). The increase in retiree-related expenses in 2004 from 2003 reflects management’s decision to allocate to the corporate segment the excess of post-retirement medical costs related to the fabricated products business unit and discontinued operations for the period May 1, 2004 through December 31, 2004 over the amount of such segment’s allocated share of VEBA contributions offset, in part, by lower pension-related accruals as a result of the December 2003 termination by the PBGC of our salaried employees pension plan.
Corporate operating results for 2004, discussed above, exclude: (1) pension charges of $310.0 million related to terminated pension plans whose responsibility was assumed by the PBGC, (2) a settlement charge of $175.0 million related to a settlement with the USW, and (3) settlement charges of $312.5 million related to the termination of the post-retirement medical benefit plans (all of which are included in other operating charges, net). Corporate operating results for 2003 exclude a pension charge of $121.2 million related to the terminated salaried employees pension plan assumed by the PBGC, a charge of $15.7 million related to a multi-site environmental settlement and hearing loss claims of $15.8 million (all of which are included in other operating charges, net).
Discontinued operations
Discontinued operations include the operating results for Alpart, an alumina smelter located in Gramercy, Louisiana and associated interest in Kaiser Jamaica Bauxite Company, or Gramercy/ KJBC, Volta Aluminum Company Limited, or Valco, QAL and our Mead facility and gains from the sale of our interests in and related to these interests (except for the gain on the sale of our interests in and related to QAL which was sold in April 2005). Results for discontinued operations for 2004 improved $636.0 million over 2003. Approximately $460 million of such improvement resulted from three nonrecurring items: (1) the approximate $126.6 million gain on the sale of our interests in and related to Alpart and the sale of our Mead facility; (2) the $368.0 million of impairment charges in respect of our interests in and related to commodities interests in 2003; and (3) $33.0 million of Valco-related impairment charges in 2004. The balance of the improvement primarily resulted from approximately $132 million of improved operating results at Alpart, Gramercy/ KJBC and QAL, a substantial majority of which was related to the improvement in average realized alumina prices.

Management’s discussion and analysis of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES
Our primary sources of liquidity are cash generated from operating activities and borrowings under our revolving credit facility. We believe that the cash and cash equivalents, cash flows from operations and cash available under the revolving credit facility will be sufficient to satisfy the anticipated cash requirements associated with our existing operations for at least the next 12 months. Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any expansion of our business that we complete.
As a result of the filing of the chapter 11 bankruptcy proceedings, claims against us for principal and accrued interest on secured and unsecured indebtedness existing on the respective filing dates of our company and each of our subsidiaries were stayed while we continued business operations as debtors-in-possession, subject to the control and supervision of the bankruptcy court. These obligations were extinguished upon our emergence from chapter 11 bankruptcy.
Operating activities
During the nine months ended September 30, 2006, fabricated products operating activities provided $42 million of cash compared to $67 million of cash for the nine months ended September 30, 2005. Cash provided by fabricated products in the nine months ended September 30, 2006 was primarily due to improved operating results offset, in part, by increased working capital cash requirements. The increase in 2006 working capital cash requirements was primarily the result of the impact of higher primary aluminum prices and increased demand for fabricated aluminum products on inventories and accounts receivable, which was only partially offset by increases in accounts payable. Cash provided by fabricated products in the nine months ended September 30, 2005 was primarily due to improved operating results associated with improved demand for fabricated aluminum products. Working capital change in the nine months ended September 30, 2005 was modest. Fabricated products cash flow excluded consideration of pension and retiree cash payments made in respect of current and former employees of the fabricated products facilities. Such amounts are part of the “legacy” costs that we classify as a corporate cash outflow.
Cash flows attributable to Anglesey provided $22 million and $17 million in the nine months ended September 30, 2006 and 2005, respectively.
Corporate and other operating activities used $82 million of cash in the nine months ended September 30, 2006 and 2005. Cash outflows for corporate and other operating activities in the nine months ended September 30, 2006 and 2005 included:

•	$12 million and $18 million, respectively, for medical obligations and VEBA funding for all former and current operating units;

•	$16 million and $30 million, respectively, for reorganization costs; and

•	$30 million and $20 million, respectively, for general and administrative costs.
Cash outflows for corporate and other operating activities for the nine months ended September 30, 2006 also included $25 million of payments made pursuant to our plan of reorganization.
In the nine months ended September 30, 2006, discontinued operation activities provided $9 million of cash compared to $13 million in the nine months ended September 30, 2005. Cash provided by discontinued operations in the nine months ended September 30, 2006 consisted of, as discussed above, the proceeds from an $8 million payment from an insurer and a $1 million refund from

Management’s discussion and analysis of financial condition and results of operations commodity interests energy vendors. Cash provided in the nine months ended September 30, 2005 resulted from favorable operating results of QAL offset, in part, by foreign tax payments of $10 million.
In 2005, fabricated products operating activities provided $88 million of cash, substantially all of which was generated from operating results. Working capital changes were modest. In 2004, fabricated products operating activities provided approximately $35 million of cash, $70 million of which was generated from operating results offset by increases in working capital of approximately $35 million. In 2003, fabricated products operating activities provided approximately $30 million of cash, substantially all of which was generated from operating results. Working capital changes were modest. The increases in cash provided by fabricated products operating results in 2005 and 2004 were primarily due to improving demand for fabricated aluminum products. The increase in working capital in 2004 reflected the increase in demand as well as the significant increase in primary aluminum prices. In 2003, cost-cutting initiatives offset reduced product prices and shipments so that cash provided by operations approximated that in 2002. The foregoing analysis of fabricated products cash flow excludes consideration of pension and retiree cash payments made in respect of current and former employees of our fabricated products segment. Such amounts are part of the “legacy” costs that we internally categorize as a corporate cash outflow.
Cash flows attributable to our interests in and related to our primary aluminum business provided $20 million, $14 million and $12 million in 2005, 2004 and 2003, respectively. The increase in cash flows between 2005 and 2004 was primarily attributable to increases in primary aluminum market prices. Higher primary aluminum prices in 2004 caused the cash flows attributable to sales of primary aluminum production from Anglesey to be approximately $2 million higher in 2004 than in 2003. The balance of the differences in cash flows between 2004 and 2003 was primarily attributable to timing of shipments, payments and receipts.
Corporate and other operating activities utilized $108 million, $150 million and $100 million of cash in 2005, 2004 and 2003, respectively. Cash outflows from corporate and other operating activities in 2005, 2004 and 2003 included: (1) $37 million, $57 million and $60 million, respectively, in respect of retiree medical obligations and VEBA funding for former and current operating units; (2) payments for reorganization costs of $39 million, $35 million and $27 million, respectively; and (3) payments in respect of general and administrative costs totaling approximately $29 million, $26 million and $27 million, respectively. Corporate operating cash flow in 2003 included asbestos-related insurance receipts of approximately $18 million. Cash outflows in 2004 also included $27 million to settle certain multi-site environmental claims.
In 2005, discontinued operation activities provided $17 million of cash. This compares with 2004 and 2003 when discontinued operation activities provided $64 million and used $29 million of cash, respectively. The decrease in cash provided by discontinued operations in 2005 over 2004 resulted primarily from a decrease in favorable operating results due to the sale of substantially all of our commodity interests between the second half of 2004 and early 2005. The remaining commodity interests were sold as of April 1, 2005. The increase in cash provided by discontinued operations in 2004 over 2003 resulted from improved operating results due primarily to the improvement in average realized alumina prices.
Investing activities
Total capital expenditures for our fabricated products business were $38.7 million and $20.1 million for the nine months ended September 30, 2006 and 2005, respectively. As previously described, we currently expect total capital expenditures for our fabricated products business in 2006 to be in the $60 million to $70 million range. Total capital expenditures for our fabricated products business are

Management’s discussion and analysis of financial condition and results of operations also currently expected to be in the $60 million to $70 million range for 2007. The higher level of capital spending primarily reflects incremental investments, particularly at our Trentwood facility. We initially announced a $75 million expansion project of our Trentwood facility and, in August 2006, announced a follow-on investment of an additional $30 million. These investments are being made primarily for new equipment and furnaces that will enable us to supply heavy gauge, heat treat stretched plate to the aerospace and general engineering markets and will provide incremental capacity. Since the inception of the project during 2005, approximately $45 million has been incurred as of September 30, 2006. Besides the Trentwood facility expansion, our remaining capital spending in 2006 was, and in 2007 will be, spread among all manufacturing locations. A majority of the remaining capital spending is expected to reduce operating costs, improve product quality or increase capacity. However, we have not committed to any individual projects of significant size, other than the Trentwood expansion, at this time.
Total capital expenditures for fabricated products were $30.6 million, $7.6 million, and $8.9 million in 2005, 2004 and 2003, respectively. The capital expenditures were made primarily to improve production efficiency, reduce operating costs and expand capacity at existing facilities.
Total capital expenditures for discontinued operations were $3.5 million and $28.3 million in 2004 and 2003, respectively (of which $1.0 million and $8.9 million, respectively, were funded by the minority partners in certain foreign joint ventures).
Our level of capital expenditures may be adjusted from time to time depending on our business plans, price outlook for metal and other products, our ability to maintain adequate liquidity and other factors. If our sales growth continues and the relevant market factors remain positive, we may increase our capital spending in 2007 from the amounts described above, and if our sales decline or the market factors do not remain positive, our capital spending may be decreased from the amounts described above.
Depending upon conditions in the capital markets and other factors, we will from time to time consider the issuance of debt or equity securities, or other possible capital markets transactions, the proceeds of which could be used to refinance current indebtedness or for other corporate purposes. Pursuant to our growth strategy, we will also consider from time to time acquisitions of, and investments in, assets or businesses that complement our existing assets and businesses. Acquisition transactions, if any, are expected to be financed through cash on hand and from operations, bank borrowings, the issuance of debt or equity securities or a combination of two or more of those sources.
Financing facilities
After emergence from chapter 11 bankruptcy
On July 6, 2006, we entered into a $200.0 million revolving credit facility with a group of lenders, of which up to a maximum of $60.0 million may be utilized for letters of credit. Under the revolving credit facility, we may borrow (or obtain letters of credit) from time to time in an aggregate amount equal to the lesser of $200.0 million and a borrowing base comprised of eligible accounts receivable, eligible inventory and certain eligible machinery, equipment and real estate, reduced by certain reserves, all as specified in the revolving credit facility. The revolving credit facility has a five-year term and matures in July 2011, at which time all principal amounts outstanding thereunder will be due and payable. Borrowings under the revolving credit facility bear interest at a rate equal to either a base prime rate or LIBOR, at our option, plus a specified variable percentage determined by reference to the then remaining borrowing availability under the revolving credit facility. The revolving credit facility may, subject to certain conditions and the agreement of lenders thereunder, be increased up to $275.0 million.

Management’s discussion and analysis of financial condition and results of operations

Concurrently with the execution of the revolving credit facility, we also entered into a term loan facility that provides for a $50.0 million term loan and is guaranteed by certain of our domestic operating subsidiaries. The term loan facility was fully drawn on August 4, 2006. The term loan facility has a five-year term and matures in July 2011, at which time all principal amounts outstanding thereunder will be due and payable. Borrowings under the term loan facility bear interest at a rate equal to either a premium over a base prime rate or LIBOR, at our option.
Amounts owed under each of the revolving credit facility and the term loan facility may be accelerated upon the occurrence of various events of default set forth in each agreement, including the failure to make principal or interest payments when due, and breaches of covenants, representations and warranties set forth in each agreement.
The revolving credit facility is secured by a first priority lien on substantially all of our assets and the assets of our domestic operating subsidiaries that are also borrowers thereunder. The term loan facility is secured by a second lien on substantially all of our assets and the assets of our domestic operating subsidiaries that are the borrowers or guarantors thereof.
Both credit facilities place restrictions on our ability to, among other things, incur debt, create liens, make investments, pay dividends, repurchase our common stock, sell assets, undertake transactions with affiliates and enter into unrelated lines of business.
During July 2006, we borrowed and repaid $8.6 million under the revolving credit facility. At October 31, 2006, there were no borrowings outstanding under the revolving credit facility, there was approximately $15.9 million outstanding under letters of credit and there was $50.0 million outstanding under the term loan facility.
Prior to emergence from chapter 11 bankruptcy
On February 11, 2005, we entered into a new financing agreement with a group of lenders under which we were provided with a replacement for the existing post-petition credit facility and a commitment for a multi-year exit financing arrangement upon our emergence from our chapter 11 bankruptcy proceedings. The financing agreement was replaced by our revolving credit facility and term loan on July 6, 2006, the effective date of our plan of reorganization.
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
The following summarizes our significant contractual obligations at September 30, 2006 (dollars in millions):

		Payments due in

		Less than	2-3	4-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Long-term debt	$50.0	$—	$—	$50.0	$—
Operating leases	7.4	2.6	3.1	1.6	0.1

Total cash contractual obligations(1)	$57.4	$2.6	$3.1	$51.6	$0.1

(1)	Total contractual obligations exclude future annual variable cash contributions to the VEBAs, which cannot be determined at this time. See “—Off Balance Sheet and Other Arrangements” below for a summary of possible annual variable cash contribution amounts at various levels of earnings and cash expenditures.

Management’s discussion and analysis of financial condition and results of operations

OFF BALANCE SHEET AND OTHER ARRANGEMENTS
As of September 30, 2006, outstanding letters of credit under our revolving credit facility were approximately $17.7 million, substantially all of which expire within approximately twelve months. The letters of credit relate primarily to insurance, environmental and other activities.
We have agreements to supply alumina to and purchase aluminum from Anglesey. Both the alumina sales agreement and primary aluminum purchase agreement are tied to primary aluminum prices.
The following employee benefit plans remain in effect:

•	A commitment to provide one or more defined contribution 401(k) plans as a replacement for three of four defined benefit pension plans for hourly bargaining unit employees at four of our production facilities. The defined benefit plans at these four production facilities were terminated during the fourth quarter of 2006, effective as of October 10, 2006, pursuant to a court ruling received in July 2006. These replacement plans provide for an annual contribution ranging from $800 to $2,400 per bargaining unit employee, depending on the employee’s age. We also agreed to make monthly contributions of one dollar per hour worked by each bargaining unit employee to the appropriate multi-employer pension plans sponsored by the USW and certain other unions at each of these four facilities.

•	A defined contribution 401(k) savings plan for hourly bargaining unit employees at all of our other production facilities. Pursuant to the terms of the defined contribution plan, we will be required to make annual contributions to the Steelworkers Pension Trust on the basis of one dollar per USW employee hour worked at two facilities. We will also be required to make contributions to the defined contribution savings plan for active USW employees at these facilities that will range from $800 to $2,400 per employee per year, depending on the employee’s age.

•	A defined benefit pension plan for our salaried employees at our facility in London, Ontario with annual contributions based on each salaried employee’s age and years of service.

•	A defined contribution savings plan for salaried and non-bargaining unit hourly employees providing for a match of certain contributions made by employees plus a contribution of between 2% and 10% of their salary depending on their age and years of service.

•	A defined benefit pension plan for one inactive operation with three remaining former employees covered by that plan.

•	An annual variable cash contribution to the VEBAs. The amount to be contributed to the VEBAs will be 10% of the first $20.0 million of annual cash flow (defined generally as earnings before interest expense, provision for income taxes and depreciation and amortization (“EBITDA”) less cash payments for, among other things, interest, income taxes and capital expenditures (“Cash Payments”)) plus 20% of annual cash flow, as defined, in excess of $20.0 million. Such annual payments will not exceed $20.0 million and will also be limited (with no carryover to future years) to the extent that the payments would cause our liquidity to be less than $50.0 million. Such amounts will be determined on an annual basis and payable no later than March 31 of the following year. However, we have the ability to offset amounts that would otherwise be due to the VEBAs with approximately $12.7 million of excess contributions made to the VEBAs prior to the effective date of our plan of reorganization.

Management’s discussion and analysis of financial condition and results of operations

The following table shows (in millions of dollars) the estimated amount of variable VEBA payments that would occur at differing levels of EBITDA and Cash Payments in respect of, among other items, interest, income taxes and capital expenditures. The table below does not consider the liquidity limitation, the $12.7 million of advances available to us to offset VEBA obligations as they become due and certain other factors that could effect the amount of variable VEBA payments due and, therefore, should be considered only for illustrative purposes.

	Cash Payments

EBITDA	$25.0	$50.0	$75.0	$100.0

$ 20.0	$—	$—	$—	$—
40.0	1.5	—	—	—
60.0	5.0	1.0	—	—
80.0	9.0	4.0	0.5	—
100.0	13.0	8.0	3.0	—
120.0	17.0	12.0	7.0	2.0
140.0	20.0	16.0	11.0	6.0
160.0	20.0	20.0	15.0	10.0
180.0	20.0	20.0	19.0	14.0
200.0	20.0	20.0	20.0	18.0

•	A short-term incentive plan for management, payable in cash, which is based primarily on earnings, adjusted for certain safety and performance factors. Most of our locations have similar programs for both hourly and salaried employees.

•	A stock based long-term incentive plan for key managers. As more fully discussed in Note 7 to our interim consolidated financial statements an initial, emergence-related award was made under this program. Additional awards are expected to be made in future years.
In connection with the sale of our interests in and related to Gramercy/ KJBC, we agreed to indemnify the buyers for up to $5 million of losses suffered by the buyers that result from any failure of our representations and warranties to be true. Upon the closing of the transaction, such amount was recorded in long-term liabilities in the accompanying financial statements. A claim for the full amount of the indemnity was made initially. However, in October 2006, the claimant filed a revised report to indicate that its claim was approximately $2 million and separately filed for summary judgment in respect to its claim. We continue to evaluate the claim and, as such, have no basis nor enough information to revise the accrual. The indemnity expired with respect to additional claims in October 2006.
During the third quarter of 2005 and August 2006, we placed orders for certain equipment and services intended to augment our heat treat and aerospace capabilities at our Trentwood facility. We expect to become obligated for costs related to these orders of approximately $105 million, of which approximately $45 million of such cost was incurred in 2005 and through the third quarter of 2006. The majority of the balance will likely be incurred primarily over the remainder of 2007.
At September 30, 2006, there was approximately $7.1 million of accrued, but unpaid professional fees that have been approved for payment by the bankruptcy court. Additionally, certain professionals had “success” fees due upon our emergence from chapter 11 bankruptcy. Approximately $5.0 million of such amounts were recorded in connection with our emergence from chapter 11 bankruptcy and the implementation of fresh start reporting and paid by us after September 30, 2006.

Management’s discussion and analysis of financial condition and results of operations

NEW ACCOUNTING PRONOUNCEMENTS
Please see Note 2 to our interim consolidated financial statements for a discussion of new accounting pronouncements.
Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), SFAS No. 158, was issued in September 2006. SFAS No. 158 requires a company to recognize the overfunded or underfunded status of single-employer defined benefit postretirement plan(s) as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. Prior standards only required the overfunded or underfunded status of a plan to be disclosed in the notes to the financial statements. In addition, SFAS No. 158 requires that a company disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition assets or obligations. We must adopt SFAS No. 158 in our 2006 annual financial statements. Given the application of fresh start reporting in the third quarter of 2006, the funded status of our defined benefit pension plans is fully reflected in our September 30, 2006 balance sheet and therefore we expect SFAS No. 158 to have no material impact on our balance sheet reporting for these plans. However, we have not yet completed our review of the possible impacts of SFAS No. 158 in respect of the net assets or obligations of the Salaried Retiree VEBA Trust and the Union VEBA Trust and cannot, therefore, predict what, if any, impacts adoption of SFAS No. 158 will have on the balance sheet in regard to the VEBAs.
Statement of Financial Accounting Standards No. 157, Fair Value Measurements, SFAS No. 157, was issued in September 2006 to increase consistency and comparability in fair value measurements and to expand related disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. We are still evaluating SFAS No. 157 but do not currently anticipate that the adoption of this standard will have a material impact on our financial statements.
Staff Accounting Bulletin No. 108, Guidance for Quantifying Financial Statement Misstatements, SAB No. 108, was issued by the SEC staff in September 2006. SAB No. 108 establishes a specific approach for the quantification of financial statement errors based on the effects of the error on each of our financial statements and the related financial statement disclosures. The provisions of SAB No. 108 are effective for our 2006 annual financial statements. We do not anticipate that the adoption of this bulletin will have a material impact on its financial statements.
CRITICAL ACCOUNTING POLICIES
Successor
Critical accounting policies fall into two broad categories. The first type of critical accounting policies includes those that are relatively straightforward in their application, but which can have a significant impact on the reported balances and operating results, like revenue recognition policies and inventory accounting methods. The first type of critical accounting policies is outlined in Note 2 of our interim consolidated financial statements and is not addressed below. The second type of critical accounting policies includes those that are both very important to the portrayal of our financial condition and results and require management’s most difficult, subjective and/or complex judgments. Typically, the circumstances that make these judgments difficult, subjective and/or complex have to do with the need

Management’s discussion and analysis of financial condition and results of operations to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies after emergence from chapter 11 bankruptcy will, in some cases, be different from those before emergence, as many of the significant judgments affecting the financial statements related to matters or items directly a result of the chapter 11 bankruptcy or related to liabilities that were resolved pursuant to our plan of reorganization. See the Notes to our interim consolidated financial statements for discussion of possible differences.
While we believe that all aspects of our financial statements should be studied and understood in assessing our current and expected future financial condition and results, we believe that the accounting policies that warrant additional attention include:
Application of fresh start reporting
Upon our emergence from chapter 11 bankruptcy, we applied fresh start reporting to our consolidated financial statements as required by SOP 90-7. As such, in July 2006, we adjusted stockholders’ equity to equal the reorganization value of the entity at emergence. Additionally, items such as accumulated depreciation, accumulated deficit and accumulated other comprehensive income (loss) were reset to zero. We allocated the reorganization value to our individual assets and liabilities based on their estimated fair value at the emergence date based, in part, on information from a third-party appraiser. Such items as current liabilities, accounts receivable and cash reflected values similar to those reported prior to emergence. Items such as inventory, property, plant and equipment, long-term assets and long-term liabilities were significantly adjusted from amounts previously reported. Because fresh start reporting was adopted at emergence and because of the significance of liabilities subject to compromise that were relieved upon emergence, meaningful comparisons between the historical financial statements and the financial statements from and after emergence are difficult to make.
Our judgments and estimates with respect to commitments and contingencies
Valuation of legal and other contingent claims is subject to a great deal of judgment and substantial uncertainty. Under U.S. generally accepted accounting principles, or GAAP, companies are required to accrue for contingent matters in their financial statements only if the amount of any potential loss is both “probable” and the amount (or a range) of possible loss is “estimatable.” In reaching a determination of the probability of an adverse ruling in respect of a matter, we typically consult outside experts. However, any such judgments reached regarding probability are subject to significant uncertainty. We may, in fact, obtain an adverse ruling in a matter that we did not consider a “probable” loss and which, therefore, was not accrued for in our financial statements. Additionally, facts and circumstances in respect of a matter can change causing key assumptions that were used in previous assessments of a matter to change. It is possible that amounts at risk in respect of one matter may be “traded off” against amounts under negotiations in a separate matter. Further, in estimating the amount of any loss, in many instances a single estimation of the loss may not be possible. Rather, we may only be able to estimate a range for possible losses. In such event, GAAP requires that a liability be established for at least the minimum end of the range assuming that there is no other amount which is more likely to occur.
Our judgments and estimates in respect of our employee defined benefit plans
Defined benefit pension and post-retirement medical obligations included in the consolidated financial statements at June 30, 2006 and at prior dates are based on assumptions that were subject to variation from year to year. Such variations could have caused our estimate of such obligations to vary significantly. Restructuring actions relating to our exit from most of our commodities businesses (such as the indefinite curtailment of the Mead smelter) also had a significant impact on such amounts.
The most significant assumptions used in determining the estimated year-end obligations were the assumed discount rate, long-term rate of return, or LTRR, and the assumptions regarding future

Management’s discussion and analysis of financial condition and results of operations medical cost increases. Since recorded obligations represent the present value of expected pension and post-retirement benefit payments over the life of the plans, decreases in the discount rate (used to compute the present value of the payments) would cause the estimated obligations to increase. Conversely, an increase in the discount rate would cause the estimated present value of the obligations to decline. The LTRR on plan assets reflects an assumption regarding what the amount of earnings would be on existing plan assets (before considering any future contributions to the plans). Increases in the assumed LTRR would cause the projected value of plan assets available to satisfy pension and post-retirement obligations to increase, yielding a reduced net expense in respect of these obligations. A reduction in the LTRR would reduce the amount of projected net assets available to satisfy pension and post-retirement obligations and, thus, cause the net expense in respect of these obligations to increase. As the assumed rate of increase in medical costs goes up, so does the net projected obligation. Conversely, if the rate of increase was assumed to be smaller, the projected obligation declines.
Our judgments and estimates in respect to environmental commitments and contingencies
We are subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of such laws and regulations and to claims and litigation based upon such laws and regulations. Based on our evaluation of environmental matters, we have established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters. These environmental accruals represent our estimate of costs reasonably expected to be incurred on a going concern basis in the ordinary course of business based on presently enacted laws and regulations, currently available facts, existing technology and our assessment of the likely remediation action to be taken. However, making estimates of possible environmental remediation costs is subject to inherent uncertainties. As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals.
See Note 8 of our notes to interim consolidated financial statements for additional information in respect of environmental contingencies.
Our judgments and estimates in respect of conditional asset retirement obligations
Companies are required to estimate incremental costs for special handling, removal and disposal costs of materials that may or will give rise to conditional asset retirement obligations and then discount the expected costs back to the current year using a credit adjusted risk free rate. Under current accounting guidelines, liabilities and costs for conditional asset retirement obligations must be recognized in a company’s financial statements even if it is unclear when or if the conditional asset retirement obligations will be triggered. If it is unclear when or if a conditional asset retirement obligation will be triggered, companies are required to use probability weighting for possible timing scenarios to determine the probability weighted amounts that should be recognized in our financial statements. We have evaluated our exposures to conditional asset retirement obligations and determined that we have conditional asset retirement obligations at several of our facilities. The vast majority of such conditional asset retirement obligations consist of incremental costs that would be associated with the removal and disposal of asbestos (all of which is believed to be fully contained and encapsulated within walls, floors, ceilings or piping) at certain of the older facilities if such facilities were to undergo major renovation or be demolished. No plans currently exist for any such renovation or demolition of such facilities and our current assessment is that the most probable scenarios are that no such conditional asset retirement obligation would be triggered for 20 or more years, if at all. Nonetheless, we have recorded an estimated conditional asset retirement obligation liability of approximately $2.7 million at December 31, 2005 and we expect that this amount will increase substantially over time.

Management’s discussion and analysis of financial condition and results of operations

The estimation of conditional asset retirement obligations is subject to a number of inherent uncertainties including:

•	the timing of when any such conditional asset retirement obligation may be incurred;

•	the ability to accurately identify all materials that may require special handling or treatment;

•	the ability to reasonably estimate the total incremental special handling and other costs;

•	the ability to assess the relative probability of different scenarios which could give rise to a conditional asset retirement obligation; and

•	other factors outside our control including changes in regulations, costs and interest rates.

Actual costs and the timing of such costs may vary significantly from the estimates, judgments and probable scenarios we considered, which could, in turn, have a material impact on our future financial statements.
Recoverability of recorded asset values
Under GAAP, assets to be held and used are evaluated for recoverability differently than assets to be sold or disposed of. Assets to be held and used are evaluated based on their expected undiscounted future net cash flows. So long as we reasonably expect that such undiscounted future net cash flows for each asset will exceed the recorded value of the asset being evaluated, no impairment is required. However, if plans to sell or dispose of an asset or group of assets meet a number of specific criteria, then, under GAAP, such assets should be considered held for sale/disposition and their recoverability should be evaluated, based on expected consideration to be received upon disposition. Sales or dispositions at a particular time will be affected by, among other things, the existing industry and general economic circumstances as well as our own circumstances, including whether or not assets will (or must) be sold on an accelerated or more extended timetable. Such circumstances may cause the expected value in a sale or disposition scenario to differ materially from the realizable value over the normal operating life of assets, which would likely be evaluated on long-term industry trends.
Income Tax Provisions in Interim Periods
In accordance with GAAP, financial statements for interim periods are to include an income tax provision based on the effective tax rate expected to be incurred in the current year. Accordingly, estimates and judgments must be made for each applicable taxable jurisdiction as to the amount of taxable income that may be generated, the availability of deductions and credits expected and the availability of net operating loss carry-forwards or other tax attributes to offset taxable income. Making such estimates and judgments is subject to inherent uncertainties given the difficulty of predicting such factors as future market conditions, customer requirements, the cost for key inputs such as energy and primary aluminum, its overall operating efficiency and many other items. For purposes of preparing our September 30, 2006 interim consolidated financial statements, we have considered our actual operating results in the nine months ended September 30, 2006 as well as our forecasts for the balance of the year. Based on this and other available information, we do not expect to generate U.S. taxable income for the full year. However, if, among other things:

•	actual results for the balance of 2006 vary from that in the nine months ended September 30, 2006 and our forecasts due to one or more of the factors cited above or elsewhere in this prospectus;

•	income is distributed differently than expected among tax jurisdictions;

•	one or more material events or transactions occur which were not contemplated; or

•	certain expected deductions, credits or carryforwards are not available;

Management’s discussion and analysis of financial condition and results of operations then, it is possible that the effective tax rate for 2006 could vary materially from the assessments used to prepare the September 30, 2006 interim consolidated financial statements included elsewhere in this prospectus. Additionally, following emergence from chapter 11 bankruptcy, our tax provision will be affected by the impacts of our plan of reorganization and by the application of fresh start reporting.
Predecessor
As indicated above, critical accounting policies are those that are both very important to the portrayal of our financial condition and results and require management’s most difficult, subjective and/or complex judgments. Typically, the circumstances that make these judgments difficult, subjective and/or complex have to do with the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies after emergence from chapter 11 bankruptcy will, in some cases, be different from those before emergence. Many of the significant judgments affecting our financial statements relate to matters related to our chapter 11 bankruptcy or liabilities that were resolved pursuant to our plan of reorganization.
While we believe all aspects of our financial statements should be studied and understood in assessing our current and future financial condition and results, we believe that the accounting policies that warrant additional attention include:
Our judgments and estimates with respect to commitments and contingencies
Valuation of legal and other contingent claims is subject to judgment and substantial uncertainty. Under GAAP companies are required to accrue for contingent matters in their financial statements only if the amount of any potential loss is both “probable” and the amount or range of possible loss is “estimatable.” In reaching a determination of the probability of an adverse rulings, we typically consult outside experts. However, any judgments reached regarding probability are subject to significant uncertainty. We may, in fact, obtain an adverse ruling in a matter that we did not consider a “probable” loss and which was not accrued for in our financial statements. Additionally, facts and circumstances causing key assumptions that were used in previous assessments are subject to change. It is possible that amounts at risk in one matter may be “traded off” against amounts under negotiation in a separate matter. Further, in many instances a single estimation of a loss may not be possible. Rather, we may only be able to estimate a range for possible losses. In such event, GAAP requires that a liability be established for at least the minimum end of the range assuming that there is no other amount which is more likely to occur.
Prior to our emergence from chapter 11 bankruptcy, we had two potentially material contingent obligations that were subject to significant uncertainty and variability in their outcome: (1) the USW unfair labor practice claim and (2) the net obligation in respect of personal injury-related matters. See “Business— Legal Proceedings.”
As more fully discussed in Note 19 of our interim consolidated financial statements, we accrued an amount in the fourth quarter of 2004 for the USW unfair labor practice matter. We did not accrue any amount prior to the fourth quarter of 2004 because we did not consider the loss to be “probable.” Our assessment had been that the possible range of loss in this matter ranged from zero to $250.0 million based on the proof of claims filed (and other information provided) by the National Labor Relations Board, or NLRB, and the USW in connection with our chapter 11 bankruptcy proceedings. While we continued to believe that the unfair labor practice charges were without merit, during January 2004, we agreed to allow a claim in favor of the USW in the amount of the $175.0 million as a compromise and in return for the USW agreeing to substantially reduce or eliminate certain benefit payments as more fully discussed in Note 19 to our interim consolidated financial statements. However, this settlement was not recorded at that time because it was still subject to bankruptcy court approval. The settlement was ultimately approved by the bankruptcy court in

Management’s discussion and analysis of financial condition and results of operations

February 2005 and, as a result of the contingency being removed with respect to this item (which arose prior to the December 31, 2004 balance sheet date), a non-cash charge of $175.0 million was reflected in our consolidated financial statements at December 31, 2004.
Also, as more fully discussed in Note 19 to our interim consolidated financial statements, we were one of many defendants in personal injury claims by a large number of persons who asserted that their injuries were caused by, among other things, exposure to asbestos during, or as a result of, their employment or association with us or by exposure to products containing asbestos last produced or sold by us more than 20 years ago. We have also previously disclosed that certain other personal injury claims had been filed in respect of alleged pre-filing date exposure to silica and coal tar pitch volatiles. Due to the chapter 11 bankruptcy proceedings, existing lawsuits in respect of all such personal injury claims were stayed and new lawsuits could not be commenced against us. Our June 30, 2006 balance sheet includes a liability for estimated asbestos-related costs of $1,115 million, which represented our estimate of the minimum end of a range of costs. The upper end of our estimate of costs was approximately $2,400 million and we were aware that certain constituents had asserted that they believed that actual costs could exceed the top end of our estimated range, by a potentially material amount. No estimation of our liabilities in respect of such matters occurred as a part of our plan of reorganization. However, given that our plan of reorganization was implemented in July 2006, all such obligations in respect of personal injury claims have been resolved and will not have a continuing effect on our financial condition after emergence.
Our June 30, 2006 balance sheet includes a long-term receivable of $963.3 million for estimated insurance recoveries in respect of personal injury claims. We believed that, prior to the implementation of our plan of reorganization, recovery of this amount was probable (if our plan of reorganization was not approved) and additional amounts were recoverable in the future if additional liability were ultimately determined to exist. However, we could not provide assurance that all such amounts would be collected. However, as our plan of reorganization was implemented in July 2006, the rights to the proceeds from these policies have been transferred (along with the applicable liabilities) to certain personal injury trusts set up as a part of our plan of reorganization and we have no continuing interests in such policies.
Our judgments and estimates related to employee benefit plans
Pension and post-retirement medical obligations included in the consolidated balance sheet at June 30, 2006 and at prior dates were based on assumptions that were subject to variation from year to year. Such variations can cause our estimate of such obligations to vary significantly. Restructuring actions relating to our exit from most of our commodities businesses also had a significant impact on the amount of these obligations.
For pension obligations, the most significant assumptions used in determining the estimated year-end obligation are the assumed discount rate and LTRR on pension assets. Since recorded pension obligations represent the present value of expected pension payments over the life of the plans, decreases in the discount rate used to compute the present value of the payments would cause the estimated obligations to increase. Conversely, an increase in the discount rate would cause the estimated present value of the obligations to decline. The LTRR on pension assets reflects our assumption regarding what the amount of earnings would be on existing plan assets before considering any future contributions to the plans. Increases in the assumed LTRR would cause the projected value of plan assets available to satisfy pension obligations to increase, yielding a reduced net pension obligation. A reduction in the LTRR would reduce the amount of projected net assets available to satisfy pension obligations and, thus, caused the net pension obligation to increase.
For post-retirement obligations, the key assumptions used to estimate the year-end obligations were the discount rate and the assumptions regarding future medical costs increases. The discount rate affected

Management’s discussion and analysis of financial condition and results of operations the post-retirement obligations in a similar fashion to that described above for pension obligations. As the assumed rate of increase in medical costs went up, so did the net projected obligation. Conversely, as the rate of increase was assumed to be smaller, the projected obligation declined.
Since our largest pension plans and the post-retirement medical plans were terminated in 2003 and 2004, the amount of variability in respect of such plans was substantially reduced. However, there were five remaining defined benefit pension plans that were still ongoing pending the resolution of certain litigation with the PBGC. We prevailed in the litigation against the PBGC in August 2006. Accordingly, four of the five remaining plans were terminated during the fourth quarter of 2006, effective as of October 10, 2006, and were replaced by defined contribution 401(k) plans and contributions to related multi-employer pension plans maintained by the USW and certain other unions.
Given that all of our significant benefit plans after the emergence date are defined contribution plans or have limits on the amounts to be paid, our future financial statements will not be subject to the same volatility as our financial statements prior to emergence and the termination of the plans.
Our judgments and estimates related to environmental commitments and contingencies
We are subject to a number of environmental laws and regulations, to fines or penalties that may be assessed for alleged breaches of such laws and regulations and to clean-up obligations and other claims and litigation based upon such laws and regulations. We have in the past been and may in the future be subject to a number of claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986, or CERCLA.
Based on our evaluation of these and other environmental matters, we have established environmental accruals, primarily related to investigations and potential remediation of the soil, groundwater and at our current operating facilities that may have been adversely impacted by hazardous materials, including polychlorinated biphenyls, or PCBs. These environmental accruals represent our estimate of costs reasonably expected to be incurred on a going concern basis in the ordinary course of business based on presently enacted laws and regulations, currently available facts, existing technology and our assessment of the likely remedial action to be taken. However, making estimates of possible environmental costs is subject to inherent uncertainties. As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, actual costs may exceed the current environmental accruals.
Our judgments and estimates related to conditional asset retirement obligations
Companies are required to estimate incremental costs for special handling, removal and disposal costs of materials that may or will give rise to conditional asset retirement obligations and then discount the expected costs back to the current year using a credit adjusted risk free rate. Under current accounting guidelines, liabilities and costs for conditional asset retirement obligations must be recognized in a company’s financial statements even if it is unclear when or if the conditional asset retirement obligations will be triggered. If it is unclear when or if a conditional asset retirement obligation will be triggered, companies are required to use probability weighting for possible timing scenarios to determine the probability weighted amounts that should be recognized in our financial statements. We have evaluated our exposures to conditional asset retirement obligations and determined that we have conditional asset retirement obligations at several of our facilities. The vast majority of such conditional asset retirement obligations consist of incremental costs that would be associated with the removal and disposal of asbestos (all of which is believed to be fully contained and encapsulated within walls, floors, ceilings or piping) at certain of the older facilities if such facilities were to undergo major renovation or be demolished. No plans currently exist for any such renovation or demolition of

Management’s discussion and analysis of financial condition and results of operations such facilities and our current assessment is that the most probable scenarios are that no such conditional asset retirement obligation would be triggered for 20 or more years, if at all. Nonetheless, we recorded an estimated conditional asset retirement obligation liability of approximately $2.7 million at December 31, 2005 and we expect that this amount will increase substantially over time.
The estimation of conditional asset retirement obligations is subject to a number of inherent uncertainties including:

•	the timing of when any such conditional asset retirement obligation may be incurred;

•	the ability to accurately identify all materials that may require special handling or treatment;

•	the ability to reasonably estimate the total incremental special handling and other costs;

•	the ability to assess the relative probability of different scenarios which could give rise to a conditional asset retirement obligation; and

•	other factors outside our control including changes in regulations, costs and interest rates.

Actual costs and the timing of such costs may vary significantly from the estimates, judgments and probable scenarios we considered, which could, in turn, have a material impact on our future financial statements.
Recoverability of recorded asset values
Under GAAP, assets to be held and used are evaluated for recoverability differently than assets to be sold or disposed of. Assets to be held and used are evaluated based on their expected undiscounted future net cash flows. So long as we reasonably expect that such undiscounted future net cash flows for each asset will exceed the recorded value of the asset being evaluated, no impairment is required. However, if plans to sell or dispose of an asset or group of assets meet a number of specific criteria, then, under GAAP, such assets should be considered held for sale or disposition and their recoverability should be evaluated, based on expected consideration to be received upon disposition. Sales or dispositions at a particular time will be affected by, among other things, the existing industry and general economic circumstances as well as our own circumstances, including whether or not assets will be sold on an accelerated or extended timetable. Such circumstances may cause the expected value in a sale or disposition scenario to differ materially from the realizable value over the normal operating life of an asset, which would likely be evaluated on long-term industry trends.
Income tax provisions in interim periods
In accordance with GAAP, financial statements for interim periods are to include an income tax provision based on the effective tax rate expected to be incurred in the current year. Accordingly, estimates and judgments must be made for each applicable taxable jurisdiction as to the amount of taxable income that may be generated, the availability of deductions and credits expected and the availability of net operating loss carry-forwards or other tax attributes to offset taxable income. Making such estimates and judgments is subject to inherent uncertainties given the difficulty of predicting such factors as future market conditions, customer requirements, the cost for key inputs such as energy and primary aluminum, its overall operating efficiency and many other items.
Predecessor reporting while in reorganization
Consolidated financial statements and information for dates and periods prior to July 1, 2006 were prepared on a “going concern” basis in accordance with SOP 90-7, and did not include the impacts of our plan of reorganization including adjustments relating to recorded asset amounts, the resolution of liabilities subject to compromise or the cancellation of the equity interests of our pre-emergence

Management’s discussion and analysis of financial condition and results of operations stockholders. Adjustments related to our plan of reorganization materially affected our consolidated financial statements included in this prospectus.
In addition, during the course of the chapter 11 bankruptcy proceedings, there were material impacts including:

•	Additional pre-filing date claims were identified through the proof of claim reconciliation process and arose in connection with our actions in the chapter 11 bankruptcy proceedings. For example, while we considered rejection of the Bonneville Power Administration contract to be in our best long-term interests, the rejection resulted in an approximate $75.0 million claim by the Bonneville Power Administration. In the quarter ended June 30, 2006, an agreement with the Bonneville Power Administration was approved by the bankruptcy court under which the claim was settled for a pre-petition claim of $6.1 million.

•	The amount of pre-filing date claims ultimately allowed by the bankruptcy court related to disputed claims was materially different from the amount reflected in our consolidated financial statements.

•	Changes in our business plan precipitated by the chapter 11 bankruptcy proceedings resulted in significant charges associated with the disposition of assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operating results are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. As discussed more fully in Notes 3 and 13 to our consolidated financial statements, we have utilized hedging transactions to lock in a specified price or range of prices for certain products which we sell or consume in our production process and to mitigate our exposure to changes in foreign currency exchange rates.
Sensitivity
Primary Aluminum
Our share of primary aluminum production from Anglesey is approximately 150 million pounds annually. Because we purchase alumina for Anglesey at prices linked to primary aluminum prices, only a portion of our net revenues associated with Anglesey are exposed to price risk. We estimate the net portion of our share of Anglesey production exposed to primary aluminum price risk to be approximately 100 million pounds annually (before considering income tax effects).
Our pricing of fabricated aluminum products is generally intended to lock in a conversion margin (representing the value added from the fabrication process) and to pass metal price risk on to our customers. However, in certain instances, we enter into firm price arrangements. In such instances, we have price risk on our anticipated primary aluminum purchase for the customer’s order. Total fabricated products shipments during 2003, 2004 and 2005 for which we had price risk were (in millions of pounds) 97.6, 119.0 and 155.0, respectively, representing 26%, 26% and 32% of the total pounds of fabricated products shipped in the applicable year. Total fabricated products shipments during the nine month periods ended September 30, 2005 and 2006 for which we had price risk were (in millions of pounds) 109.6 and 153.0, respectively, representing 29% and 38% of total fabricated products shipments in the applicable period.
During the last three years, our net exposure to primary aluminum price risk at Anglesey substantially offset or roughly equaled the volume of fabricated products shipments with underlying primary aluminum price risk. As such, we consider our access to Anglesey production overall to be a “natural” hedge against any fabricated products firm metal-price risk. However, since the volume of fabricated products shipped under firm prices may not match up on a month-to-month basis with expected

Management’s discussion and analysis of financial condition and results of operations

Anglesey-related primary aluminum shipments, we may use third-party hedging instruments to eliminate any net remaining primary aluminum price exposure existing at any time.
At September 30, 2006, our fabricated products business held contracts for the delivery of fabricated aluminum products that have the effect of creating price risk on anticipated primary aluminum purchases for the fourth quarter of 2006 and the period 2007— 2010 totaling approximately (in millions of pounds): 2006: 69, 2007: 116, 2008: 94, and 2009: 71 and 2010: 72.
Foreign currency
From time to time, we enter into forward exchange contracts to hedge material cash commitments for foreign currencies. After considering the completed sales of our commodities interests, our primary foreign exchange exposure is the Anglesey-related commitment that we fund in Great Britain Pound Sterling. We estimate that, before consideration of any hedging activities, a US $0.01 increase (decrease) in the value of the Great Britain Pound Sterling results in an approximate $0.5 million (decrease) increase in our annual pre-tax operating income.
Energy
We are exposed to energy price risk from fluctuating prices for natural gas. We estimate that each $1.00 change in natural gas prices (per thousand cubic feet) impacts our annual pre-tax operating results by approximately $4 million.
From time to time, in the ordinary course of business, we enter into hedging transactions with major suppliers of energy and energy-related financial investments. As of October 1, 2006, we had fixed price contracts that would cap the average price we would pay for natural gas so that, when combined with price limits in the physical gas supply agreement, our exposure to increases in natural gas prices has been substantially limited for approximately 76% of the natural gas purchases for October 2006 through December 2006, approximately 31% of our natural gas purchases from January 2007 through March 2007 and approximately 14% of our natural gas purchases from April 2007 through June 2007.
CONTROLS AND PROCEDURES
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, or Exchange Act, is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
Evaluation of disclosure controls and procedures
An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was performed as of December 31, 2005 under the supervision of and with the participation of our management, including the principal executive officer and principal financial officer. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective for the reasons described below.
During the final reporting and closing process relating to our first quarter of 2005, we evaluated the accounting treatment for the VEBA payments and concluded that such payments should be presented

Management’s discussion and analysis of financial condition and results of operations as a period expense. As more fully discussed in Note 16 of the notes to consolidated financial statements included elsewhere in this prospectus, during our reporting and closing process relating to the preparation of our December 31, 2005 financial statements and analyzing the appropriate post-emergence accounting treatment for the VEBA payments, we concluded that the VEBA payments made in 2005 should have been presented as a reduction of pre-petition retiree medical obligations rather than as a period expense. While the incorrect accounting treatment employed relating to the VEBA payments did indicate that a deficiency in our internal controls over financial reporting existed at December 31, 2005, such deficiency was fully remediated during the final reporting and closing process in connection with the preparation of our December 31, 2005 financial statements and, accordingly, did not exist at the end of subsequent periods.
During the first quarter of 2006 as part of the final reporting and closing process relating to the preparation of our December 31, 2005 financial statements, we concluded that our controls and procedures were not effective as of December 31, 2005 because a material weakness in internal control over financial reporting existed relating to our accounting for derivative financial instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). Specifically, we lacked sufficient technical expertise as to the application of SFAS No. 133, and our procedures relating to hedging transactions were not designed effectively such that each of the complex documentation requirements for hedge accounting treatment set forth in SFAS No. 133 were evaluated appropriately. More specifically, our documentation did not comply with SFAS No. 133 with respect to our methods for testing and supporting that changes in the market value of the hedging transactions would correlate with fluctuations in the value of the forecasted transaction to which they relate. We believed that the derivatives we were using would qualify for the “short-cut” method whereby regular assessments of correlation would not be required. However, we ultimately concluded that, while the terms of the derivatives were essentially the same as the forecasted transaction, they were not identical and, therefore, we should have done certain mathematical computations to prove the ongoing correlation of changes in value of the hedge and the forecasted transaction.
We have concluded that, had we completed our documentation in strict compliance with SFAS No. 133, the derivative transactions would have qualified for “hedge” (e.g. deferral) treatment. The rules provide that, once de-designation has occurred, we can modify our documentation and re-designate the derivative transactions as “hedges” and, if appropriately documented, re-qualify the transactions for prospectively deferring changes in market fluctuations after such corrections are made.
We are working to modify our documentation and to re-qualify open and post-2005 derivative transactions for treatment as hedges. Specifically, we will, as a part of the re-designation process, modify the documentation in respect of all our derivative transactions to require the “long-form” method of testing and supporting correlation. We also intend to have outside experts review our revised documentation once completed and to use such experts to perform reviews of documentation in respect of any new forms of documentation on future transactions and to do periodic reviews to help reduce the risk that other instances of non-compliance with SFAS No. 133 will occur. However, as SFAS No. 133 is a complex document and different interpretations are possible, absolute assurances cannot be provided that such improved controls will prevent any/all instances of non-compliance.
As a result of the material weakness, we restated our financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. In light of these restatements, our management, including our principal executive officer and principal financial officer, determined that this deficiency constituted a material weakness in our internal control over financial reporting at December 31, 2005. Having identified the material weakness prior to the end of the first quarter of 2006, we changed our accounting for derivative instruments from hedge treatment to mark-to-market treatment in our financial statements for the first quarter of 2006 and subsequent periods in order to

Management’s discussion and analysis of financial condition and results of operations comply with GAAP. While we believe this change in our accounting for derivative instruments technically resolves the material weakness from a GAAP perspective, we believe that hedge accounting is more desirable than mark-to-market accounting treatment and, accordingly, we will not, from our own perspective, consider this matter to be fully remediated until we complete all the steps outlined above and requalify our derivatives for hedge accounting treatment under GAAP.
Changes in internal controls over financial reporting
We did not have any change in our internal controls over financial reporting during the third quarter of 2006 that has materially affected, or is reasonably likely to affect, our internal controls over financial reporting.
We relocated our corporate headquarters from Houston, Texas to Foothill Ranch, California. Staff transition occurred starting in late 2004 and was ongoing primarily during the first half of 2005. A small core group of Houston corporate personnel were retained throughout 2005 to supplement the Foothill Ranch staff and handle certain of the remaining chapter 11 bankruptcy-related matters.
As previously announced, in January 2006, our Vice President and Chief Financial Officer resigned. His decision to resign was based on a personal relationship with another employee, which we determined to be inappropriate. The resignation was in no way related to our internal controls, financial statements, financial performance or financial condition. We formed the “Office of the CFO” and split the CFO’s duties between our Chief Executive Officer and two long-tenured financial officers, the VP-Treasurer and VP-Controller. In February 2006, a person with a significant corporate accounting role resigned. This person’s duties were split between the VP-Controller and other key managers in the corporate accounting group. We also used certain former personnel to augment the corporate accounting team. In May 2006, we hired a new CFO, and over recent months, we have upgraded our corporate accounting and financial staffs with respect to certain key roles.
The relocation and changes in personnel described above have made the 2005 year-end and 2006 accounting and reporting processes more difficult due to the combined loss of the two individuals and reduced amounts of institutional knowledge in the new corporate accounting group.

Recent reorganization
Between the first quarter of 2002 and the first quarter of 2003, Kaiser and 25 of our then existing subsidiaries filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. While in chapter 11 bankruptcy, we continued to manage our business in the ordinary course as debtors-in-possession subject to the control and administration of the bankruptcy court.
We and 16 of our subsidiaries filed chapter 11 bankruptcy in the first quarter of 2002 primarily because of our liquidity and cash flow problems that arose in late 2001 and early 2002. We were facing significant near-term debt maturities at a time of unusually weak aluminum industry business conditions, depressed aluminum prices and a broad economic slowdown that was further exacerbated by the events of September 11, 2001. In addition, we had become increasingly burdened by asbestos litigation and growing legacy obligations for retiree medical and pension costs. The confluence of these factors created the prospect of continuing operating losses and negative cash flows, resulting in lower credit ratings and an inability to access the capital markets.
In the first quarter of 2003, nine of our other subsidiaries filed chapter 11 bankruptcy in order to protect the assets held by those subsidiaries against possible statutory liens that might have otherwise arisen and been enforced by the PBGC.
On December 20, 2005, the bankruptcy court entered an order confirming two separate joint plans of liquidation for four of our subsidiaries. On December 22, 2005, these plans of liquidation became effective and all restricted cash and other assets held on behalf of or by the subsidiaries, consisting primarily of approximately $686.8 of net cash proceeds from the sale of interests in and related to certain alumina refineries in Australia and Jamaica, were transferred to a trustee for subsequent distribution to holders of claims against the subsidiaries in accordance with the terms of the plans of liquidation. In connection with the plans of liquidation, these four subsidiaries were dissolved and their corporate existence was terminated.
On February 6, 2006, the bankruptcy court entered an order confirming a plan of reorganization for us and our other remaining subsidiaries that had filed chapter 11 bankruptcy. On May 11, 2006, the District Court for the District of Delaware entered an order affirming the confirmation order and adopting the bankruptcy court’s findings of fact and conclusions of law regarding confirmation of our plan of reorganization. On July 6, 2006, our plan of reorganization became effective and was substantially consummated, whereupon we emerged from chapter 11 bankruptcy.
Pursuant to our plan of reorganization, on July 6, 2006, the pre-petition ownership interests in Kaiser were cancelled without consideration and approximately $4.4 billion of pre-petition claims against us, including claims in respect of debt, pension and post-retirement medical obligations and asbestos and other tort liabilities, were resolved as follows:

•	Claims in Respect of Retiree Medical Obligations. Pursuant to settlements reached with representatives of hourly and salaried retirees in early 2004:

-	an aggregate of 11,439,900 shares of our common stock were delivered to the Union VEBA Trust and entities that prior to July 6, 2006 acquired from the Union VEBA Trust rights to receive a portion of such shares; and

-	an aggregate of 1,940,100 shares of our common stock were delivered to the Salaried Retiree VEBA Trust and entities that prior to July 6, 2006 acquired from the Salaried Retiree VEBA Trust rights to receive a portion of such shares.

•	Priority Claims and Secured Claims. All pre-petition priority claims, pre-petition priority tax claims and pre-petition secured claims were paid in full in cash.

Recent reorganization

•	Unsecured Claims. With respect to pre-petition unsecured claims (other than the personal injury claims specified below):

-	all pre-petition unsecured claims of the PBGC against our Canadian subsidiaries were satisfied by the delivery of 2,160,000 shares of common stock and $2.5 million in cash; and

-	all pre-petition general unsecured claims against us, other than our Canadian subsidiaries, including claims of the PBGC and holders of our public debt, were satisfied by the issuance of 4,460,000 shares of our common stock to a third-party disbursing agent, with such shares to be delivered to the holders of such claims in accordance with the terms of our plan of reorganization (to the extent that such claims do not constitute convenience claims that have been or will be satisfied with cash payments). Of such 4,460,000 shares of common stock, approximately 250,000 shares were being held by the third-party disbursing agent as of December 31, 2006 as a reserve pending resolution of disputed claims. To the extent a holder of a disputed claim is not entitled to shares reserved in respect of such claim, such shares will be distributed to holders of allowed claims.

•	Personal Injury Claims. Certain trusts, the PI Trusts, were formed to receive distributions from us, assume responsibility from us for present and future asbestos personal injury claims, present and future silica personal injury claims, present and future coal tar pitch personal injury claims and present but not future noise-induced hearing personal injury claims, and to make payments in respect of such personal injury claims. We contributed to the PI Trusts:

-	the rights with respect to proceeds associated with personal injury-related insurance recoveries reflected on our consolidated financial statements at June 30, 2006 as a receivable having a value of $963.3 million;

-	$13.0 million in cash (less approximately $0.3 million advanced prior to July 6, 2006);

-	the stock of a subsidiary whose primary asset was approximately 145 acres of real estate located in Louisiana and the rights as lessor under a lease agreement for such real property that produces modest rental income; and

-	75% of a pre-petition general unsecured claim against one of our subsidiaries in the amount of $1,106.0 million, entitling the PI Trusts to a share of the 4,460,000 shares of common stock distributed to unsecured claimholders.
The PI Trusts assumed all liability and responsibility for present and future asbestos personal injury claims, present and future silica personal injury claims, present and future coal tar pitch personal injury claims and present but not future noise-induced hearing personal injury claims. As of July 6, 2006, injunctions were entered prohibiting any person from pursuing any claims against us or any of our affiliates in respect of such matters.
In general, the rights afforded under our plan of reorganization and the treatment of claims under our plan of reorganization are in complete satisfaction of and discharge all claims arising on or before July 6, 2006. However, our plan of reorganization does not limit any rights that the United States of America or the individual states may have under environmental laws to seek to enforce equitable remedies against us, though we may raise any and all available defenses in any action to enforce such equitable remedies. Further, with regard to certain non-owned sites specified in the environmental settlement agreement entered into in connection with our plan of reorganization as to which we and the United States of America had not reached settlement by the confirmation date, all our rights and defenses and those of the United States of America are preserved and not affected by our plan of reorganization. With respect to sites owned by us after the confirmation date, specified categories of claims of the United States of America and the individual states party to the environmental settlement

Recent reorganization

agreement are not discharged, impaired or affected in any way by our plan of reorganization, and we maintain any and all defenses to any such claims except for any defense alleging such claims were discharged under our plan of reorganization.
CORPORATE STRUCTURE
Pursuant to our plan of reorganization, in connection with our emergence from chapter 11 bankruptcy, we engaged in a number of transactions in order to simplify our corporate structure. The following diagram illustrates our corporate structure as of December 31, 2006:

Industry overview
The aluminum fabricated products market is broadly defined as the markets for flat-rolled, extruded, drawn, forged and cast aluminum products, which are used in a variety of end-use applications. We participate in certain portions of the markets for flat-rolled, extruded/drawn and forged products focusing on highly engineered products for aerospace and high strength, general engineering and custom automotive and industrial applications. The portions of markets in which we participate accounted for approximately 20% of total North American shipments of aluminum fabricated products in 2005.
END MARKETS
We have chosen to focus on the manufacture of aluminum fabricated products primarily for aerospace and high strength, general engineering and custom automotive and industrial applications.

•	Products sold for aerospace and high strength applications represented 29% of our 2005 fabricated products shipments. We offer various aluminum fabricated products to service aerospace and high strength customers, including heat treat plate and sheet products, as well as cold finish bars and seamless drawn tubes. Heat treated products are distinguished from common alloy products by higher strength, fracture toughness and other desired product attributes.

•	Products sold for general engineering applications represented 44% of our 2005 fabricated products shipments. This market consists primarily of transportation and industrial end customers who purchase a variety of extruded, drawn and forged fabricated products through large North American distributors.

•	Products sold for custom automotive and industrial applications represented 27% of 2005 fabricated products shipments. These products include custom extruded, drawn and forged aluminum products for a variety of applications. While we are capable of producing forged products for most end-use applications, we concentrate our efforts on meeting demand for forged products, other than wheels, in the automotive industry.

We have elected not to participate in certain end markets for fabricated aluminum products, including beverage and food cans, building and construction materials, and foil used for packaging, which represented approximately 95% of the North American flat-rolled products market and approximately 45% of the North American extrusion market in 2005. We believe our chosen end markets present better opportunities for sales growth and premium pricing of differentiated products.
North American Flat-Rolled & Extrusion Market Size
Kaiser Served & Unserved Segments
Source: 2005 Aluminum Association, Kaiser estimates

Industry overview

Aerospace and defense applications
We are a leading supplier of high quality sheet, plate, drawn tube and bar products to the global aerospace and defense industry. Our products for these end-use applications are heat treat plate and sheet, as well as cold finish bar and seamless drawn tube that are manufactured to demanding specifications. The aerospace and defense market’s consumption of fabricated aluminum products is driven by overall levels of industrial production, cyclical airframe build rates and defense spending, as well as the potential availability of competing materials such as composites. According to Airline Monitor’s July 2006 forecast, the global build rate of commercial aircraft over 50 seats is expected to rise at a 4.6% compound annual growth rate through 2025. Additionally, demand growth is expected to increase for thick plate with growth in “monolithic” construction of commercial and other aircraft. In monolithic construction, aluminum plate is heavily machined to form the desired part from a single piece of metal (as opposed to creating parts using aluminum sheet, extrusions or forgings that are affixed to one another using rivets, bolts or welds). In addition to commercial aviation demand, military applications for heat treat plate and sheet include aircraft frames and skins and armor plating to protect ground vehicles from explosive devices.

Global Commercial Aircraft Build > 50 Seats	U.S. Index of Industrial Production Seasonally Adjusted
Source: Airline Monitor’s July 2006 Forecast
Source: Federal Reserve
General engineering applications
General engineering products consist primarily of standard catalog items sold to large metal distributors. These products have a wide range of uses, many of which involve further fabrication of these products for numerous transportation and industrial end-use applications where machining of plate, rod and bar is intensive. Demand growth and cyclicality for general engineering products tend to mirror broad economic patterns and industrial activity in North America. Demand is also impacted by the destocking and restocking of inventory in the full supply chain.
Custom automotive and industrial applications
We manufacture custom extruded/drawn and forged aluminum products for many automotive and industrial end uses, including consumer durables, electrical, machinery and equipment, automobile, light truck, heavy truck and truck trailer applications. Examples of the wide variety of custom

Industry overview

products that we supply to the automotive industry are extruded products for anti-lock braking systems, drawn tube for drive shafts and forgings for suspension control arms and drive train yokes. For some custom products, we perform limited fabrication, including sawing and cutting to length. Demand growth and cyclicality tend to mirror broad economic patterns and industrial activity in North America, with specific individual market segments such as automotive, heavy truck and truck trailer applications tracking their respective build rates.
PRODUCTS AND MANUFACTURING PROCESSES
Flat-Rolled Products
Aluminum rolled products are semi-fabricated plate, sheet and foil that are further processed into finished goods, including aluminum cans, automotive body panels, household foil, aircraft body structures and skins and many other industrial products. There are two main processes used in the fabrication of flat-rolled products: (1) a continuous casting process in which molten aluminum is cast directly into sheets; and (2) a hot mill process in which heated ingots (large rectangular slabs of aluminum) are repeatedly squeezed between large rolls to elongate the ingot to reduce thickness. The continuous casting process can produce sheet and foil, and the hot mill process can produce plate, sheet and foil.

•	Plate (0.025 inch or more)— Plate is used in heavy duty aerospace, machinery and transportation applications. Plate applications include structural sections for rail cars and large ships, structural components and skins of jumbo jets and spacecraft fuel tanks as well as armor protection for military vehicles.

•	Sheet (0.006 to 0.0249 inch)— Sheet is the most widely used form of aluminum. Sheet applications include packaging (beverage cans and closures), home appliances and cookware, automobile panels, aircraft skins and building products such as siding, roofing and awnings.

•	Foil (less than 0.006 inch)— Foil is the thinnest of the flat-rolled aluminum products. Foil applications include flexible packaging, household foil and fin stock for air conditioning, industrial and automotive applications.
We use the hot mill process to produce plate and sheet, but do not produce foil products. Aluminum rolled products are manufactured using a variety of alloy mixtures, a range of tempers (hardness), gauges (thickness) and widths, and various coatings and finishes. Additional steps can be taken to achieve desired metallurgical, dimensional and/or performance properties, including annealing, heat treating, stretching and leveling.
Extruded and Drawn Products
The extrusion process converts cast billet (a cylindrical log of aluminum) into semi-finished rods and bars, pipes and tubes, or profiles for direct end use or further fabrication.

•	Rods and Bars— Rods and bars are used in aerospace and general machinery applications. Examples include rivets, screws, bolts and machinery parts.

•	Pipes and Tubes— Pipes and tubes are used in aerospace, automotive, building and construction and consumer durable applications. Examples include automotive drive shafts, fluid circulation and control systems for air conditioning, hydraulics and irrigation, and light poles.

•	Profiles (or “shapes”)— Profiles are used in automotive, consumer durable and building and construction applications. Examples include truck trailers, automobile bumpers, heat distribution systems (heat sinks), doors, windows, commercial building facades, ladders and scaffolds.

Industry overview

In the extrusion process, the billet is heated to an elevated temperature to make the metal malleable and then pressed, or extruded, through a die that gives the material a desired two dimensional cross section. After the extrusions are straightened and cut to specified lengths, there can be various processing and finishing options. Finishing options include polishing, painting, anodizing and powder coating. Some of our presses can produce seamless tube, a product with higher structural integrity than extruded tube with “welded” seams. Additionally, extruded tubes and rods can be pulled through a die, or drawn, to create tubes or rods of more precise dimensions.
Forged Products
Forging is a manufacturing process in which metal is pressed, pounded or squeezed under great pressure into high strength parts known as forgings. Forged parts are heat treated before final shipment to the customer. The end-use applications are primarily in transportation, where high strength-to-weight ratios in products are valued. We focus our production of forged products on certain types of automotive applications.
RAW MATERIALS
The rolling ingots used as the starting material for flat-rolled products and the billets used for extrusions and forgings are cast from primary aluminum (produced in aluminum smelters), secondary aluminum (recycled from aluminum scrap such as used beverage cans and other post-consumer aluminum, as well as internally generated scrap from internal manufacturing operations) or a combination thereof. Primary aluminum is readily available and can generally be purchased at prices set on the London Metal Exchange plus a premium that varies by geographic region of delivery, form and alloy. Secondary aluminum, or scrap, is also readily available and trades at a discount to primary metal, depending mainly on its alloy and form.

Business
COMPANY OVERVIEW
We are a leading independent fabricated aluminum products manufacturing company with 2005 net sales of approximately $1.1 billion. We were founded in 1946 and operate 11 production facilities in the United States and Canada. We manufacture rolled, extruded, drawn and forged aluminum products within three product categories consisting of aerospace and high strength products (which we refer to as Aero/ HS products), general engineering products and custom automotive and industrial products.
We produced and shipped approximately 482 million pounds of fabricated aluminum products in 2005, which comprised 86% of our total net sales. Of our total fabricated product shipments in 2005, approximately 29% were Aero/ HS products, approximately 44% were general engineering products and the remaining approximately 27% consisted of custom automotive and industrial products. Of our total fabricated products net sales in 2005, approximately 38% were Aero/ HS products, approximately 38% were general engineering products and the remaining approximately 24% consisted of custom automotive and industrial products.
In order to capitalize on the significant growth in demand for high quality heat treat aluminum plate products in the market for Aero/ HS products, we have begun a major expansion at our Trentwood facility in Spokane, Washington. We anticipate that the Trentwood expansion will significantly increase our aluminum plate production capacity and enable us to produce thicker gauge aluminum plate. The $105 million expansion will be completed in phases, with one new heat treat furnace currently operating at full production, a second such furnace currently operational and expected to reach full production no later than early 2007 and a third such furnace becoming operational in early 2008. A new heavy gauge stretcher, which will enable us to produce thicker gauge aluminum plate, will also become operational in early 2008.
We have long-standing relationships with our customers, which include leading aerospace companies, automotive suppliers and metal distributors. We strive to tightly integrate the management of our fabricated products operations across multiple production facilities, product lines and target markets in order to maximize the efficiency of product flow to our customers. In our served markets, we seek to be the supplier of choice by pursuing “best-in-class” customer satisfaction and offering a product portfolio that is unmatched in breadth and depth by our competitors.
In addition to our core fabricated products operations, we have a 49% ownership interest in Anglesey Aluminium Limited, an aluminum smelter based in Holyhead, Wales. Anglesey has produced in excess of 140,000 metric tons for each of the last three fiscal years, of which 49% is available to us. We sell our portion of Anglesey’s primary aluminum output to a single third party at market prices. During 2005, sales of our portion of Anglesey’s output represented 14% of our total net sales. Because we also purchase primary aluminum for our fabricated products at market prices, Anglesey’s production acts as a natural hedge for our fabricated products operations. Please see “Risk factors— The expiration of the power agreement for Anglesey may adversely affect our cash flows and affect our hedging programs” for a discussion regarding the potential closure of Anglesey, which could occur as soon as 2009.
COMPETITIVE STRENGTHS
We believe that the following competitive strengths will enable us to enhance our position as one of the leaders in the fabricated aluminum products industry:

•	Leading market positions in value-added niche markets for fabricated products. We have repositioned our business to concentrate on products in which we believe we have strong

Business

production capability, well-developed technical expertise and high product quality. We believe that we hold a leading market share position in niche markets that represented approximately 85% of our 2005 net sales from fabricated aluminum products. Our leading market position extends throughout our broad product offering, including plate, sheet, seamless extruded and drawn tube, rod, bar, extrusions and forgings for use in a variety of value-added aerospace, general engineering and custom automotive and industrial applications.

•	Well-positioned growth platform. We have substantial organic growth opportunities in the production of aluminum plate, extrusions and forgings. We are in the midst of a $105 million expansion of our Trentwood facility that will allow us to significantly increase production capacity and enable us to produce thicker gauge aluminum plate. We also have the ability to add presses and other manufacturing equipment at several of our current facilities in order to increase extrusion and forging capacity. Additionally, we believe our platform and financial strength provide us with flexibility to create additional stockholder value through selective acquisitions.

•	Supplier of choice. We pursue “best-in-class” customer satisfaction through the consistent, on-time delivery of high quality products on short lead times. We offer our customers a portfolio of both highly engineered and industry standard products that is unmatched in breadth and depth by most of our competitors. Our continuous improvement culture is grounded in our production system, the Kaiser Production System, which involves an integrated utilization of application and advanced process engineering and business improvement methodologies such as lean enterprise, total productive maintenance and six sigma. We believe that our broad product portfolio of highly engineered products and the Kaiser Production System, together with our established record of product innovation, will allow us to remain the supplier of choice for our customers and further enhance our competitive position.

•	Blue-chip customer base and diverse end markets. Our fabricated products customers include leading aerospace companies, automotive suppliers and metal distributors, such as A.M. Castle-Raytheon, Airbus Industrie, Boeing, Bombardier, Eclipse Aviation, Reliance Steel & Aluminum and Transtar-Lockheed Martin. We have long-term relationships with our top customers, many of which we have served for decades. Our customer base spans a variety of end markets, including aerospace and defense, automotive, consumer durables, machinery and equipment, and electrical.

•	Financial strength. We have little debt and significant liquidity as a result of our recent chapter 11 bankruptcy reorganization. We also have net operating loss carry-forwards and other significant tax attributes that may reduce our future cash payments of U.S. income tax. We previously disclosed our belief that these tax attributes could together offset in the range of $550 to $900 million of otherwise taxable income, and we currently anticipate that, upon completion of our 2006 income tax return analysis, the amount of our tax attributes as of December 31, 2006 will likely be in the upper half of that range.

•	Strong and experienced management. The members of our senior management team have, on average, 20 years of industry work experience, particularly within the areas of operations, technology, marketing and finance. Our management team has repositioned our fabricated products business and led us through our recent chapter 11 bankruptcy reorganization, creating a focused business with financial and competitive strength.

STRATEGY
Our principal strategies to increase stockholder value are to:

•	Pursue organic growth. We will continue to utilize our manufacturing platform to increase growth in areas where we are well-positioned such as aluminum plate, forgings and extrusions. For

Business

instance, we anticipate that the expansion of our Trentwood facility will enable us to significantly increase our production capacity and enable us to produce thicker gauge aluminum plate, allowing us to capitalize on the significant growth in demand for high quality heat treat aluminum plate products in the market for Aero/ HS products. Further, our well-equipped extrusion and forging facilities provide a platform to expand production as we take advantage of opportunities and our strong customer relationships in the aerospace and industrial end markets.

•	Continue to differentiate our products and provide superior customer support. As part of our ongoing supplier of choice efforts, we will continue to strive to achieve “best-in-class” customer satisfaction. We will also continue to offer a broad portfolio of differentiated, superior-quality products with high engineering content, tailored to the needs of our customers. For instance, our unique T-Form® sheet provides aerospace customers with high formability as well as requisite strength characteristics, enabling these customers to substantially lower their production costs. Additionally, we believe our Kaiser Select® Rod established a new industry benchmark for quality and performance in automatic screw applications. By continually striving for “best-in-class” customer satisfaction and offering a broad portfolio of differentiated products, we believe we will be able to maintain our premium product pricing, increase our sales to current customers and gain new customers, thereby increasing our market share.

•	Continue to enhance our operating efficiencies. During the last five years, we have significantly reduced our costs by narrowing our product focus, strategically investing in our production facilities and implementing the Kaiser Production System. We will continue to implement additional measures to enhance our operating efficiency and productivity, which we believe will further decrease our production costs.

•	Maintain financial strength. We intend to employ debt judiciously in order to remain financially strong throughout the business cycle and to maintain our flexibility to capitalize on growth opportunities.

•	Enhance our product portfolio and customer base through selective acquisitions. We may seek to grow through acquisitions and strategic partnerships. We will selectively consider acquisition opportunities that we believe will complement our product portfolio and add long-term stockholder value.
FABRICATED PRODUCTS OPERATIONS
Products
We produced and shipped approximately 482 million pounds of fabricated aluminum products in 2005, which comprised 86% of our total net sales. Of our total fabricated product shipments in 2005, approximately 29% were Aero/ HS products, approximately 44% were general engineering products and the remaining approximately 27% consisted of custom automotive and industrial products. Of our total fabricated products net sales in 2005, approximately 38% were Aero/ HS products, approximately 38% were general engineering products and the remaining approximately 24% consisted of custom automotive and industrial products.
Aerospace and High Strength Products. Our Aero/ HS products consist of products that are used in applications that demand high tensile strength, superior fatigue resistance properties and exceptional durability even in harsh environments. For instance, aerospace manufacturers use high-strength alloys for a variety of structures that must perform consistently under extreme variations in temperature and altitude. Our Aero/ HS products are used for a wide variety of end uses. We make aluminum plate and tube for aerospace applications, and we manufacture a variety of specialized rod and bar products that are incorporated in goods as diverse as baseball bats and racecars.

Business

General Engineering Products. Our general engineering products consist of 6000-series alloy rod, bar, tube, sheet, plate and standard extrusions. 6000-series alloy is an extrudable medium-strength alloy that is heat treatable and extremely versatile. Our general engineering products have a wide range of uses and applications, many of which involve further fabrication of these products for numerous transportation and other industrial end uses. For example, our products are used in the specialized manufacturing process for liquid crystal display screens, and we produce aluminum sheet and plate that are used in the vacuum chambers in which semiconductors are made. We also produce aluminum plate that is used to further enhance military vehicle protection. Our rod and bar products are manufactured into rivets, nails, screws, bolts and parts of machinery and equipment.
Custom Automotive and Industrial Products. Our custom products consist of extruded, drawn and forged aluminum products for applications in many North American automotive and industrial end uses, including consumer durables, electrical, machinery and equipment, automobile, light truck, heavy truck and truck trailer applications. We supply a wide variety of automotive products, including extruded products for anti-lock braking systems, drawn tube for drive shafts, and forgings for suspension control arms and drive train yokes. A significant portion of our other custom product sales in recent years has been for water heater anodes, truck trailers and electrical/electronic heat exchangers.
Fabricated products pricing
The price we pay for primary aluminum, the principal raw material for our fabricated aluminum products business, consists of two components: the price quoted for primary aluminum ingot on the London Metals Exchange, or the “LME,” and the Midwest Transaction Premium, a premium to LME reflecting domestic market dynamics as well as the cost of shipping and warehousing. Because aluminum prices are volatile, we manage the risk of fluctuations in the price of primary aluminum through a combination of pricing policies, internal hedging and financial derivatives. Our three principal pricing mechanisms are as follows:

•	Spot price. Some of our customers pay a product price that incorporates the spot price of primary aluminum in effect at the time of shipment to a customer. This pricing mechanism typically allows us to pass commodity price risk to the customer.

•	Index-based price. Some of our customers pay a product price that incorporates an index-based price for primary aluminum such as Platt’s Midwest price for primary aluminum. This pricing mechanism also typically allows us to pass commodity price risk to the customer.

•	Fixed price. Some of our customers pay a fixed price. During 2003, 2004, 2005 and the nine months ended September 30, 2006, approximately 97.6 million pounds (or approximately 26%), 119.0 million pounds (or approximately 26%), 155.0 million pounds (or approximately 32%) and 153.0 million pounds (or approximately 38%), respectively, of our fabricated products were sold at a fixed price. We bear commodity price risk on fixed-price contracts, which we normally hedge though a combination of financial derivatives and production from Anglesey.
Sales, marketing and distribution
Sales are made directly to customers by our sales personnel located in the United States, Canada and Europe, and by independent sales agents in Asia, Mexico and the Middle East. Our sales and marketing efforts are focused on the Aero/ HS, general engineering and custom automotive and industrial product markets.
Aerospace and High Strength Products. A majority of our Aero/ HS products are sold to distributors with the remainder sold directly to customers. Sales are made either under contracts (with terms spanning from one year to several years) or on an order-by-order basis. We serve this market with a

Business

North American sales force focused on Aero/ HS and general engineering products and direct sales representatives in Western Europe. Key competitive dynamics for Aero/ HS products include the level of commercial aircraft construction spending (which in turn is often subject to broader economic cycles) and defense spending.
General Engineering Products. A substantial majority of our general engineering products are sold to large distributors in North America, with orders primarily consisting of standard catalog items shipped with relatively short lead times. We service this market with a North American sales force focused on general engineering and Aero/ HS products. Key competitive dynamics for general engineering products include product price, product-line breadth, product quality, delivery performance and customer service.
Custom Automotive and Industrial Products. Our custom products are sold primarily to first tier automotive suppliers and industrial end users. Sales contracts are typically medium to long term in length. Almost all sales of custom products occur through direct channels using a North American direct sales force that works closely with our technical sales organization. Key demand drivers for our automotive products include the level of North American light vehicle manufacturing and increased use of aluminum in vehicles in response to increasingly strict governmental standards for fuel efficiency. Demand for industrial products is directly linked to the strength of the U.S. industrial economy.
Kaiser Selecttm
In 2002, we launched our “Kaiser Selecttm” brand of products to further differentiate the quality of our general engineering products from those of our competitors. We are able to produce high-quality Kaiser Selecttm products due to our process and application engineering expertise, research and development resources, equipment design and the Kaiser Production System, which involves an integrated utilization of application and advanced process engineering and business improvement methodologies such as lean enterprise, total productive maintenance and six sigma. We believe Kaiser Selecttm products are the highest quality products in the industry.
Customers
In 2005 and for the nine months ended September 30, 2006, we had more than 550 and 525 fabricated products customers, respectively. The largest and top five customers for fabricated products accounted for approximately 11% and 33%, respectively, of our net sales in 2005 and 19% and 42%, respectively, of our net sales for the nine months ended September 30, 2006. The increase in the percentage of our net sales to our largest fabricated products is the result of our largest fabricated products customer, Reliance Steel & Aluminum, acquiring one of our other top five customers in the second quarter of 2006. Sales to Reliance and the other customer (on a combined basis) accounted for approximately 19% of our net sales in 2005 and for the nine months ended September 30, 2006. The loss of Reliance as a customer would have a material adverse effect on our results of operations and cash flows. However, we believe our relationship with Reliance is good and the risk of loss of Reliance as a customer is remote.
Manufacturing processes
We utilize the following manufacturing processes to produce our fabricated products:
Flat rolling. The traditional manufacturing process for aluminum flat-rolled products uses ingot, a large rectangular slab of aluminum, as the starter material. The ingot is processed through a series of rolling operations, both hot and cold. Finishing steps may include heat treatment, annealing, coating, stretching, leveling or slitting to achieve the desired metallurgical, dimensional and performance characteristics. Aluminum flat-rolled products are manufactured using a variety of alloy mixtures, a

Business

range of tempers (hardness), gauges (thickness) and widths, and various coatings and finishes. Flat-rolled aluminum semi-finished products are generally either sheet (under 0.25 inches in thickness) or plate (up to 15 inches in thickness). The vast majority of the North American market for aluminum flat-rolled products uses “common alloy” material for construction and other applications and beverage/food can sheet. However, these are products and markets in which we have chosen not to participate. Rather, we have focused our efforts on “heat treat” products. Heat treat products are distinguished from common alloy products by higher strength and other desired product attributes. The primary end use of heat treat flat-rolled sheet and plate is for aerospace and general engineering products.
Extrusion. The extrusion process typically starts with a cast billet, which is an aluminum cylinder of varying length and diameter. The first step in the process is to heat the billet to an elevated temperature whereby the metal is malleable. The billet is put into an extrusion press and pushed, or extruded, through a die that gives the material the desired two-dimensional cross section. The material is either quenched as it leaves the press, or subjected to a post-extrusion heat treatment cycle, to control the material’s physical properties. The extrusion is then straightened by stretching and cut to length before being hardened in aging ovens. The largest end uses of extruded products are in the construction, general engineering and custom markets. Building and construction products represents the single largest end-use market for extrusions by a significant amount. However, we have chosen to focus our efforts on general engineering and custom products because we believe we have strong production capability, well-developed technical expertise and high product quality with respect to these products.
Drawing. Drawing is a fabrication operation pursuant to which extruded tubes and rods are pulled through a die, or drawn. The purpose of drawing is to reduce the diameter and wall thickness while improving physical properties and dimensions. Material may go through multiple drawing steps to achieve the final dimensional specifications. The primary end use of drawn products is for Aero/ HS products.
Forging. Forging is a manufacturing process in which metal is pressed, pounded or squeezed under great pressure into high-strength parts known as forgings. Forged parts are heat treated before final shipment to the customer. The end-use applications are primarily in transportation, where high strength-to-weight ratios in products are valued. We focus our production on certain types of automotive applications.
Production facilities
A description of the manufacturing processes utilized and products made at each of our 11 production facilities is shown below:

Location	Manufacturing process	Products

Chandler, Arizona	Drawing	Aero/HS
Greenwood, South Carolina	Forging	Custom
Jackson, Tennessee	Extrusion and drawing	Aero/HS and general engineering
London, Ontario	Extrusion	Custom
Los Angeles, California	Extrusion	General engineering and custom
Newark, Ohio	Extrusion and rolling	Aero/HS and general engineering
Richland, Washington	Extrusion	Aero/HS and general engineering
Richmond, Virginia	Extrusion and drawing	General engineering and custom
Sherman, Texas	Extrusion	Custom
Spokane, Washington	Rolling	Aero/HS and general engineering
Tulsa, Oklahoma	Extrusion	General engineering

Business

Many of our facilities employ the same basic manufacturing processes and produce the same type of products. Over the past several years, given the similar economic and other characteristics at each location, we have made a significant effort to more tightly integrate the management of our fabricated products operations across multiple production facilities, product lines and target markets in order to maximize the efficiency of product flow to our customers. A substantial portion of purchasing of primary aluminum for fabrication is centralized in an effort to maximize price, payment terms and other benefits. Because many customers purchase a variety of our products that are produced at different plants, we have also substantially integrated our sales force. We believe that integration of our operations allows us to capture efficiencies while allowing plant personnel to remain highly focused on particular product lines.
Research and development
We operate three research and development centers. Our Rolling and Heat Treat Center and our Metallurgical Analysis Center are both located at our Trentwood facility in Spokane, Washington. The Rolling and Heat Treat Center has complete hot rolling, cold rolling and heat treat capabilities to simulate, in small lots, processing of flat-rolled products for process and product development on an experimental scale. The Metallurgical Analysis Center consists of a full metallographic laboratory and a scanning electron microscope to support research development programs as well as respond to plant technical service requests. The third center, our Solidification and Casting Center, is located in Newark, Ohio and has a short stroke experimental caster with ingot cast rolling capabilities for the experimental rolling mill and for extrusion billet used in plant extrusion trials. Due to our research and development efforts, we have been able to introduce products such as our unique T-Form® sheet which provides aerospace customers with high formability as well as requisite strength characteristics, enabling these customers to substantially lower their production costs.
Raw materials
We purchase substantially all of the primary aluminum and recycled and scrap aluminum used to make our fabricated products from third-party suppliers. In a majority of the cases, we purchase primary aluminum ingot and recycled and scrap aluminum in varying percentages depending on market factors such as price and availability. Primary aluminum is typically based on the Average Midwest Transaction Price, or Midwest Price, which has typically ranged between $0.03 to $0.075 per pound above the price traded on the LME depending on primary aluminum supply and demand dynamics in North America. Recycled and scrap aluminum are typically purchased at a modest discount to ingot prices but can require additional processing. In addition to producing fabricated aluminum products for sale to third parties, certain of our production facilities provide one another with billet, log or other intermediate materials in lieu of purchasing such items from third-party suppliers. For example, a substantial majority of the product from our Richland, Washington facility is used as base input at our Chandler, Arizona facility; our Sherman, Texas plant is currently supplying billet and logs to our Tulsa, Oklahoma facility; our Richmond, Virginia facility typically receives some portion of its metal supply from our London, Ontario or Newark, Ohio facilities, or both; and our Newark, Ohio facility also supplies billet and log to our Jackson, Tennessee facility and extruded forge stock to our Greenwood, South Carolina facility.
PRIMARY ALUMINUM OPERATIONS
We own a 49% interest in Anglesey, which owns an aluminum smelter at Holyhead, Wales. Rio Tinto Plc owns the remaining 51% ownership interest in Anglesey and has day-to-day operating responsibility for Anglesey, although certain decisions require the unanimous approval of both shareholders.

Business

Anglesey has produced in excess of 140,000 metric tons for each of the last three fiscal years. We supply 49% of Anglesey’s alumina requirements and purchase 49% of Anglesey’s aluminum output, in each case based on a market-related pricing formula. Anglesey produces billet, rolling ingot and sow for the U.K. and European marketplace. We sell our share of Anglesey’s output to a single third party at market prices. The price received for sales of production from Anglesey typically approximates the LME price. We also realize a premium (historically between $0.05 and $0.12 per pound above the LME price depending on the product) for sales of value-added products such as billet and rolling ingot.
To meet our obligation to sell alumina to Anglesey in proportion to our ownership percentage, we purchase alumina under contracts that extend through 2007 at prices that are tied to market prices for primary alumina. We will need to secure a new alumina contract for the period after 2007. We can give no assurance regarding our ability to secure a source of alumina on comparable terms. If we are unable to do so, the results of our primary aluminum operations may be affected.
Anglesey operates under a power agreement that provides sufficient power to sustain its operations at full capacity through September 2009. The nuclear facility which supplies power to Anglesey is scheduled to cease operations shortly thereafter. Anglesey’s ability to operate past September 2009 is dependent upon finding adequate power at an acceptable purchase price. We can give no assurance that Anglesey will be able to do so. If Anglesey cannot obtain sufficient power, Anglesey’s operations will likely be shut down. Given the potential for future shutdown and related costs, dividends from Anglesey have been suspended while Anglesey studies future cash requirements. The shutdown process may involve significant costs to Anglesey which would decrease or eliminate its ability to pay future dividends. The process of shutting down operations may involve transition complications which may prevent Anglesey from operating at full capacity until the expiration of the power contract.
COMPETITION
The fabricated aluminum industry is highly competitive. We concentrate our fabricating operations on selected products for which we believe we have production capability, technical expertise, high product quality, and geographic and other competitive advantages. Competition in the sale of fabricated aluminum products is driven by quality, availability, price and service, including delivery performance. Our primary competition in flat-rolled products is Alcoa, Inc. and Alcan Inc. In the extrusion market, we compete with many regional participants as well as larger firms with national reach such as Alcoa, Norsk Hydro ASA and Indalex. Many of our competitors are substantially larger, have greater financial resources, and may have other strategic advantages, including more efficient technologies or lower raw material and energy costs.
Our fabricated aluminum products facilities are located in North America. To the extent our competitors have production facilities located outside North America, they may be able to produce similar products at a lower cost. We may not be able to adequately reduce cost to compete with these products. Increased competition could cause a reduction in our shipment volume and profitability or increase our expenditures, any one of which could have a material adverse effect on our results of operations.
In addition, our fabricated aluminum products compete with products made from other materials, such as steel and composites, for various applications, including aircraft manufacturing. The willingness of customers to accept substitutions for aluminum and the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminum products could adversely affect our results of operations.
For the heat treat plate and sheet products, new competition is limited by technological expertise that only a few companies have developed through significant investment in research and development.

Business

Further, use of plate and sheet in safety critical applications make quality and product consistency critical factors. Suppliers must pass rigorous qualification process to sell to airframe manufacturers. Additionally, significant investment in infrastructure and specialized equipment is required to supply heat treat plate and sheet.
Barriers to entry are lower for extruded and forged products, mostly due to the lower required investment in equipment. However, the products that we produce are somewhat differentiated from the majority of products sold by competitors. We maintain a competitive advantage by using application engineering and advanced process engineering to distinguish our company and our products. Our metallurgical expertise and controlled manufacturing processes enable superior product consistency and are difficult for competitors to offer, limiting their ability to effectively compete in many of our product niches.
SEGMENT AND GEOGRAPHICAL AREA FINANCIAL INFORMATION
The information set forth in note 15 to our consolidated financial statements for the year ended December 31, 2005 regarding our operating segments and our geographical operating areas is incorporated herein by reference.
EMPLOYEES
At September 30, 2006, we had approximately 2,400 employees, of which approximately 2,360 were employed in the fabricated products operations and approximately 40 were employed in our corporate offices in Foothill Ranch, California. We consider our present relations with our employees to be good.
The table below shows each manufacturing location, the primary union affiliation, if any, and the expiration date for the current union contract.

Location	Union	Contract expiration date

Chandler, Arizona	Non-union	NA
Greenwood, South Carolina	Non-union	NA
Jackson, Tennessee	Non-union	NA
London, Ontario	USW Canada	February 2009
Los Angeles, California	Teamsters	May 2009
Newark, Ohio	USW	September 2010
Richland, Washington	Non-union	NA
Richmond, Virginia	USW/ IAM	November 2010
Sherman, Texas	IAM	December 2007
Spokane, Washington	USW	September 2010
Tulsa, Oklahoma	USW	November 2010
As part of our chapter 11 bankruptcy reorganization, we entered into a settlement with the USW regarding, among other things, pension and retiree medical obligations. Under the terms of the settlement, we agreed to adopt a position of neutrality regarding the unionization of any of our employees.
ENVIRONMENTAL MATTERS
We are subject to numerous environmental laws and regulations with respect to, among other things: air and water emissions and discharges; the generation, storage, treatment, transportation and disposal of solid and hazardous waste; and the release of hazardous or toxic substances, pollutants and contaminants into the environment. Compliance with these environmental laws is and will continue to be costly.

Business

Our operations, including our operations conducted prior to our emergence from chapter 11 bankruptcy, have subjected, and may in the future subject, us to fines or penalties for alleged breaches of environmental laws and to obligations to perform investigations or clean up of the environment. We may also be subject to claims from governmental authorities or third parties related to alleged injuries to the environment, human health or natural resources, including claims with respect to waste disposal sites, the clean up of sites currently or formerly used by us or exposure of individuals to hazardous materials. Any investigation, clean-up or other remediation costs, fines or penalties, or costs to resolve third-party claims may be costly and could have a material adverse effect on our financial position, results of operations and cash flows.
We have accrued, and will accrue, for costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued, and such differences could have a material adverse effect on our financial position, results of operations and cash flows. In addition, new laws or regulations or changes to existing laws and regulations may occur, and we cannot assure you as to the amount that we would have to spend to comply with such new or amended laws and regulations or the effects that they would have on our financial position, results of operations and cash flows.
LEGAL PROCEEDINGS
Between the first quarter of 2002 and the first quarter of 2003, Kaiser and 25 of our then-existing subsidiaries filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. Pursuant to our plan of reorganization, we emerged from chapter 11 bankruptcy on July 6, 2006. Notwithstanding the effectiveness of our plan of reorganization, the bankruptcy court continues to have jurisdiction to, among other things, resolve disputed pre-petition claims against us, resolve matters related to the assumption, assumption and assignment, or rejection of executory contracts pursuant to our plan of reorganization, and to resolve other matters that may arise in connection with or related to our plan of reorganization. Our plan of reorganization resolved all of our material pre-petition liabilities.
We are working with regulatory authorities and performing studies and remediation pursuant to several consent orders with the State of Washington relating to the historical use of oils containing PCBs at our Trentwood facility in Spokane, Washington prior to 1978. During April 2004, we were served with a subpoena for documents and notified by Federal authorities that they are investigating the alleged non-compliant release of waste water containing PCBs at our Trentwood facility. This investigation is ongoing. We believe we are currently in compliance in all material respects with all applicable environmental laws and requirements at the Trentwood facility. While we intend to vigorously defend any claim or charges, if any should result, we cannot assess what, if any, impact this matter may have on our financial statements.
Various other lawsuits and claims are pending against us. Because uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, we do not know whether that the resolution of such uncertainties and the incurrence of such costs could have a negative impact on our consolidated financial position, results of operations or liquidity.

Management
EXECUTIVE OFFICERS AND DIRECTORS
The following table sets forth the names and ages of each of the current executive officers and directors of our company and the positions they held as of December 31, 2006.

Name	Age	Position(s)

Jack A. Hockema	60	President, Chief Executive Officer and Chairman of the Board; Director
Joseph P. Bellino	56	Executive Vice President and Chief Financial Officer
John Barneson	55	Senior Vice President and Chief Administrative Officer
John M. Donnan	45	Vice President, Secretary and General Counsel
Daniel D. Maddox	46	Vice President and Controller
Daniel J. Rinkenberger	47	Vice President and Treasurer
George Becker	78	Director
Carl B. Frankel	72	Director
Teresa A. Hopp	47	Director
William F. Murdy	64	Director
Alfred E. Osborne, Jr., Ph.D.	62	Director
Georganne C. Proctor	50	Director
Jack Quinn	55	Director
Thomas M. Van Leeuwen	50	Director
Brett E. Wilcox	53	Director
Experience of executive officers
Set forth below are brief descriptions of the business experience of each of our executive officers.
Jack A. Hockema has served as our President and Chief Executive Officer and a director since October 2001, and as Chairman of the Board since July 2006. He previously served as Executive Vice President and President of the Kaiser Fabricated Products division from January 2000 to October 2001, and Executive Vice President of Kaiser from May 2000 to October 2001. He served as Vice President of Kaiser from May 1997 to May 2000. Mr. Hockema was President of Kaiser Engineered Products from March 1997 to January 2000. He served as President of Kaiser Extruded Products and Engineered Components from September 1996 to March 1997. Mr. Hockema served as a consultant to Kaiser and acting President of Kaiser Engineered Components from September 1995 to September 1996. Mr. Hockema was an employee of Kaiser from 1977 to 1982, working at our Trentwood facility, and serving as plant manager of our former Union City, California can plant and as operations manager for Kaiser Extruded Products. In 1982, Mr. Hockema left Kaiser to become Vice President and General Manager of Bohn Extruded Products, a division of Gulf+Western, and later served as Group Vice President of American Brass Specialty Products until June 1992. From June 1992 to September 1996, Mr. Hockema provided consulting and investment advisory services to individuals and companies in the metals industry. He holds a Master of Science degree in Industrial Management and a Bachelor of Science degree in Civil Engineering, both from Purdue University.
Joseph P. Bellino has served as our Executive Vice President and Chief Financial Officer since May 2006. Prior to joining Kaiser, Mr. Bellino was employed by Steel Technologies Inc., a flat-rolled steel processor, where he served as chief financial officer and treasurer for nine years and was a member of the board of directors from 2002 to 2004. From 1996 to 1997, Mr. Bellino was president of Beacon Capital Advisors Company, a consulting firm specializing in mergers and acquisitions, valuations and executive advisory services. Prior to 1996, Mr. Bellino held senior executive positions with a privately

Management

held holding company with investments in the manufacturing and distribution industries for 15 years. Mr. Bellino holds a Bachelor of Science degree in finance and a Master of Business Administration degree, both from Ohio State University.
John Barneson has served as our Senior Vice President and Chief Administrative Officer since August 2001. He previously served as our Vice President and Chief Administrative Officer from December 1999 through August 2001. He served as Engineered Products Vice President of Business Development and Planning from September 1997 to December 1999. Mr. Barneson served as Flat-Rolled Products Vice President of Business Development and Planning from April 1996 to September 1997. Mr. Barneson has been an employee of Kaiser since September 1975 and has held a number of staff and operation management positions within the Flat-Rolled and Engineered Products business units. He holds a Master of Science degree and a Bachelor of Science degree in Industrial Engineering from Oregon State University.
John M. Donnan has served as our Vice President, Secretary and General Counsel since January 2005. Mr. Donnan joined the legal staff of Kaiser in 1993 and was named Deputy General Counsel of Kaiser in 2000. Prior to joining Kaiser, Mr. Donnan was an associate in the Houston, Texas office of the law firm of Chamberlain, Hrdlicka, White, Williams & Martin. He holds a Juris Doctorate degree from the University of Arkansas School of Law and Bachelor of Business Administration degrees in finance and accounting from Texas Tech University. He is a member of the Texas and California bars.
Daniel D. Maddox has served as our Vice President and Controller since September 1998. He served as our Controller, Corporate Consolidation and Reporting from October 1997 through September 1998. Mr. Maddox previously served as our Assistant Corporate Controller from May 1997 to September 1997. Mr. Maddox was with Arthur Andersen LLP from 1982 until joining Kaiser in June 1996. He holds a Bachelor of Business Administration degree from the University of Texas.
Daniel J. Rinkenberger has served as our Vice President and Treasurer since January 2005. He previously served as our Vice President of Economic Analysis and Planning from February 2002 through January 2005. He served as Vice President, Planning and Business Development of Kaiser Fabricated Products division from June 2000 through February 2002. Prior to that, he served as Vice President, Finance and Business Planning of Kaiser Flat-Rolled Products division from February 1998 to February 2000, and as our Assistant Treasurer from January 1995 through February 1998. Before joining Kaiser, he held a series of progressively responsible positions in the Treasury Department at Pennzoil Corporation. He holds a Master of Business Administration degree in Finance from the University of Chicago and a Bachelor of Education degree from Illinois State University. He is a Chartered Financial Analyst.
Experience of directors
Set forth below are brief descriptions of the business experience of each of our independent directors.
George Becker has served as a director of Kaiser since July 2006. Mr. Becker was with the United Steel Workers of America for more than 40 years until his retirement in 2001, where he served two terms as President, two terms as International Vice President and two terms as International Vice President of Administration. Mr. Becker is currently chairman of the labor advisory committee to the United States Trade Representative and the Department of Labor, appointed by President Bill Clinton and reappointed by President George W. Bush. He is also a member of the United States—China Economic & Security Review Commission chartered by Congress to study and report on a wide range of issues. Mr. Becker previously served as an AFL-CIO vice president, chairing the AFL-CIO Executive Council’s key economic policy committee. During that time Mr. Becker also served as an executive member of the International Metalworkers Federation and Chairman of the World Rubber Council of the International Federation of Chemical, Energy, Mine and General Workers’ Unions.

Management

Carl B. Frankel has served as a director of Kaiser since July 2006. Mr. Frankel currently serves as a union-nominated member of LTV Steel Corporation’s board of directors and as a member of the board of directors of Us TOO, a prostate cancer support and advocacy organization. Previously, Mr. Frankel was General Counsel to the USW from May 1997 until his retirement in September 2000. Prior to May 1997, Mr. Frankel served as Assistant General Counsel and Associate General Counsel of the USW for 29 years. From 1987 through 1999, Mr. Frankel served at the staff level of the Collective Bargaining Forum, a government sponsored tripartite committee consisting of government, union and employer representatives designed to improve labor relations in the United States. Mr. Frankel is also an elected fellow of the College of Labor and Employment Lawyers and a published author of several articles. Mr. Frankel has earned the Sustained Superior Performance Award from the NLRB, and the Outstanding Performance Award from the NLRB. Mr. Frankel earned a Bachelor’s degree and Juris Doctorate from the University of Chicago.
Teresa A. Hopp has served as a director of Kaiser since July 2006. Ms. Hopp currently serves as a board member and audit committee chair for On Assignment, Inc., a provider of skilled contract professionals to the life sciences and healthcare industries, where she is responsible for oversight of Sarbanes-Oxley compliance. Prior to Ms. Hopp’s retirement, she was the Chief Financial Officer for Western Digital Corporation, a hard disk manufacturer, from January 2000 to October 2001 and its Vice President, Finance from September 1998 to December 1999. Prior to her employment with Western Digital Corporation, Ms. Hopp was with Ernst & Young LLP from 1981 where she served as an audit partner for four years. During her tenure at Ernst & Young LLP, she managed audit department resource planning and scheduling, and served as internal education director and information systems audit and security director. She graduated summa cum laude from the California State University, Fullerton, with a Bachelor’s degree in Business Administration.
William F. Murdy has served as a director of Kaiser since July 2006. Mr. Murdy has been the Chairman and Chief Executive Officer of Comfort Systems USA, a commercial heating, ventilation and air conditioning construction and service company, since June 2000. Mr. Murdy previously served as President and Chief Executive Officer of Club Quarters, and Chairman, President and Chief Executive Officer of Landcare USA, Inc. Mr. Murdy has also served as President and Chief Executive Officer of General Investment & Development, and as President and Managing General Partner with Morgan Stanley Venture Capital, Inc. He previously served as Senior Vice President and Chief Operating Officer of Pacific Resources, Inc. Mr. Murdy currently serves on the board of directors of Comfort Systems USA and UIL Holdings Corp. He holds a Bachelor of Science degree in Engineering from the U.S. Military Academy, West Point, and a Master’s degree in Business Administration from the Harvard Business School.
Alfred E. Osborne, Jr., Ph.D., has served as a director of Kaiser since July 2006. Dr. Osborne has been the Senior Associate Dean at the UCLA Anderson School of Management since July 2003 and an Associate Professor of Global Economics and Management since July 1978. From July 1987 to June 2003, Dr. Osborne served as the Director of the Harold and Pauline Price Center for Entrepreneurial Studies at the UCLA Anderson School of Management. He also served as Faculty Director of The Head Start Johnson & Johnson Management Fellows Program. Previously, he held various administrative posts at UCLA, including terms as chairman of the Business Economics faculty and Director of the MBA program. Dr. Osborne currently serves on the board of directors of K2, Inc., EMAK Worldwide, Inc., FPA New Income Fund Inc., FPA Capital Fund Inc. and FPA Crescent Fund, Inc. and serves as a trustee of the WM Group of Funds. He holds a Doctorate degree in Business Economics, a Master’s degree in Business Administration, a Master of Arts degree in Economics and a Bachelor’s degree in Electrical Engineering from Stanford University.
Georganne C. Proctor has served as a director of Kaiser since July 2006. Ms. Proctor is currently the Executive Vice President and Chief Financial Officer of TIAA-CREF, a financial services company.

Management

Previously, Ms. Proctor was the Executive Vice President—Finance for Golden West Financial Corp., the second largest financial thrift in the United States and holding company of World Savings Bank, from February 2003 to April 2005. From July 1997 through September 2002, Ms. Proctor was Senior Vice President and Chief Financial Officer of Bechtel Corporation and served as the Vice President and Chief Financial Officer of Bechtel Enterprises, one of its subsidiaries, from June 1994 through June 1997. Ms. Proctor was a member of the board of directors of Bechtel Corporation from April 1999 to December 2002. She also served in several other financial positions with the Bechtel Group from 1982-1991. From 1991 through 1994, Ms. Proctor was Director of Project and Division Finance of Walt Disney Imagineering and Director of Finance & Accounting for Buena Vista Home Video International. Ms. Proctor currently serves on the board of directors of Redwood Trust, Inc. She holds a Master’s degree in Business Administration from California State University, Hayward, and a Bachelor’s degree in Business Administration from the University of South Dakota.
Jack Quinn has served as a director of Kaiser since July 2006. Mr. Quinn has been the President of Cassidy & Associates, a government relations firm, since January 2005. Mr. Quinn assists clients to promote policy and appropriations objectives in Washington, D.C. with a focus on transportation, aviation, railroad, highway, infrastructure, corporate and industry clients. From January 1993 to January 2005, Mr. Quinn served as a United States Congressman for the state of New York. While in Congress Mr. Quinn was Chairman of the Transportation and Infrastructure Subcommittee on Railroads. He was also a senior member of the Transportation Subcommittees on Aviation, Highways and Mass Transit. In addition, Mr. Quinn was Chairman of the Executive Committee in the Congressional Steel Caucus. Prior to his election to Congress, Congressman Quinn served as supervisor of the town of Hamburg, New York. Mr. Quinn currently serves as a trustee of the AFL-CIO Housing Investment Trust. Mr. Quinn received a Bachelor’s degree from Siena College in Loudonville, New York, and a Master’s degree from the State University of New York, Buffalo. Mr. Quinn received honorary Doctorate of Law degrees from Medaille College and Siena College. Mr. Quinn is also a certified school district superintendent through the New York State Education Department.
Thomas M. Van Leeuwen has served as a director of Kaiser since July 2006. Mr. Van Leeuwen served as a Director—Senior Equity Research Analyst for Deutsche Bank Securities Inc. from March 2001 until his retirement in May 2002. Prior to that, Mr. Van Leeuwen served as a Director—Senior Equity Research Analyst for Credit Suisse First Boston from May 1993 to November 2000. Prior to that time, Mr. Van Leeuwen was First Vice President of Equity Research with Lehman Brothers. Mr. Van Leeuwen held the position of research analyst with Sanford C. Bernstein & Co., Inc., and systems analyst with The Procter & Gamble Company. Mr. Van Leeuwen holds a Master’s degree in Business Administration from the Harvard Business School and a Bachelor of Science degree in Operations Research and Industrial Engineering from Cornell University.
Brett E. Wilcox has served as a director of Kaiser since July 2006. Mr. Wilcox has been an executive consultant for a number of metals and energy companies since 2005. From 1986 to 2005, Mr. Wilcox served as Chief Executive Officer of Golden Northwest Aluminum Company and its predecessors. Golden Northwest Aluminum Company, together with its subsidiaries, filed a petition for reorganization under the United States Bankruptcy Code on December 22, 2003. Mr. Wilcox has also served as Executive Director of Direct Services Industries, Inc., a trade association of large aluminum and other energy-intensive companies; an attorney with Preston, Ellis & Gates in Seattle, Washington; Vice Chairman of the Oregon Progress Board; a member of the Oregon Governor’s Comprehensive Review of the Northwest Regional Power System; a member of the Oregon Governor’s Task Forces on structure and efficiency of state government, employee benefits and compensation, and government performance and accountability. Mr. Wilcox serves as a director of Oregon Steel Mills, Inc. Mr. Wilcox received a Bachelor’s degree from the Woodrow Wilson School of Public and International Affairs at Princeton University and a Juris Doctorate from Stanford Law School.

Management

BOARD OF DIRECTORS
Our board of directors currently has ten members, consisting of Mr. Hockema, our President and Chief Executive Officer, and nine independent directors, Messrs. Becker, Frankel, Murdy, Osborne, Quinn, Van Leeuwen and Wilcox and Mmes. Hopp and Proctor. Mr. Hockema serves as the Chairman of the Board, and Dr. Osborne serves as the lead independent director. Our certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes. The term of the initial Class I directors will expire at the 2007 annual meeting of the stockholders; the term of the initial Class II directors will expire at the 2008 annual meeting of the stockholders; and the term of the Class III directors will expire at the 2009 annual meeting of the stockholders. Beginning in 2007, at each annual meeting of stockholders, successors to the class of directors whose terms expire in that year will be elected to three-year terms and until their respective successors are elected and qualified. The following table sets forth the class of each director.

Name
Class

Alfred E. Osborne, Jr., Ph.D.	Class I
Jack Quinn	Class I
Thomas M. Van Leeuwen	Class I
George Becker	Class II
Jack A. Hockema	Class II
Georganne C. Proctor	Class II
Brett E. Wilcox	Class II
Carl B. Frankel	Class III
Teresa A. Hopp	Class III
William F. Murdy	Class III
DIRECTOR INDEPENDENCE
Our board of directors was reconstituted upon our emergence from chapter 11 bankruptcy. Our corporate governance guidelines, adopted upon our emergence from chapter 11 bankruptcy, require that a majority of the members of our board of directors satisfy the independence requirements set forth in the Nasdaq Marketplace Rules and other applicable criteria of the National Association of Securities Dealers, or NASD. We refer to these requirements as the general independence criteria. Additionally, our audit committee charter, compensation committee charter and nominating and corporate governance committee charter, each adopted upon our emergence from chapter 11 bankruptcy, require that all respective committee members satisfy the general independence criteria.
Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that each of Messrs. Becker, Frankel, Murdy, Osborne, Quinn, Van Leeuwen and Wilcox and Mmes. Hopp and Proctor, representing nine of our ten directors, satisfy the general independence criteria and are independent within the meaning of such term under our corporate governance guidelines. In making such determination, the board of directors considered the relationships that each of the directors had with our company and all other facts and circumstances the board of directors deemed relevant in determining the independence of each of the directors in accordance with the general independence criteria, including the fees paid to such individuals for attending meetings prior to our emergence from chapter 11 bankruptcy and their formal appointment as directors.
Prior to our emergence from chapter 11 bankruptcy, we were not listed on a national securities exchange and, consequently, the members of our board of directors as constituted prior to our emergence from chapter 11 bankruptcy were not subject to independence requirements. However, our board of directors as constituted prior to emergence determined that, of its six members,

Management

Robert J. Cruikshank, Ezra G. Levin and John D. Roach satisfied the independence requirements standards set forth in both the Nasdaq Marketplace Rules and the New York Stock Exchange Listed Company Manual and that George T. Haymaker, Jr., Jack A. Hockema and Charles E. Hurwitz did not meet such independence standards. Prior to our emergence, Messrs. Cruikshank and Roach were members of our audit committee, Messrs. Cruikshank, Roach and Levin were members of our compensation policy committee and Mr. Cruikshank was the sole member of our Section 162(m) compensation committee. We did not have a nominating and corporate governance committee prior to our emergence from chapter 11 bankruptcy.
DIRECTOR DESIGNATION AGREEMENT WITH THE USW
On July 6, 2006, we entered into a Director Designation Agreement with the USW under which the USW has certain rights to nominate individuals to serve on our board of directors and committees until December 31, 2012. The USW has the right to nominate, for submission to our stockholders for election at each annual meeting, the minimum number of candidates necessary to ensure that, assuming such candidates are included in the slate of director candidates recommended by our board of directors in our proxy statement relating to the annual meeting and our stockholders elect each candidate so included, at least 40% of the members of our board of directors immediately following such election are directors who were either designated by the USW pursuant to our plan of reorganization or have been nominated by the USW in accordance with the Director Designation Agreement. The Director Designation Agreement contains requirements as to the timeliness, form and substance of the notice the USW must give to our nominating and corporate governance committee in order to nominate such candidates. The nominating and corporate governance committee will determine in good faith whether each candidate properly submitted by the USW satisfies the qualifications set forth in the Director Designation Agreement. If our nominating and corporate governance committee determines that such candidate satisfies the qualifications, the committee will, unless otherwise required by its fiduciary duties, recommend such candidate to our board of directors for inclusion in the slate of directors to be recommended by the board of directors in our proxy statement. The board of directors will, unless otherwise required by its fiduciary duties, accept the recommendation and include the director candidate in the slate of directors the board of directors recommends.
The Director Designation Agreement also provides that the USW will have the right to nominate an individual to fill a vacancy on the board of directors resulting from the death, resignation, disqualification or removal of a director who was either designated by the USW to serve on the board of directors pursuant to our plan of reorganization or has been nominated by the USW in accordance with the Director Designation Agreement. The Director Designation Agreement further provides that, in the event of newly created directorships resulting from an increase in the number of our directors, the USW will have the right to nominate the minimum number of individuals to fill such newly created directorships necessary to ensure that at least 40% of the members of the board of directors immediately following the filling of the newly created directorships are directors who were either designated by the USW pursuant to our plan of reorganization or have been nominated by the USW in accordance with the Director Designation Agreement. In each such case, the USW, our nominating and corporate governance committee and the board of directors will be required to follow the nomination and approval procedures described above.

Management

A candidate nominated by the USW may not be an officer, employee, director or member of the USW or any of its local or affiliated organizations as of the date of his or her designation as a candidate or election as a director. Each candidate nominated by the USW must satisfy:

•	the general independence criteria;

•	the qualifications to serve as a director as set forth in any applicable corporate governance guidelines adopted by the board of directors and policies adopted by our nominating and corporate governance committee establishing criteria to be utilized by it in assessing whether a director candidate has appropriate skills and experience; and

•	any other qualifications to serve as director imposed by applicable law.
Finally, the Director Designation Agreement provides that, so long as our the board of directors maintains an audit committee, executive committee or nominating and corporate governance committee, each such committee will, unless otherwise required by the fiduciary duties of the board of directors, include at least one director who was either designated by the USW to serve on the board of directors pursuant to our plan of reorganization or has been nominated by the USW in accordance with the Director Designation Agreement (provided at least one such director is qualified to serve on such committee as determined in good faith by the board of directors).
Current members of our board of directors that were designated by the USW pursuant to our plan of reorganization are Messrs. Becker, Frankel, Quinn and Wilcox.
COMMITTEES OF THE BOARD OF DIRECTORS
Currently, we have four standing committees of the board of directors: an executive committee; an audit committee; a compensation committee; and a nominating and corporate governance committee.
Executive committee
The executive committee of the board of directors manages our business and affairs that require attention prior to the next regular meeting of our board of directors. However, the executive committee does not have the power to (1) approve or adopt, or recommend to our stockholders, any action or matter expressly required by law to be submitted to our stockholders for approval, (2) adopt, amend or repeal any bylaw of our company, or (3) take any other action reserved for action by the board of directors pursuant to a resolution of the board of directors or otherwise prohibited to be taken by the executive committee by law or pursuant to our certificate of incorporation or bylaws. The members of the executive committee must include the Chairman of the Board and at least one of the directors either designated by the USW pursuant to our plan of reorganization or nominated by the USW in accordance with the Director Designation Agreement (so long as at least one such director is qualified to serve thereon). A majority of the members of the executive committee must satisfy the general independence criteria as determined by the board of directors reasonably and in good faith. Our executive committee consists of Messrs. Hockema, Becker and Wilcox and Ms. Hopp. Mr. Hockema currently serves as the chair of the executive committee.
Audit committee
The audit committee oversees our accounting and financial reporting practices and processes and the audits of our financial statements on behalf of the board of directors. The audit committee is

Management

responsible for appointing, compensating, retaining and overseeing the work of our independent auditors. Other duties and responsibilities of the audit committee include:

•	establishing hiring policies for employees or former employees of the independent auditors;

•	reviewing our systems of internal accounting controls;

•	discussing risk management policies;

•	approving related-party transactions;

•	establishing procedures for complaints regarding financial statements or accounting policies; and

•	performing other duties delegated to the audit committee by the board of directors from time to time.
The members of the audit committee must include at least one of the directors either designated by the USW pursuant to our plan of reorganization or nominated by the USW in accordance with the Director Designation Agreement (so long as at least one such director is appropriately qualified). Each member of the audit committee:

•	must satisfy the general independence criteria;

•	may not, other than as a member of the board of directors or a committee thereof, accept any consulting, advisory or other compensatory fee from us or our subsidiaries (other than fixed amounts of compensation under a retirement plan for prior service, provided such compensation is not contingent on continued service);

•	may not be our affiliate;

•	must not have participated in the preparation of our financial statements at any time during the three years prior to July 6, 2006; and

•	must be able to read and understand fundamental financial statements.
At least one member of the audit committee must have past employment experience in finance or accounting, the requisite professional certification in accounting or comparable experience or background that results in financial sophistication. Our audit committee consists of Mmes. Hopp and Proctor and Messrs. Osborne, Van Leeuwen and Wilcox. Ms. Hopp currently serves as the chair of the audit committee.
Compensation committee
The compensation committee of the board of directors establishes and administers our policies, programs and procedures for compensating our senior management, including determining and approving the compensation of our executive officers. Other duties and responsibilities of the compensation committee include:

•	administering plans adopted by the board of directors that contemplate administration by the compensation committee, including our 2006 Equity and Performance Incentive Plan;

•	overseeing regulatory compliance with respect to compensation matters;

•	reviewing director compensation; and

•	performing other duties delegated to the compensation committee by the board of directors from time to time.

Management

Each member of the compensation committee must satisfy the general independence criteria, as well as qualify as a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act. Our compensation committee is composed of Messrs. Murdy and Quinn and Ms. Proctor. Mr. Murdy currently serves as the chair of the compensation committee.
Nominating and corporate governance committee
The nominating and corporate governance committee of the board of directors identifies individuals qualified to become members of our board of directors, recommends candidates to fill vacancies and newly-created positions on our board of directors, recommends director nominees for the election by stockholders at the annual meetings of stockholders and develops and recommends to the board of directors our corporate governance principles. Other duties and responsibilities of the nominating and corporate governance committee include:

•	evaluating stockholder recommendations for director nominations;

•	assisting in succession planning;

•	considering possible conflicts of interest of members of the board of directors and management and making recommendations to prevent, minimize or eliminate such conflicts of interests;

•	making recommendations to the board of directors regarding the appropriate size of the board of directors; and

•	performing other duties delegated to the nominating and corporate governance committee by the board of directors from time to time.
The members of the nominating and corporate governance committee must include at least one of the directors either designated by the USW pursuant to our plan of reorganization or nominated by the USW in accordance with the Director Designation Agreement (so long as at least one such director is appropriately qualified). Each member of the nominating and governance committee must satisfy the general independence criteria. Our nominating and corporate governance committee consists of Messrs. Osborne, Frankel, Murdy, Quinn and Van Leeuwen. Dr. Osborne currently serves as the chair of the nominating and corporate governance committee.

Management

EXECUTIVE COMPENSATION
The following discussion of executive compensation contains descriptions of various employee benefit plans and employment-related agreements. These descriptions are qualified in their entirety by reference to the full text or detailed descriptions of the plans and agreements which are filed as exhibits to our registration statement of which this prospectus forms a part.
Compensation discussion and analysis
Introduction
This section provides (1) an overview of the compensation committee of the board of directors, (2) a discussion of the background and objectives of our compensation programs for senior management, and (3) a discussion of all material elements of the compensation of each of the executive officers identified in the following table, whom we refer to as our named executive officers:

Name	Title

Jack A. Hockema	President and Chief Executive Officer (our principal executive officer)
Joseph P. Bellino	Executive Vice President and Chief Financial Officer (our principal financial officer)
John Barneson	Senior Vice President and Chief Administrative Officer
John M. Donnan	Vice President, Secretary and General Counsel
Daniel D. Maddox	Vice President and Controller (our principal accounting officer)
Kerry A. Shiba	Former Vice President and Chief Financial Officer (our former principal financial officer)
The year ended December 31, 2006 was a transition year for us. It was also a transition year for the board of directors and our compensation programs. On July 6, 2006, we emerged from chapter 11 bankruptcy, and a new board of directors selected by our pre-emergence creditors was installed at that time.
In contemplation of our emergence from chapter 11 bankruptcy, the individuals expected to serve on the compensation committee at emergence began an extensive review of all aspects of our executive compensation programs in early 2006. Based on their review and discussions with the other individuals expected to serve on the board of directors at emergence, a comprehensive compensation structure was approved for implementation upon our emergence.
Overview of the compensation committee
As indicated above, the compensation committee of the board of directors is comprised entirely of independent directors. The compensation committee’s primary duties and responsibilities are to establish and implement our compensation policies and programs for senior management. The compensation committee has the authority under its charter to engage the services of outside advisors, experts and others to assist it and has engaged an outside compensation consultant to advise it on all matters related to compensation of our chief executive officer and other members of senior management. We refer to the outside compensation consultant engaged by the compensation committee as our outside compensation consultant.
Our chief executive officer, other members of our management and outside advisors may be invited to attend all or a portion of a compensation committee meeting depending on the nature of the agenda items. Neither our chief executive officer nor any other member of management votes on items before the compensation committee; however, the compensation committee and board of directors solicit the views of the chief executive officer on compensation matters, including as they relate to the compensation of the other named executive officers and members of senior management reporting to

Management

the chief executive officer, including the other named executive officers. The compensation committee also works with our senior management to determine the agenda for each meeting, and our human resources department, with the assistance of our outside advisors, prepares the meeting materials.
Objectives of our compensation program
The comprehensive compensation structure implemented upon our emergence from chapter 11 bankruptcy was developed based on the following objectives:

•	Create alignment between senior management and stockholders by rewarding senior management for the achievement of strategic goals that successfully drive our operations and enhance stockholder value;

•	Attract, motivate and retain highly experienced executives vital to our short-term and long-term success, profitability and growth;

•	Differentiate senior management rewards based on actual performance; and

•	Provide targeted compensation levels consistent with the 50th percentile of our compensation peer group, which is discussed below, for base salary, the 50th percentile for annual monetary incentives at target-level performance and between the 50th and the 65th percentile for annualized economic equity grant value of long-term incentives.

Design of our compensation program
The compensation program for senior management, including the named executive officers, is intended to reinforce the importance of performance and accountability at both the individual and corporate levels. In addition to focusing on “pay for performance,” our compensation program is designed to:

•	Balance short-term and long-term goals (approximately 50% of the chief executive officer’s target total compensation is delivered through long-term incentives, while approximately 40% of the target total compensation for the other named executive officers is delivered through long-term incentives);

•	Deliver a mix of fixed and at-risk compensation (by design, approximately 70% of the chief executive officer’s target total compensation and approximately 60% of the target total compensation for the other named executive officers is variable, i.e., at-risk, annual and long-term incentive compensation) that is directly related to stockholder value and our overall performance;

•	Provide guidelines for a compensation program that is competitive with our compensation peer group; and

•	Use equity-based awards, stock ownership guidelines and annual incentives that are linked to stockholder value and achievement of individual, business unit and corporate performance.

Each element of compensation is reviewed individually and considered collectively with the other elements of our compensation program to ensure that it is consistent with the goals and objectives of both that particular element of compensation and our overall compensation program.
In designing the compensation program and in determining senior management compensation, including the compensation of the named executive officers, we also considered the following factors:

•	The external challenges to our ability to attract and retain strong senior management;

•	Each individual’s contributions to our overall results;

•	Our operating and financial performance compared with the targeted goals; and

•	Our size and complexity compared with companies in our compensation peer group.

Management

We also use “tally sheets” that provide a summary of the compensation history of our chief executive officer and those members of senior management reporting to the chief executive officer. These tally sheets include a historical summary of base salary, annual bonus and long-term equity awards. They also provide a review of wealth and retirement accumulation as a result of employment with our company.
In developing the compensation structure that was effective upon our emergence from chapter 11 bankruptcy, we reviewed the compensation and benefit practices, as well as levels of pay, of a compensation peer group of companies. The selection of an appropriate peer group was an important part of the work performed by the individuals expected to serve on the compensation committee at emergence. Working closely with our outside compensation consultant, the companies selected were determined to: (1) be of a similar size; (2) have positions of similar complexity and scope of responsibility; and (3) compete with us for talent. The selected companies include companies in similar industries, as well as companies in different industries. While we will continue to review, evaluate and update the compensation peer group, for the compensation structure developed in 2006 in anticipation of our emergence from chapter 11 bankruptcy the compensation peer group consisted of 41 companies. As we developed the peer group, we also determined that it was appropriate to design programs that deliver total compensation between the 50th and 65th percentiles of the compensation peer group. However, we also recognize that we compete with much larger companies that aggressively recruit for the best qualified talent in particularly critical functions and that to attract and retain that talent, we may determine that it is in the best interests of our company and stockholders to provide packages that deviate from the targeted pay objectives.
Background of our compensation programs
This section will focus on 2006 compensation and our post-emergence compensation programs. It also addresses certain aspects of our key employee retention program, which was implemented in 2002 during our chapter 11 bankruptcy with the support of our creditors and approval of the bankruptcy court in order to meet the dual goals of (1) providing the retention incentives necessary to retain certain key employees who were expected to remain with us through our emergence from chapter 11 bankruptcy, assume the additional administrative and operational burdens imposed on us during chapter 11 bankruptcy and take the actions necessary to improve our operating performance and strategic positioning during the chapter 11 bankruptcy and (2) addressing the financial constraints and obligations to creditors faced by companies in chapter 11 bankruptcy. We refer to the key employee retention program as the Chapter 11 KERP. Among other elements, the Chapter 11 KERP included:

•	a two-year retention plan (which we refer to as our Chapter 11 Retention Plan) that provided semi-annual retention payments to key employees through March 31, 2004, with a significant portion of those payments to certain senior employees, including Messrs. Hockema and Barneson, being withheld and paid, subject to certain conditions relating to continued employment, in two installments — the first on the date of emergence and the second one year later, all as more fully described below (see “— Chapter 11 Retention Plan” and footnote 8 under “— Summary compensation table for 2006”);

•	a long-term incentive plan (which we refer to as our Chapter 11 Long-Term Incentive Plan) designed to provide incentives for key employees to achieve cost reductions in excess of $80 million annually, with all awards earned being withheld and paid, subject to certain conditions relating to continued employment, in two installments — the first on the date of emergence and the second one year later, all as more fully described below (see “— Long-term incentives” and footnote 2 under “— Summary compensation table for 2006”);

•	a severance plan (which we refer to as our Severance Plan) and related agreements designed to provide key employees with job security in an uncertain environment, as more fully described below

Management

(see “— Employment contracts, termination of employment arrangements and change in control agreements” and “— Employment-related agreements and certain employee benefit plans — Severance Plan”);

•	change-in-control severance agreements (which we refer to as Change in Control Agreements) intended to retain key employees through any potential merger or acquisition transaction, as more fully described below (see “— Employment contracts, termination of employment arrangements and change in control agreements” and “— Employment-related agreements and certain employee benefit plans — Change in control severance agreements”); and

•	the continuance for key employees of our then-existing nonqualified, unfunded supplemental executive retirement plan (which we refer to as our Old Restoration Plan) intended to restore benefits that would be payable to participants in the Kaiser Aluminum Salaried Employees Retirement Plan, a defined benefit pension plan previously maintained by us for our salaried employees (which we refer to as our Old Pension Plan), but for legal limitations on benefit accruals and payments thereunder, as more fully described below (see “— Retirement benefits” and “— Nonqualified deferred compensation for 2006”).

Retention of our senior management was determined to be important to our successful emergence from chapter 11 bankruptcy. Implemented in 2002 with the support of creditors and approval of the bankruptcy court, a discussion of certain elements of the Chapter 11 KERP is relevant to any discussion of (1) compensation received by our named executive officers in 2006, (2) compensation accrued to our named executive officers during our chapter 11 bankruptcy, but payable in 2007, (3) the rights of our named executive officers upon termination of employment, and (4) the comprehensive compensation structure implemented upon our emergence from chapter 11 bankruptcy. This is particularly true because, as indicated above, several elements of the Chapter 11 KERP were designed to enhance retention of key employees by conditioning payments on continued employment and withholding payments until at and after our emergence.
Elements of compensation
Our compensation program currently consists of base salary, annual cash incentives, long-term incentives, retirement benefits and certain perquisites. In addition, we impose stock ownership requirements on senior management and provide for general severance and change-in-control protections for certain members of senior management, including each of the named executive officers. We have also entered into employment agreements with Messrs. Hockema, Bellino and Maddox.
Base salary
We review base salaries for our chief executive officer and those members of senior management reporting to the chief executive officer and determine if a change is appropriate. In reviewing base salaries, we consider several factors, including level of responsibility, prior experience, a comparison to base salaries paid for comparable positions in our compensation peer group and the relationship among base salaries paid within our company. Our intent is to fix base salaries at levels that we believe are consistent with our program design objectives, including the ability to attract, motivate and retain individuals in a competitive environment.
During 2006, we did not increase the base salary of Mr. Hockema or Mr. Donnan. Mr. Hockema’s base salary remained at the same level as 2005 as part of the negotiation of his new employment agreement based on our analysis of competitive market practice. Mr. Donnan was promoted to his current position in 2005 and received a base salary increase at that time. In April 2006, each of Messrs. Barneson and Maddox received a base salary increase so that his salary level would be better aligned with the compensation structure that was being developed in contemplation of our emergence from chapter 11 bankruptcy. Mr. Shiba, who resigned effective January 23, 2006, did not receive a

Management

base salary increase in 2006. The base salary of Mr. Bellino, who joined us in May 2006, was negotiated based on our analysis of competitive market practice information provided by our outside compensation consultant. Base salaries for our named executive officers in 2006 were as follows:

	Amount of base
	salary increase
Name	for 2006	2006 Base salary

Jack A. Hockema	—	$730,000
Joseph P. Bellino	—	$350,000
John Barneson	$5,000	$280,000
John M. Donnan	—	$260,000
Daniel D. Maddox	$25,000	$225,000
Kerry A. Shiba	—	$270,000
Annual cash incentives
Our annual cash incentives link the compensation of participants directly to the accomplishment of specific business goals, as well as individual performance. Annual cash incentive compensation is intended to focus and reward individuals based on measures identified as having a positive impact on our annual business results. Our 2006 Short-Term Incentive Plan, a transition program based on historical programs using return on net assets and core cash flows, was designed to (i) focus attention on earnings before interest, taxes, depreciation and amortization, or EBITDA, from the fabricated products business unit in order to continue to tie compensation to returns on net assets and core cash flows, with modifiers for achievement of plan, individual performance and safety performance, (ii) reward achievement of aggressive performance goals, (iii) provide incentive opportunities consistent with those provided by companies in the compensation peer group, and (iv) link performance compensation to individual performance as well as our ability to pay. Average performance is not rewarded. When establishing our threshold performance incentive targets, the compensation committee reviews and discusses with both senior management and the full board of directors our business plan and its key underlying assumptions, expectations under then-existing and anticipated market conditions and the opportunity to generate stockholder value and then establishes the performance thresholds and targets for the year.
During 2006, we made nominal adjustments to the annual cash incentive targets for each of our named executive officers (other than Mr. Bellino and Mr. Shiba) based on our analysis of competitive market practice information provided by our outside compensation consultant. The annual cash incentive target of Mr. Bellino, who joined us in May 2006, was negotiated as part of his employment agreement and based on competitive market practice at that time. Mr. Shiba, who resigned effective January 23, 2006, did not participate in the 2006 Short-Term Incentive Plan. The table below sets forth the approximate payouts, stated as a percentage of base salary, that can be earned by our named executive officers (other than Mr. Shiba), under our 2006 Short-Term Incentive Plan at each performance level.

	Below
Name	threshold	Threshold	Target	Maximum

Jack A. Hockema	0%	34.25%	68.50%	205.50%
Joseph P. Bellino	0%	25.00%	50.00%	150.00%
John Barneson	0%	22.50%	45.00%	135.00%
John M. Donnan	0%	22.50%	45.00%	135.00%
Daniel D. Maddox	0%	16.67%	33.33%	100.00%

Management

A monetary incentive target for each participant is established for annual cash incentive compensation based on a percentage of base salary (generally determined based on the 50th percentile of our compensation peer group, internal compensation balance and position responsibilities). The monetary incentive targets are generally set at the beginning of each annual performance period. For determining compensation under the 2006 Short-Term Incentive Plan, EBITDA will be determined in March 2007 based on our 2006 results subject to any adjustments approved by the compensation committee. These adjustments may spread extraordinary items over a period of years based upon the recommendation of our chief executive officer and the approval of the compensation committee. The resulting award multiple may then be adjusted within a range of plus or minus 10 percent based upon fabricated products safety performance.
Each participant’s base award is determined by multiplying his or her monetary incentive target by the award multiple. Based on the fabricated products EBITDA and safety performance, as well as business unit and individual performance, a participant’s monetary award can be modified, in the aggregate, up to plus or minus 100 percent of the incentive target or base award (as set forth in the table above for our named executive officers), subject to an overall cap on the aggregate award of three times target. A cash pool is established based upon the award multiple multiplied by the sum of individual monetary incentive targets for all plan participants. Although individual monetary awards may be adjusted up or down, the entire cash pool is paid to participants. While 2006 results are not yet available, based on our results through the third quarter, we currently estimate the 2006 award multiple to be between 1.5 to 2.5 of the target percentage or base award.
Long-term incentives
Upon our emergence from chapter 11 bankruptcy in July 2006, our Chapter 11 Long-Term Incentive Plan adopted in 2002 as part of the Chapter 11 KERP terminated and Messrs. Hockema, Bellino, Barneson, Donnan and Maddox each received an “emergence grant” of restricted stock under our 2006 Equity and Performance Incentive Plan (which we refer to as our Equity Incentive Plan). We determined that the emergence grants to senior management were appropriate since our primary concerns upon emergence were to retain senior management, including the named executive officers (other than Mr. Shiba), and to immediately align the interests of senior management with the interests of our stockholders. We also wanted to recognize and reward the commitment and efforts of members of senior management through the four and one-half years we were in chapter 11 bankruptcy and their ability during that period to both grow our fabricated products business and complete a restructuring that allowed us to emerge with a strong balance sheet and platform for future growth. We accomplished our objectives by providing stock ownership of approximately two percent of the outstanding common stock in the aggregate to members of senior management.
The size of the emergence grants was developed based on extensive data provided by our outside compensation consultant on emergence grant practices at other companies emerging from chapter 11 bankruptcy. Mr. Bellino, who joined us in May 2006, did not receive an “emergence grant” but did receive a grant of shares of restricted stock under the Equity Incentive Plan based on an analysis of competitive market practice for a normal annual grant and the terms of his employment agreement. Mr. Shiba, who resigned effective January 23, 2006, did not receive a grant of restricted

Management

stock under the Equity Incentive Plan. The table below summarizes the grants made to our named executive officers (other than Mr. Shiba) under the Equity Incentive Plan in July 2006:

		Percentage of
	Number of shares	outstanding
Name	restricted stock	shares

Jack A. Hockema	185,000	.90%
Joseph P. Bellino	15,000	.07%
John Barneson	48,000	.23%
John M. Donnan	45,000	.22%
Daniel D. Maddox	11,334	.06%
Recognizing that our business is cyclical and that the market value of the common stock may fluctuate during business cycles, we also intended the grants to provide an incentive for the named executive officers and other members of senior management to remain with us throughout business cycles. Through the issuance of restricted stock with three-year “cliff” vesting to our named executive officers and other members of senior management, the recipients do not become unconditionally entitled to receive any of those shares until July 6, 2009, subject to certain exceptions related to the termination of employment. Finally, while we view the emergence grants as a one-time event, we will take the emergence grants into account in the design of future programs and awards.
We have not yet determined the form of long-term incentive compensation that we will use in 2007, the form of grants (i.e., whether it will consist of restricted stock, stock options, performance shares or other equity-based awards) or the applicable performance thresholds. That work is ongoing and, similar to the process we follow to establish annual cash incentives, includes discussions between the compensation committee and our outside compensation consultant with respect to the design and terms of the grants, as well as discussions between and among the compensation committee, senior management and the full board of directors with respect to the design and terms of the grants and our performance and compensation objectives over the long-term period. For each of Messrs. Hockema and Bellino, the target cash economic value of his annual long-term award starting in 2007 was negotiated as part of his employment agreement and based on competitive market practice. As part of the negotiation of Mr. Hockema’s agreement, the target cash economic value of his annual long-term incentive was reduced from approximately $1.5 million to $1.2 million.
As indicated below, each of the named executive officers (other than Mr. Bellino, who joined us in May 2006) received payments under our Chapter 11 Long-Term Incentive Plan. The Chapter 11 Long-Term Incentive Plan, which is described in more detail below, terminated upon our emergence from chapter 11 bankruptcy. Under the Chapter 11 Long-Term Incentive Plan, key management employees, including Messrs. Hockema, Barneson, Donnan, Maddox and Shiba, were eligible to receive an annual cash award based on sustained cost reductions above $80 million annually for the four and one-half year period from 2002 through emergence. Awards accrued on an annual basis during this period in a range between approximately (16%) to 81% of target, with an average accrual of approximately 55% of target over the four and one-half year period. Because the Chapter 11 Long-Term Incentive Plan was based on sustained cost reductions and continuation of employment through emergence, no amounts were paid or payable to the named executive officers until emergence. At emergence, each of Messrs. Hockema, Barneson, Donnan and Maddox received approximately one-half of his award, with the remaining portion of the award payable in a lump sum on July 6, 2007 unless his employment is terminated by us for cause or voluntarily terminated by him prior to that date. Mr. Shiba, who resigned effective January 23, 2006, received his total award in early 2006 pursuant to the terms of a release entered into between him and us in connection with his resignation.

Management

Stock ownership guidelines
Stock ownership guidelines were introduced upon our emergence from chapter 11 bankruptcy in July 2006, as part of our comprehensive compensation structure, in order to further align the interests of senior management, including the named executive officers, with those of our stockholders. Under the guidelines, members of our senior management are expected to hold common stock having a value equal to a multiple of their base salary as determined by their position. The guidelines contemplate a multiple of five times base salary for Mr. Hockema, and three times base salary for the other named executive officers. Each member of senior management covered by our stock ownership guidelines is expected to retain at least 75 percent of the net shares resulting from equity compensation awards until he or she achieves the applicable ownership level contemplated by the stock ownership guidelines. For purposes of these guidelines, stock ownership includes shares over which the holder has direct or indirect ownership or control, including restricted stock and restricted stock units, but does not include unexercised stock options. The ownership guidelines are expected to be met within five years. The compensation committee reviews compliance with the guidelines on an annual basis. Based on the grants of restricted stock in July 2006 and the reported closing price for our common stock on the Nasdaq Global Market on December 29, 2006, each named executive officer owns common stock above the applicable stock ownership requirements under the stock ownership guidelines.
Retirement benefits
We no longer maintain a defined benefit pension plan or retiree medical program that covers members of senior management. Retirement benefits to our senior management, including the named executive officers, are currently provided through two principal plans: (1) the Kaiser Aluminum Savings and Investment Plan, a tax-qualified profit-sharing and 401(k) plan (which we refer to as our Savings Plan), and (2) a nonqualified, unfunded and unsecured deferred compensation plan (which we refer to as our New Restoration Plan) intended to restore benefits that would be payable to participants in the Savings Plan but for the limitations on benefit accruals and payments imposed by the Internal Revenue Code. Each of these plans is discussed more fully below. Although these plans provide reduced benefits to members of senior management when compared to the benefits available prior to and during our chapter 11 bankruptcy, we believe that they support the objectives of our post-emergence comprehensive compensation structure, including the ability to attract and retain senior and experienced mid- to late-career executives for critical positions within our organization.
In April 2005, we implemented a new defined contribution retirement program for salaried employees, to be effective as of May 1, 2005. The program was intended to replace our Old Pension Plan, which was terminated by the Pension Benefit Guaranty Corporation, or PBGC, on December 17, 2003, but with lower costs and risks to us and reduced benefits to the participants. The new defined contribution retirement program has three primary components, which are discussed more fully below: (1) a company match of the employee’s pre-tax deferrals under our Savings Plan; (2) a company contribution to the employee’s account under our Savings Plan; and (3) a company contribution to the employee’s account under the New Restoration Plan. A decision with respect to the implementation of the third component was deferred for consideration by the post-emergence board of directors in the context of the implementation of our post-emergence comprehensive compensation structure. Our New Restoration Plan was adopted upon emergence from chapter 11 bankruptcy.
The implementation of the New Restoration Plan included the transfer, rather than distribution (as had been contemplated by the Chapter 11 KERP), of the lump-sum equivalent of the accrued benefits for the remaining participants under the Old Restoration Plan into the New Restoration Plan. The table below summarizes the balances that were transferred into the New Restoration Plan from the Old Restoration Plan for Messrs. Hockema, Barneson, Donnan and Maddox. Mr. Shiba, who resigned effective January 23, 2006, and Mr. Bellino, who joined us in May 2006, did not participate in the New Restoration Plan in 2006.

Management

Balance transferred
to the New
Name	Restoration Plan

Jack A. Hockema	$964,718
John Barneson	$887,366
John M. Donnan	$54,851
Daniel D. Maddox	$41,416
Under the terms of the New Restoration Plan, these balances were transferred to a “rabbi trust” where they remain subject to the claims of our creditors and are otherwise invested in funds designated by each individual from a menu of possible investments.
Perquisites
During 2006, all of our named executive officers received a vehicle allowance and all (except Messrs. Donnan and Maddox) were reimbursed for admission to, and the dues for, a club membership. Additionally, we reimbursed the legal fees and expenses incurred by Mr. Hockema in connection with the negotiation and consummation of his employment agreement and the housing and other expenses incurred by Mr. Bellino in connection with his relocation to California upon joining us. Our use of perquisites as an element of compensation is limited and is largely based on historical practices and policies of our company. We do not view perquisites as a significant element of our comprehensive compensation structure but do believe that they can be used in conjunction with base salary to attract, motivate and retain individuals in a competitive environment.
Chapter 11 Retention Plan
As part of the Chapter 11 KERP, we also adopted the Chapter 11 Retention Plan, a retention plan with certain key employees, including Messrs. Hockema, Barneson, Donnan and Maddox, which continued through the first two years of our restructuring. Although the Chapter 11 Retention Plan was not extended beyond March 31, 2004, portions of the payments to Messrs. Hockema and Barneson under the Chapter 11 Retention Plan through that date were withheld to further enhance the retention aspects of the Chapter 11 KERP. For Messrs. Hockema and Barneson, $730,000 and $250,000, respectively, of accrued awards payable under the Chapter 11 Retention Plan were withheld for subsequent payment. One-half of the withheld amount was paid in a lump sum in August 2006 following our emergence from chapter 11 bankruptcy. The remaining one-half is expected to be paid in a lump sum on July 6, 2007, subject to the continued employment of Messrs. Hockema and Barneson as more fully discussed below.
Employment contracts, termination of employment arrangements and change-in-control arrangements
As discussed more fully below, we have entered into employment agreements with Messrs. Hockema, Bellino and Maddox. Our decisions to enter into employment agreements and the terms of those agreements were based on the facts and circumstances at the time and an analysis of competitive market practice. With respect to Messrs. Hockema and Bellino, we worked with our outside compensation consultant and determined that employment agreements and the negotiated terms of those agreements were consistent with market practice. We also determined that entering into an employment agreement with Mr. Hockema was important to provide an economic incentive for Mr. Hockema to delay his retirement until at least July 2011, improve our ability to retain other key members of senior management and provide assurance to our customers and other stakeholders of the continuity of senior management for an extended period beyond our emergence from chapter 11 bankruptcy. With respect to Mr. Maddox, who lives in Houston, Texas where we were formerly headquartered and who expressed his desire to remain in Houston, we determined that it was important to provide an incentive for Mr. Maddox to remain with our company through at least

Management

March 2007 in order to help facilitate and complete the transition of our accounting function to our current headquarters in Foothill Ranch, California and the training of his replacement. In each case, we determined that the agreements and the terms of those agreements were in the best interests of our company and stockholders.
Also, as discussed more fully below, we provide all named executive officers with benefits related to certain terminations of employment, including in connection with a change in control, by us without cause and by the named executive officer with good reason. These protections for all the named executive officers (other than Mr. Bellino, who joined us in May 2006 just prior to our emergence from chapter 11 bankruptcy and, accordingly, did not participate in the Chapter 11 KERP) and other members of senior management were supported by our creditors and approved by the bankruptcy court as part of the Chapter 11 KERP. Importantly, these protections limit our ability to downwardly adjust certain aspects of compensation, including base salaries and target incentive compensation, without triggering the ability of the affected named executive officer to receive termination benefits. Mr. Hockema’s protection is now part of his employment agreement, replacing the similar protection previously available to him under Chapter 11 KERP agreements. Similarly, Mr. Bellino’s protection is part of his employment agreement. We view these severance protection benefits as an important component of the total compensation package for each of our named executive officers. In our view, having these protections helps to maintain the named executive officer’s objectivity in decision-making and provides another vehicle to align the interests of our named executive officer with the interests of our stockholders.
Tax deductibility
Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to our chief executive officer and our four other highest-paid executive officers unless certain specific and detailed criteria are satisfied. We believe that it is often desirable and in our best interests to deduct compensation payable to our executive officers. In this regard, we consider the anticipated tax treatment to our company and our executive officers in the review and establishment of compensation programs and payments. While no assurance can be given that compensation will be fully deductible under Section 162(m), we will continue to evaluate steps that we can take to increase or otherwise preserve deductibility. In the interim, we have determined that we will not seek to limit compensation to that deductible under Section 162(m), particularly in light of the substantial net operating loss carry-forwards that we expect to be available to us to offset taxable income.

Management

Summary compensation table for 2006
The table below sets forth information regarding 2006 compensation for our named executive officers: (1) Jack A. Hockema, our President, Chief Executive Officer and Chairman of the Board; (2) Joseph P. Bellino, our Executive Vice President and Chief Financial Officer (who joined us in May 2006); (3) each of John Barneson, John M. Donnan and Daniel D. Maddox, our three other most highly compensated executive officers (based on total compensation for 2006); and (4) Kerry A. Shiba, our former Vice President and Chief Financial Officer (who resigned effective January 23, 2006). As indicated below and more fully explained in footnote 3, the table below does not reflect earnings under our 2006 Short-Term Incentive Plan.

						Change in
						pension
						value and
						nonqualified
				Non-equity		deferred
Name and principal			Stock	incentive plan		compensation	All other
position	Year	Salary	awards(1)	compensation(2)(3)		earnings(4)	compensation		Total

Jack A. Hockema	2006	$730,000	$1,301,167	$1,649,440	(5)	$8,403	$539,556	(6)(7)(8)(9)	$4,228,566
President, Chief Executive Officer and Chairman of the Board

Joseph P. Bellino	2006	$220,018	$105,500	—	(5)	—	$39,119	(6)(7)(10)	$364,637
Executive Vice President and Chief Financial Officer

John Barneson	2006	$278,750	$337,600	$346,938	(5)	$5,020	$191,942	(6)(7)(8)(11)	$1,160,250
Senior Vice President and Chief Administrative Officer

John M. Donnan	2006	$260,000	$316,500	$104,554	(5)	$(603)	$41,897	(6)(7)(12)	$722,348
Vice President, Secretary and General Counsel

Daniel D. Maddox	2006	$222,917	$318,863	$114,043	(5)	$(256)	$36,971	(6)(7)(13)	$692,538
Vice President and Controller

Kerry A. Shiba	2006	$17,386	—	$253,511	(5)	$884	$433,646	(6)(14)	$705,427
Vice President and Chief Financial Officer

(1)	Reflects the value of restricted stock awards granted to our named executive officers under our Equity Incentive Plan on July 6, 2006 in connection with our emergence from chapter 11 bankruptcy based on the compensation cost of the award with respect to our 2006 fiscal year computed in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, which we refer to as SFAS No. 123-R, but excluding any impact of assumed forfeiture rates. The number of shares of restricted stock received by our named executive officers pursuant to such awards was as follows: Mr. Hockema, 185,000; Mr. Bellino, 15,000; Mr. Barneson, 48,000; Mr. Donnan, 45,000; and Mr. Maddox, 11,334. The table reflects the expense recognized for each named

Management

executive officer (other than Messrs. Maddox and Shiba) for the six-month portion of the three-year vesting period for the restricted stock extending from our emergence date through December 31, 2006, computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates, based on (a) a per share value at emergence of $42.20 and (b) the total number of shares of restricted stock received by the named executive officer. The table reflects the expense recognized for Mr. Maddox computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates, based on (a) a per share value at emergence of $42.20, (b) the total number of shares of restricted stock received by him, (c) the assumptions that his employment will terminate and that his shares of restricted stock will vest on March 31, 2007, and (d) the six- month portion of the assumed nine-month vesting period for his restricted stock extending from our emergence date through December 31, 2006. Mr. Shiba, who resigned effective January 23, 2006, did not receive a restricted stock award.

(2)	Reflects payments under our Chapter 11 Long-Term Incentive Plan, pursuant to which key management employees accrued cash awards based on our attainment of sustained cost reductions above $80 million annually for the four and one-half year period from 2002 through our emergence from chapter 11 bankruptcy on July 6, 2006.

(3)	Does not reflect earnings under our 2006 Short-Term Incentive Plan, pursuant to which key management employees earned cash awards based on the financial and safety performance of our fabricated products business unit, the performance of the particular business unit to which the employee was assigned and individual performance objectives, because earnings under our 2006 Short-Term Incentive Plan are not presently calculable. Amounts earned by Messrs. Hockema, Bellino, Barneson, Donnan and Maddox under our 2006 Short-Term Incentive Plan are expected to be determined in March 2007, at which time they will be disclosed by us in a Current Report on Form 8-K filed with the SEC. As indicated above, although 2006 results are not yet available, based on our results through the third quarter, we currently estimate that the 2006 award multiple will be between 1.5 and 2.5 of the target percentage or award and, accordingly, that individual awards will be between 1.5 and 2.5 times an individual’s incentive target percentage or award, before taking into account any adjustments for individual performance and applicable modifiers. Mr. Shiba, who resigned effective January 23, 2006, did not participate in our 2006 Short-Term Incentive Plan.

(4)	Reflects the aggregate change in actuarial present value of the named executive officer’s accumulated benefit under our Old Pension Plan during 2006 calculated by (a) assuming mortality according to the RP-2000 Combined Health Mortality table published by the Society of Actuaries and (b) applying a discount rate of 5.50% per annum to determine the actuarial present value of the accumulated benefit at December 31, 2005 and a discount rate of 5.75% per annum to determine the actuarial present value of the accumulated benefit at December 31, 2006. Effective December 17, 2003, the PBGC terminated and effectively assumed responsibility for making benefit payments in respect of our Old Pension Plan, whereupon all benefit accruals under the Old Pension Plan ceased and benefits available thereunder to certain salaried employees, including Messrs. Hockema and Barneson, were significantly reduced due to the limitations on benefits payable by the PBGC. Above-market or preferential earnings are not available under our New Restoration Plan, which is our only plan or arrangement pursuant to which compensation may be deferred on a basis that is not tax-qualified, or any of our other benefit plans.

(5)	Reflects amounts paid under our Chapter 11 Long-Term Incentive Plan in 2006. For each of Messrs. Hockema, Barneson, Donnan and Maddox, these amounts represent approximately one-half of the total amounts accrued under our Chapter 11 Long-Term Incentive Plan during the four and one-half year period from 2002 through our emergence from chapter 11 bankruptcy on July 6, 2006; for Mr. Shiba, the amount represents the total amount accrued. The total amounts accrued under our Chapter 11 Long-Term Incentive Plan during the four and one-half year period for Messrs. Hockema, Barneson, Donnan and Maddox were as follows: Mr. Hockema, $3,298,880; Mr. Barneson, $693,876; Mr. Donnan, $208,575; and Mr. Maddox, $227,228.

(footnotes continued on following page)

Management

Individual amounts accrued by year for Messrs. Hockema, Barneson, Donnan and Maddox were as follows: Mr. Hockema, $2,324,557 in 2002 and 2003, $918,818 in 2004, ($240,819) in 2005 and $296,324 in 2006; Mr. Barneson, $466,534 in 2002 and 2003, $214,391 in 2004, ($56,191) in 2005 and $69,142 in 2006; Mr. Donnan, $146,045 in 2002 and 2003, $55,129 in 2004, ($32,109) in 2005 and $39,510 in 2006; and Mr. Maddox, $162,274 in 2002 and 2003, $61,255 in 2004, ($16,055) in 2005 and $19,755 in 2006. Annual awards during this period were approximately 81% of target in 2002 and 2003; 61% of target in 2004; (16%) of target in 2005; and 40% of target in 2006, with an average award of approximately 55% of target over the four and one-half year period. For each of Messrs. Hockema, Barneson, Donnan and Maddox, the 2006 payments under our Chapter 11 Long-Term Incentive Plan were made in August 2006 following our emergence and the remaining portion of the total amount (subject to adjustment in accordance with the terms of the Chapter 11 Long-Term Incentive Plan) will be paid on July 6, 2007 unless he is terminated for cause or voluntarily terminates his employment prior to that date. For Mr. Shiba, pursuant to the terms of a release entered into between him and us in connection with his resignation, the total was paid in early 2006. Mr. Bellino, who joined us in May 2006, did not participate in our Chapter 11 Long-Term Incentive Plan.

(6)	Includes contributions made by us under our Savings Plan, as follows: Mr. Hockema, $22,883; Mr. Barneson, $24,225; Mr. Donnan, $21,133; and Mr. Maddox, $20,240. We did not make contributions under our Savings Plan to Mr. Shiba, who resigned effective January 23, 2006, or Mr. Bellino, who joined us in May 2006.

(7)	Includes contributions made by us under our New Restoration Plan which is intended to restore the benefit of contributions that we would have otherwise paid to participants under our Savings Plan but for limitations imposed by the Internal Revenue Code, as follows: Mr. Hockema, $105,037; Mr. Barneson, $27,873; Mr. Donnan, $9,809; and Mr. Maddox, $5,579. Mr. Shiba, who resigned effective January 23, 2006, and Mr. Bellino, who joined us in May 2006, did not participate in our New Restoration Plan.

(8)	Includes amounts paid to Messrs. Hockema and Barneson under our Chapter 11 Retention Plan in 2006 as follows: Mr. Hockema, $365,000; and Mr. Barneson, $125,000. For each of Messrs. Hockema and Barneson, these amounts represent approximately one-half of the total retention payments withheld from Messrs. Hockema and Barneson under the Chapter 11 Retention Plan. The total amounts withheld from Messrs. Hockema and Barneson were as follows: Mr. Hockema, $730,000; and Mr. Barneson, $250,000. The 2006 payments under our Chapter 11 Retention Plan were made in August 2006 following our emergence from chapter 11 bankruptcy and the remaining portion of the total amount withheld from each of Messrs. Hockema and Barneson will be paid on July 6, 2007 unless he is terminated for cause or voluntarily terminates his employment prior to that date.

(9)	Includes the cost to us of perquisites and other personal benefits for Mr. Hockema as follows: club membership dues, $6,875; legal fees and expenses incurred by Mr. Hockema in connection with the negotiation and consummation of his employment agreement with us, $25,191; and vehicle allowance, $14,570.

(10)	Includes the cost to us of perquisites and other personal benefits for Mr. Bellino as follows: club membership dues, $3,040; housing and other expenses associated with his relocation to California, $27,840; and vehicle allowance, $8,239.

(11)	Includes the cost to us of perquisites and other personal benefits for Mr. Barneson as follows: club membership dues, $4,385; and vehicle allowance, $10,459.

(12)	Includes the cost to us of perquisites and other personal benefits for Mr. Donnan as follows: vehicle allowance, $10,955.

(13)	Includes the cost to us of perquisites and other benefits for Mr. Maddox as follows: vehicle allowance, $11,152.

(14)	Includes $431,777 paid or accrued to Mr. Shiba pursuant to the release entered into between him and us in connection with his resignation (exclusive of amounts earned by him under our Chapter 11 Long-Term Incentive Plan (see Note 4 above) and amounts referred to in the next

Management

sentence). Also includes the cost to us of perquisites and other personal benefits for Mr. Shiba as follows: club membership dues, $1,210; and vehicle allowance, $659.
As reflected in the table above, the salary received by each of our named executive officers as a percentage of their respective total compensation during 2006 was as follows: Mr. Hockema, 17.3%; Mr. Bellino (who joined us in May 2006), 60.3%; Mr. Barneson, 24.0%; Mr. Donnan, 36.0%; Mr. Maddox, 32.2%; and Mr. Shiba (who resigned effective January 23, 2006), 2.5%.
Grants of plan-based awards in 2006
The table below sets forth information regarding grants of plan-based awards made to our named executive officers during 2006.

		Estimated future payouts under			All other stock
		non-equity incentive plan awards(1)			awards: number	Grant date fair
					of shares of	value of stock
		Threshold	Target	Maximum	stock or units(2)	awards(3)
Name	Grant date	($)	($)	($)	(#)	($)

Jack A. Hockema	—	$250,025	$500,050	$1,500,150	—
	7/6/06	—	—	—	185,000	$7,807,000
Joseph P. Bellino	—	$87,500	$175,000	$525,000	—
	7/6/06	—	—	—	15,000	$633,000
John Barneson	—	$63,000	$126,000	$378,000	—
	7/6/06	—	—	—	48,000	$2,025,600
John M. Donnan	—	$58,500	$117,000	$351,000	—
	7/6/06	—	—	—	45,000	$1,899,000
Daniel D. Maddox	—	$37,500	$75,000	$225,000	—
	7/6/06	—	—	—	11,334	$478,295
Kerry A. Shiba	—	—	—	—	—	—

(1)	Reflects the threshold, target and maximum award amounts under our 2006 Short-Term Incentive Plan for our named executive officers. No awards are available below the threshold performance level. Mr. Shiba, who resigned effective January 23, 2006, did not participate in our 2006 Short-Term Incentive Plan. Under our 2006 Short-Term Incentive Plan, participants may receive a cash incentive award between one-half and three times the participant’s target award amount. As indicated above, although 2006 results are not yet available, based on our results through the third quarter, we currently estimate that the 2006 award multiple will be between 1.5 and 2.5 of the target percentage or award and, accordingly, that individual awards will be between 1.5 and 2.5 times an individual’s incentive target percentage or award, before taking into account any adjustments for individual performance and applicable modifiers.

(2)	Reflects the number of shares of restricted stock received by our named executive officers pursuant to awards granted under our Equity Incentive Plan on July 6, 2006 in connection with our emergence from chapter 11 bankruptcy. The restrictions on all such shares will lapse on July 6, 2009 or earlier if the named executive officer’s employment terminates as a result of death or disability, the named executive officer’s employment is terminated by us without cause, the named executive officer’s employment is voluntarily terminated by him for good reason or if there is a change in control or, in the case of Mr. Maddox, his employment is terminated (other than by us for cause) upon the conclusion of his employment agreement. Mr. Shiba, who resigned effective January 23, 2006, did not receive a restricted stock award.

(footnotes continued on following page)

Management

(3)	The grant date fair value of the restricted stock awards reflected in this table is computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates, based on (a) a per share value at our emergence from chapter 11 bankruptcy of $42.20 and (b) the total number of shares of restricted stock awarded.
Employment-related agreements and certain employee benefit plans
Employment agreement with Jack A. Hockema
On July 6, 2006, in connection with our emergence from chapter 11 bankruptcy, we entered into an employment agreement with Jack A. Hockema, pursuant to which Mr. Hockema continued his duties as our President and Chief Executive Officer. Under the terms of his employment agreement, Mr. Hockema’s initial base salary is $730,000 and his annual short-term incentive target under our 2006 Short-Term Incentive Plan is equal to 68.5% of his base salary. The short-term incentive is payable in cash, but is subject to both our meeting the applicable underlying performance thresholds and an annual cap of three times the target. If Mr. Hockema’s employment terminates other than on a date which is the last day of a fiscal year, then his annual short-term incentive target with respect to the fiscal year in which his employment terminates will be prorated for the actual number of days of employment during such fiscal year, and such amount will be paid to Mr. Hockema or his estate unless his employment was terminated by us for cause or was voluntarily terminated by him without good reason. Under the employment agreement, Mr. Hockema received a grant of 185,000 shares of restricted stock on July 6, 2006 under our Equity Incentive Plan; the restrictions on all such shares will lapse on July 6, 2009 or earlier if his employment is terminated as a result of his death, disability or retirement, his employment is terminated by us without cause or his employment is voluntarily terminated by him with good reason, or if there is a change in control. Starting in 2007, he will be entitled to receive annual equity awards (such as restricted stock, stock options or performance shares) with a target cash economic value of 165% of his base salary; the terms of all equity grants to Mr. Hockema will be similar to the terms of equity grants made to other senior executives at the time they are made, except that the grants must provide for full vesting at retirement and pro rata vesting upon any other termination of his employment except termination by us for cause or voluntary termination by him without good reason. The initial term of his employment agreement is five years and it will be automatically renewed and extended for one-year periods unless either party provides notice one year prior to the end of the initial term or any extension period. Mr. Hockema also participates in the various benefit plans for salaried employees.
Under Mr. Hockema’s employment agreement, following any termination of his employment, we must pay or provide to Mr. Hockema or his estate:

•	base salary earned through the date of such termination;

•	except in the case of a termination by us for cause or by him other than for good reason, earned but unpaid incentive awards;

•	accrued but unpaid vacation;

•	benefits under our employment benefit plans to the extent vested and not forfeited on the date of such termination; and

•	benefit continuation and conversion rights to the extent provided under our employment benefit plans.

In addition, if Mr. Hockema’s employment is terminated as a result of his death or disability, all of his outstanding equity awards will vest in accordance with their terms, subject to the provisions described above, and all of his vested but unexercised grants will remain exercisable through the second anniversary of such termination. If Mr. Hockema’s employment is terminated by us for cause or is

Management

voluntarily terminated by him without good reason, all of his unvested equity grants will be forfeited and all of his vested but unexercised equity grants will be forfeited on the date that is 90 days following such termination. If Mr. Hockema’s employment is terminated by us without cause or is voluntarily terminated by him with good reason, in addition to the payment of his accrued benefits as described above, (1) we will make a lump-sum payment to Mr. Hockema in an amount equal to two times the sum of his base salary and annual short-term incentive target, (2) his medical, dental, vision, life insurance and disability benefits, which we refer to as welfare benefits, will continue for two years commencing on the date of such termination, and (3) all of his outstanding equity awards will vest in accordance with their terms, subject to the provisions described above, and all of his vested but unexercised grants will remain exercisable through the second anniversary of such termination.
If there is a change in control of our company, all of Mr. Hockema’s equity awards outstanding as of the date of such change in control will fully vest. If Mr. Hockema’s employment is terminated by us without cause or is voluntarily terminated by him with good reason within two years following a change in control, in addition to the payments of his accrued benefits as described above, (1) we will make a lump-sum payment to Mr. Hockema in an amount equal to three times the sum of his base salary and annual short-term incentive target, (2) his welfare benefits will continue for three years commencing on the date of such termination, and (3) all previously unvested equity grants will become exercisable and vested but unexercisable grants will remain exercisable through the second anniversary of such termination. If any payments to Mr. Hockema would be subject to federal excise tax by reason of being considered contingent on a change in control, we must pay to Mr. Hockema an additional amount such that, after satisfaction of all tax obligations imposed on such payments, Mr. Hockema retains an amount equal to such federal excise tax.
Mr. Hockema will be subject to noncompetition, nonsolicitation and confidentiality restrictions following his termination of employment.
For quantitative disclosure regarding estimated payments and other benefits that would have been received by Mr. Hockema or his estate if his employment had terminated on December 29, 2006, the last business day of 2006, under various circumstances, see “ — Potential payments and benefits upon termination of employment.”
Employment agreement with Joseph P. Bellino
On July 6, 2006, in connection with our emergence from chapter 11 bankruptcy, we entered into an employment agreement with Joseph P. Bellino, pursuant to which Mr. Bellino continued his duties as our Executive Vice President and Chief Financial Officer. The agreement supersedes an employment agreement with Mr. Bellino that was entered into when he joined us in May 2006. Under the terms of his employment agreement, Mr. Bellino’s initial base salary is $350,000 and his annual short-term incentive target under our 2006 Short-Term Incentive Plan is equal to 50% of his base salary. The short-term incentive is payable in cash, but is subject to both our meeting the applicable underlying performance thresholds and an annual cap of three times the target. If Mr. Bellino’s employment terminates other than on a date which is the last day of a fiscal year, then his annual short-term incentive target with respect to the fiscal year in which his employment terminates will be prorated for the actual number of days of employment during such fiscal year, and such amount will be paid to Mr. Bellino or his estate unless his employment was terminated by us for cause or was voluntarily terminated by him without good reason. Under the employment agreement, Mr. Bellino received an initial grant of 15,000 shares of restricted stock on July 6, 2006 under our Equity Incentive Plan; the restrictions on all such shares will lapse on July 6, 2009 or earlier if his employment is terminated as a result of his death, disability or retirement, his employment is terminated by us without cause or his employment is voluntarily terminated by him with good reason, or if there is a change in control. Starting in 2007, he will be entitled to receive annual equity awards (such as restricted stock, stock

Management

options or performance shares) with a target cash economic value of $450,000; the terms of all equity grants will be similar to the terms of equity grants made to other senior executives at the time they are made. The initial term of his employment agreement is through May 15, 2009 and will be automatically renewed and extended for one-year periods unless either party provides notice one year prior to the end of the initial term or any extension period. Mr. Bellino also participates in the various benefit plans for salaried employees.
Under Mr. Bellino’s employment agreement, following any termination of his employment, we must pay or provide to Mr. Bellino or his estate:

•	base salary earned through the date of such termination;

•	except in the case of a termination by us for cause or by him other than for good reason, earned but unpaid incentive awards;

•	accrued but unpaid vacation;

•	benefits under our employment benefit plans to the extent vested and not forfeited on the date of such termination; and

•	benefit continuation and conversion rights to the extent provided under our employment benefit plans.

In addition, if Mr. Bellino’s employment is terminated as a result of his death or disability, all of his outstanding equity awards will vest in accordance with their terms, subject to the provisions described above, and all of his vested but unexercised grants will remain exercisable through the second anniversary of such termination. If Mr. Bellino’s employment is terminated by us for cause or is voluntarily terminated by him without good reason, all of his unvested equity grants will be forfeited and all of his vested but unexercised equity grants will be forfeited on the date that is 90 days following such termination. If Mr. Bellino’s employment is terminated by us without cause or is voluntarily terminated by him with good reason, in addition to the payment of his accrued benefits as described above, (1) we will make a lump-sum payment to Mr. Bellino in an amount equal to two times the sum of his base salary and annual short-term incentive target, (2) his welfare benefits will continue for two years commencing on the date of such termination, and (3) all of his outstanding equity awards will vest in accordance with their terms, subject to the provisions described above, and all of his vested but unexercised grants will remain exercisable through the second anniversary of such termination.
If there is a change in control of our company, all of Mr. Bellino’s equity awards outstanding as of the date of such change in control will fully vest. If Mr. Bellino’s employment is terminated by us without cause or is voluntarily terminated by him with good reason within two years following a change in control, in addition to the payments of his accrued benefits as described above, (1) we will make a lump-sum payment to Mr. Bellino in an amount equal to three times the sum of his base salary and annual short-term incentive target, (2) his welfare benefits will continue for three years commencing on the date of such termination, and (3) all previously unvested equity grants will become exercisable and vested but unexercisable grants will remain exercisable through the second anniversary of such termination. If any payments to Mr. Bellino would be subject to federal excise tax by reason of being considered contingent on a change in control, we must pay to Mr. Bellino an additional amount such that, after satisfaction of all tax obligations imposed on such payments, Mr. Bellino retains an amount equal to such federal excise tax.
Mr. Bellino will be subject to noncompetition, nonsolicitation and confidentiality restrictions following his termination of employment.
For quantitative disclosure regarding estimated payments and other benefits that would have been received by Mr. Bellino or his estate if his employment had terminated on December 29, 2006, the last

Management

business day of 2006, under various circumstances, see “ — Potential payments and benefits upon termination of employment.”
Employment agreement with Daniel D. Maddox
On July 6, 2006, in connection with our emergence from chapter 11 bankruptcy, we entered into an employment agreement with Daniel D. Maddox, pursuant to which Mr. Maddox continued his duties as our Vice President and Controller. Under the terms of his employment agreement, Mr. Maddox’s initial base salary is $225,000 and his annual short-term incentive target under our 2006 Short-Term Incentive Plan is equal to $75,000, subject to being prorated for partial years. The short-term incentive is payable in cash, but is subject to our meeting the applicable underlying performance thresholds. Under the employment agreement, Mr. Maddox received an initial grant of 11,334 shares of restricted stock on July 6, 2006 under our Equity Incentive Plan; the terms of the restricted stock grant to Mr. Maddox are similar to the terms of restricted stock grants made to other senior executives on July 6, 2006. The term of his employment agreement continues until the earlier of a mutually agreed upon termination date and March 31, 2007. If Mr. Maddox’s employment is terminated (other than by death or disability or by us for cause) upon the conclusion of this agreement, he will receive benefits under his Change in Control Agreement as if both a change in control had occurred prior to his departure and he was terminating his employment for good reason. In addition, if Mr. Maddox’s employment is terminated (other than by us for cause) upon the conclusion of this agreement, the restrictions on his 11,334 shares of restricted stock will lapse. Mr. Maddox also participates in the various retirement and benefit plans for salaried employees.
For quantitative disclosure regarding payments and other benefits that would have been received by Mr. Maddox or his estate if his employment had terminated on December 29, 2006, the last business day of 2006, under various circumstances, see “— Potential payments and benefits upon termination of employment.”
Severance Plan
Effective September 3, 2002, in connection with the commencement of our chapter 11 bankruptcy and the implementation of the Chapter 11 KERP, we adopted our Severance Plan to provide selected executive officers, including Messrs. Hockema, Barneson, Donnan, Maddox and Shiba, and other key employees with appropriate protection in the event of certain terminations of employment and entered into severance agreements with plan participants. Mr. Hockema’s employment agreement discussed above replaces his participation in the Severance Plan and supersedes his severance agreement. Mr. Shiba’s resignation effective January 23, 2006 did not trigger rights under the Severance Plan or his severance agreement. The Severance Plan and related severance agreements terminate on July 6, 2007.
Our Severance Plan provides for payment of a severance benefit and continuation of welfare benefits upon termination of employment in certain circumstances. Participants are eligible for the severance payment and continuation of welfare benefits in the event the participant’s employment is terminated without cause or the participant terminates his or her employment with good reason. The severance payment and continuation of welfare benefits are not available if:

•	the participant receives severance compensation or welfare benefit continuation pursuant to a Change in Control Agreement (described below);

•	the participant’s employment is terminated other than by us without cause or by the participant for good reason; or

•	the participant declines to sign, or subsequently revokes, a designated form of release.

Management

In consideration for the severance payment and continuation of welfare benefits, a participant will be subject to noncompetition, nonsolicitation and confidentiality restrictions following the participant’s termination of employment.
The severance payment payable under the Severance Plan to Messrs. Barneson, Donnan and Maddox consists of a lump-sum cash payment equal to two times (for Mr. Barneson) or one time (for Messrs. Donnan and Maddox) their base salaries. In addition, welfare benefits are continued for a period of two years (for Mr. Barneson) or one year (for Messrs. Donnan and Maddox) following termination of employment.
For quantitative disclosure regarding estimated payments and other benefits that would have been received by each of Messrs. Barneson, Donnan and Maddox or his estate if his employment had terminated on December 29, 2006, the last business day of 2006, under various circumstances, see “ — Potential payments and benefits upon termination of employment.”
Change in control severance agreements
In 2002, in connection with the commencement of our chapter 11 bankruptcy and the implementation of the Chapter 11 KERP, we also entered into Change in Control Agreements with certain key executives, including Messrs. Hockema, Barneson, Donnan, Maddox and Shiba, in order to provide them with appropriate protection in the event of a termination of employment in connection with a change in control or, except as otherwise provided, a significant restructuring. Mr. Hockema’s employment agreement discussed above supersedes his Change in Control Agreement. Mr. Shiba’s resignation effective January 23, 2006 did not trigger rights under his Change in Control Agreement. The Change in Control Agreements terminate on the second anniversary of a change in control.
The Change in Control Agreements provide for severance payments and continuation of welfare benefits upon termination of employment in certain circumstances. The participants are eligible for severance benefits if their employment is terminated by us without cause or by the participant with good reason during a period that commences 90 days prior to the change in control and ends on the second anniversary of the change in control. Participants (including Messrs. Donnan and Maddox but excluding Mr. Barneson) also are eligible for severance benefits if their employment is terminated by us due to a significant restructuring even when there has been no change in control. These benefits are not available if:

•	the participant receives severance compensation or welfare benefit continuation pursuant to the Severance Plan or any other prior agreement;

•	the participant’s employment is terminated other than by us without cause or by the participant for good reason; or

•	the participant declines to sign, or subsequently revokes, a designated form of release.

In consideration for the severance payment and continuation of benefits, a participant will be subject to noncompetition, nonsolicitation and confidentiality restrictions following his or her termination of employment with us.
Upon a qualifying termination of employment, each of Messrs. Barneson, Donnan and Maddox are entitled to receive the following:

•	three times (for Mr. Barneson) or two times (for Messrs. Donnan and Maddox) the sum of his base pay and most recent short-term incentive target;

•	a pro-rated portion of his short-term incentive target for the year of termination; and

Management

•	a pro-rated portion of his long-term incentive target in effect for the year of his termination, provided that such target was achieved.
In addition, welfare benefits and perquisites are continued for a period of three years (for Mr. Barneson) or two years (for Messrs. Donnan and Maddox) after termination of employment with us.
In general, if any payments would be subject to federal excise tax or any similar state or local tax by reason of being considered contingent on a change in control, the participant will be entitled to receive an additional amount such that, after satisfaction of all tax obligations imposed on such payments, the participant retains an amount equal to the federal excise tax or similar state or local tax imposed on such payments. However, if no such federal excise tax or similar state or local tax would apply if the aggregate payments were reduced by 5%, then the aggregate payments to the participant will be reduced by the amount necessary to avoid application of such federal excise tax or similar state or local tax.
For quantitative disclosure regarding estimated payments and other benefits that would have been received by each of Messrs. Barneson, Donnan and Maddox or his estate if his employment had terminated on December 29, 2006, the last business day of 2006, under various circumstances, see “ — Potential payments and benefits upon termination of employment.”
Release with Kerry A. Shiba
Kerry A. Shiba resigned as our Vice President and Chief Financial Officer effective January 23, 2006. In connection with his resignation, we entered into a release with Mr. Shiba. Pursuant to the terms of the release, in lieu of all benefits to which Mr. Shiba might otherwise be entitled and in consideration of his satisfaction of certain post-termination obligations, Mr. Shiba received payments of $687,157 in the aggregate, including payments of his earned awards under our Chapter 11 Long-Term Incentive Plan, his earned short-term incentive award for 2005 and his accrued unpaid vacation, payments of COBRA premiums for his medical and dental coverage and payments in respect of certain perquisites. The release also provides for a mutual release and subjects Mr. Shiba to certain noncompetition, nondisclosure and nonsolicitation obligations.
Equity Incentive Plan
On July 6, 2006, upon our emergence from chapter 11 bankruptcy and the implementation of our plan of reorganization, our Equity Incentive Plan became effective. The Equity Incentive Plan is an omnibus plan that facilitates the issuance of future long-term incentive awards as part of our comprehensive compensation structure and is administered by a committee of non-employee directors of our board of directors, currently the compensation committee.
Our officers and other key employees, as selected by the compensation committee are eligible to participate in the Equity Incentive Plan. As of December 31, 2006, approximately 40 officers and other key employees had been selected by the compensation committee to receive awards under the Equity Incentive Plan. Our non-employee directors also participate in the Equity Incentive Plan.
Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants under the Equity Incentive Plan, a maximum of 2,222,222 shares of common stock may be issued under the Equity Incentive Plan, of which 525,660 shares have been issued to our directors, officers and key employees and were outstanding as of December 31, 2006.
Our Equity Incentive Plan permits the granting of awards in the form of options to purchase our common stock, stock appreciation rights, shares of restricted stock, restricted stock units, performance shares, performance units and other awards.

Management

The Equity Incentive Plan will expire on July 6, 2016. No grants will be made under the Equity Incentive Plan after that date, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of the Equity Incentive Plan.
Our board of directors may, in its discretion, terminate the Equity Incentive Plan at any time. The termination of the Equity Incentive Plan would not affect the rights of participants or their successors under any awards outstanding and not exercised in full on the date of termination.
The compensation committee may at any time and from time to time amend the Equity Incentive Plan in whole or in part. Any amendment which must be approved by our stockholders in order to comply with applicable law or the rules of the principal securities exchange, association or quotation system on which our common stock is then traded or quoted will not be effective unless and until such approval has been obtained. The compensation committee will not, without the further approval of the stockholders, authorize the amendment of any outstanding option or appreciation right to reduce the exercise price or base price. Furthermore, no option will be cancelled and replaced with awards having a lower exercise price without further approval of the stockholders.
During 2006, we granted restricted stock awards to various officers (including our named executive officers), key employees and directors under our Equity Incentive Plan. Under these awards, each participant received shares of our common stock that are subject to certain transfer restrictions and risk of forfeiture. Prior to the restrictions thereon lapsing, the participant may not sell, transfer, pledge, assign or take any similar action with respect to the shares of restricted stock which the participant owns. Once the restrictions lapse with respect to shares of restricted stock, the participant owning such shares will hold freely-transferable shares, subject only to any restrictions on transfer contained in our certificate of incorporation, bylaws and insider trading policies, as well as any applicable federal or state securities laws. Despite the restrictions, each participant will have full voting rights and will receive any dividends or other distributions, if any, with respect to the shares of restricted stock which the participant owns.
The restrictions on the restricted stock granted to our named executive officers and non-employee directors will lapse on July 6, 2009 and August 1, 2007, respectively. However, the restrictions will lapse immediately upon a change in control, upon the participant’s death or disability if the participant was still employed by us or serving as one of our directors at such time or, in the case of Messrs. Hockema and Bellino, upon his retirement. Further, the restrictions on the restricted stock granted to our employees will lapse if the participant’s employment is terminated by us without cause or by the participant for good reason. If the participant’s employment or service as a director should terminate for any reason other than those described above, the participant will forfeit his or her restricted stock award, unless the board of directors determines all or any portion of the restricted stock grant held by the participant will vest. In addition, under Mr. Maddox’s employment agreement, the restrictions on his restricted stock will lapse upon the termination of his employment (other than by us for cause) at the conclusion of his employment agreement.
Chapter 11 Long-Term Incentive Plan
During 2002, in connection with the commencement of our chapter 11 bankruptcy and the implementation of the Chapter 11 KERP, we adopted our Chapter 11 Long-Term Incentive Plan, pursuant to which key management employees, including Messrs. Hockema, Barneson, Donnan, Maddox and Shiba, became eligible to receive an annual cash award based on our attainment of sustained cost reductions above $80 million annually for the period 2002 through our emergence from chapter 11 bankruptcy on July 6, 2006. Under the Chapter 11 Long-Term Incentive Plan, 15% of cost reductions above the stipulated threshold were placed in a pool to be shared by participants based on the percentage their individual targets comprised of the aggregate target for all participants. Annual awards during this period ranged between approximately (16%) to 81% of target, with an average

Management

award of approximately 55% of target over the four and one-half year period. In general, approximately one-half of the award payable under the Chapter 11 Long-Term Incentive Plan was paid to participants in August 2006 and the remaining portion of the award will be paid to participants on July 6, 2007, unless the participant’s employment is terminated by us for cause or is voluntarily terminated by such participant (other than at normal retirement) prior to that date. The July 6, 2007 payments are subject to adjustment up or down to the extent that there are fewer participants at such time or there is a change in the size of the cost reduction pool prior to such time. Pursuant to the terms of a release entered into between Mr. Shiba and us in connection with his resignation, all amounts earned by Mr. Shiba under the Chapter 11 Long-Term Incentive Plan were paid to him in early 2006.
2006 Short-Term Incentive Plan
On July 6, 2006, upon our emergence from chapter 11 bankruptcy, our compensation committee approved our 2006 Short-Term Incentive Plan for key managers. Incentive awards under the 2006 Short-Term Incentive Plan are based upon:

•	the fabricated products business unit’s EBITDA;

•	the fabricated products business unit’s safety performance as measured by total case incident rate;

•	performance of the particular business to which a participant is assigned; and

•	individual performance objectives.

Under the 2006 Short-Term Incentive Plan, a participant may receive an incentive award between zero to three times the individual’s target amount.
Under the 2006 Short-Term Incentive Plan, in general, any participant who voluntarily terminated his or her employment (other than for good reason) or who was terminated by us for cause prior to December 31, 2006 forfeited his or her award. A participant will be entitled to a pro-rated award under the 2006 Short-Term Incentive Plan if his or her employment terminated during 2006 but prior to December 31, 2006 and his or her employment was terminated as a result of death, disability, normal retirement or full early retirement (position elimination), was involuntarily terminated by us other than for cause or was terminated by the participant for good reason. A participant will be entitled to the full payment of his or her award if his or her employment terminated on or after December 31, 2006, unless such termination was by us for cause, in which case he or she would forfeit the award.
Savings Plan
We sponsor a tax-qualified profit sharing and 401(k) plan, our Savings Plan, in which eligible salaried employees may participate. Pursuant to the Savings Plan, employees may elect to reduce their current annual compensation up to the lesser of 75% or the statutorily prescribed limit of $15,500 in calendar year 2007 (plus up to an additional $5,000 in the form of “catch-up” contributions for participants near retirement age), and have the amount of any reduction contributed to the Savings Plan. Our Savings Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code, so that contributions by us or our employees to the Savings Plan and income earned on contributions are not taxable to employees until withdrawn from the Savings Plan and so that contributions will be deductible by us when made. We match 100% of the amount an employee contributes to the Savings Plan, subject to a 4% maximum based on the employee’s compensation as defined in the Savings Plan.

Management

Employees are immediately vested 100% in our matching contributions to our Savings Plan. We also make annual fixed-rate contributions on behalf of our employees in the following amounts:

•	For our employees who were employed with us on or before January 1, 2004, we contribute in a range from 2% to 10% of the employee’s compensation, based upon the sum of the employee’s age and years of continuous service as of January 1, 2004; and

•	For our employees who were first employed with us after January 1, 2004, we contribute 2% of the employee’s compensation.

An employee is required to be employed on the last day of the year in order to receive the fixed-rate contribution. Employees are vested 100% in our fixed-rate contributions to the Savings Plan after five years of service. The total amount of elective, matching and fixed-rate contributions in any year cannot exceed the lesser of 100% of an employee’s compensation or $45,000 in 2007 (adjusted annually). We may amend or terminate these matching and fixed-rate contributions at any time by an appropriate amendment to our Savings Plan. The independent trustee of the Savings Plan invests the assets of the Savings Plan as directed by participants.
Chapter 11 Retention Plan
Effective September 3, 2002, in connection with the commencement of our chapter 11 bankruptcy and the implementation of the Chapter 11 KERP, we adopted the Chapter 11 Retention Plan and entered into retention agreements with selected key employees, including Messrs. Hockema, Barneson, Donnan, Maddox and Shiba. In general, awards payable under the Chapter 11 Retention Plan vested, as applicable, on September 30, 2002, March 31, 2003, September 30, 2003 and March 31, 2004. The Chapter 11 Retention Plan was not extended beyond March 2004. Except with respect to payments of the withheld amounts (as described below) to Messrs. Hockema and Barneson, no payments were made after March 31, 2004 and no further payments are payable under the Chapter 11 Retention Plan.
For Messrs. Hockema and Barneson, $730,000 and $250,000, respectively, of accrued awards payable under the Chapter 11 Retention Plan were withheld for subsequent payment. One-half of such withheld amount was paid in a lump sum in August 2006 upon our emergence from chapter 11 bankruptcy and one-half is payable in a lump sum on July 6, 2007 unless the named executive officer’s employment is terminated by us for cause or is voluntarily terminated by such named executive officer prior to that date.

Management

Outstanding equity awards at December 31, 2006
The table below sets for the information regarding restricted stock awards held by our named executive officers as of December 31, 2006.

	Stock Awards

	Number of shares or units of	Market value of shares or units of
	stock that have not vested(1)	stock that have not vested(2)
Name	(#)	($)

Jack A. Hockema	185,000	$10,356,300

Joseph P. Bellino	15,000	$839,700

John Barneson	48,000	$2,687,040

John M. Donnan	45,000	$2,519,100

Daniel D. Maddox	11,334	$634,477

Kerry A. Shiba	—	—

(1)	Reflects the number of shares of restricted stock received by our named executive officers pursuant to awards granted under our Equity Incentive Plan on July 6, 2006 in connection with our emergence from chapter 11 bankruptcy. The restrictions on all such shares will lapse on July 6, 2009 or earlier if the named executive officer’s employment terminates as a result of death or disability (or, in the case of Messrs. Hockema and Bellino, retirement), the named executive officer’s employment is terminated by us without cause, the named executive officer’s employment is voluntarily terminated by him for good reason or if there is a change in control or, in the case of Mr. Maddox, his employment is terminated (other than by us for cause) upon the conclusion of his employment agreement. Mr. Shiba, who resigned effective January 23, 2006, did not receive a restricted stock award.

(2)	Reflects the aggregate market value of the shares of restricted stock determined based on a per share price of $55.98, the reported closing price for our common stock on the Nasdaq Global Market on December 29, 2006, which was the last trading day of 2006.

Management

Pension benefits as of December 31, 2006
The table below sets forth information regarding the present value as of December 31, 2006 of the accumulated benefits of our named executive officers (other than Mr. Bellino) under our Old Pension Plan. As discussed further below, our Old Pension Plan was terminated on December 17, 2003, at which time the number of years of credited service for participants was frozen. Mr. Bellino joined us in May 2006 and did not participate in the Old Pension Plan prior to its termination.

			Present value of
		Number of years	accumulated
		credited service	benefit(1)
Name	Plan name	(#)	($)

Jack A. Hockema	Kaiser Aluminum Salaried
	Employees Retirement Plan	11.92	$293,262

John Barneson	Kaiser Aluminum Salaried
	Employees Retirement Plan	28.83	$269,372

John M. Donnan	Kaiser Aluminum Salaried
	Employees Retirement Plan	10.25	$129,390

Daniel D. Maddox	Kaiser Aluminum Salaried
	Employees Retirement Plan	7.58	$94,867

Kerry A. Shiba	Kaiser Aluminum Salaried
	Employees Retirement Plan	5.58	$91,016

(1)	Reflects the actuarial present value of the named executive officer’s accumulated benefit under our Old Pension Plan at December 31, 2006 determined (a) assuming mortality according to the RP-2000 Combined Health Mortality Table published by the Society of Actuaries and (b) applying a discount rate of 5.75% per annum.
The Old Pension Plan previously maintained by us was a qualified, defined-benefit retirement plan for our salaried employees who met certain eligibility requirements. Effective December 17, 2003, the PBGC terminated and effectively assumed responsibility for making benefit payments in respect of the Old Pension Plan. As a result of the termination, all benefit accruals under the Old Pension Plan were terminated and benefits available to certain executive officers, including Messrs. Hockema and Barneson, were significantly reduced due to the limitation on benefits payable by the PBGC. Benefits payable to participants will be reduced to a maximum of $34,742 annually for retirement at age 62, a lower amount for retirement prior to age 62, and a higher amount for retirements after age 62, up to $43,977 at age 65, and participants will not accrue additional benefits. In addition, the PBGC will not make lump-sum payments to participants.

Management

Nonqualified deferred compensation for 2006
The table below sets forth, for each of our named executive officers, information regarding his participation in our New Restoration Plan during 2006.

	Registrant	Aggregate	Aggregate
	contributions	earnings in	balance at
Name	in last FY(1)	last FY(2)	last FYE(3)

Jack A. Hockema	$105,037	$26,051	$1,095,806

Joseph P. Bellino	—	—	—

John Barneson	$27,873	$19,102	$934,341

John M. Donnan	$9,809	$7,359	$72,018

Daniel D. Maddox	$5,579	$1,144	$48,140

Kerry A. Shiba	—	—	—

(1)	In each case, 100% of such amount is included in the “All Other Compensation” column of the summary compensation table above. See “—Summary Compensation table for 2006.”

(2)	Amounts included in this column do not include above-market or preferential earnings (of which there were none) and, accordingly, such amount is not included in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the summary compensation table above. See “—Summary Compensation table for 2006.”

(3)	Includes amounts accrued under the Old Restoration Plan and transferred to accounts under the New Restoration Plan upon its adoption in connection with our emergence from chapter 11 bankruptcy, as follows: Mr. Hockema, $964,718; Mr. Barneson, $887,366; Mr. Donnan, $54,851; and Mr. Maddox, $41,416. Mr. Shiba, who resigned effective January 23, 2006, did not participate in the New Restoration Plan and, accordingly, the amount of benefits accrued to him under the Old Restoration Plan was not transferred to the New Restoration Plan. Mr. Bellino, who joined us in May 2006, did not participate in the New Restoration Plan in 2006.

The New Restoration Plan is a plan we sponsor in which a select group of our management and highly compensated employees may participate. Eligibility to participate in our New Restoration Plan is determined by the compensation committee, which currently administers the New Restoration Plan. The purpose of our New Restoration Plan is to restore the benefit of matching and fixed-rate contributions that we would have otherwise paid to participants under our Savings Plan but for the limitations on benefit accruals and payments imposed by the Internal Revenue Code. We maintain an account on behalf of each participant in the New Restoration Plan and contributions to a participant’s New Restoration Plan account to restore benefits under the Savings Plan are made generally in the manner described below:

•	If our matching contributions to a participant under the Savings Plan are limited in any year, we will make an annual contribution to that participant’s account under the New Restoration Plan equal to the difference between:

-	the matching contributions that we could have made to that participant’s account under the Savings Plan if the Internal Revenue Code did not impose any limitations; and

-	the maximum contribution we could in fact make to that participant’s account under the Savings Plan in light of the limitations imposed by the Internal Revenue Code.

Management

A participant is required to be making elective contributions under our Savings Plan on the first day of the year in order to receive a matching contribution from us under our New Restoration Plan for that year. However, matching contributions under the New Restoration Plan are calculated as though the participant elected to make the maximum permissible elective contributions under the Savings Plan sufficient to receive the maximum matching contribution from us under the Savings Plan, without regard for the participant’s actual elective contributions. Participants are immediately vested 100% in our matching contributions to the New Restoration Plan.

•	Annual fixed-rate contributions to the participant’s account under the New Restoration Plan are made in an amount equal to between 2% and 10% of the participant’s excess compensation, as defined in Section 401(a)(17) of the Internal Revenue Code. The actual fixed-rate contribution percentage is determined based upon the sum of the participant’s age and years of continuous service as of January 1, 2004. If a participant is first employed with us after January 1, 2004, the fixed-rate contribution percentage is 2%. A participant is required to be employed on the last day of the year in order to receive the fixed-rate contribution. Further, to the extent that fixed-rate contributions to a participant under our Savings Plan on compensation that is not excess compensation, as defined in Internal Revenue Code Section 401(a)(17), cannot be made under the Savings Plan due to Internal Revenue Code limitations, such fixed-rate contributions will be made to such participant’s account under our New Restoration Plan. Participants are vested 100% in our fixed-rate contributions to our New Restoration Plan after five years of service or upon retirement, death, disability or a change of control.

A participant is entitled to distributions six months following his or her termination of service, except that any participant who is terminated for cause will forfeit the entire amount of matching and fixed-rate contributions made by us to that participant’s account under the New Restoration Plan.
The Restoration Plan was deemed effective as of May 1, 2005, the date on which the accrual of benefits under the Old Restoration Plan was terminated. The lump-sum actuarial equivalent amount of the benefit accrued to a participant under the Old Restoration Plan has been transferred to such participant’s account under the New Restoration Plan.
We may amend or terminate these matching and fixed-rate contributions at any time by an appropriate amendment to our New Restoration Plan. The value of each participant’s account under our New Restoration Plan changes based upon the performance of the funds designated by the participant from a menu of various money market and investment funds.

Management

Potential payments and benefits upon termination of employment
This section sets forth for each named executive officer (other than Mr. Shiba) quantitative disclosure regarding estimated payments and other benefits that would have been received by the named executive officer or his estate if his employment had terminated on December 29, 2006, the last business day of 2006, under the following circumstances:

•	voluntary termination by the named executive officer;

•	termination by us for cause;

•	termination by us without cause or by the named executive officer with good reason;

•	termination by us without cause or by the named executive officer with good reason following a change in control;

•	termination at normal retirement;

•	termination as a result of disability; or

•	termination as a result of death.

Mr. Shiba, who resigned effective January 23, 2006, was not serving as one of our executive officers at the end of 2006 and, in lieu of all benefits to which Mr. Shiba might otherwise have been entitled and in consideration of his satisfaction of certain post-termination obligations, Mr. Shiba received payments in accordance with the terms of the release entered into by him and us in connection with his resignation. See “Employment-related agreements and certain employee benefit plans — Release with Kerry A. Shiba” for a more detailed discussion of such payments.

Management

JACK A. HOCKEMA

	Circumstances of Termination

					Termination
					by us without
			Termination		cause or by
			by us without		the named
			cause or by		executive
	Voluntary		the named		officer with
	termination		executive		good reason
	by named	Termination	officer with		following a		Normal
Payments and benefits	executive officer	by us for cause	good reason		change in control		retirement	Disability		Death

Payment of earned but unpaid:
Base salary(1)	—	—	—		—		—	—		—
Long-term incentive(2)	—	—	$1,649,440		$1,649,440		$1,649,440	$1,649,440		$1,649,440
Short-term incentive(3)	—	—	$497,310		$497,310		$497,310	$497,310		$497,310
Retention payment(4)	—	—	$365,000		$365,000		$365,000	$365,000		$365,000
Vacation(5)	$56,154	$56,154	$56,154		$56,154		$56,154	$56,154		$56,154
Other benefits:
Lump-sum payment	—	—	$2,460,100	(6)	$3,690,150	(7)	—	—		—
Healthcare benefits	—	—	$29,880	(8)	$45,474	(8)	—	—		—
Disability benefits	—	—	$13,450	(9)	$18,212	(9)	—	$710,856	(10)	—
Life insurance	—	—	—	(11)	—	(11)	—	—		$50,000	(12)
Perquisites and other personal benefits	—	—	—		—		—	—		—
Tax gross-up(13)	—	—	—		$4,393,426		—	—		—
Acceleration of stock awards:
Market value of stock vesting on termination(14)	—	—	$10,356,300		$10,356,300		$10,356,300	$10,356,300		$10,356,300
Distribution of New Restoration Plan balance:
Amount of distribution (15)	$1,095,806	$—	$1,095,806		$1,095,806		$1,095,806	$1, 095,806		$1,095,806

Total	$1,151,960	$56,154	$16,523,440		$22,167,272		$14,020,010	$14,730,866		$14,070,010

(1)	Assumes that there is no earned but unpaid base salary at the time of termination.

(2)	Under our Chapter 11 Long-Term Incentive Plan, we must pay Mr. Hockema or his estate the remaining portion of the total amount accrued by Mr. Hockema thereunder on July 6, 2007 unless he is terminated by us for cause or he voluntarily terminates his employment (other than at normal retirement) prior to that date. The $1,649,440 amount reflected in the table is based on computations made in connection with the 2006 payments under the Chapter 11 Long-Term Incentive Plan and assumes no decrease in the number of plan participants or adjustment to the cost reduction pool prior to July 6, 2007.

(3)	Under our 2006 Short-Term Incentive Plan, Mr. Hockema’s target award for 2006 is $500,050, but his award can range from a threshold of $250,000 to a maximum of $1,500,150, or could be zero if the threshold performance is not achieved. The exact amount of Mr. Hockema’s award under our 2006 Short-Term Incentive Plan cannot be determined at this time. Pursuant to

(footnotes continued on following page)

Management

Mr. Hockema’s employment agreement, we must pay Mr. Hockema or his estate any earned but unpaid amounts under our 2006 Short-Term Incentive Plan unless he is terminated by us for cause or he voluntarily terminates his employment other than for good reason. Under Mr. Hockema’s employment agreement, if his employment had terminated during 2006 but prior to December 31, 2006 Mr. Hockema’s target award for 2006 under our 2006 Short-Term Incentive Plan would have been prorated for the actual number of days of Mr. Hockema’s employment in 2006 and Mr. Hockema would have been entitled to payment of such amount, without any increase or reduction that would normally be considered with his award, unless his employment had been terminated by us for cause or had been voluntarily terminated by him other than for good reason; accordingly, assuming his employment had terminated on December 29, 2006, the last business day of 2006, we would have been obligated to pay Mr. Hockema $497,310 unless his employment had been terminated by us for cause or had been voluntarily terminated by him other than for good reason. Under Mr. Hockema’s employment agreement, if his employment had terminated on December 31, 2006, the last day of our 2006 fiscal year, Mr. Hockema would have been entitled to full payment of his award under the 2006 Short-Term Incentive Plan unless his employment had been terminated by us for cause or had been voluntarily terminated by him other than for good reason. Solely for purposes of this note, we estimate that Mr. Hockema’s award under our 2006 Short-Term Incentive Plan will be between $750,075 and $1,250,125 (with a midpoint of $1,000,000), before taking into account any adjustments for individual performance or applicable modifiers. We believe this is a reasonable estimate of the potential range of Mr. Hockema’s award based on our results through the third quarter of 2006.

(4)	Under our Chapter 11 Retention Plan, we must pay Mr. Hockema or his estate $365,000 on July 6, 2007 unless his employment is terminated by us for cause or is voluntarily terminated by him (other than at normal retirement) prior to that date.

(5)	Assumes that Mr. Hockema used all of his 2006 vacation and that he has four weeks of accrued vacation for 2007.

(6)	Under Mr. Hockema’s employment agreement, if Mr. Hockema’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must make a lump-sum payment to Mr. Hockema in an amount equal to two times the sum of his base salary and target annual bonus opportunity for the fiscal year in which such termination occurs.

(7)	Under Mr. Hockema’s employment agreement, if Mr. Hockema’s employment is terminated by us without cause or is voluntarily terminated by him for good reason within two years following a change in control, we must make a lump-sum payment to Mr. Hockema in an amount equal to three times the sum of his base salary and target annual bonus.

(8)	Under Mr. Hockema’s employment agreement, if Mr. Hockema’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his medical and dental benefits for two years, or, if such termination occurs within two years following a change in control, three years, commencing on the date of such termination. The table reflects the present value of such medical and dental benefits at December 29, 2006 determined (a) assuming family coverage in a point of service medical plan and a basic dental plan, (b) based on current COBRA coverage rates for 2007 and assuming a 9% increase in the cost of medical coverage for 2008 as compared to 2007, an 8.5% increase in the cost of medical coverage for 2009 as compared to 2008 and a 6% increase in the cost of dental coverage for 2008 as compared to 2007 and for 2009 as compared to 2008, (c) assuming Mr. Hockema pays premiums for such coverage throughout the applicable benefit continuation period in the same manner as if he were an active employee, and (d) applying a discount rate of 5.75% per annum.

(9)	Under Mr. Hockema’s employment agreement, if Mr. Hockema’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his disability benefits for two years, or, if such termination occurs within two years following a change in control, three years, commencing on the date of such termination. The table reflects

(footnotes continued on following page)

Management

the present value of such disability benefits at December 29, 2006 determined (a) based on our current costs of providing such benefits and assuming such costs do not increase during the applicable benefit continuation period, (b) assuming we pay such costs throughout the applicable benefit continuation period in the same manner as we currently pay such costs, (c) assuming mortality according to the RP-2000 Combined Health mortality table published by the Society of Actuaries, and (d) applying a discount rate of 5.75% per annum.

(10)	Reflects the actuarial present value of Mr. Hockema’s disability benefits at December 29, 2006 determined (a) assuming full disability at December 29, 2006, (b) assuming mortality according to the RP-2000 Disabled Retiree mortality table published by the Society of Actuaries, and (c) applying a discount rate of 5.75% per annum.

(11)	Under Mr. Hockema’s employment agreement, if Mr. Hockema’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his life insurance benefits for two years, or, if such termination occurs within two years following a change in control, three years, commencing on the date of such termination. Mr. Hockema has declined life insurance coverage beyond the $50,000 death benefit payable by us upon his death under our employment policies for salaried employees. Accordingly, continuing Mr. Hockema’s life insurance benefits for the applicable benefit continuation period has no cost to us except in the event of his death during such period.

(12)	Reflects the life insurance benefit payable assuming Mr. Hockema’s death occurred on December 29, 2006 other than while traveling on company-related business. We maintain a travel and accidental death policy for certain employees, including Mr. Hockema, that would provide an additional $1,000,000 death benefit payable to Mr. Hockema’s estate if his death had occurred during company-related travel.

(13)	Under Mr. Hockema’s employment agreement, if any payments to Mr. Hockema would be subject to federal excise tax by reason of being considered contingent on a change in control, we must pay to Mr. Hockema an additional amount such that, after satisfaction of all tax obligations imposed on such payments, Mr. Hockema retains an amount equal to such federal excise tax. The table reflects an estimate of the additional amount that we would have been obligated to pay Mr. Hockema if his employment had been terminated on December 29, 2006 by us without cause or by him with good reason following a change in control on such date.

(14)	Reflects the aggregate market value of the shares of restricted stock for which restrictions would lapse early due to Mr. Hockema’s termination, determined based on a per share price of $55.98, the reported closing price for our common stock on the Nasdaq Global Market on December 29, 2006, which was the last trading day of 2006. The restrictions on all shares of restricted stock currently held by Mr. Hockema will lapse on July 6, 2009 or earlier if his employment terminates as a result of his death, disability or retirement, his employment is terminated by us without cause or his employment is voluntarily terminated by him for good reason, or if there is a change in control.

(15)	Under our New Restoration Plan, Mr. Hockema is entitled to a distribution of his account balance six months following his termination, except that he will forfeit the entire amount of matching and fixed rate contributions made by us to his account if he is terminated for cause.

Management

JOSEPH P. BELLINO

	Circumstances of Termination

					Termination
					by us without
			Termination		cause or by
			by us without		the named
			cause or by		executive
	Voluntary		the named		officer with
	termination		executive		good reason
	by named	Termination	officer with		following a		Normal
Payments and benefits	executive officer	by us for cause	good reason		change in control		retirement	Disability		Death

Payment of earned but unpaid:
Base salary(1)	—	—	—		—		—	—		—
Long-term incentive(2)	—	—	—		—		—	—		—
Short-term incentive(3)	—	—	$174,041		$174,041		$174,041	$174,041		$174,041
Retention payment(4)	—	—	—		—		—	—		—
Vacation(5)	$26,923	$26,923	$26,923		$26,923		$26,923	$26,923		$26,923
Other benefits:
Lump-sum payment	—	—	$1,050,000	(6)	$1,575,000	(7)	—	—		—
Healthcare benefits	—	—	$29,880	(8)	$45,474	(8)	—	—		—
Disability benefits	—	—	$14,996	(9)	$21,951	(9)	—	$1,057,633	(10)	—
Life insurance	—	—	—	(11)	—	(11)	—	—		$50,000	(12)
Perquisites and other personal benefits	—	—	—		—		—	—		—
Tax gross-up(13)	—	—	—		$1,024,403		—	—		—
Acceleration of stock awards:
Market value of stock vesting on termination(14)	—	—	$839,700		$839,700		$839,700	$839,700		$839,700
Distribution of New Restoration Plan balance:
Amount of distribution(15)	—	—	—		—		—	—		—

Total	$26,923	$26,923	$2,135,540		$3,707,492		$1,040,664	$2,098,297		$1,090,664

(1)	Assumes that there is no earned but unpaid base salary at the time of termination.

(2)	Mr. Bellino, who joined us in May 2006, did not participate in our Chapter 11 Long-Term Incentive Plan.

(3)	Under our 2006 Short-Term Incentive Plan, Mr. Bellino’s target award for 2006 is $175,000, but his award can range from a threshold of $87,500 to a maximum of $525,000, or could be zero if the threshold performance is not achieved. The exact amount of Mr. Bellino’s award under our 2006 Short-Term Incentive Plan cannot be determined at this time. Pursuant to Mr. Bellino’s employment agreement, we must pay Mr. Bellino or his estate any earned but unpaid amounts under our 2006 Short-Term Incentive Plan unless he is terminated by us for cause or he voluntarily terminates his employment other than for good reason. Under Mr. Bellino’s employment agreement, if his employment had terminated during 2006 but prior to December 31, 2006, Mr. Bellino’s target award for 2006 under our 2006 Short-Term Incentive Plan would have been prorated for the actual number of days of Mr. Bellino’s employment in 2006 and Mr. Bellino would have been entitled to payment of such amount, without any increase or reduction that would normally be considered with his award, unless his employment had been terminated by us for cause or had been voluntarily terminated by him

(footnotes continued on following page)

Management

other than for good reason; accordingly, assuming his employment had terminated on December 29, 2006, the last business day of 2006, we would have been obligated to pay Mr. Bellino $174,041 unless his employment had been terminated by us for cause or had been voluntarily terminated by him other than for good reason. Under Mr. Bellino’s employment agreement, if his employment had terminated on December 31, 2006, the last day of our 2006 fiscal year, Mr. Bellino would have been entitled to full payment of his award under the 2006 Short-Term Incentive Plan unless his employment had been terminated by us for cause or was voluntarily terminated by him other than for good reason. Solely for purposes of this note, we estimate that Mr. Bellino’s award under our 2006 Short-Term Incentive Plan will be between $262,500 and $437,500 (with a midpoint of $350,000), before taking into account any adjustments for individual performance and applicable modifiers. We believe this is a reasonable estimate of the potential range of Mr. Bellino’s award based on our results through the third quarter of 2006.

(4)	Mr. Bellino, who joined us in May 2006, did not participate in our Chapter 11 Retention Plan.

(5)	Assumes that Mr. Bellino used all of his 2006 vacation and that he has four weeks of accrued vacation for 2007.

(6)	Under Mr. Bellino’s employment agreement, if Mr. Bellino’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must make a lump-sum payment to Mr. Bellino in an amount equal to two times the sum of his base salary and target annual bonus opportunity for the fiscal year in which such termination occurs.

(7)	Under Mr. Bellino’s employment agreement, if Mr. Bellino’s employment is terminated by us without cause or is voluntarily terminated by him for good reason within two years following a change in control, we must make a lump-sum payment to Mr. Bellino in an amount equal to three times the sum of his base salary and target annual bonus.

(8)	Under Mr. Bellino’s employment agreement, if Mr. Bellino’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his medical and dental benefits for two years, or, if such termination occurs within two years following a change in control, three years, commencing on the date of such termination. The table reflects the present value of such medical and dental benefits at December 29, 2006 determined (a) assuming family coverage in a point of service medical plan and a basic dental plan, (b) based on current COBRA coverage rates for 2007 and assuming a 9% increase in the cost of medical coverage for 2008 as compared to 2007, an 8.5% increase in the cost of medical coverage for 2009 as compared to 2008 and a 6% increase in the cost of dental coverage for 2008 as compared to 2007 and for 2009 as compared to 2008, (c) assuming Mr. Bellino pays premiums for such coverage throughout the applicable benefit continuation period in the same manner as if he were an active employee, and (d) applying a discount rate of 5.75% per annum.

(9)	Under Mr. Bellino’s employment agreement, if Mr. Bellino’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his disability benefits for two years, or, if such termination occurs within two years following a change in control, three years, commencing on the date of such termination. The table reflects the present value of such disability benefits at December 29, 2006 determined (a) based on our current costs of providing such benefits and assuming such costs do not increase during the applicable benefit continuation period, (b) assuming we pay such costs throughout the applicable benefit continuation period in the same manner as we currently pay such costs, (c) assuming mortality according to the RP-2000 Combined Health mortality table published by the Society of Actuaries, and (d) applying a discount rate of 5.75% per annum.

(10)	Reflects the present value of Mr. Bellino’s disability benefits at December 29, 2006 determined (a) assuming full disability at December 29, 2006, (b) assuming mortality according to the RP-2000 Disabled Retiree mortality table published by the Society of Actuaries, and (c) applying a discount rate of 5.75% per annum.
(footnotes continued on following page)

Management

(11)	Under Mr. Bellino’s employment agreement, if Mr. Bellino’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his life insurance benefits for two years, or, if such termination occurs within two years following a change in control, three years, commencing on the date of such termination. Mr. Bellino has declined life insurance coverage beyond the $50,000 death benefit payable by us upon his death under our employment policies for salaried employees. Accordingly, continuing Mr. Bellino’s life insurance benefits for the applicable benefit continuation period has no cost to us except in the event of his death during such period.

(12)	Reflects the life insurance benefit payable assuming Mr. Bellino’s death occurred on December 29, 2006 other than while traveling on company-related business. We maintain a travel and accidental death policy for certain employees, including Mr. Bellino, that would provide an additional $1,000,000 death benefit payable to Mr. Bellino’s estate if his death had occurred during company- related travel.

(13)	Under Mr. Bellino’s employment agreement, if any payments to Mr. Bellino would be subject to federal excise tax by reason of being considered contingent on a change in control, we must pay to Mr. Bellino an additional amount such that, after satisfaction of all tax obligations imposed on such payments, Mr. Bellino retains an amount equal to such federal excise tax. The table reflects an estimate of the additional amount that we would have been obligated to pay Mr. Bellino if his employment had been terminated on December 29, 2006 by us without cause or by him with good reason following a change in control on such date.

(14)	Reflects the aggregate market value of the shares of restricted stock for which restrictions would lapse early due to Mr. Bellino’s termination, determined based on a per share price of $55.98, the reported closing price for our common stock on the Nasdaq Global Market on December 29, 2006, which was the last trading day of 2006. The restrictions on all shares of restricted stock currently held by Mr. Bellino will lapse on July 6, 2009 or earlier if his employment terminates as a result of his death, disability or retirement, his employment is terminated by us without cause or his employment is voluntarily terminated by him for good reason, or if there is a change in control.

(15)	Mr. Bellino, who joined us in May 2006, did not have a balance in the New Restoration Plan on December 29, 2006.

Management

JOHN BARNESON

	Circumstances of Termination

					Termination
					by us without
			Termination		cause or by
			by us without		the named
			cause or by		executive
	Voluntary		the named		officer with
	termination		executive		good reason
	by named	Termination	officer with		following a		Normal
Payments and benefits	executive officer	by us for cause	good reason		change in control		retirement	Disability		Death

Payment of earned but unpaid:
Base salary(1)	—	—	—		—		—	—		—
Long-term incentive(2)	—	—	$346,938		$346,938		$346,938	$346,938		$346,938
Short-term incentive(3)	—	—	$250,619		$125,310		$250,619	$250,619		$250,619
Retention payment(4)	—	—	$125,000		$125,000		$125,000	$125,000		$125,000
Vacation(5)	$26,923	$26,923	$26,923		$26,923		$26,923	$26,923		$26,923
Other benefits:
Lump-sum payment	—	—	$560,000	(6)	$1,218,000	(7)	—	—		—
Healthcare benefits	—	—	$29,880	(8)	$45,474	(8)	—	—		—
Disability benefits	—	—	$11,997	(9)	$17,561	(9)	—	$846,107	(10)	—
Life insurance	—	—	$5,029	(11)	$7,756	(11)	—	—		$600,000	(12)
Perquisites and other personal benefits	—	—	—		$44,532	(13)	—	—		—
Tax gross-up(14)	—	—	—		$1,285,172		—	—		—
Acceleration of stock awards:
Market value of stock vesting on termination(15)	—	—	$2,687,040		$2,687,040		$2,687,040	$2,687,040		$2,687,040
Distribution of New Restoration Plan balance:
Amount of distribution (16)	$934,341	—	$934,341		$934,341		$934,341	$934,341		$934,341

Total	$961,264	$26,923	$4,977,767		$6,864,047		$4,370,861	$5,216,968		$4,970,861

(1)	Assumes that there is no earned but unpaid base salary at the time of termination.

(2)	Under our Chapter 11 Long-Term Incentive Plan, we must pay Mr. Barneson or his estate the remaining portion of the total amount accrued by Mr. Barneson thereunder on July 6, 2007 unless he is terminated by us for cause or he voluntarily terminates his employment (other than at normal retirement) prior to that date. The $346,938 amount reflected in the table is based on computations made in connection with the 2006 payments under the Chapter 11 Long-Term Incentive Plan and assumes no decrease in the number of plan participants or adjustments to the cost reduction pool prior to July 6, 2007.

(3)	Under our 2006 Short-Term Incentive Plan, Mr. Barneson’s target award for 2006 is $126,000, but his award can range from a threshold of $63,000 to a maximum of $378,000, or could be zero if the threshold performance is not achieved. The exact amount cannot be determined at this time. Under the 2006 Short-Term Incentive Plan, in general, Mr. Barneson would have forfeited his award if he had voluntarily terminated his employment other than for good reason prior to December 31, 2006 or if he had been terminated by us for cause. However,

(footnotes continued on following page)

Management

Mr. Barneson would have been entitled to a pro rata award under the 2006 Short-Term Incentive Plan if his employment had terminated during 2006 but prior to December 31, 2006 and his employment had been terminated as a result of death, disability, normal retirement or full early retirement (position elimination), had been involuntarily terminated by us without cause or had been voluntarily terminated by him for good reason. Solely for purposes of this note, we estimate that Mr. Barneson’s award under our 2006 Short-Term Incentive Plan will be between $189,000 and $315,000 (with a midpoint of $252,000), before taking into account any adjustments for individual performance or applicable modifiers. We believe this is a reasonable estimate of the potential range of Mr. Barneson’s award based on our results through third quarter of 2006. Accordingly, if Mr. Barneson’s employment had terminated on December 29, 2006, the last business day of 2006, and his employment had been terminated as a result of death, disability, normal retirement or full early retirement (position elimination), had been involuntarily terminated by us without cause or had been voluntarily terminated by him for good reason, we would have been obligated to pay Mr. Barneson $250,619 based on the midpoint of the estimated range for his award. Under Mr. Barneson’s Change in Control Agreement, if his employment had been terminated by us without cause or by him for good reason within the period commencing 90 days prior to a change in control and ending two years following a change in control and such termination occurred during 2006 other than on December 31, 2006, Mr. Barneson’s target award for 2006 under our 2006 Short-Term Incentive Plan would have been prorated for the actual number of days of Mr. Barneson’s employment in 2006 and Mr. Barneson would have been entitled to payment of such amount; accordingly, assuming his employment had been so terminated on December 29, 2006, we would have been obligated to pay Mr. Barneson $125,310. If Mr. Barneson’s employment had been terminated (other than by us for cause) on December 31, 2006, the last day of our 2006 fiscal year, Mr. Barneson would have been entitled to full payment of his award under the 2006 Short-Term Incentive Plan.

(4)	Under our Chapter 11 Retention Plan, we must pay Mr. Barneson or his estate $125,000 on July 6, 2007 unless his employment is terminated by us for cause or is voluntarily terminated by him (other than at normal retirement) prior to that date.

(5)	Assumes that Mr. Barneson used all of his 2006 vacation and that he has five weeks of accrued vacation for 2007.

(6)	Under Mr. Barneson’s Severance Agreement, if Mr. Barneson’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must make a lump-sum payment to Mr. Barneson in an amount equal to two times his base salary.

(7)	Under Mr. Barneson’s Change in Control Agreement, if Mr. Barneson’s employment is terminated by us without cause or is voluntarily terminated by him for good reason within the period beginning 90 days prior to a change in control and ending two years following a change in control, Mr. Barneson is entitled to a lump-sum payment equal to three times the sum of his base salary and most recent short-term incentive target.

(8)	If Mr. Barneson’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his medical and dental benefits for two years under his Severance Agreement, or, if such termination occurs within the period commencing 90 days prior to a change in control and ending two years following a change in control, for three years under his Change in Control Agreement, commencing on the date of such termination. The table reflects the present value of such medical and dental benefits at December 29, 2006 determined (a) assuming family coverage in a point of service medical plan and a basic dental plan, (b) based on current COBRA coverage rates for 2007 and assuming a 9% increase in the cost of medical coverage for 2008 as compared to 2007, an 8.5% increase in the cost of medical coverage for 2009 as compared to 2008 and a 6% increase in the cost of dental coverage for

(footnotes continued on following page)

Management

2008 as compared to 2007 and for 2009 as compared to 2008, (c) assuming Mr. Barneson pays premiums for such coverage throughout the applicable benefit continuation period in the same manner as if he were an active employee, and (d) applying a discount rate of 5.75% per annum.

(9)	If Mr. Barneson’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his disability benefits for two years under his Severance Agreement, or, if such termination occurs within the period commencing 90 days prior to a change in control and ending two years following a change in control, for three years under his Change in Control Agreement, commencing on the date of such termination. The table reflects the present value of such disability benefits at December 29, 2006 determined (a) based on our current costs of providing such benefits and assuming such costs do not increase during the applicable benefit continuation period, (b) assuming we pay such costs throughout the applicable benefit continuation period in the same manner as we currently pay such costs, (c) assuming mortality according to the RP-2000 Combined Health mortality table published by the Society of Actuaries, and (d) applying a discount rate of 5.75% per annum.

(10)	Reflects the present value of Mr. Barneson’s disability benefits at December 29, 2006 determined (a) assuming full disability at December 29, 2006, (b) assuming mortality according to the RP-2000 Disabled Retiree mortality table published by the Society of Actuaries, and (c) applying a discount rate of 5.75% per annum.

(11)	If Mr. Barneson’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his life insurance benefits for two years under his Severance Agreement, or, if such termination occurs within the period commencing 90 days prior to a change in control and ending two years following a change in control, for three years under his Change in Control Agreement, commencing on the date of such termination. The table reflects the present value of such life insurance benefits at December 29, 2006 determined (a) assuming his current election of the maximum available coverage, (b) based on our current cost of providing such benefits and assuming such costs do not increase during the applicable benefit continuation period, (c) assuming we pay such costs throughout the applicable benefit continuation period in the same manner as we currently pay such costs, (d) assuming Mr. Barneson pays premiums for such coverage throughout the applicable benefit continuation period in the same manner as if he were an active employee, (e) assuming mortality according to the RP-2000 Combined Health mortality table published by the Society of Actuaries, and (f) applying a discount rate of 5.75% per annum.

(12)	Reflects the life insurance benefit payable assuming Mr. Barneson’s death occurred on December 29, 2006 other than while traveling on company-related business. We maintain a travel and accidental death policy for certain employees, including Mr. Barneson, that would provide an additional $1,000,000 death benefit payable to Mr. Barneson’s estate if his death had occurred during company-related travel.

(13)	Under Mr. Barneson’s Change in Control Agreement, if Mr. Barneson’s employment is terminated by us without cause or is voluntarily terminated by him for good reason within the period commencing 90 days prior to a change in control and ending two years following a change in control, we must continue his perquisites for three years commencing on the date of such termination. The table reflects the estimated cost to us of continuing Mr. Barneson’s perquisites for such three-year period as follows: club membership dues, $13,155; and vehicle allowance, $31,377. Such amounts have been estimated by multiplying the cost of Mr. Barneson’s perquisites for 2006 by three.

(14)	Under Mr. Barneson’s Change in Control Agreement, in general, if any payments to Mr. Barneson would be subject to federal excise tax or any similar state or local tax by reason of being considered contingent on a change in control, we must pay to Mr. Barneson an

(footnotes continued on following page)

Management

additional amount such that, after satisfaction of all tax obligations imposed on such payments, Mr. Barneson retains an amount equal to the federal excise tax or similar state or local tax imposed on such payments. The table reflects an estimate of such additional amount that we would have been obligated to pay Mr. Barneson if his employment had been terminated on December 29, 2006 by us without cause or by him for good reason following a change in control on such date.

(15)	Reflects the aggregate market value of the shares of restricted stock for which restrictions would lapse early due to Mr. Barneson’s termination, determined based on a per share price of $55.98, the reported closing price for our common stock on the Nasdaq Global Market on December 29, 2006, which was the last trading day of 2006. The restrictions on all shares of restricted stock currently held by Mr. Barneson will lapse on July 6, 2009 or earlier if his employment terminates as a result of his death or disability, his employment is terminated by us without cause or his employment is voluntarily terminated by him for good reason, or if there is a change in control.

(16)	Under our New Restoration Plan, Mr. Barneson is entitled to a distribution of his account balance six months following his termination, except that he will forfeit the entire amount of matching and fixed rate contributions made by us to his account if he is terminated for cause.

Management

JOHN M. DONNAN

	Circumstances of Termination

					Termination
					by us without
			Termination		cause or by
			by us without		the named
			cause or by		executive
	Voluntary		the named		officer with
	termination		executive		good reason
	by named	Termination	officer with		following a		Normal
Payments and benefits	executive officer	by us for cause	good reason		change in control		retirement	Disability		Death

Payment of earned but unpaid:
Base salary(1)	—	—	—		—		—	—		—
Long-term incentive(2)	—	—	$104,554		$104,554		$104,554	$104,554		$104,554
Short-term incentive(3)	—	—	$232,717		$116,359		$232,717	$232,717		$232,717
Retention payment(4)	—	—	—		—		—	—		—
Vacation(5)	$20,000	$20,000	$20,000		$20,000		$20,000	$20,000		$20,000
Other benefits:
Lump-sum payment	—	—	$260,000	(6)	$754,000	(7)	—	—		—
Healthcare benefits	—	—	$14,727	(8)	$29,880	(8)	—	—		—
Disability benefits	—	—	$2,521	(9)	$5,222	(9)	—	$1,461,148	(10)	—
Life insurance	—	—	$943	(11)	$1,898	(11)	—	—		$600,000	(12)
Perquisites and other personal benefits	—	—	—		$21,910	(13)	—	—		—
Tax gross-up(14)	—	—	—		$969,722		—	—		—
Acceleration of stock awards:
Market value of stock vesting on termination(15)	—	—	$2,519,100		$2,519,100		$2,519,100	$2,519,100		$2,519,100
Distribution of New Restoration Plan balance:
Amount of distribution (16)	$72,018	—	$72,018		$72,018		$72,018	$72,018		$72,018

Total	$92,018	$20,000	$3,226,580		$4,614,663		$2,948,389	$4,409,537		$3,548,389

(1)	Assumes that there is no earned but unpaid base salary at the time of termination.

(2)	Under our Chapter 11 Long-Term Incentive Plan, we must pay Mr. Donnan or his estate the remaining portion of the total amount accrued by Mr. Donnan thereunder on July 6, 2007 unless he is terminated by us for cause or he voluntarily terminates his employment (other than at normal retirement) prior to that date. The $104,554 amount reflected in the table is based on computations made in connection with the 2006 payments under the Chapter 11 Long-Term Incentive Plan and assumes no decrease in the number of plan participants or adjustments to the cost reduction pool prior to July 6, 2007.

(3)	Under our 2006 Short-Term Incentive Plan, Mr. Donnan’s target award for 2006 is $117,000, but his award can range from a threshold of $58,500 to a maximum of $351,000, or could be zero if the threshold performance is not achieved. The exact amount cannot be determined at this time. Under the 2006 Short-Term Incentive Plan, in general, Mr. Donnan would have forfeited his award if he had voluntarily terminated his employment other than for good reason prior to December 31, 2006 or if he had been terminated by us for cause. However,

(footnotes continued on following page)

Management

Mr. Donnan would have been entitled to a pro rata award under the 2006 Short-Term Incentive Plan if his employment had terminated during 2006 but prior to December 31, 2006 and his employment had been terminated as a result of death, disability, normal retirement or full early retirement (position elimination), had been involuntarily terminated by us without cause or had been voluntarily terminated by him for good reason. Solely for purposes of this note, we estimate that Mr. Donnan’s award under our 2006 Short-Term Incentive Plan will be between $175,000 and $292,500 (with a midpoint of $234,000), before taking into account any adjustment for individual performance and applicable modifiers. We believe this is a reasonable estimate of the potential range of Mr. Donnan’s award based on results through the third quarter of 2006. Accordingly, if Mr. Donnan’s employment had terminated on December 29, 2006, the last business day of 2006, and his employment had been terminated as a result of death, disability, normal retirement or full early retirement (position elimination), had been involuntarily terminated by us without cause or had been voluntarily terminated by him for good reason, we would have been obligated to pay Mr. Donnan $232,717 based on the midpoint of the estimated range for his award. Under Mr. Donnan’s Change in Control Agreement, if his employment had been terminated by us without cause or by him for good reason within the period commencing 90 days prior to a change in control and ending two years following a change in control and such termination occurred during 2006 other than on December 31, 2006, Mr. Donnan’s target award for 2006 under our 2006 Short-Term Incentive Plan would have been prorated for the actual number of days of Mr. Donnan’s employment in 2006 and Mr. Donnan would have been entitled to payment of such amount; accordingly, assuming his employment had been so terminated on December 29, 2006, we would have been obligated to pay Mr. Donnan $116,359. If Mr. Donnan’s employment had been terminated (other than by us for cause) on December 31, 2006, the last day of our 2006 fiscal year, Mr. Donnan would have been entitled to full payment of his award under the 2006 Short-Term Incentive Plan.

(4)	Mr. Donnan is not entitled to any further payments under our Chapter 11 Retention Plan.

(5)	Assumes that Mr. Donnan used all of his 2006 vacation and that he has four weeks of accrued vacation for 2007.

(6)	Under Mr. Donnan’s Severance Agreement, if Mr. Donnan’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must make a lump-sum payment to Mr. Donnan in an amount equal to his base salary.

(7)	Under Mr. Donnan’s Change in Control Agreement, if Mr. Donnan’s employment is terminated by us without cause or is voluntarily terminated by him for good reason within the period beginning 90 days prior to a change in control and ending two years following a change in control, Mr. Donnan is entitled to a lump-sum payment equal to two times the sum of his base salary and most recent short-term incentive target.

(8)	If Mr. Donnan’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his medical and dental benefits for one year under his Severance Agreement, or, if such termination occurs within the period commencing 90 days prior to a change in control and ending two years following a change in control, for two years under his Change in Control Agreement, commencing on the date of such termination. The table reflects the present value of such medical and dental benefits at December 29, 2006 determined (a) assuming family coverage in a point of service medical plan and a basic dental plan, (b) based on current COBRA coverage rates for 2007 and assuming a 9% increase in the cost of medical coverage for 2008 as compared to 2007 and a 6% increase in the cost of dental coverage for 2008 as compared to 2007, (c) assuming Mr. Donnan pays premiums for such coverage throughout the applicable benefit continuation period in the same manner as if he were an active employee, and (d) applying a discount rate of 5.75% per annum.

(9)	If Mr. Donnan’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his disability benefits for one year under his Severance

(footnotes continued on following page)

Management

Agreement, or, if such termination occurs within the period commencing 90 days prior to a change in control and ending two years following a change in control, for two years under his Change in Control Agreement, commencing on the date of such termination. The table reflects the present value of such disability benefits at December 29, 2006 determined (a) based on our current costs of providing such benefits and assuming such costs do not increase during the applicable benefit continuation period, (b) assuming we pay such costs throughout the applicable benefit continuation period in the same manner as we currently pay such costs, (c) assuming mortality according to the RP-2000 Combined Health mortality table published by the Society of Actuaries, and (d) applying a discount rate of 5.75% per annum.

(10)	Reflects the actuarial present value of Mr. Donnan’s disability benefits at December 29, 2006 determined (a) assuming full disability at December 29, 2006, (b) assuming mortality according to the RP-2000 Disabled Retiree mortality table published by the Society of Actuaries, and (c) applying a discount rate of 5.75% per annum.

(11)	If Mr. Donnan’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his life insurance benefits for one year under his Severance Agreement, or, if such termination occurs within the period commencing 90 days prior to a change in control and ending two years following a change in control, for two years under his Change in Control Agreement, commencing on the date of such termination. The table reflects the present value of such life insurance benefits at December 29, 2006 determined (a) assuming his current election of the maximum available coverage, (b) based on our current costs of providing such benefits and assuming such costs do not increase during the applicable benefit continuation period, (c) assuming we pay such costs throughout the applicable benefit continuation period in the same manner as we currently pay such costs, (d) assuming Mr. Donnan pays premiums for such coverage throughout the applicable benefit continuation period in the same manner as if he were an active employee, (e) assuming mortality according to the RP-2000 Combined Health mortality table published by the Society of Actuaries, and (f) applying a discount rate of 5.75% per annum.

(12)	Reflects the life insurance benefit payable assuming Mr. Donnan’s death occurred on December 29, 2006 other than while traveling on company-related business. We maintain a travel and accidental death policy for certain employees, including Mr. Donnan, that would provide an additional $1,000,000 death benefit payable to Mr. Donnan’s estate if his death had occurred during company-related travel.

(13)	Under Mr. Donnan’s Change in Control Agreement, if Mr. Donnan’s employment is terminated by us without cause or is voluntarily terminated by him for good reason within the period commencing 90 days prior to a change in control and ending two years following a change in control, we must continue his perquisites for two years commencing on the date of such termination. The table reflects the estimated cost to us of continuing Mr. Donnan’s perquisites for such two-year period as follows: vehicle allowance, $21,910. Such amount has been estimated by multiplying the cost of Mr. Donnan’s vehicle allowance for 2006 by two.

(14)	Under Mr. Donnan’s Change in Control Agreement, in general, if any payments to Mr. Donnan would be subject to federal excise tax or any similar state or local tax by reason of being considered contingent on a change in control, we must pay to Mr. Donnan an additional amount such that, after satisfaction of all tax obligations imposed on such payments, Mr. Donnan retains an amount equal to the federal excise tax or similar state or local tax imposed on such payments. The table reflects an estimate of such additional amount that we would have been obligated to pay Mr. Donnan if his employment had been terminated on December 29, 2006 by us without cause or by him for good reason following a change in control on such date.

(15)	Reflects the aggregate market value of the shares of restricted stock for which restrictions would lapse early due to Mr. Donnan’s termination, determined based on a per share price of $55.98, the reported closing price for our common stock on the Nasdaq Global Market on

(footnotes continued on following page)

Management

December 29, 2006, which was the last trading day of 2006. The restrictions on all shares of restricted stock currently held by Mr. Donnan will lapse on July 6, 2009 or earlier if his employment terminates as a result of his death or disability, his employment is terminated by us without cause or his employment is voluntarily terminated by him for good reason, or if there is a change in control.

(16)	Under our New Restoration Plan, Mr. Donnan is entitled to a distribution of his account balance six months following his termination, except that he will forfeit the entire amount of matching and fixed rate contributions made by us to his account if he is terminated for cause.

Management

DANIEL D. MADDOX

Circumstances of Termination

Termination
by us without
cause or by
Termination	the named
by us without	executive
cause or by	officer with
Voluntary	the named	good reason
termination	executive	following a
by named	Termination	officer with	change in	Normal
Payments and benefits	executive officer	by us for cause	good reason	control(1)	retirement	Disability	Death

Payment of earned but unpaid:
Base salary(2)	—	—	—	—	—	—	—
Long-term incentive(3)	—	—	$114,043	$114,043	$114,043	$114,043	$114,043
Short-term incentive(4)	—	—	$149,178	$74,589	$149,178	$149,178	$149,178
Retention payment(5)	—	—	—	—	—	—	—
Vacation(6)	$17,308	$17,308	$17,308	$17,308	$17,308	$17,308	$17,308
Other benefits:
Lump-sum payment	—	—	$225,000	(7)	$600,000	(8)	—	—	—
Healthcare benefits	—	—	$14,727	(9)	$29,880	(9)	—	—	—
Disability benefits	—	—	$2,471	(10)	$5,167	(10)	—	$1,228,734	(11)	—
Life insurance	—	—	$1,012	(12)	$2,036	(12)	—	—	$600,000	(13)
Perquisites and other personal benefits	—	—	—	$22,304	(14)	—	—	—
Tax gross-up	(15)	—	—	—	$(48,924)	—	—	—
Acceleration of stock awards:
Market value of stock vesting on termination(16)	—	—	$634,477	$634,477	$634,477	$634,477	$634,477
Distribution of New Restoration Plan balance:
Amount of distribution(17)	$48,140	—	$48,140	$48,140	$48,140	$48,140	$48,140

Total	$65,448	$17,308	$1,206,356	$1,499,020	$963,146	$2,191,880	$1,563,146

(1)	Under Mr. Maddox’s employment agreement, which continues until the earlier of a mutually agreed upon termination date and March 31, 2007, if his employment is terminated (other than by death or disability or by us for cause) upon the conclusion thereof, he will receive benefits under his Change in Control Agreement as if both a change in control had occurred prior to his departure and he was terminating his employment for good reason. In addition, if Mr. Maddox’s employment is terminated (other than by us for cause) upon the conclusion of his employment agreement, the restrictions on his shares of restricted stock will lapse.

(2)	Assumes that there is no earned but unpaid base salary at the time of termination.

(3)	Under our Chapter 11 Long-Term Incentive Plan, we must pay Mr. Maddox or his estate the remaining portion of the total amount accrued by Mr. Maddox thereunder on July 6, 2007 unless he is terminated by us for cause or he voluntarily terminates his employment (other than at normal retirement) prior to that date. The $114,043 amount reflected in the table is based on computations made in connection with the 2006 Chapter 11 Long-Term Incentive Plan and assumes no decrease in the number of plan participants or adjustments to the cost reduction pool prior to July 6, 2007.

(4)	Under our 2006 Short-Term Incentive Plan, Mr. Maddox’s target award for 2006 is $75,000, but his award can range from a threshold of $37,500 to a maximum of $225,000, or could be

(footnotes continued on following page)

Management

zero if the threshold performance is not achieved. The exact amount cannot be determined at this time. Under the 2006 Short-Term Incentive Plan, in general, Mr. Maddox would have forfeited his award if he had voluntarily terminated his employment other than for good reason prior to December 31, 2006 or if he had been terminated by us for cause. However, Mr. Maddox would have been entitled to a pro rata award under the 2006 Short-term Incentive Plan if his employment had been terminated as a result of death, disability, normal retirement or full early retirement (position elimination), had been involuntarily terminated by us without cause or had been voluntarily terminated by him for good reason. Solely for purposes of this note, we estimate that Mr. Maddox’s award under our 2006 Short-Term Incentive Plan will be between $112,500 and $187,500 (with a midpoint of $150,000), before taking into account any adjustment for individual performance and applicable modifiers. We believe this is a reasonable estimate of the potential range of Mr. Maddox’s award based on results through the third quarter of 2006. Accordingly, if Mr. Maddox’s employment had terminated on December 29, 2006, the last business day of 2006, and his employment had been terminated as a result of death, disability, normal retirement or full early retirement (position elimination), had been involuntarily terminated by us without cause or had been voluntarily terminated by him with good reason, we would have been obligated to pay Mr. Maddox $149,178 based on the midpoint of the estimated range for award. Under Mr. Maddox’s Change in Control Agreement, if his employment had been terminated by us without cause or by him for good reason within the period commencing 90 days prior to a change in control and ending two years following a change in control and such termination occurred during 2006 other than on December 31, 2006, Mr. Maddox’s target award for 2006 under our 2006 Short-Term Incentive Plan would have been prorated for the actual number of days of Mr. Maddox’s employment in 2006 and Mr. Maddox would have been entitled to payment of such amount; accordingly, assuming his employment had been so terminated on December 29, 2006, we would have been obligated to pay Mr. Maddox $74,589. If Mr. Maddox’s employment had been terminated (other than by us for cause) on December 31, 2006, the last day of our 2006 fiscal year, Mr. Maddox would have been entitled to full payment of his award under the 2006 Short-Term Incentive Plan.

(5)	Mr. Maddox is not entitled to any further payments under our Chapter 11 Retention Plan.

(6)	Assumes that Mr. Maddox used all of his 2006 vacation and that he has four weeks of accrued vacation for 2007.

(7)	Under Mr. Maddox’s Severance Agreement, if Mr. Maddox’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must make a lump-sum payment to Mr. Maddox in an amount equal to his base salary.

(8)	Under Mr. Maddox’s Change in Control Agreement, if Mr. Maddox’s employment is terminated by us without cause or is voluntarily terminated by him for good reason within the period beginning 90 days prior to a change in control and ending two years following a change in control, Mr. Maddox is entitled to a lump-sum payment equal to two times the sum of his base salary and most recent short-term incentive target.

(9)	If Mr. Maddox’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his medical and dental benefits for one year under his Severance Agreement, or, if such termination occurs within the period commencing 90 days prior to a change in control and ending two years following a change in control, for two years under his Change in Control Agreement, commencing on the date of such termination. The table reflects the present value of such medical and dental benefits at December 29, 2006 determined (a) assuming family coverage in a point of service medical plan and a basic dental plan, (b) based on current COBRA coverage rates for 2007 and assuming a 9% increase in the cost of

(footnotes continued on following page)

Management

medical coverage for 2008 as compared to 2007 and a 6% increase in the cost of dental coverage for 2008 as compared to 2007, (c) assuming Mr. Maddox pays premiums for such coverage throughout the applicable benefit continuation period in the same manner as if he were an active employee, and (d) applying a discount rate of 5.75% per annum.

(10)	If Mr. Maddox’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his disability benefits for one year under his Severance Agreement, or, if such termination occurs within the period commencing 90 days prior to a change in control and ending two years following a change in control, for two years under his Change in Control Agreement, commencing on the date of such termination. The table reflects the present value of such disability benefits at December 29, 2006 determined (a) based on our current costs of providing such benefits and assuming such costs do not increase during the applicable benefit continuation period, (b) assuming we pay such costs throughout the applicable benefit continuation period in the same manner as we currently pay such costs, (c) assuming mortality according to the RP-2000 Combined Health mortality table published by the Society of Actuaries, and (d) applying a discount rate of 5.75% per annum.

(11)	Reflects the present value of Mr. Maddox’s disability benefits at December 29, 2006 determined (a) assuming full disability at December 29, 2006, (b) assuming mortality according to the RP-2000 Disabled Retiree mortality table published by the Society of Actuaries, and (c) applying a discount rate of 5.75% per annum.

(12)	If Mr. Maddox’s employment is terminated by us without cause or is voluntarily terminated by him for good reason, we must continue his life insurance benefits for one year under his Severance Agreement, or, if such termination occurs within the period commencing 90 days prior to a change in control and ending two years following a change in control, for two years under his Change in Control Agreement, commencing on the date of such termination. The table reflects the present value of such life insurance benefits at December 29, 2006 determined (a) assuming his current election of the maximum available coverage, (b) based on our current costs of providing such benefits and assuming such costs do not increase during the applicable benefit continuation period, (c) assuming we pay such costs throughout the applicable benefit continuation period in the same manner as we currently pay such costs, (d) assuming Mr. Maddox pays premiums for such coverage throughout the applicable benefit continuation period in the same manner as if he were an active employee, (e) assuming mortality according to the RP-2000 Combined Health mortality table published by the Society of Actuaries, and (f) applying a discount rate of 5.75% per annum.

(13)	Reflects the life insurance benefit payable assuming Mr. Maddox’s death occurred on December 29, 2006 other than while traveling on company-related business. We maintain a travel and accidental death policy for certain employees, including Mr. Maddox, that would provide an additional $1,000,000 death benefit payable to Mr. Maddox’s estate if his death had occurred during company-related travel.

(14)	Under Mr. Maddox’s Change in Control Agreement, if Mr. Maddox’s employment is terminated by us without cause or is voluntarily terminated by him for good reason within the period commencing 90 days prior to a change in control and ending two years following a change in control, we must continue his perquisites for two years commencing on the date of such termination. The table reflects the estimated cost to us of continuing Mr. Maddox’s perquisites for such two-year period as follows: vehicle allowance, $22,304. Such amount has been estimated by multiplying the cost of Mr. Maddox’s vehicle allowance for 2006 by two.

(15)	Under Mr. Maddox’s Change in Control Agreement, in general, if any payments to Mr. Maddox would be subject to federal excise tax or any similar state or local tax by reason of being

(footnotes continued on following page)

Management

considered contingent on a change in control, we must pay to Mr. Maddox an additional amount such that, after satisfaction of all tax obligations imposed on such payments, Mr. Maddox retains an amount equal to the federal excise tax or similar state or local tax imposed on such payments. However, if no such federal excise tax or similar state or local tax would apply if the aggregate payments to Mr. Maddox were reduced by 5%, then the aggregate payments to Mr. Maddox will be reduced by the amount necessary to avoid application of such federal excise tax or similar state or local tax. The table reflects an estimate of the amount by which aggregate payments to Mr. Maddox would have been reduced in accordance with the terms of his Change in Control Agreement if his employment had been terminated on December 29, 2006 by us without cause or by him for good reason following a change in control on such date.

(16)	Reflects the aggregate market value of the shares of restricted stock for which restrictions would lapse early due to Mr. Maddox’s termination, determined based on a per share price of $55.98, the reported closing price for our common stock on the Nasdaq Global Market on December 29, 2006, which was the last trading day of 2006. The restrictions on all shares of restricted stock currently held by Mr. Maddox will lapse on July 6, 2009 or earlier if his employment terminates as a result of his death or disability, his employment is terminated by us without cause, his employment is voluntarily terminated by him for good reason or his employment is terminated (other than by us for cause) upon the conclusion of his employment agreement, or if there is a change in control.

(17)	Under our New Restoration Plan, Mr. Maddox is entitled to a distribution of his account balance six months following his termination, except that he will forfeit the entire amount of matching and fixed rate contributions made by us to his account if he is terminated for cause.

DIRECTOR COMPENSATION
2006 pre-emergence director compensation
The table below sets forth certain information concerning the compensation earned in 2006 by our non-employee directors who served in 2006 prior to our emergence from chapter 11 bankruptcy on July 6, 2006. Each of these directors resigned effective immediately prior to our emergence from chapter 11 bankruptcy on July 6, 2006.

	Fees
	earned
	or paid in	All other
Name	cash	compensation(1)		Total

Robert J. Cruikshank	$44,500	$0		$44,500
George T. Haymaker Jr.	$25,000	$36,500	(2)	$61,500
Charles E. Hurwitz	$35,500	$0		$35,500
Ezra G. Levin	$49,000	$0		$49,000
John D. Roach	$46,500	$0		$46,500

(1)	Excludes perquisites and other personal benefits where the aggregate amount of such compensation to the director is less than $10,000.

(2)	Reflects the amount received by Mr. Haymaker for services of non-executive chairman of the board pursuant to an agreement among Mr. Haymaker, us and Kaiser Aluminum & Chemical Corporation.

Prior to our emergence from chapter 11 bankruptcy, each non-employee director received an annual base fee for services as a director. The base fee for 2006 was $50,000.

Management

The chair of each board committee (other than the audit committee) was paid a fee of $3,000 per year for services as chair. The fee paid to the chair of the audit committee was $10,000 per year. All non-employee directors also generally received a fee of $1,500 per day for board meetings attended in person or by phone and $1,500 per day for committee meetings held in person or by phone on a date a board meeting was not also held. Non-employee directors who served as members of the executive committee (other than Mr. Haymaker, who had a separate agreement discussed below) were paid a fee of $6,000 per year for such services.
Non-employee directors were reimbursed for travel and other disbursements relating to board and committee meetings, and non-employee directors were provided accident insurance in respect of company-related business travel. Subject to the approval of the chairman of the board, directors also generally could be paid ad hoc fees in the amount of $750 per one-half day or $1,500 per day for company-related services other than attending board and committee meetings that required travel in excess of 100 miles.
Mr. Haymaker agreed to continue to serve as a director and non-executive chairman of the boards of our company and Kaiser Aluminum & Chemical Corporation throughout our chapter 11 bankruptcy pursuant to an agreement among him, us and Kaiser Aluminum & Chemical Corporation entered into in 2004 and subsequently extended. Mr. Haymaker’s annual base compensation under the agreement was $50,000 for services as a director and $73,000 for services as non-executive chairman of the boards of our company and Kaiser Aluminum & Chemical Corporation, inclusive of any board and committee fees otherwise payable.

Management

2006 post-emergence director compensation
The table below sets forth certain information concerning compensation of our non-employee directors who served in 2006 following our emergence from chapter 11 bankruptcy on July 6, 2006.

	Fees earned or		Stock	All other
Name	paid in cash		awards(1)	compensation(2)	Total

George Becker	$33,000	(3)	$12,198	$750(4)	$45,948
Carl B. Frankel	$35,250	(3)	$12,198	$6,750(4)	$54,198
Teresa A. Hopp	$48,250	(3)	$12,198	$9,000(4)	$69,448
William F. Murdy	$42,500	(3)	$12,198	$13,500(4)	$68,198
Alfred E. Osborne, Jr.	$53,250		$12,198	$6,750(4)	$72,198
Georganne C. Proctor	$39,750	(3)	$12,198	$12,750(4)	$64,698
Jack Quinn	$38,250	(3)	$12,198	$12,000(4)	$62,448
Thomas Van Leeuwen	$38,250	(3)	$12,198	$8,250(4)	$58,698
Brett E. Wilcox	$38,250	(3)	$12,198	$9,000(4)	$59,448

(1)	Reflects the value of restricted stock awards granted to non-employee directors under our Equity Incentive Plan in connection with our emergence from chapter 11 bankruptcy based on the compensation cost of the award with respect to our 2006 fiscal year computed in accordance with SFAS No. 123-R. Each non-employee director received 693 shares of restricted stock pursuant to such grants on August 1, 2006 and as of December 31, 2006 each non-employee director held all such shares of restricted stock. The restrictions on all such shares lapse on August 1, 2007 or earlier if the individual ceases to be a non-employee director as a result of death or disability or if there is a change in control. The table reflects the expense recognized for each non-employee director for the five-month portion of the one-year vesting period extending from August 1, 2006 through December 31, 2006, computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates, based on (a) a per share value at emergence of $42.20 and (b) the total number of shares of restricted stock received by him or her.

(2)	Excludes perquisites and other personal benefits where the aggregate amount of such compensation to the director is less than $10,000.

(3)	Each non-employee director had the right to elect to receive shares of our common stock in lieu of any or all of his or her annual cash retainer, including retainers for serving as a committee chair or lead outside director, which is included in this column. In 2006: Mr. Becker elected to receive 346 shares of common stock in lieu of approximately $14,968 of his annual retainer; Mr. Frankel elected to receive 520 shares of common stock in lieu of approximately $22,495 of his annual retainer; Ms. Hopp elected to receive 231 shares of common stock in lieu of approximately $9,993 of her annual retainer; Mr. Murdy elected to receive 404 shares of common stock in lieu of approximately $17,477 of his annual retainer; and each of Messrs. Quinn, Van Leeuwen and Wilcox and Ms. Proctor elected to receive 693 shares of common stock in lieu of approximately $29,979 of his or her annual retainer. In each case, the number of shares received was determined based on a per share price of $43.26, the average of the closing price per share for our common stock reported by the Nasdaq Global Market on each of the 10 consecutive trading days immediately preceding August 1, 2006, the payment date of the annual retainers.

(footnotes continued on following page)

Management

(4)	Reflects fees paid by us for attendance at meetings of the prospective directors and of the prospective members of the various board committees held prior to our emergence from chapter 11 bankruptcy on July 6, 2006.
We periodically review director compensation in relation to other comparable companies and in light of other factors that the compensation committee deems appropriate and discuss director compensation with the full board of directors. Pursuant to the director compensation policy developed in 2005 and adopted on July 6, 2006 in connection with our emergence from chapter 11 bankruptcy, each non-employee director receives the following compensation:

•	an annual retainer of $30,000 per year;

•	an annual grant of restricted stock having a value equal to $30,000;

•	a fee of $1,500 per day for each meeting of the board of directors attended in person and $750 per day for each such meeting attended by phone; and

•	a fee of $1,500 per day for each committee meeting of the board of directors attended in person on a date other than a date on which a meeting of the board of directors is held and $750 per day for each such meeting attended by phone.

In addition, our lead independent director, currently Dr. Osborne, receives an additional annual retainer of $10,000, the chair of our audit committee, currently Ms. Hopp, receives an additional annual retainer of $10,000, the chair of our compensation committee, currently Mr. Murdy, receives an additional annual retainer of $5,000 and the chair of our nominating and corporate governance committee, currently Dr. Osborne, receives an additional annual retainer of $5,000, with all such amounts payable at the same time as the annual retainer. Each non-employee director may elect to receive shares of common stock in lieu of any or all of his or her annual retainer, including any additional annual retainer for service as the lead independent director or the chairman of a committee of the board of directors. We reimburse all directors for reasonable and customary travel and other disbursements relating to meetings of the board of directors and committees thereof, and non-employee directors are provided accident insurance with respect to company-related business travel.
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
From January 1, 2006 to July 6, 2006, Robert J. Cruikshank, Ezra G. Levin (Chairman) and John D. Roach were members of our compensation policy committee, and Mr. Cruikshank was the sole member of our Section 162(m) compensation committee. On July 6, 2006, all of our non-employee directors resigned and the compensation policy committee and the Section 162(m) compensation committee of our board of directors were dissolved. On the same date, new directors were appointed to our board of directors and a new compensation committee was formed with Messrs. Murdy (chairman) and Quinn and Ms. Proctor as members. Messrs. Murdy and Quinn and Ms. Proctor were the only members of the compensation committee during the remainder of 2006. For additional information, see “—Executive Officers and Directors—Experience of directors” and “—Committees of the Board of Directors—Compensation committee,” respectively, above.
During 2006, no member of the compensation policy committee, the Section 162(m) compensation committee or the compensation committee of our board of directors was an officer or employee of our company or any of our subsidiaries, or was formerly an officer of our company or any of our subsidiaries, or had any relationships requiring disclosure by us under Item 404 of Regulation S-K promulgated by the SEC.

Management

During 2006, none of our executive officers served as:

•	a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on our compensation policy committee, our Section 162(m) compensation committee or our compensation committee;

•	a director of another entity, one of whose executive officers served on our compensation policy committee, our Section 162(m) compensation committee or our compensation committee; or

•	a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as one of our directors.

Principal and selling stockholders
The following table sets forth the number and percentage of outstanding shares of our common stock beneficially owned as of December 31, 2006, by:

•	each named executive officer, as well as Mr. Rinkenberger;

•	each of our directors;

•	all our directors and current executive officers as a group;

•	each person known to us to beneficially own 5% or more of our common stock; and

•	the selling stockholders.

Unless otherwise indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power over the common stock shown as beneficially owned by them. The percentage of beneficial ownership is calculated on the basis of 20,525,660 shares of our common stock outstanding as of December 31, 2006.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to Offering			After Offering
			Number of
Name	Number	%	Shares Offered	Number	%

Directors and Executive Officers(1)(2)
Jack A. Hockema	185,000	*	—	185,000	*
John Barneson	48,000	*	—	48,000	*
Joseph P. Bellino	15,000	*	—	15,000	*
John M. Donnan	45,000	*	—	45,000	*
Daniel D. Maddox	11,334	*	—	11,334	*
Daniel J. Rinkenberger	24,000	*	—	24,000	*
Kerry A. Shiba	—	—	—	—	—
George Becker	1,039	*	—	1,039	*
Carl B. Frankel	1,213	*	—	1,213	*
Teresa A. Hopp	924	*	—	924	*
William F. Murdy	1,097	*	—	1,097	*
Alfred E. Osborne, Jr., Ph.D.	693	*	—	693	*
Georganne C. Proctor	1,386	*	—	1,386	*
Jack Quinn	1,386	*	—	1,386	*
Thomas M. Van Leeuwen	1,386	*	—	1,386	*
Brett E. Wilcox	1,386	*	—	1,386	*
All directors and current executive officers as a group (15 persons)	338,844	1.7%		338,844	1.7%
(footnotes on following page)

Principal and selling stockholders

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to Offering			After Offering
			Number of
Name	Number	%	Shares Offered	Number	%

5% Stockholders
Union VEBA Trust(3)	8,809,900	42.9%	2,517,955	6,291,945	30.7%
Jeffrey A. Altman(4)	1,406,179	6.9%	—	1,406,179	6.9%
Witmer Asset Management(5)	1,071,216	5.2%	—	1,071,216	5.2%
Charles H. Witmer(5)	1,100,216	5.4%	—	1,100,216	5.4%
Meryl B. Witmer(5)	1,090,216	5.3%	—	1,090,216	5.3%

Selling Stockholders
Union VEBA Trust(3)	8,809,900	42.9%	2,517,955	6,291,945	30.7%
Mason Capital Management, LLC	980,000	4.8%	980,000	—	—
Asbestos PI Trust	913,915	4.5%	913,915	—	—
Citigroup Global Markets Inc.	200,000	1.0%	200,000	—	—
Ore Hill Hub Fund Ltd.(6)	400,000	1.9%	400,000	—	—
Morgan Stanley & Co. Incorporated	298,266	1.5%	250,000	48,266	*
King Street Acquisition Company, L.L.C.(7)	200,000	1.0%	200,000	—	—

*	Indicates less than 1%

(1)	The shares held by our executive officers were received under our Equity Incentive Plan. Pursuant to the plan, these shares are restricted and are subject to forfeiture until July 6, 2009 (subject to certain exceptions related to termination of employment) and, consequently, may not be traded in the public market until such date.

(2)	Each of our independent directors received 693 shares of our common stock on August 1, 2006 under our Equity Incentive Plan. Pursuant to the plan, these shares are restricted and are subject to forfeiture until August 1, 2007 and, consequently, may not be traded in the public market until such date. In addition, certain of our directors elected to receive shares of our common stock in lieu of all or a portion of their annual cash retainer, including Messrs. Becker (346 shares), Frankel (520 shares), Murdy (404 shares), Quinn (693 shares), Van Leeuwen (693 shares) and Wilcox (693 shares) and Mmes. Hopp (231 shares) and Proctor (693 shares).

(3)	Shares beneficially owned by the Union VEBA Trust are as reported on the Form 13G filed by the Union VEBA Trust on July 24, 2006. Independent Fiduciary Services, Inc. in its capacity as independent fiduciary for the Union VEBA Trust has sole discretionary investment and voting power with respect to 8,809,900 shares. The number of shares offered and the number and percentage of shares beneficially owned after the offering by the Union VEBA Trust assume that the underwriters do not exercise their option to purchase additional shares from the Union VEBA Trust to cover any over allotment. If the underwriters exercise their option to purchase up to the full amount available, or 819,280 shares, the shares beneficially owned by the Union VEBA Trust after the offering and percentage ownership will be 5,472,665 and 26.7%, respectively. The principal address of the Union VEBA Trust is c/o National City Bank, as Trustee for Kaiser VEBA Trust, 20 Stanwix Street, Locator 46-25162, Pittsburgh, PA 15222.

(footnotes continued on following page)

Principal and selling stockholders

(4)	Shares beneficially owned by Jeffrey Altman are as reported on the Form 13G filed by Owl Creek I, L.P. on October 5, 2006. Of these shares, Owl Creek I, L.P. has shared investment and voting power with respect to 55,096 shares directly owned by it; Owl Creek II, L.P. has shared investment and voting power with respect to 472,960 shares directly owned by it; Owl Creek Advisors, LLC has shared investment and voting power with respect to 528,056 shares directly owned by Owl Creek I, L.P. and Owl Creek II, L.P.; Owl Creek Asset Management, L.P. has shared investment and voting power with respect to 878,123 shares directly owned by Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd.; and Jeffrey Altman has shared investment and voting power with respect to 1,406,179 shares directly owned by Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. Jeffrey Altman is the managing member of Owl Creek Advisors, LLC and the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs their operations. The principal address of Jeffrey Altman is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

(5)	Shares beneficially owned by Witmer Asset Management, Charles Witmer and Meryl Witmer are as reported on the Form 13G filed by Witmer Asset Management on September 28, 2006. Witmer Asset Management has shared investment and voting power with respect to 1,071,216 shares. Charles Witmer has sole investment and voting power with respect to 10,000 shares and has shared investment and voting power with respect to 1,090,216 shares. Meryl Witmer has shared investment and voting power with respect to 1,090,216 shares. The principal addresses of Witmer Asset Management, Charles Witmer and Meryl Witmer are One Dag Hammarskjold Plaza, 885 2nd Avenue, 31st Floor, New York, NY 10017.

(6)	Ore Hill Partners LLC, the investment advisor to Ore Hill Hub Fund Ltd., has shared investment and voting power with respect to these shares and, consequently, may be deemed to be a beneficial owner of such shares. Ore Hill Partners LLC disclaims such beneficial ownership.

(7)	Of the 200,000 shares held by King Street Acquisition Company, L.L.C., or KSAC, 66,000 are held for the benefit of King Street Capital L.P., or KSC L.P., and 134,000 are held for the benefit of King Street Capital Ltd., or KSC Ltd. King Street Advisors, L.L.C., or KSA, is the general partner of KSC L.P., and may be deemed to be a beneficial owner of the 66,000 shares beneficially owned by KSC L.P. King Street Capital Management, L.L.C., or KSCM, which has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P., and which is also the investment manager of KSC Ltd., may be deemed to be the beneficial owner of the 200,000 shares held by KSAC. Brian J. Higgins and O. Francis Biondi, Jr., each of whom is a management member of, and owner of a 50% interest in, each of KSA and KSCM, may each be deemed to be the beneficial owner of the 200,000 shares held by KSAC.

Certain relationships and related transactions
For a description of the Director Designation Agreement with the USW, see “Management—Director Designation Agreement with the USW.”
For a description of the Stock Transfer Restriction Agreement with the trustee of the Union VEBA Trust, see “Description of capital stock—Restrictions on Transfer of Common Stock—Stock Transfer Restriction Agreement.”
For a description of the Registration Rights Agreement with, and the registration rights granted to, the Union VEBA Trust, see “Shares eligible for future sale—Registration Rights.”
The registration statement of which this prospectus forms a part was filed pursuant to a request made by the Union VEBA Trust pursuant to the Registration Rights Agreement. The Union VEBA Trust is offering 2,517,955 shares of our common stock pursuant to this offering, constituting the maximum number of shares of our common stock that, as of the date of this prospectus, it may include in this offering under the Stock Transfer Restriction Agreement absent approval of our board of directors. At the request of the Union VEBA Trust, pursuant to the Stock Transfer Restriction Agreement and our certificate of incorporation, our board of directors has approved the sale by the Union VEBA Trust of up to 819,280 additional shares of our common stock pursuant to a 30-day option granted to the underwriters to cover over-allotments, if any, in connection with this offering. See “Underwriting.” In connection with such approval, the Union VEBA Trust agreed that, for purposes of determining whether any transfer of shares of common stock by the Union VEBA Trust following this offering is permissible under the Stock Transfer Restriction Agreement, the Union VEBA Trust will be deemed to have effected the transfer of any such additional shares sold by it pursuant to such option at the earliest possible date or dates the Union VEBA Trust would have been permitted to effect such transfer under the Stock Transfer Restriction Agreement absent such approval.
Our corporate governance guidelines, which were adopted by our board of directors on July 6, 2006 in connection with our emergence from chapter 11 bankruptcy, require that our board of directors conduct an appropriate review of all related-party transactions. The charter for the audit committee of our board of directors, which was adopted by the board of directors on the same day that our corporate governance guidelines were adopted, requires that any related-party transaction required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC must be approved by our audit committee. Neither the board of directors nor the audit committee has adopted specific policies or procedures for review or approval of related-party transactions.
The Director Designation Agreement, the Stock Transfer Restriction Agreement and the Registration Rights Agreement were authorized, executed and delivered in accordance with our plan of reorganization upon our emergence from chapter 11 bankruptcy and, accordingly, our corporate governance guidelines and audit committee charter, which were adopted upon emergence, were not applicable. The approval of the sale in this offering of shares of our common stock by the Union VEBA Trust beyond that number of shares otherwise permitted under the Stock Transfer Restriction Agreement and our certificate of incorporation was granted by our full board of directors in accordance with the express procedures set forth in our certificate of incorporation after extensive review and analysis, and was not separately reviewed and approved by the audit committee.

Description of capital stock
Our authorized capital stock consists of 45,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of December 31, 2006, there were 20,525,660 outstanding shares of common stock and 1,696,562 shares reserved and available for issuance under our Equity Incentive Plan. There are no outstanding shares of preferred stock. This offering will have no effect on the number of shares of common stock or preferred stock outstanding. The following description of our capital stock is only a summary, does not purport to be complete and is subject to and qualified by the full text of our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and of the applicable provisions of Delaware law.
COMMON STOCK
Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for payment of dividends. While we currently have no intention to pay regular dividends on our common stock, we may pay such dividends from time to time. The declaration and payment of dividends on our common stock, if any, will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the board of directors. In addition, our financing arrangements place restrictions on our ability to pay dividends. For a more complete description of these limitations, see “Dividend policy.” Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. Holders of our common stock do not have subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.
BLANK CHECK PREFERRED STOCK
Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.
Our certificate of incorporation permits us to issue up to 5,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to issue preferred shares and to fix before issuance the number of preferred shares to be issued and the designation, relative powers, preferences, rights and qualifications, limitations or restrictions of the preferred shares, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.
The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

Description of capital stock

As a result of these or other factors, the issuance of preferred stock could have an adverse effect on the market price of our common stock.
RESTRICTIONS ON TRANSFER OF COMMON STOCK
Amended and restated certificate of incorporation
In order to reduce the risk that any change in our ownership would jeopardize the preservation of our federal income tax attributes, including net operating loss carry-forwards, for purposes of Sections 382 and 383 of the Internal Revenue Code, our certificate of incorporation, as amended and restated upon our emergence from chapter 11 bankruptcy, prohibits certain transfers of our equity securities until the date, referred to as the Restriction Release Date, that is the earliest of:

•	July 6, 2016;

•	the repeal, amendment or modification of Section 382 of the Internal Revenue Code in such a way as to render us no longer subject to the restrictions imposed by Section 382;

•	the beginning of a taxable year in which none of the income tax benefits in existence on July 6, 2006 are currently available or will be available;

•	the determination by the board of directors that the restrictions will no longer apply;

•	a determination by the board of directors or the Internal Revenue Service that we are ineligible to use Section 382(l)(5) of the Internal Revenue Code permitting full use of the income tax benefits existing on July 6, 2006; and

•	an election by us for Section 382(l)(5) of the Internal Revenue Code not to apply.
Generally, our amended and restated certificate of incorporation prohibits a transfer of our equity securities if either:

•	the transferor is deemed a “5-percent shareholder” of our company pursuant to the Treasury Regulations, a 5% stockholder; or

•	as a result of such transfer, either (1) any person or group of persons would become a 5% stockholder, or (2) the percentage stock ownership of any 5% stockholder would be increased.
These transfers are referred to as 5% Transactions. The restrictions on transfer will not apply, however, if:

•	the transferor or transferee obtains the prior written approval of the board of directors;

•	in the case of a 5% Transaction by any holder of equity securities (other than the Union VEBA Trust), prior to such transaction, the board of directors determines in good faith, upon request of the transferor or transferee, that the proposed transfer is a 5% Transaction:

-	which, together with any 5% Transactions consummated during the previous three years, or since July 6, 2006, if shorter, represent aggregate 5% Transactions involving transfers of less than 45% of our equity securities issued and outstanding at the time of transfer; and

-	which, together with any 5% Transactions consummated during the previous three years, or since July 6, 2006, if shorter, and all 5% Transactions that the Union VEBA Trust may consummate without breach of the Stock Transfer Restriction Agreement, described below, during the three years following the time of transfer, represent, during any period of three consecutive years during the three years prior to the transfer, or since July 6, 2006, if shorter, and the three years after the

Description of capital stock

transfer, aggregate 5% Transactions involving transfers of less than 45% of the equity securities issued and outstanding at the time of transfer; or

•	in the case of a 5% Transaction by the Union VEBA Trust, such 5% Transaction does not result in a breach of the Stock Transfer Restriction Agreement, so long as, contemporaneously with such 5% Transaction, the Union VEBA Trust delivers to our board of directors a written notice setting forth the number and type of equity securities involved in, and the date of, such 5% Transaction.
Any approval or determination by the board of directors requires the affirmative vote of a majority of the total number of directors (assuming no vacancies). As a condition to granting any such approval or in connection with making any such determination, the board of directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the transferor or the transferee, which counsel must be reasonably acceptable to the board of directors, that the consummation of the proposed transfer will not result in the application of any limitation under Section 382 of the Internal Revenue Code on the use of the tax benefits described above taking into account any and all other transfers that have been consummated prior to receipt of the request relating to the proposed transfer, any and all other proposed transfers that have been approved by the board of directors prior to receipt of the request relating to the proposed transfer and any and all other proposed transfers for which the requests relating thereto have been received prior to receipt of the request relating to the proposed transfer.
Each certificate representing our equity securities issued prior to the Restriction Release Date will contain a legend referring to these restrictions on transfer and any purported transfer of our equity securities in violation of such restrictions will be null and void. The purported transferor will remain the owner of such transferred securities and the purported transferee will be required to turn over the transferred securities, together with any distributions received by the purported transferee with respect to the transferred securities after the purported transfer, to an agent authorized to sell such securities, if it can do so, in arm’s-length transactions that do not violate such restrictions. If the purported transferee resold such securities prior to receipt of our demand that they be so surrendered, the purported transferee will generally be required to transfer the proceeds from such distribution, together with any distributions received by the purported transferee with respect to the transferred securities after the purported transfer, to the agent. Any amounts held by the agent will be applied first to reimburse the agent for its expenses, then to reimburse the transferee for any payments made by the purported transferee to the transferor, and finally, if any amount remains, to pay the purported transferor. Any resale by the purported transferee will itself be subject to these restrictions on transfer.
Stock Transfer Restriction Agreement
On July 6, 2006, in connection with our emergence from chapter 11 bankruptcy, we also entered into a Stock Transfer Restriction Agreement with the trustee of the Union VEBA Trust. This summary is qualified in its entirety by the full text of the Stock Transfer Restriction Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Pursuant to the Stock Transfer Restriction Agreement, until the Restriction Release Date, except as described below the trustee of the Union VEBA Trust will be prohibited from transferring or otherwise disposing of more than 15% of the total number of shares of common stock issued pursuant to our plan of reorganization to the Union VEBA Trust in any 12-month period without the prior written approval of the board of directors in accordance with our amended and restated certificate of incorporation. Pursuant to the Stock Transfer Restriction Agreement, the trustee of the Union VEBA Trust also expressly acknowledged and agreed to comply with the restrictions on the transfer of our securities contained in our certificate of incorporation.

Description of capital stock

Simultaneously with the execution and delivery of the Stock Transfer Restriction Agreement, we entered into a registration rights agreement, or Registration Rights Agreement, with the trustee of the Union VEBA Trust and transferees of the Union VEBA Trust pursuant to the pre-effective date sales protocol discussed below. The Stock Transfer Restriction Agreement provides that, notwithstanding the general restriction on transfer described above, the Union VEBA Trust may transfer a larger percentage of its holdings through an underwritten offering.
Prior to March 31, 2007, the Union VEBA Trust may request in writing that we file a registration statement covering the resale of shares of our common stock equal to a maximum of 30% of the total number of shares of common stock received by the Union VEBA Trust pursuant to the plan of reorganization in an underwritten offering, as contemplated by the Registration Rights Agreement, so long as:

•	the number of shares of common stock to be sold is not more than 45% of the total number of shares of common stock received by the Union VEBA Trust pursuant to the plan of reorganization, less the number of shares included in all other transfers previously effected by the Union VEBA Trust during the preceding 36 months or since July 6, 2006, if shorter; and

•	the shares of common stock to be sold have a market value of not less than $60.0 million on the date the request is made.
In the event that no underwritten offering has been effected prior to, or is pending on, March 31, 2007, the Union VEBA Trust may transfer, in an underwritten offering pursuant to a “shelf” registration statement as contemplated by the Registration Rights Agreement, a number of shares of our common stock equal to 45% of the total number of shares of common stock received by the Union VEBA Trust pursuant to the plan of reorganization, less the number of shares included in all other transfers previously effected by the Union VEBA Trust during the preceding 36 months or since July 6, 2006, if shorter, so long as:

•	no such underwritten offering has been previously effected from a shelf registration statement;

•	the demand for such underwritten offering is made by the Union VEBA Trust between March 31, 2007 and April 1, 2008; and

•	the shares of common stock to be sold have a market value of not less than $60.0 million on the date such request is made.
If, through an underwritten offering, the Union VEBA Trust transfers a greater number of shares than the Union VEBA Trust could transfer under the general restriction on transfer described above, then, for purposes of determining whether any future transfer of shares of common stock by the Union VEBA Trust is permissible under the general restriction, the Union VEBA Trust will be deemed to have effected the transfer of the excess shares at the earliest possible date or dates the Union VEBA Trust would have been permitted to effect such transfer under the general restriction absent these exceptions. See “Certain relationships and related transactions.”
The plan of reorganization stated that on its effective date, 11,439,900 shares of our common stock would be contributed to the Union VEBA Trust. Prior to the effective date of the plan of reorganization, in accordance with a sales protocol established by order of the bankruptcy court, the Union VEBA Trust sold interests entitling the purchasers thereof to receive 2,630,000 shares of common stock that otherwise would have been issuable to the Union VEBA Trust on the effective date of the plan of reorganization. Accordingly, on the effective date, 8,809,900 shares of common stock were issued to the Union VEBA Trust. Pursuant to the terms of the sale protocol, unless we otherwise agree or it is determined in a ruling by the Internal Revenue Service that any such sale does not constitute a sale of shares on or following the effective date of the plan of reorganization for purposes of the applicable limitations of Section 382 of the Internal Revenue Code, the shares attributable to a

Description of capital stock

sale of all or part of the interest of the Union VEBA Trust will be deemed to have been received by the Union VEBA Trust on the effective date and sold on or after the effective date out of the permitted sale allocation under the Stock Transfer Restriction Agreement as if sold at the earliest possible date or dates such sales would have been permitted thereunder for purposes of determining the permissibility of future sales of shares under the Stock Transfer Restriction Agreement. A request for such a ruling has been filed with the Internal Revenue Service.
ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS
Our certificate of incorporation and our bylaws, together with our contractual arrangements with the USW and applicable Delaware state law, may discourage or make more difficult the acquisition of control of our company by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are intended to discourage, or may have the effect of discouraging, certain types of coercive takeover practices and inadequate takeover bids and are also intended to encourage a person seeking to acquire control of our company to first negotiate with us. We believe that these measures, many of which are substantially similar to the anti-takeover related measures in effect for numerous other publicly held companies, enhance our potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure the company, providing benefits that outweigh the disadvantages of discouraging such proposals because, among other things, such negotiation could improve the terms of such a proposal and protect the stockholders from takeover bids that the board of directors have determined to be inadequate. A description of these provisions is set forth below.
Classified board of directors
Our certificate of incorporation divides our board of directors into three classes of directors serving staggered three year terms. The existence of a classified board will make it more difficult for a third party to gain control of our board of directors by preventing such third party from replacing a majority of the directors at any given meeting of stockholders.
Removal of directors and filling vacancies in directorships
Our certificate of incorporation and bylaws provide that directors may be removed by the stockholders, with or without cause, only at a meeting of stockholders and by the affirmative vote of the holders of at least 67% of our stock generally entitled to vote in the election of directors. Our certificate of incorporation and bylaws provide that any vacancy on our board of directors or newly created directorship may be filled solely by the affirmative vote of a majority of the directors then in office or by a sole remaining director, and that any director so elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until such director’s successor has been elected and qualified. The limitations on the removal of directors and the filling of vacancies may deter a third party from seeking to remove incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.
Stockholder action and meetings of stockholders
Our certificate of incorporation and bylaws provide that special meetings of the stockholders may only be called by our chairman of the board, chief executive officer or president, or by the secretary of the company within 10 calendar days after the receipt of the written request of a majority of the total number of directors (assuming no vacancies), and further provide that, at any special meeting of stockholders, the only business that may be considered or conducted is business that is specified in the notice of such meeting or is otherwise properly brought before the meeting by the presiding officer or

Description of capital stock

by or at the direction of a majority of the directors (assuming no vacancies), effectively precluding the right of the stockholders to raise any business at any special meeting. Our certificate of incorporation also provides that the stockholders may not act by written consent in lieu of a meeting.
Advance notice requirements for stockholder proposals
Our bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders provide timely notice in writing to the corporate secretary. To be timely, a stockholder’s notice must be received not less than 60, nor more than 90, calendar days prior to the first anniversary date of the date on which we first mailed proxy materials for the prior year’s annual meeting of stockholders, except that, if there was no annual meeting in the prior year or if the annual meeting is called for a date that is not within 30 calendar days before or after that anniversary, notice must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting and the 10th calendar day following the date on which public disclosure of the date of the annual meeting is first made. Our bylaws also specify requirements as to the form and substance of notice. These provisions may make it more difficult for stockholders to bring matters before an annual meeting of stockholders.
Director nomination procedures
Nominations in accordance with our bylaws
Our bylaws provide that the nominations for election of directors by the stockholders will be made either by or at the direction of our board of directors or a committee thereof, or by any stockholder entitled to vote for the election of directors at the annual meeting at which such nomination is made. The bylaws require that stockholders intending to nominate candidates for election as directors provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60, nor more than 90, calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting of stockholders, except that, if there was no annual meeting during the prior year or if the annual meeting is called for a date that is not within 30 calendar days before or after that anniversary, notice by stockholders to be timely must be delivered not later than the close of business on the later of the 90th calendar day prior to the annual meeting and the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. Our bylaws also specify requirements as to the form and substance of notice. These provisions of our bylaws make it more difficult for stockholders to make nominations of directors.
Nominating and corporate governance committee
Our nominating and corporate governance committee is responsible for recommending to the board of directors director nominee candidates to be submitted to the stockholders for election at each annual meeting of stockholders. In accordance with this responsibility, the committee has adopted policies regarding the consideration of candidates for a position on our board of directors, including the procedures by which stockholders may propose candidates directly to the committee for consideration. Such policies provide an alternative to the rights granted to the stockholders by law and pursuant to our bylaws. These policies provide that a single stockholder or a group of stockholders that has beneficially owned more than 5% of the then outstanding common stock for at least one year as of the date of recommendation of a director candidate will be eligible to propose a director candidate to the nominating and corporate governance committee for consideration and evaluation by notice to such committee in accordance with such policies, including timely notice. To be timely, a stockholder’s notice must be received by the nominating and corporate governance committee not less than 120, nor more than 150, calendar days prior to the first anniversary of the date on which we first mailed proxy materials for the prior year’s annual meeting of stockholders, except that, if there was no annual

Description of capital stock

meeting in the prior year or if the annual meeting is called for a date that is not within 30 calendar days before or after that anniversary, notice must be received by the nominating and corporate governance committee no later than the close of business on the 10th calendar day following the date on which public disclosure of the date of the annual meeting is first made, unless such public disclosure specifies a different date. The policies also provide that any such candidate must (1) be independent in accordance with applicable independence criteria, (2) may not, other than as a member of our board of directors or a committee thereof, accept any consulting, advisory or other compensatory fee from us or our subsidiaries (other than the fixed amounts of compensation under a retirement plan for prior service, provided such compensation is not contingent on continued service), and (3) may not be an affiliated with us or any of our subsidiaries. Further, these policies establish criteria to be used by such committee to assess whether a candidate for a position on our board of directors has appropriate skills and experience. In addition, the USW will be able to nominate director candidates in accordance with the Director Designation Agreement.
Director Designation Agreement with the USW
Upon our emergence from chapter 11 bankruptcy, we entered into a Director Designation Agreement with the USW in order to effectuate the rights of the USW to nominate individuals to serve on our board of directors and specified committees thereof. Please see “Management— Director Designation Agreement with the USW” for a discussion of the Director Designation Agreement.
Authorized but unissued shares
Authorized but unissued shares of our common stock and preferred stock under our certificate of incorporation will be available for future issuance without stockholder approval, unless otherwise required pursuant to the rules of any national securities exchange or association on which our securities are traded from time to time. These additional shares will give our board of directors the flexibility to issue shares for a variety of proper corporate purposes, including in connection with future public offerings to raise additional capital or corporate acquisitions, without incurring the time and expense of soliciting a stockholder vote. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise. In addition, any future issuance of shares of common stock or preferred stock, whether or not in connection with an anti-takeover measure, could have the effect of diluting the earnings per share, book value per share and voting power of shares held by our stockholders.
Supermajority vote requirements
Delaware law provides generally that the affirmative vote, as a class, of the holders of a majority of each class of shares entitled to vote on any matter will be required to amend a corporation’s certificate of incorporation and that the affirmative vote of the holders of a majority of the shares present in person or represented by proxy identified to vote on any matter will be required to amend a corporation’s bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, require a vote by the holders of a greater number of shares. Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 67% of the shares of our stock generally entitled to vote in the election of directors in order to amend, repeal or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws, as the case may be, relating to (1) the time and place of meetings of the stockholders, (2) the calling of special meetings of stockholders, (3) the conduct or consideration of business at meetings of stockholders, (4) the filling of any vacancies on the board of directors or newly created directorships, (5) the removal of directors, (6) the nomination and election of directors, (7) the ability of the stockholders to act by written consent in lieu of a meeting, or (8) the number and terms of directors.

Description of capital stock

DELAWARE ANTI-TAKEOVER LAW
Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination” with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of the specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
Except as otherwise specified in Section 203, a “business combination” is defined to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Description of capital stock

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.
LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS
Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law, which provides that a corporation may limit the personal liability of its directors for monetary damages for breach of that individual’s fiduciary duties as a director except for liability for any of the following: (1) a breach of the director’s duty of loyalty to the corporation or its stockholders; (2) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law; (3) certain unlawful payments of dividends or unlawful stock repurchases or redemptions; or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our certificate of incorporation provides that we are required to indemnify our directors and officers to the fullest extent permitted or required by Delaware law, although, except with respect to certain actions, suits or proceedings to enforce rights to indemnification, a director or officer will only be indemnified with respect to any action, suit or proceeding such person initiated to the extent such action, suit or proceeding was authorized by the board of directors. Our certificate of incorporation also requires us to advance expenses incurred by a director or officer in connection with the defense of any action, suit or proceeding arising out of that person’s status or service as director or officer of the company or as director, officer, employee or agent of another enterprise, if serving at our request. In addition, our certificate of incorporation permits us to secure insurance to protect us and any director, officer, employee or agent of the company or any other corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss.
In addition, we have entered into indemnification agreements with each of our directors and executive officers containing provisions that obligate us to, among other things:

•	indemnify, defend and hold harmless the director or officer to the fullest extent permitted or required by Delaware law, except that, subject to certain exceptions, the director or officer will be indemnified with respect to a claim initiated by such director or officer against us or any other director or officer of the company only if we have joined in or consented to the initiation of such claim;

•	advance prior to the final disposition of any indemnifiable claim any and all expenses relating to, arising out of or resulting from any indemnifiable claim paid or incurred by the director or officer or which the director or officer determines is reasonably likely to be paid or incurred by him or her; and

•	utilize commercially reasonable efforts to cause to be maintained in effect policies of directors’ and officers’ liability insurance providing coverage that is at least substantially comparable in scope and amount to that provided by our policies of directors’ and officers’ liability insurance at the time the parties enter into such indemnification agreement.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Shares eligible for future sale
Upon completion of this offering, based upon the number of our shares of common stock outstanding as of December 31, 2006, there will be outstanding 20,525,660 shares of our common stock, of which 600,000 shares will be deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act of 1933, or the Securities Act. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
Restricted securities may be sold in the United States public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which rules are described below.
Subject to the provisions of the lock-up agreements, the 600,000 shares will be eligible for sale at various times pursuant to Rules 144 or 144(k).
RULE 144
In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 205,257 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale, which equals approximately 137,359 shares as of the date of this prospectus.

Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
RULE 144(K)
Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144.
LOCK-UP AGREEMENTS
For a description of the lock-up agreements with the underwriters that restrict sales of shares by us, the selling stockholders, one other stockholder and our executive officers and directors, see “Underwriting— No Sales of Similar Securities.”
REGISTRATION RIGHTS
Pursuant to the terms of a Registration Rights Agreement, we have provided the Union VEBA Trust with registration rights, including a demand registration right, a shelf registration right and “piggy-back” registration rights, with respect to our common stock. This registration has been effected because the Union VEBA Trust exercised its demand registration right. The other selling stockholders (except the Asbestos PI Trust) are parties to the Registration Rights Agreement and are participating in

Shares eligible for future sale

the registration pursuant to their respective rights under the Registration Rights Agreement. Commencing April 1, 2007, the Union VEBA Trust may demand that we prepare and file with the SEC a “shelf” registration statement covering the resale of certain securities held by the Union VEBA Trust. Our obligations to effect a shelf or piggy-back registration are subject to customary limitations. We are obligated to pay all expenses incidental to such registration, excluding underwriters’ discounts and commissions and certain legal fees and expenses. This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as an exhibit to our registration statement of which this prospectus forms a part. See “Certain relationships and related transactions.”

U.S. federal tax consequences to non-U.S. holders of common stock
The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder of our common stock other than:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b)(3) of the Internal Revenue Code;

•	a corporation (or an entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election in effect to be treated as a U.S. person pursuant to applicable Treasury Regulations.
This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, tax-exempt organizations, pass-through entities, financial institutions, brokers, dealers in securities and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, which generally is property held for investment.
Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to acquiring, holding and disposing of shares of our common stock.
DIVIDENDS
In general, dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount generally may be obtained by filing an appropriate claim for refund with the IRS.

U.S. federal tax consequences to non-U.S. holders of common stock

Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its “effectively connected earnings and profits,” subject to adjustments.
GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.
Because of the real property and manufacturing assets we own, we may be a “U.S. real property holding corporation.” Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Internal Revenue Code and applicable Treasury Regulations equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are, have been or become a U.S. real property holding corporation in the future, since our common stock is regularly traded on an established securities market, a Non-U.S. Holder who (actually or constructively) holds or held (at anytime during the shorter of the five-year period preceding the disposition or the holder’s holding period) more than 5% of our common stock would be subject to U.S. federal income tax on a disposition of our common stock but other Non-U.S. Holders generally would not be. If our common stock becomes not so traded, all Non-U.S. Holders would be subject to U.S. federal income tax on a disposition of our common stock.
You should consult your own tax advisor regarding our possible status as a “U.S. real property holding corporation” and its possible consequences in your particular circumstances.
INFORMATION REPORTING AND BACKUP WITHHOLDING
Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless a Non-U.S. Holder certifies on IRS Form W-8BEN or similar form as to its foreign status.

U.S. federal tax consequences to non-U.S. holders of common stock

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and foreign status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, a U.S. branch of a foreign bank or insurance company or a foreign partnership with various connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and certain other conditions are met; or

•	the holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income tax, a refund may be obtained, provided the required documents are timely filed with the IRS.
ESTATE TAX
Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Underwriting
The selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Bear, Stearns & Co. Inc. are the joint bookrunners of this offering and representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Lazard Capital Markets LLC

Total	5,461,870

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
OVER-ALLOTMENT OPTION
The Union VEBA Trust has granted the underwriters an option to buy up to 819,280 additional shares of common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the price and upon the terms stated in the underwriting agreement, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions to be paid by the selling stockholders to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 819,280 shares:

	No exercise	Full exercise

Per share	$	$
Total	$	$
We estimate that the total expenses of this offering payable by us will be approximately $1,450,000. We have agreed to pay the expenses associated with this offering, other than the underwriting discounts and commissions.
NO SALES OF SIMILAR SECURITIES
We, our executive officers and directors, the selling stockholders, and one other stockholder have entered into lock-up agreements with the underwriters. The lock-up agreements covering shares beneficially owned by our executive officers, directors and stockholders cover approximately 6,930,789 shares of common stock that will be held by these stockholders upon completion of this offering assuming no exercise of the underwriters’ over-allotment option. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Bear, Stearns & Co. Inc., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. The parties subject to these agreements will be subject to these restrictions for a period of 180 days after the date of the underwriting agreement, except that the agreement with respect to 11,334 shares will expire on March 31, 2007. These periods may be extended for a limited period if we issue an earnings release or material news or a material event relating to us occurs or we announce that we will release earnings during a specified period following the expiration of the agreement. These restrictions will not apply to issuances of restricted shares of common stock or employee stock options pursuant to the Equity Incentive Plan. At any time and without public notice, UBS Securities LLC and Bear, Stearns & Co. Inc. may, in their sole discretion, release some or all of the securities from these lock-up agreements.
INDEMNIFICATION AND CONTRIBUTION
We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we or they will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
NASDAQ GLOBAL MARKET QUOTATION
Our common stock is quoted on the Nasdaq Global Market under the symbol “KALU.”
PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

Underwriting

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq Global Market may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.
AFFILIATIONS AND OTHER SERVICES
Lazard Freres & Co. LLC (“Lazard Freres”) referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith. Lazard Freres has provided advisory services to us and our affiliates and has received fees in connection therewith, including a fee of $250,000 pursuant to an engagement letter dated as of November 28, 2006. Certain of the other underwriters or their affiliates have in the past provided commercial banking, financial advisory, investment banking or other services for us, one or more selling stockholders and their respective affiliates, for which they received customary fees. The underwriters and their affiliates may in the future provide these types of services to us, the selling stockholders and our respective affiliates.

Notice to investors
EUROPEAN ECONOMIC AREA
With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/ EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
UNITED KINGDOM
Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (FSMA) with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.
SWITZERLAND
Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters
The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Jones Day, Dallas, Texas. The underwriters have been represented by Davis Polk & Wardwell, New York, New York.
Experts
The financial statements as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes explanatory paragraphs (1) relating to an emphasis of a matter concerning our bankruptcy proceedings, (2) expressing substantial doubt about our ability to continue as a going concern, and (3) relating to our adoption of Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143,” effective December 31, 2005), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
With respect to our historical consolidated financial statements, Wharton Levin Ehrmantraut & Klein, P.A. has provided us with advice with respect to the state of the law related to asbestos claims in order to assist us in estimating these claims. With respect to our historical consolidated financial statements, Heller Ehrman LLP has advised us with respect to the law governing insurance for asbestos-related costs. After July 6, 2006, the effective date of our plan of reorganization, these estimates and related insurance were no longer necessary, so we do not expect to require the services of these experts for financial statements going forward.
Where you can find more information
We file reports and other information with the SEC. You may read and, for a fee, copy any document that we file with the SEC at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain the documents that we file electronically from the SEC website at http://www.sec.gov. Our reports and other information that we have filed, or that we may in the future file, with the SEC are not incorporated in and do not constitute part of this prospectus.
We are currently subject to the information requirements of the Exchange Act and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. We make these filings available on our website at http://www.kaiseraluminum.com. In addition, we will provide copies of our filings free of charge to our stockholders upon request.

Kaiser Aluminum Corporation and subsidiary companies

As more fully described in the accompanying financial statements, upon the Company’s emergence from chapter 11 bankruptcy on July 6, 2006, the Company adopted fresh start accounting and modified certain of its accounting policies. For accounting purposes, the adoption of fresh start accounting results in a new reporting entity and the financial statements of the entity before emergence are not considered to be comparable to the financial statements of the entity after emergence. As such, it may be more difficult to assess the Company’s future prospects based on the historical financial statements and information presented herein.

Kaiser Aluminum Corporation and subsidiary companies

Report of independent registered public accounting firm
To the Stockholders and the Board of Directors of
Kaiser Aluminum Corporation:
We have audited the accompanying consolidated balance sheets of Kaiser Aluminum Corporation (Debtor-In-Possession and subsidiary of MAXXAM Inc.) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income (loss), stockholders’ equity (deficit) and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kaiser Aluminum Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1, the Company and its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation (“KACC”), and certain of KACC’s subsidiaries have filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.
As discussed in Note 2, in 2005, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations— an interpretation of FASB Statement No. 143”, effective December 31, 2005.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2, the action of filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, losses from operations and stockholders’ capital deficiency raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
March 30, 2006

Kaiser Aluminum Corporation and subsidiary companies

CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2005

	(in millions of
	dollars, except share
	and per share
	amounts)
Assets
Current assets:
Cash and cash equivalents	$55.4	$49.5
Receivables:
Trade, less allowance for doubtful receivables of $6.9 and $2.9	97.4	94.6
Due from affiliate	8.0	—
Other	5.6	6.9
Inventories	105.3	115.3
Prepaid expenses and other current assets	19.6	21.0
Discontinued operations’ current assets	30.6	—

Total current assets	321.9	287.3
Investments in and advances to unconsolidated affiliate	16.7	12.6
Property, plant, and equipment— net	214.6	223.4
Restricted proceeds from sale of commodity interests	280.8	—
Personal injury-related insurance recoveries receivable	967.0	965.5
Goodwill	11.4	11.4
Other assets	31.1	38.7
Discontinued operations’ long-term assets	38.9	—

Total	$1,882.4	$1,538.9

Liabilities and Stockholders’ Equity (Deficit)
Liabilities not subject to compromise—
Current liabilities:
Accounts payable	$51.8	$51.4
Accrued interest	.9	1.0
Accrued salaries, wages, and related expenses	48.9	42.0
Other accrued liabilities	73.7	55.2
Payable to affiliate	14.7	14.8
Long-term debt— current potion	1.2	1.1
Discontinued operations’ current liabilities	57.7	2.1

Total current liabilities	248.9	167.6
Long-term liabilities	32.9	42.0
Long-term debt	2.8	1.2
Discontinued operations’ liabilities (liabilities subject to compromise)	26.4	68.5

	311.0	279.3
Liabilities subject to compromise	3,954.9	4,400.1
Minority interests	.7	.7
Commitments and contingencies
Stockholders’ equity (deficit):
Common stock, par value $.01, authorized 125,000,000 shares; issued and outstanding 79,680,645 and 79,671,531 shares	.8	.8
Additional capital	538.0	538.0
Accumulated deficit	(2,917.5)	(3,671.2)
Accumulated other comprehensive income (loss)	(5.5)	(8.8)

Total stockholders’ equity (deficit)	(2,384.2)	(3,141.2)

Total	$1,882.4	$1,538.9

The accompanying notes to consolidated financial statements are an integral part of these statements.

Kaiser Aluminum Corporation and subsidiary companies

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

	Year ended December 31,

	2003	2004	2005

	(in millions of dollars,
	except share and per share
	amounts)
Net sales	$710.2	$942.4	$1,089.7

Costs and expenses:
Cost of products sold	681.2	852.2	951.1
Depreciation and amortization	25.7	22.3	19.9
Selling, administrative, research and development, and general	92.5	92.3	50.9
Other operating charges, net	141.6	793.2	8.0

Total costs and expenses	941.0	1,760.0	1,029.9

Operating income (loss)	(230.8)	(817.6)	59.8
Other income (expense):
Interest expense (excluding unrecorded contractual interest expense of $95.0 in 2003, 2004 and 2005)	(9.1)	(9.5)	(5.2)
Reorganization items	(27.0)	(39.0)	(1,162.1)
Other— net	(5.2)	4.2	(2.4)

Loss before income taxes and discontinued operations	(272.1)	(861.9)	(1,109.9)
Provision for income taxes	(1.5)	(6.2)	(2.8)

Loss from continuing operations	(273.6)	(868.1)	(1,112.7)

Discontinued operations:
Loss from discontinued operations, net of income taxes, including minority interests	(514.7)	(5.3)	(2.5)
Gain from sale of commodity interests	—	126.6	366.2

Income (loss) from discontinued operations	(514.7)	121.3	363.7

Cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	—	—	(4.7)

Net loss	$(788.3)	$(746.8)	$(753.7)

Earnings (loss) per share— Basic/ Diluted:
Loss from continuing operations	$(3.41)	$(10.88)	$(13.97)

Income (loss) from discontinued operations	$(6.42)	$1.52	$4.57

Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	$—	$—	$(.06)

Net loss	$(9.83)	$(9.36)	$(9.46)

Weighted average shares outstanding (000):
Basic/ Diluted	80,175	79,815	79,675

The accompanying notes to consolidated financial statements are an integral part of these statements.

Kaiser Aluminum Corporation and subsidiary companies

STATEMENTS OF CONSOLIDATED STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

				Accumulated
				other
	Common	Additional	Accumulated	comprehensive
	stock	capital	deficit	income (loss)	Total

	(in millions of dollars)
BALANCE, December 31, 2002	$.8	$539.9	$(1,382.4)	$(243.9)	$(1,085.6)
Net loss	—	—	(788.3)	—	(788.3)
Minimum pension liability adjustment	—	—	—	138.6	138.6
Unrealized net decrease in value of derivative instruments arising during the year	—	—	—	(1.6)	(1.6)
Reclassification adjustment for net realized gains on derivative instruments included in net loss	—	—	—	(1.0)	(1.0)

Comprehensive income (loss)					(652.3)
Restricted stock cancellations	—	(1.0)	—	—	(1.0)
Restricted stock accretion	—	.2	—	—	.2

BALANCE, December 31, 2003	.8	539.1	(2,170.7)	(107.9)	(1,738.7)
Net loss	—	—	(746.8)	—	(746.8)
Minimum pension liability adjustment	—	—	—	97.9	97.9
Unrealized net decrease in value of derivative instruments arising during the year	—	—	—	2.1	2.1
Reclassification adjustment for net realized losses on derivative instruments included in net loss	—	—	—	2.4	2.4

Comprehensive income (loss)					(644.4)
Restricted stock cancellations	—	(1.1)	—	—	(1.1)

BALANCE, December 31, 2004	.8	538.0	(2,917.5)	(5.5)	(2,384.2)
Net loss	—	—	(753.7)	—	(753.7)
Minimum pension liability adjustment	—	—	—	(3.2)	(3.2)
Unrealized net decrease in value of derivative instruments arising during the year	—	—	—	(.3)	(.3)
Reclassification adjustment for net realized gains on derivative instruments included in net loss	—	—	—	.2	.2

Comprehensive income (loss)					(757.0)

BALANCE, December 31, 2005	$.8	$538.0	$(3,671.2)	$(8.8)	$(3,141.2)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Kaiser Aluminum Corporation and subsidiary companies

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year ended December 31,

	2003	2004	2005

	(in millions of dollars)
Cash flows from operating activities:
Net loss	$(788.3)	$(746.8)	$(753.7)
Less net (loss) income from discontinued operations	(514.7)	121.3	363.7

Net loss from continuing operations, including loss from cumulative effect of adopting change in accounting in 2005	(273.6)	(868.1)	(1,117.4)
Adjustments to reconcile net loss from continuing operations to net cash used by continuing operations
Non-cash charges in reorganization items in 2005 and other operating charges in 2004 and 2003	161.7	805.3	1,131.5
Depreciation and amortization (including deferred financing costs of $4.7, $5.8 and $4.4, respectively)	30.4	28.1	24.3
Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	—	—	4.7
Gains— sale of Tacoma facility in 2003; sales of real estate in 2005	(14.5)	—	(.2)
Equity in (income) loss of unconsolidated affiliate, net of distributions	1.0	(4.0)	1.5
Decrease (increase) in trade and other receivables	(13.3)	(30.5)	9.3
Decrease (increase) in inventories, excluding LIFO adjustments and other non-cash operating items	10.7	(24.5)	(9.4)
Decrease (increase) in prepaid expenses and other current assets	3.1	.8	—
Increase (decrease) in accounts payable and accrued interest	8.1	16.4	(2.4)
Increase (decrease) in other accrued liabilities	9.8	(18.6)	(15.0)
Increase in payable to affiliates	.2	3.3	.1
(Decrease) increase in accrued and deferred income taxes	(4.1)	1.7	(4.3)
Net cash impact of changes in long-term assets and liabilities	27.1	(11.5)	(25.0)
Net cash (used) provided by discontinued operations	(29.5)	64.0	17.9
Other	(4.0)	(.4)	1.3

Net cash (used) provided by operating activities	(86.9)	(38.0)	16.9

Cash flows from investing activities:
Capital expenditures	(8.9)	(7.6)	(31.0)
Net proceeds from dispositions: interests in office building complex in 2003, real estate and equipment in 2004, primarily Tacoma facility and real estate in 2005	83.0	2.3	.9
Net cash provided (used) by discontinued operations; primarily proceeds from sale of Alpart-related capital expenditures in 2003 and commodity interests in 2004 and 2005	(25.0)	356.7	401.4

Net cash provided by investing activities	49.1	351.4	371.3

Cash flows from financing activities:
Financing costs, primarily DIP Facility related	(4.1)	(2.4)	(3.7)
Repayment of debt	—	—	(1.7)
Increase in restricted cash	—	—	(1.5)
Net cash used by discontinued operations; primarily increase in restricted cash and payment of Alpart CARIFA loan of $14.6 in 2004 and increase in restricted cash in 2005	—	(291.1)	(387.2)

Net cash used by financing activities	(4.1)	(293.5)	(394.1)

Net (decrease) increase in cash and cash equivalents during the year	(41.9)	19.9	(5.9)
Cash and cash equivalents at beginning of year	77.4	35.5	55.4

Cash and cash equivalents at end of year	$35.5	$55.4	$49.5

Supplemental disclosure of class flow information:
Interest paid, net of capitalized interest of $.2, $.1, and $.6	$4.0	$3.8	$.7
Less interest paid by discontinued operations, net of capitalized interest of $.9 in 2003	(1.2)	(.9)	—

	$2.8	$2.9	$.7

Income taxes paid	$46.1	$10.7	$22.3
Less income taxes paid by discontinued operations	(41.3)	(10.7)	(18.9)

	$4.8	$—	$3.4

The accompanying notes to consolidated financial statements are an integral part of these statements.

Kaiser Aluminum Corporation and subsidiary companies

Notes to consolidated financial statements
(In millions of dollars, except prices and per share amounts)
NOTE 1— REORGANIZATION PROCEEDINGS
Background
Kaiser Aluminum Corporation (“Kaiser”, “KAC” or the “Company”), its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation (“KACC”), and 24 of KACC’s subsidiaries filed separate voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Court”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Code”); the Company, KACC and 15 of KACC’s subsidiaries (the “Original Debtors”) filed in the first quarter of 2002 and nine additional KACC subsidiaries (the “Additional Debtors”) filed in the first quarter of 2003. In December 2005, four of the KACC subsidiaries were dissolved pursuant to two separate plans of liquidation as more fully discussed below. The Company, KACC and the remaining 20 KACC subsidiaries continue to manage their businesses in the ordinary course as debtors-in-possession subject to the control and administration of the Court. The Original Debtors and Additional Debtors are collectively referred to herein as the “Debtors” and the Chapter 11 proceedings of these entities are collectively referred to herein as the “Cases” and the Company, KACC and the remaining 20 KACC subsidiaries are collectively referred to herein as the “Reorganizing Debtors.” For purposes of this Report, the term “Filing Date” means, with respect to any particular Debtor, the date on which such Debtor filed its Case. None of KACC’s non-U.S. joint ventures were included in the Cases.
During the first quarter of 2002, the Original Debtors filed separate voluntary petitions for reorganization. The wholly-owned subsidiaries of KACC included in such filings were: Kaiser Bellwood Corporation (“Bellwood”), Kaiser Aluminium International, Inc. (“KAII”), Kaiser Aluminum Technical Services, Inc. (“KATSI”), Kaiser Alumina Australia Corporation (“KAAC”) (and its wholly-owned subsidiary, Kaiser Finance Corporation (“KFC”)) and ten other entities with limited balances or activities.
The Original Debtors found it necessary to file the Cases primarily because of liquidity and cash flow problems of the Company and its subsidiaries that arose in late 2001 and early 2002. The Company was facing significant near-term debt maturities at a time of unusually weak aluminum industry business conditions, depressed aluminum prices and a broad economic slowdown that was further exacerbated by the events of September 11, 2001. In addition, the Company had become increasingly burdened by asbestos litigation and growing legacy obligations for retiree medical and pension costs. The confluence of these factors created the prospect of continuing operating losses and negative cash flows, resulting in lower credit ratings and an inability to access the capital markets.
On January 14, 2003, the Additional Debtors filed separate voluntary petitions for reorganization. The wholly-owned subsidiaries included in such filings were: Kaiser Bauxite Company (“KBC”), Kaiser Jamaica Corporation (“KJC”), Alpart Jamaica Inc. (“AJI”), Kaiser Aluminum & Chemical of Canada Limited (“KACOCL”) and five other entities with limited balances or activities. Ancillary proceedings in respect of KACOCL and two Additional Debtors were also commenced in Canada simultaneously with the January 14, 2003 filings.
The Cases filed by the Additional Debtors were commenced, among other reasons, to protect the assets held by these Debtors against possible statutory liens that might have arisen and been enforced by the Pension Benefit Guaranty Corporation (“PBGC”) primarily as a result of the Company’s failure to meet a $17.0 accelerated funding requirement to its salaried employee retirement plan in January 2003

Notes to consolidated financial statements

(see Note 9 for additional information regarding the accelerated funding requirement). The filing of the Cases by the Additional Debtors had no impact on the Company’s day-to-day operations.
The outstanding principal of, and accrued interest on, all debt of the Debtors became immediately due and payable upon commencement of the Cases. However, the vast majority of the claims in existence at the Filing Date (including claims for principal and accrued interest and substantially all legal proceedings) are stayed (deferred) during the pendency of the Cases. In connection with the filing of the Debtors’ Cases, the Court, upon motion by the Debtors, authorized the Debtors to pay or otherwise honor certain unsecured pre-Filing Date claims, including employee wages and benefits and customer claims in the ordinary course of business, subject to certain limitations and to continue using the Company’s existing cash management systems. The Reorganizing Debtors also have the right to assume or reject executory contracts existing prior to the Filing Date, subject to Court approval and certain other limitations. In this context, “assumption” means that the Reorganizing Debtors agree to perform their obligations and cure certain existing defaults under an executory contract and “rejection” means that the Reorganizing Debtors are relieved from their obligations to perform further under an executory contract and are subject only to a claim for damages for the breach thereof. Any claim for damages resulting from the rejection of a pre-Filing Date executory contract is treated as a general unsecured claim in the Cases.
Case administration
Generally, pre-Filing Date claims, including certain contingent or unliquidated claims, against the Debtors will fall into two categories: secured and unsecured. Under the Code, a creditor’s claim is treated as secured only to the extent of the value of the collateral securing such claim, with the balance of such claim being treated as unsecured. Unsecured and partially secured claims do not accrue interest after the Filing Date. A fully secured claim, however, does accrue interest after the Filing Date until the amount due and owing to the secured creditor, including interest accrued after the Filing Date, is equal to the value of the collateral securing such claim. The bar dates (established by the Court) by which holders of pre-Filing Date claims against the Debtors (other than asbestos-related personal injury claims) could file their claims have passed. Any holder of a claim that was required to file such claim by such bar date and did not do so may be barred from asserting such claim against any of the Debtors and, accordingly, may not be able to participate in any distribution in any of the Cases on account of such claim. The Company has not yet completed its analysis of all of the proofs of claim to determine their validity. However, during the course of the Cases, certain matters in respect of the claims have been resolved. Material provisions in respect of claim settlements are included in the accompanying financial statements and are fully disclosed elsewhere herein. The bar dates do not apply to asbestos-related personal injury claims, for which no bar date has been set.
Two creditors’ committees, one representing the unsecured creditors (the “UCC”) and the other representing the asbestos claimants (the “ACC”), have been appointed as official committees in the Cases and, in accordance with the provisions of the Code, have the right to be heard on all matters that come before the Court. In August 2003, the Court approved the appointment of a committee of salaried retirees (the “1114 Committee” and, together with the UCC and the ACC, the “Committees”) with whom the Debtors negotiated necessary changes, including the modification or termination, of certain retiree benefits (such as medical and insurance) under Section 1114 of the Code. The Committees, together with the Court-appointed legal representatives for (a) potential future asbestos claimants (the “Asbestos Futures’ Representative”) and (b) potential future silica and coal tar pitch volatile claimants (the “Silica/CTPV Futures’ Representative” and, collectively with the Asbestos Futures’ Representative, the “Futures’ Representatives”), have played and will continue to play important roles in the Cases and in the negotiation of the terms of any plan or plans of reorganization.

Notes to consolidated financial statements

The Debtors are required to bear certain costs and expenses for the Committees and the Futures’ Representatives, including those of their counsel and other advisors.
Commodity-related and inactive subsidiaries
As previously disclosed, the Company generated net cash proceeds of approximately $686.8 from the sale of its interests in and related to Queensland Alumina Limited (“QAL”) and Alumina Partners of Jamaica (“Alpart”). The Company’s interests in and related to QAL were owned by KAAC and KFC. The Company’s interests in and related to Alpart were owned by AJI and KJC. Throughout 2005, the proceeds were being held in separate escrow accounts pending distribution to the creditors of AJI, KJC, KAAC and KFC (collectively the “Liquidating Subsidiaries”) pursuant to certain liquidating plans.
During November 2004, the Liquidating Subsidiaries filed separate joint plans of liquidation and related disclosure statements with the Court. Such plans, together with the disclosure statements and all amendments filed thereto, are referred to as the “Liquidating Plans.” In general, the Liquidating Plans provided for the vast majority of the net sale proceeds to be distributed to the PBGC and the holders of KACC’s 9 7/8% and 10 7/8% Senior Notes (the “Senior Notes”) and claims with priority status.
As previously disclosed in 2004, a group of holders (the “Sub Note Group”) of KACC’s 12 3/4% Senior Subordinated Notes (the “Sub Notes”) formed an unofficial committee to represent all holders of Sub Notes and retained its own legal counsel. The Sub Note Group asserted that the Sub Note holders’ claims against the subsidiary guarantors (and in particular the Liquidating Subsidiaries) may not, as a technical matter, be contractually subordinated to the claims of the holders of the Senior Notes against the subsidiary guarantors (including AJI, KJC, KAAC and KFC). A separate group that holds both Sub Notes and Senior Notes made a similar assertion, but also, maintained that a portion of the claims of holders of Senior Notes against the subsidiary guarantors were contractually senior to the claims of holders of Sub Notes against the subsidiary guarantors. The effect of such positions, if ultimately sustained, would be that the holders of Sub Notes would be on a par with all or portion of the holders of the Senior Notes in respect of proceeds from sales of the Company’s interests in and related to the Liquidating Subsidiaries.
The Court ultimately approved the disclosure statements related to the Liquidating Plans in February 2005. In April 2005, voting results on the Liquidating Plans were filed with the Court by the Debtors’ claims agent. Based on these results, the Court determined that a sufficient volume of creditors (in number and amount) had voted to accept the Liquidating Plans to permit confirmation proceedings with respect to the Liquidating Plans to go forward even though the filing by the claims agent also indicated that holders of the Sub Notes, as a group, voted not to accept the Liquidating Plans. Accordingly, the Court conducted a series of evidentiary hearings to determine the allocation of distributions among holders of the Senior Notes and the Sub Notes. In connection with those proceedings, the Court also determined that there could be an allocation to the Parish of St. James, State of Louisiana, Solid Waste Revenue Bonds (the “Revenue Bonds”) of up to $8.0 and ruled against the position asserted by the separate group that holds both Senior Notes and the Sub Notes.
On December 20, 2005, the Court confirmed the Liquidating Plans (subject to certain modifications). Pursuant to the Court’s order, the Liquidating Subsidiaries were authorized to make partial cash distributions to certain of their creditors, while reserving sufficient amounts for future distributions until the Court resolved the contractual subordination dispute among the creditors of these subsidiaries and for the payment of administrative and priority claims and trust expenses. The Court’s ruling did not resolve the dispute between the holders of the Senior Notes and the holders of the Sub Notes

Notes to consolidated financial statements

(more fully described below) regarding their respective entitlement to certain of the proceeds from sale of interests by the Liquidating Subsidiaries (the “Senior Note-Sub Note Dispute”). However, as a result of the Court’s approval, all restricted cash or other assets held on behalf of or by the Liquidating Subsidiaries were transferred to a trustee in accordance with the terms of the Liquidating Plans. The trustee was then authorized to make partial cash distributions after setting aside sufficient reserves for amounts subject to the Senior Note-Sub Note Dispute (approximately $213.0) and for the payment of administrative and priority claims and trust expenses (approximately $40.0). After such reserves, the partial distribution totaled approximately $430.0, of which, pursuant to the Liquidating Plans, approximately $196.0 was paid to the PBGC and $202.0 amount was paid to the indenture trustees for the Senior Notes for subsequent distribution to the holders of the Senior Notes. Of the remaining partial distribution, approximately $21.0 was paid to KACC and $11.0 was paid to the PBGC on behalf of KACC. Partial distributions were made in late December 2005 and, in connection with the effectiveness of the Liquidating Plans, the Liquidating Subsidiaries were deemed to be dissolved and took the actions necessary to dissolve and terminate their corporate existence.
On December 22, 2005, the Court issued a decision in connection with the Senior Note-Sub Note Dispute, finding in favor of the Senior Notes. On January 10, 2006, the Court held a hearing on a motion by the indenture trustee for the Sub Notes to stay distribution of the amounts reserved under the Liquidating Plans in respect of the Senior Note-Sub Note Dispute pending appeals in respect of the Court’s December 22, 2005 decision that the Sub Notes were contractually subordinate to the Senior Notes in regard to certain subsidiary guarantors (particularly the Liquidating Subsidiaries) and that certain parties were not due certain reimbursements. An agreement was reached at the hearing and subsequently approved by Court order dated March 7, 2006, authorizing the trustee to distribute the amounts reserved to the indenture trustees for the Senior Notes and further authorize the indenture trustees to make distributions to holders of the Senior Notes while such appeals proceed, in each case subject to the terms and conditions stated in the order.
Based on the objections and pleadings filed by the Sub Note Group and the group that holds Sub Notes and the Senior Notes and the assumptions and estimates upon which the Liquidating Plans are based, if the holders of Sub Notes were ultimately to prevail on their appeal, the Liquidating Plans indicated that it is possible that the holders of the Sub Notes could receive between approximately $67.0 and approximately $215.0 depending on whether the Sub Notes were determined to rank on par with a portion or all of the Senior Notes. Conversely, if the holders of the Senior Notes prevail on appeal, then the holders of the Sub Notes will receive no distributions under Liquidating Plans. The Company believes that the intent of the indentures in respect of the Senior Notes and the Sub Notes was to subordinate the claims of the Sub Note holders in respect of the subsidiary guarantors (including the Liquidating Subsidiaries) and that the Court’s ruling on December 22, 2005, was correct. The Company cannot predict, however, the ultimate resolution of the matters raised by the Sub Note Group, or the other group, on appeal, when any such resolution will occur, or what impact any such resolution may have on the Company, the Cases or distributions to affected note holders.
The distributions in respect of the Liquidating Plans also settled substantially all amounts due between KACC and the creditors of the Liquidating Subsidiaries pursuant to the Intercompany Settlement Agreement (the “Intercompany Agreement”) that went into affect in February 2005 other than certain payments of alternative minimum tax paid by the Company that it expects to recoup from the liquidating trust for the KAAC and KFC joint plan of liquidation (the “KAAC/ KFC Plan”) during the second half of 2006 in connection with a 2005 tax return (see Note 8). The Intercompany Agreement also resolved substantially all pre- and post-petition intercompany claims among the Debtors.
KBC is being dealt with in the KACC plan of reorganization as more fully discussed below.

Notes to consolidated financial statements

Entities containing the fabricated products and certain other operations
Under the Code, claims of individual creditors must generally be satisfied from the assets of the entity against which that creditor has a lawful claim. The claims against the entities containing the Fabricated products and certain other operations have to be resolved from the available assets of KACC, KACOCL, and Bellwood, which generally include the fabricated products plants and their working capital, the interests in and related to Anglesey Aluminium Limited (“Anglesey”) and proceeds received by such entities from the Liquidating Subsidiaries under the Intercompany Agreement. Sixteen of the Reorganizing Debtors have no material ongoing activities or operations and have no material assets or liabilities other than intercompany claims (which were resolved pursuant to the Intercompany Agreement). The Company has previously disclosed that it believed that it is likely that most of these entities will ultimately be merged out of existence or dissolved in some manner.
In June 2005, KAC, KACC, Bellwood and KACOCL and 17 of KACC’s subsidiaries (i.e., the Reorganizing Debtors) filed a plan of reorganization and related disclosure statement with the Court. Following an interim filing in August 2005, in September 2005, the Reorganizing Debtors filed amended plans of reorganization (as modified, the “Kaiser Aluminum Amended Plan”) and related amended disclosure statements (the “Kaiser Aluminum Amended Disclosure Statement”) with the Court. In December 2005, with the consent of creditors and the Court, KBC was added to the Kaiser Aluminum Amended Plan.
The Kaiser Aluminum Amended Plan, in general (subject to the further conditions precedent as outlined below), resolves substantially all pre-Filing Date liabilities of the Remaining Debtors under a single joint plan of reorganization. In summary, the Kaiser Aluminum Amended Plan provides for the following principal elements:

(a) All of the equity interests of existing stockholders of the Company would be cancelled without consideration.

(b) All post-petition and secured claims would either be assumed by the emerging entity or paid at emergence (see “Exit Cost” discussion below).

(c) Pursuant to agreements reached with salaried and hourly retirees in early 2004, in consideration for the agreed cancellation of the retiree medical plan, as more fully discussed in Note 9, KACC is making certain fixed monthly payments into Voluntary Employee Beneficiary Associations (“VEBAs”) until emergence and has agreed thereafter to make certain variable annual VEBA contributions depending on the emerging entity’s operating results and financial liquidity. In addition, upon emergence the VEBAs are entitled to receive a contribution of 66.9% of the new common stock of the emerged entity.

(d) The PBGC will receive a cash payment of $2.5 and 10.8% of the new common stock of the emerged entity in respect of its claims against KACOCL. In addition, as described in (f) below, the PBGC will receive shares of new common stock based on its direct claims against the Remaining Debtors (other than KACOCL) and its participation, indirectly through the KAAC/ KFC Plan in claims of KFC against KACC, which the Company currently estimates will result in the PBGC receiving an additional 5.4% of the new common stock of the emerged entity (bringing the PBGC’s total ownership percentage of the new entity to approximately 16.2%). The $2.5 cash payment discussed above is in addition to the cash amounts the Company has already paid the PBGC (see Note 9) and that the PBGC has received and will receive from the Liquidating Subsidiaries under the Liquidating Plans.

Notes to consolidated financial statements

(e) Pursuant to an agreement reached in early 2005, all pending and future asbestos-related personal injury claims, all pending and future silica and coal tar pitch volatiles personal injury claims and all hearing loss claims would be resolved through the formation of one or more trusts to which all such claims would be directed by channeling injunctions that would permanently remove all liability for such claims from the Debtors. The trusts would be funded pursuant to statutory requirements and agreements with representatives of the affected parties, using (i) the Debtors’ insurance assets, (ii) $13.0 in cash from KACC, (iii) 100% of the equity in a KACC subsidiary whose sole asset will be a piece of real property that produces modest rental income, and (iv) the new common stock of the emerged entity to be issued as per (f) below in respect of approximately $830.0 of intercompany claims of KFC against KACC that are to be assigned to the trust, which the Company currently estimates will entitle the trusts to receive approximately 6.4% of the new common stock of the emerged entity.

(f) Other pre-petition general unsecured claims against the Remaining Debtors (other than KACOCL) are entitled to receive approximately 22.3% of the new common stock of the emerging entity in the proportion that their allowed claim bears to the total amount of allowed claims. Claims that are expected to be within this group include (i) any claims of the Senior Notes, the Sub Notes and PBGC (other than the PBGC’s claim against KACOCL), (ii) the approximate $830.0 of intercompany claims that will be assigned to the personal injury trust(s) referred to in (e) above, and (iii) all unsecured trade and other general unsecured claims, including approximately $276.0 of intercompany claims of KFC against KACC. However, holders of general unsecured claims not exceeding a specified small amount will receive a cash payment equal to approximately 2.9% of their agreed claim value in lieu of new common stock. In accordance with the contractual subordination provisions of the indenture governing the Sub Notes and terms of the settlement between the holders of the Senior Notes and the holders of the Revenue Bonds, the new common stock or cash that would otherwise be distributed to the holders of the Sub Notes in respect of their claims against the Debtors would instead be distributed to holders of the Senior Notes and the Revenue Bonds on a pro rata basis based on the relative allowed amounts of their claims.
The Kaiser Aluminum Amended Plan was accepted by all classes of creditors entitled to vote on it and the Kaiser Aluminum Amended Plan was confirmed by the Court on February 6, 2006. The confirmation order remains subject to motions for review and appeals filed by certain of KACC’s insurers and must still be adopted or affirmed by the United States District Court. Other significant conditions to emergence include completion of the Company’s exit financing, listing of the new common stock on the NASDAQ stock market and formation of certain trusts for the benefit of different groups of torts claimants. As provided in the Kaiser Aluminum Amended Plan, once the Court’s confirmation order is adopted or affirmed by the United States District Court, even if the affirmation order is appealed, the Company can proceed to emerge if the United States District Court does not stay its order adopting or affirming the confirmation order and the key constituents in the Chapter 11 proceedings agree. Assuming the United States District Court adopts or affirms the confirmation order, the Company believes that it is possible that it will emerge before May 11, 2006. No assurances can be given that the Court’s confirmation order will ultimately be adopted or affirmed by the United States District Court or that the transactions contemplated by the Kaiser Aluminum Amended Plan will ultimately be consummated.
At emergence from Chapter 11, the Reorganizing Debtors will have to pay or otherwise provide for a material amount of claims. Such claims include accrued but unpaid professional fees, priority pension, tax and environmental claims, secured claims, and certain post-petition obligations (collectively, “Exit Costs”). The Company currently estimates that its Exit Costs will be in the range of $45.0 to $60.0.

Notes to consolidated financial statements

The Company currently expects to fund such Exit Costs using existing cash resources and borrowing availability under an exit financing facility that would replace the current Post-Petition Credit Agreement (see Note 7). If funding from existing cash resources and borrowing availability under an exit financing facility are not sufficient to pay or otherwise provide for all Exit Costs, the Company and KACC will not be able to emerge from Chapter 11 unless and until sufficient funding can be obtained. Management believes it will be able to successfully resolve any issues that may arise in respect of an exit financing facility or be able to negotiate a reasonable alternative. However, no assurance can be given in this regard.
Financial statement presentation
The accompanying consolidated financial statements have been prepared in accordance with American Institute of Certified Professional Accountants (“AICPA”) Statement of Position 90-7 (“SOP 90-7”), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, and on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. However, as a result of the Cases, such realization of assets and liquidation of liabilities are subject to a significant number of uncertainties.
Upon emergence from the Cases, the Company expects to apply “fresh start” accounting to its consolidated financial statements as required by SOP 90-7. Fresh start accounting is required if: (1) a debtor’s liabilities are determined to be in excess of its assets and (2) there will be a greater than 50% change in the equity ownership of the entity. As previously disclosed, the Company expects both such circumstances to apply. As such, upon emergence, the Company will restate its balance sheet to equal the reorganization value as determined in its plan(s) of reorganization and approved by the Court. Additionally, items such as accumulated depreciation, accumulated deficit and accumulated other comprehensive income (loss) will be reset to zero. The Company will allocate the reorganization value to its individual assets and liabilities based on their estimated fair value at the emergence date. Typically such items as current liabilities, accounts receivable, and cash will be reflected at values similar to those reported prior to emergence. Items such as inventory, property, plant and equipment, long-term assets and long-term liabilities are more likely to be significantly adjusted from amounts previously reported. Because fresh start accounting will be adopted at emergence and because of the significance of liabilities subject to compromise (that will be relieved upon emergence), comparisons between the current historical financial statements and the financial statements upon emergence may be difficult to make.
Financial information
Under SOP 90-7 disclosures are required to distinguish the balance sheet, income statement and cash flows amounts in the consolidated financial statements between Debtors and non-Debtors. The vast majority of financial information included in the consolidated financial statements relates to Debtors. Condensed combined financial information of the non-debtor subsidiaries included in the consolidated financial statements is set forth below.

Notes to consolidated financial statements

CONDENSED CONSOLIDATING BALANCE SHEETS
December 31, 2004 and 2005

	2004	2005

Current assets	$2.1	$2.3
Intercompany receivables (payables), net(1)	4.5	4.0

	$6.6	$6.3

Liabilities not subject to compromise—
Current liabilities	$3.2	$3.9
Long-term liabilities	1.2	1.4
Stockholders’ equity (deficit)(1)	2.2	1.0

	$6.6	$6.3

(1)	Intercompany receivables (payables), net and stockholders’ equity (deficit) amounts are eliminated in consolidation.
CONDENSED CONSOLIDATING STATEMENTS OF INCOME (LOSS)
For the year ended December 31, 2003, 2004, and 2005

	2003	2004	2005

Costs and expenses—
Operating costs and expenses	$.7	$.5	$1.5

Operating loss	(.7)	(.5)	(1.5)
All other income (expense), net	.2	.6	.4
Income tax and minority interests	.1	—	—
Equity in income of subsidiaries	—	—	—

Income (loss) from continuing operations	(.4)	.1	(1.1)
Discontinued operations(1)	(32.0)	(58.1)	—

Net loss	$(32.4)	$(58.0)	$(1.1)

(1)	In 2003 and 2004, the combined non-debtor subsidiary financial information included amounts attributed to Volta Aluminium Company Limited (“Valco”) and Alpart that were sold in 2004 (see Note 3). Non-debtor subsidiary activity in 2005 was nominal.

Notes to consolidated financial statements

Condensed consolidating statements of cash flows
For the year ended December 31, 2003, 2004, and 2005

	2003	2004	2005

Net cash provided (used) by:
Operating activities—
Continuing operations	$(.7)	$(.2)	$(.3)
Discontinued operations(1)	27.3	18.0	—

	26.6	17.8	(.3)

Investing activities—
Continuing operations	—	—	—
Discontinued operations(1)	(26.5)	(2.9)	—

	(26.5)	(2.9)	—

Financing activities—
Continuing operations	—	—	—
Discontinued operations(1)	—	(14.6)	—

	—	(14.6)	—

Net decrease in cash and cash equivalents	.1	.3	(.3)
Cash and cash equivalents, beginning of period	—	.1	.4

Cash and cash equivalents, end of period	$.1	$.4	$.1

(1)	In 2003 and 2004, the combined non-debtor subsidiary financial information included amounts attributed to Volta Aluminium Company Limited (“Valco”) and Alpart that were sold in 2004 (see Note 3). Non-debtor subsidiary activity in 2005 was nominal.
Classification of liabilities as “liabilities not subject to compromise” versus “liabilities subject to compromise.”
Liabilities not subject to compromise include: (1) liabilities incurred after the Filing Date of the Cases; (2) pre-Filing Date liabilities that the Reorganizing Debtors expect to pay in full, including priority tax and employee claims and certain environmental liabilities, even though certain of these amounts may not be paid until a plan of reorganization is approved; and (3) pre-Filing Date liabilities that have been approved for payment by the Court and that the Reorganizing Debtors expect to pay (in advance of a plan of reorganization) over the next twelve-month period in the ordinary course of business, including certain employee related items (salaries, vacation and medical benefits), claims subject to a currently existing collective bargaining agreement, and certain postretirement medical and other costs associated with retirees.
Liabilities subject to compromise refer to all other pre-Filing Date liabilities of the Reorganizing Debtors. The amounts of the various categories of liabilities that are subject to compromise are set forth below. These amounts represent the Company’s estimates of known or probable pre-Filing Date claims that are likely to be resolved in connection with the Cases. Such claims remain subject to future adjustments. Further, it is expected that pursuant to the Kaiser Aluminum Amended Plan, substantially all pre-Filing Date claims will be settled at less than 100% of their face value and the equity interests of the Company’s stockholders will be cancelled without consideration.

Notes to consolidated financial statements

The amounts subject to compromise at December 31, 2004 and 2005 consisted of the following items:

	December 31,

	2004	2005

Accrued postretirement medical obligation (Note 9)	$1,042.1	$1,017.0
Accrued asbestos and certain other personal injury liabilities (Note 11)	1,115.0	1,115.0
Assigned intercompany claims for benefit of certain creditors (see Reorganization Items below)	—	1,131.5
Debt (Note 7)	847.6	847.6
Accrued pension benefits (Note 9)	625.7	626.2
Unfair labor practice settlement (Note 11)	175.0	175.0
Accounts payable	29.8	29.8
Accrued interest	47.5	44.7
Accrued environmental liabilities (Note 11)	30.6	30.7
Other accrued liabilities	41.6	37.2
Proceeds from sale of commodity interests	—	(654.6)

	$3,954.9	$4,400.1

(1)	Other accrued liabilities include hearing loss claims of $15.8 at December 31, 2004 and 2005 (see Note 11).

(2)	The above amounts exclude $26.4 at December 31, 2004 and $68.5 at December 31, 2005 of liabilities subject to compromise related to discontinued operations. The increase between 2004 and 2005 primarily relates to a $42.1 claim settlement in the fourth quarter of 2005 (see Note 3). The balance of the amounts at December 31, 2004 and 2005 were primarily accounts payable.
The classification of liabilities “not subject to compromise” versus liabilities “subject to compromise” is based on currently available information and analysis. As the Cases proceed and additional information and analysis is completed or, as the Court rules on relevant matters, the classification of amounts between these two categories may change. The amount of any such changes could be significant. Additionally, as the Company evaluates the proofs of claim filed in the Cases, adjustments will be made for those claims that the Company believes will probably be allowed by the Court. The amount of such claims could be significant.
Reorganization items
Reorganization items under the Cases are expense or income items that are incurred or realized by the Company because it is in reorganization. These items include, but are not limited to, professional fees and similar types of expenses incurred directly related to the Cases, loss accruals or gains or losses resulting from activities of the reorganization process, and interest earned on cash accumulated by the

Notes to consolidated financial statements

Debtors because they are not paying their pre-Filing Date liabilities. For the years ended December 31, 2003, 2004 and 2005, reorganization items were as follows:

	Years ended December 31,

	2003	2004	2005

Professional fees	$27.5	$39.0	$35.2
Interest income	(.8)	(.8)	(2.1)
Assigned intercompany claims for benefit of certain creditors	—	—	1,131.5
Other	.3	.8	(2.5)

	$27.0	$39.0	$1,162.1

As discussed above, pursuant to the Kaiser Aluminum Amended Plan for purposes of determining distributions under the Kaiser Aluminum Amendment Plan, the value associated with an intercompany note payable by KACC to KFC of approximately $1,131.5 will be treated as being for the benefit of certain creditor constituents (see (e) and (f) above). Prior to the implementation of the Liquidating Plans, the intercompany note payable between KACC and KFC eliminated in consolidation. However, since the Liquidating Plans were implemented in December 2005, the value associated with the intercompany note payable is now treated in the accompanying consolidated financial statements as of and for the year ended December 31, 2005 as a third-party obligation. As such, the Company recorded a Reorganization charge associated with implementation of the Liquidating Plans of $1,131.5 in the fourth quarter of 2005 and an increase in Liabilities subject to compromise.

NOTE 2—	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Going concern
The consolidated financial statements of the Company have been prepared on a “going concern” basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business; however, as a result of the commencement of the Cases, such realization of assets and liquidation of liabilities are subject to a significant number of uncertainties. Specifically, the consolidated financial statements do not include all of the necessary adjustments to present: (a) the realizable value of assets on a liquidation basis or the availability of such assets to satisfy liabilities, (b) the amount which will ultimately be paid to settle liabilities and contingencies which may be allowed in the Cases, or (c) the effect of any changes which may be made in connection with the Reorganizing Debtors’ capitalizations or operations as a result of the Kaiser Aluminum Amended Plan. Because of the ongoing nature of the Cases, the discussions and consolidated financial statements contained herein are subject to material uncertainties.
Additionally, as discussed above (see Financial Statement Presentation ), the Company believes that it would, upon emergence, apply fresh start accounting to its consolidated financial statements which would also adversely impact the comparability of the December 31, 2005 financial statements to the financial statements of the entity upon emergence.
Principles of consolidation
The consolidated financial statements include the statements of the Company and its majority owned subsidiaries. The Company is a subsidiary of MAXXAM Inc. (“MAXXAM”) and conducts its operations through its wholly-owned subsidiary, KACC.
The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities,

Notes to consolidated financial statements

disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties, with respect to such estimates and assumptions, are inherent in the preparation of the Company’s consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the Company’s consolidated financial position and results of operation.
Investments in 50%-or-less-owned entities are accounted for primarily by the equity method. Intercompany balances and transactions are eliminated.
Recognition of sales
Sales are recognized when title, ownership and risk of loss pass to the buyer. A provision for estimated sales returns and allowances from customers is made in the same period as the related revenues are recognized, based on historical experience or the specific identification of an event necessitating a reserve.
Earnings per share
Basic earnings per share is computed by dividing the weighted average number of common shares outstanding during the period, including the weighted average impact of the shares of common stock issued during the year from the date(s) of issuance. However, earnings per share may not be meaningful, because as a part of a plan of reorganization for the Company, it is likely that the equity interests of the Company’s existing stockholders are expected to be cancelled without consideration pursuant to the Kaiser Aluminum Amended Plan.
Cash and cash equivalents
The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less when purchased to be cash equivalents.
Inventories
Substantially all product inventories are stated at last-in, first-out (“LIFO”) cost, not in excess of market value. Other inventories, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor, and manufacturing overhead, including depreciation. Inventories, after deducting inventories related to discontinued operations, consist of the following:

	December 31,

	2004	2005

Fabricated products—
Finished products	$23.3	$34.7
Work in process	42.2	43.1
Raw materials	27.9	26.3
Operating, repairs and maintenance parts	11.8	11.1

	105.2	115.2
Commodities— Primary aluminum	.1	.1

	$105.3	$115.3

Notes to consolidated financial statements

The above table excludes commodities inventories related to discontinued operations of $113.7 in 2003 and $8.8 in 2004. Inventories related to discontinued operations in 2004 were reduced by a net charge of $1.2 to write down certain alumina inventories to their estimated net realizable value as a result of the Company’s sale of its interests in and related to Valco (Note 5).
Inventories were reduced by LIFO inventory charges of $3.2, $12.1 and $9.3 during the years ended December 31, 2003, 2004 and 2005, respectively. These amounts exclude LIFO inventory charges related to discontinued operations of $3.4 in 2003 and $1.6 in 2004.
Depreciation
Depreciation is computed principally by the straight-line method at rates based on the estimated useful lives of the various classes of assets. The principal estimated useful lives of land improvements, buildings, and machinery and equipment are 8 to 25 years, 15 to 45 years, and 10 to 22 years, respectively. As more fully discussed in Note 1, upon emergence from the Cases, the Company expects to apply “fresh start” accounting to its consolidated financial statements as required by SOP 90-7. As a result, accumulated depreciation will be reset to zero. With the allocation of the reorganization value to the individual assets and liabilities, it is possible that future depreciation will differ from historical depreciation.
Stock-based compensation
The Company applies the intrinsic value method to account for a stock-based compensation plan whereby compensation cost is recognized only to the extent that the quoted market price of the stock at the measurement date exceeds the amount an employee must pay to acquire the stock. No compensation cost has been recognized for this plan as the exercise price of the stock options granted in 2001 were at or above the market price. No stock options have been granted since 2001. The pro forma after-tax effect of the estimated fair value of the grants would have increased the net loss in 2003 and 2004 by $.4 and $.3, respectively and would have had no effect on the net loss in 2005. The pro forma after tax effect of the estimated fair value of the grants would have resulted in no change in the basic/diluted income (loss) per share for 2003, 2004, and 2005. The fair value of the 2001 stock option grants were estimated using a Black-Scholes option pricing model.
The pro forma effect of the estimated value of stock options may not be meaningful, because as a part of a plan of reorganization for the Company, it is likely the equity interests of the holders of outstanding options are expected to be cancelled without consideration pursuant to the Kaiser Aluminum Amended Plan.

Notes to consolidated financial statements

Other income (expense)
Amounts included in Other income (expense) in 2003, 2004 and 2005, other than interest expense and reorganization items, included the following pre-tax gains (losses):

	Year ended
	December 31,

	2003	2004	2005

Gains on sale of real estate and miscellaneous equipment associated with properties with no operations (Note 5)	$—	$1.8	$—
Settlement of outstanding obligations of former affiliate	—	6.3	—
Asbestos and personal injury-related charges (Note 11)	—	(1.0)	—
Adjustment to environmental liabilities (Note 11)	(7.5)	(1.4)	—
All other, net	2.3	(1.5)	(2.4)

	$(5.2)	$4.2	$(2.4)

The above table excludes pre-tax gains (losses), net related to discontinued operations of $(1.3) in 2003, $1.0 in 2004, and $(.1) in 2005.
Deferred financing costs
Costs incurred to obtain debt financing are deferred and amortized over the estimated term of the related borrowing. Such amortization is included in Interest expense. As a result of the Cases, the unamortized portion of the deferred financing costs related to the Debtors’ unsecured debt was expensed on the Filing Date (see Note 1).
Goodwill
The Company reviews goodwill for impairment at least annually in the fourth quarter of each year. As of December 31, 2005, goodwill (related to the Fabricated products business unit) was approximately $11.4. With the allocation of the reorganization value to the individual assets and liabilities (see Note 1), it is possible that the goodwill amount will change.
Foreign currency
The Company uses the United States dollar as the functional currency for its foreign operations.
Derivative financial instruments
Hedging transactions using derivative financial instruments are primarily designed to mitigate KACC’s exposure to changes in prices for certain of the products which KACC sells and consumes and, to a lesser extent, to mitigate KACC’s exposure to changes in foreign currency exchange rates. KACC does not utilize derivative financial instruments for trading or other speculative purposes. KACC’s derivative activities are initiated within guidelines established by management and approved by KACC’s board of directors. Hedging transactions are executed centrally on behalf of all of KACC’s business segments to minimize transaction costs, monitor consolidated net exposures and allow for increased responsiveness to changes in market factors.
The Company recognizes all derivative instruments as assets or liabilities in the balance sheet and measures those instruments at fair value by “marking-to-market” all of its hedging positions at each period-end (see Note 12). Changes in the market value of the Company’s open hedging positions

Notes to consolidated financial statements

resulting from the mark-to-market process represent unrealized gains or losses. Such unrealized gains or losses will fluctuate, based on prevailing market prices at each subsequent balance sheet date, until the transaction date occurs. These changes are recorded as an increase or reduction in stockholders’ equity through either other comprehensive income (“OCI”) or net income, depending on the facts and circumstances with respect to the hedge and its documentation. If the derivative transaction qualifies for hedge (deferral) treatment under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), the changes are recorded initially in OCI. Such changes reverse out of OCI (offset by any fluctuations in other “open” positions) and are recorded in net income (included in Net sales or Cost of products sold, as applicable) when the subsequent physical transactions occur. To the extent that derivative transactions do not qualify for hedge accounting treatment, the changes in market value are recorded in net income. In order to qualify for hedge accounting treatment, the derivative transaction must meet criteria established by SFAS No. 133. Even if the derivative transaction meets the SFAS No. 133 criteria, the Company must also comply with a number of highly complex documentation requirements, which, if not met, result in the derivative transaction being precluded from being treated as a hedge (i.e., it must then be marked-to-market) unless and until such documentation is modified and determined to be in accordance with SFAS No. 133. Additionally, if the level of physical transactions ever falls below the net exposure hedged, “hedge” accounting must be terminated for such “excess” hedges. In such an instance, the mark-to-market changes on such excess hedges would be recorded in the income statement rather than in OCI.
As more fully discussed in Note 16, in connection with the Company’s preparation of its December 31, 2005 financial statements, the Company concluded that its derivative financial instruments did not meet certain specific derivative criteria in SFAS No. 133 and, as such, the Company has restated its prior quarter results and has marked all of its derivatives to market in 2005. The change in accounting for derivative contracts was related to the form of the Company’s documentation in respect of derivatives contracts it enters into to reduce exposures to changes in prices for primary aluminum and energy and in respect of foreign exchange rates. The Company determined that its hedging documentation did not meet the strict documentation standards established by SFAS No. 133. More specifically, the Company’s documentation did not comply with the SFAS No. 133 was in respect to the Company’s methods for testing and supporting that changes in the market value of the hedging transactions would correlate with fluctuations in the value of the forecasted transaction to which they relate. The Company had documented that the derivatives it was using would qualify for the “short cut” method whereby regular assessments of correlation would not be required. However, it ultimately concluded that, while the terms of the derivatives were essentially the same as the forecasted transaction, they were not identical and, therefore, the Company should have done certain mathematical computations to prove the ongoing correlation of changes in value of the hedge and the forecasted transaction. As a result, under SFAS No. 133, the Company “de-designated” its open derivative transactions and reflected fluctuations in the market value of such derivative transactions in its results each period rather than deferring the effects until the forecasted transaction (to which the hedges relate) occur. The effect on the first three quarters of 2005 as a result of marking the derivatives to market each quarter rather than deferring gains/losses was to increase Cost of products sold and decrease Operating income by $2.0, $1.5 and $1.0, respectively.
The rules provide that, once de-designation has occurred, the Company can modify its documentation and re-designate the derivative transactions as “hedges” and, if appropriately documented, re-qualify the transactions for prospectively deferring changes in market fluctuations after such corrections are made. The Company is working to modify its documentation and to re-qualify open and post 2005

Notes to consolidated financial statements

hedging transactions for treatment as hedges beginning in the second quarter of 2006. However, no assurances can be provided in this regard.
In general, material fluctuations in OCI and Stockholders’ equity will occur in periods of price volatility, despite the fact that the Company’s cash flow and earnings will be “fixed” to the extent hedged. This result is contrary to the intent of the Company’s hedging program, which is to “lock-in” a price (or range of prices) for products sold/used so that earnings and cash flows are subject to reduced risk of volatility.
Fair value of financial instruments
Given the fact that the fair value of substantially all of the Company’s outstanding indebtedness will be determined as part of the plan of reorganization, it is impracticable and inappropriate to estimate the fair value of these financial instruments at December 31, 2004 and 2005.
Asset retirement obligations
Effective December 31, 2005, the Company adopted FASB Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“SFAS No. 143”) retroactive to the beginning of 2005. Pursuant to SFAS No. 143 and FIN 47, companies are required to estimate incremental costs for special handling, removal and disposal costs of materials that may or will give rise to conditional asset retirement obligations (“CAROs”) and then discount the expected costs back to the current year using a credit adjusted risk free rate. Under the guidelines clarified in FIN 47, liabilities and costs for CAROs must be recognized in a company’s financial statements even if it is unclear when or if the CARO may/will be triggered. If it is unclear when or if a CARO will be triggered, companies are required to use probability weighting for possible timing scenarios to determine the probability weighted amounts that should be recognized in the company’s financial statements. The Company has evaluated FIN 47 and determined that it has CAROs at several of its fabricated products facilities. The vast majority of such CAROs consist of incremental costs that would be associated with the removal and disposal of asbestos (all of which is believed to be fully contained and encapsulated within walls, floors, ceilings or piping) of certain of the older plants if such plants were to undergo major renovation or be demolished. No plans currently exist for any such renovation or demolition of such facilities and the Company’s current assessment is that the most probable scenarios are that no such CARO would be triggered for 20 or more years, if at all. Nonetheless, consistent with the guidelines of FIN 47, the retroactive application of FIN 47 resulted in the Company recognizing the following in the fourth quarter of 2005: (i) a charge of approximately $2.0 reflecting the cumulative earnings impact of adopting FIN 47 (set out separately on the statement of operations), (ii) an increase in Property, plant and equipment of $.5 and (iii) offsetting the amounts in (i) and (ii), an increase in Long-term liabilities of approximately $2.5. In addition, pursuant to FIN 47 there was an immaterial amount of incremental depreciation provision recorded (in Depreciation and amortization) for the year ended December 31, 2005 as a result of the retroactive increase in Property, plant and equipment (discussed in (ii) above) and there was an incremental $.2 of non-cash charges (in Cost of products sold) to reflect the accretion of the liability recognized at January 1, 2005 (discussed in (iii) above) to the estimated fair value of the CARO at December 31, 2005 ($2.7). Had the cumulative effect of FIN 47 been retrospectively applied, Long-term liabilities as of December 31, 2002, 2003 and 2004 would have been increased by $2.2, $2.3 and $2.5, respectively, Loss from continuing operations and Net loss for 2003 and 2004 each would have been increased by $.2 and $.2, respectively, and the related Earnings (loss) per share amounts for 2003 and 2004 would not have changed.

Notes to consolidated financial statements

For purposes of the Company’s fair value estimates it used a credit adjusted risk free rate of 7.5%.
Also see Note 4 for a discussion of the recording of a CARO at Anglesey.
New accounting pronouncements
Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123-R”) was issued in December 2004 and replaces Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. In general terms, SFAS No. 123-R eliminates the intrinsic value method of accounting for employee stock options and requires a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of the award will be recognized as an expense over the period that the employee provides service for the award. The Company is required to adopt SFAS No. 123-R on January 1, 2006. The adoption of SFAS No. 123-R will have no material impact on the existing Company’s financial statements as all of the Company’s outstanding options are fully vested. However, the adoption of SFAS No. 123-R could have a material impact on the financial statements of the emerging entity depending on the nature of any share based payments that may be granted after the Company emergence from Chapter 11.
Statement of Financial Accounting Standards No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”) was issued in November 2004 and is effective for fiscal years beginning after June 15, 2005. SFAS No. 151 amends ARB No. 43, Chapter 4 to clarify that abnormal costs, such as idle facility expenses, freight, handling costs and spoilage, be accounted as current period charges rather than as a portion of inventory costs. The adoption of SFAS No. 151 is not expected to have a material impact on the Company’s financial statements.
Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”) was issued in May 2005 and replaces Accounting Principles Board Opinion No. 20, Accounting Changes (“APB No. 20”) and Statement of Financial Accounting Standards No. 3, Reporting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in an accounting principle and carries forward without changing the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements. In general terms, SFAS No. 154 requires the retrospective application to prior periods’ financial statements of a change in an accounting principle. This contrasts with APB No. 20 which required that a change in an accounting principle be recognized in the period the change was adopted by including in net income the cumulative effect of adopting the new accounting principle. SFAS No. 154 is effective for all financial statements beginning January 1, 2006 and applies to all accounting changes and corrections of errors made after such effective dates. The adoption of SFAS No. 154 is not currently expected to have a material impact on the Company’s financial statements.
Reclassifications
Certain prior years’ amounts in the consolidated financial statements have been reclassified to conform to the 2005 presentations. The reclassifications had no impact on prior years’ reported net losses.
NOTE 3— DISCONTINUED OPERATIONS
As part of the Company’s plan to divest certain of its commodity assets, as more fully discussed in Notes 1 and 5, the Company completed the sale of its interests in and related to Alpart, KACC’s

Notes to consolidated financial statements

Gramercy, Louisiana alumina refinery (“Gramercy”), Kaiser Jamaica Bauxite Company (“KJBC”), Valco, and the Mead facility and certain related property (the “Mead Facility”) in 2004 and the sale of its interests in and related to QAL in 2005. All of the foregoing commodity assets are collectively referred to as the “Commodity Interests.” In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), the assets, liabilities, operating results and gains from sale of the Commodity Interests have been reported as discontinued operations in the accompanying financial statements.
Under SFAS No. 144, only those assets, liabilities and operating results that are being sold/discontinued are treated as “discontinued operations.” In the case of the sale of Gramercy/ KJBC and the Mead Facility, the buyers did not assume such items as accrued workers compensation, pension or postretirement benefit obligations in respect of the former employees of these facilities. As discussed more fully in Note 1, the Company expects that retained obligations will generally be resolved pursuant to the Kaiser Aluminum Amended Plan. As such, the balances related to such obligations are still included in the consolidated financial statements. Because the Company owned a 65% interest in Alpart, Alpart’s balances and results of operations were fully consolidated into the Company’s consolidated financial statements. Accordingly, the amounts reflected below for Alpart include the 35% interest in Alpart owned by Hydro Aluminium as (“Hydro”) Hydro’s share of the net investment in Alpart is reflected as a minority interest.
The balances and operating results associated with the Company’s interests in and related to Alpart, Gramercy/ KJBC and QAL were previously included in the Bauxite and alumina business segment and the balances and operating results associated with the Company’s interests in and related to Valco and the Mead Facility were previously included in the Primary aluminum business segment. The Company has also reported as discontinued operations the portion of the commodity marketing external hedging activities that were attributable to the Company’s Commodity Interests.
The carrying amounts of the assets and liabilities in respect of the Company’s interest in and related to the sold Commodity Interests as of December 31, 2004 and 2005 are included in the accompanying Consolidated Balance Sheets for the years ended December 31, 2004 and 2005. Income statement information in respect of the Company’s interest in and related to the sold Commodity Interests for the years ended December 31, 2003, 2004 and 2005 included in income (loss) from discontinued operations was as follows:

	2003			2004			2005

		Primary			Primary			Primary
	Alumina	Aluminum		Alumina	Aluminum		Alumina	Aluminum
	Interests	Interests	Total	Interests	Interests	Total	Interests	Interests	Total

Net sales	$637.9	$26.8	$664.7	$546.0	$.2	$546.2	$42.9	$—	$42.9
Operating income (loss)	(450.1)	(58.2)	(508.3)	53.6	(59.8)	(6.2)	(20.7)	.7	(20.0)
Gain on sale of commodity interests	—	—	—	103.2	23.4	126.6	366.2	—	366.2
Income (loss) before income taxes and minority interests	(453.7)	(57.5)	(511.2)	158.2	(35.7)	122.5	363.4	.7	364.1
Net income (loss)	(459.9)	(54.8)	(514.7)	142.7	(21.4)	121.3	363.0	.7	363.7

(1)	Alumina interests for the year ended December 31, 2003 include Gramercy/ KJBC impairment charges of $368.0 (see Note 5).

(2)	Primary aluminum interests for the year ended December 31, 2004 includes impairment charges of $33.0 (Valco—Notes 2 and 5).
Footnote continues on following page

Notes to consolidated financial statements

(3)	Alumina interests for the year ended December 31, 2005 includes a KBC bauxite supply agreement rejection charge of $42.1 (see below).
As previously disclosed during the fourth quarter of 2005, the UCC negotiated a settlement with a third party that had asserted an approximate $67.0 claim for damages against KBC for rejection of a bauxite supply agreement. Pursuant to the settlement, among other things, the Company agreed to (a) allow the third party an unsecured pre-petition claim in the amount of $42.1, (b) substantively consolidate KBC with certain of the other debtors solely for the purpose of treating that claim, and any other pre-petition claim of KBC, under the Kaiser Aluminum Amended Plan and (c) modify the Kaiser Aluminum Amended Plan to implement the settlement. In consideration of the settlement, the third party, among other things, agreed to not object to the Kaiser Aluminum Amended Plan. The settlement was approved by the Court in January 2006 and the Company recorded a charge of $42.1 in the fourth quarter of 2005 in Discontinued operations and reflected an increase in Discontinued operations liabilities subject to compromise by the same amount.
In connection with its investment in QAL, KACC had entered into several financial commitments consisting of long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. Under the agreements, KACC was unconditionally obligated to pay its proportional share (20%) of debt, operating costs, and certain other costs of QAL.
KACC’s share of payments, including operating costs and certain other expenses under the agreements, generally ranged between $70.0-$100.0 in 2003 and 2004. The Company’s interests in and related to QAL was sold as of April 1, 2005 (see Note 5). In connection with the QAL sale, KACC’s obligations in respect of its share of QAL’s debt were assumed by the buyer.
Contributions to foreign pension plans included in discontinued operations in 2003 were approximately $9.0. Contributions to foreign pension plans included in discontinued operations were approximately $12.0 during 2004, including approximately $10.0 of end of service payments in respect of Valco employees.
During March 2006, the Company received a $7.5 payment from an insurer in settlement of certain residual claims the Company had in respect of the 2000 incident at its Gramercy, Louisiana alumina refinery (which was sold in 2004). This amount is expected to be included in Discontinued operations income during the first quarter of 2006.
NOTE 4—INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATE
Summary financial information is provided below for Anglesey, a 49.0% owned unconsolidated aluminum investment, which owns an aluminum smelter at Holyhead, Wales. The agreement under which Anglesey receives power expires in September 2009 and the nuclear facility which supplies such power is scheduled to cease operations shortly thereafter. No assurance can be given that Anglesey will be able to obtain sufficient power to sustain its operations on reasonably acceptable terms thereafter. The Company is responsible for selling Anglesey alumina in respect of its ownership percentage. Such alumina is purchased under a long-term contract with the former Alpart facility at prices that are tied to primary aluminum prices.

Notes to consolidated financial statements

Summary of financial position

	December 31,

	2004	2005

Current assets	$50.7	$69.9
Non-current assets (primarily property, plant, and equipment, net)	36.3	52.9

Total assets	$87.0	$122.8

Current liabilities	$15.6	$36.1
Long-term liabilities	21.6	50.1
Stockholders’ equity	49.8	36.6

Total liabilities and stockholders’ equity	$87.0	$122.8

Summary of operations

	Year ended December 31,

	2003	2004	2005

Net sales	$205.5	$249.2	$266.2
Costs and expenses	(196.5)	(223.1)	(243.9)
Provision for income taxes	(2.6)	(7.4)	(6.7)

Net income	$6.4	$18.7	$15.6

Company’s equity in income	$3.3	$8.2	$4.8

Dividends received	$4.3	$4.5	$9.0

The Company’s equity in income differs from the summary net income due to equity method accounting adjustments and applying US generally accepted accounting principles (“GAAP”). At year-end 2005, Anglesey recorded a CARO liability of approximately $15.0 in its financial statements. The treatment applied by Anglesey was not consistent with the principles of SFAS No. 143 or FIN 47. Accordingly, the Company adjusted Anglesey’s recording of the CARO to comply with US GAAP treatment. The Company determined that application of US GAAP would have resulted in (a) a non-cash cumulative adjustment of $2.7 reducing the Company’s investment retroactive to the beginning of 2005 and (b) a decrease in the Company’s share of Anglesey’s earnings totaling approximately $.1 for 2005 (representing additional depreciation, accretion and foreign exchange charges). Had US GAAP principles been applied to prior years, the pro forma effects would have been as follows: (a) the Company’s investment in Anglesey as of December 31, 2002, 2003 and 2004 would have been reduced by $.7, $.8 and $.8, respectively, in respect of the additional CARO liability, and (b) the Company’s share of Anglesey’s earnings for 2003 and 2004 each would have been decreased by $.8 (in respect of the incremental depreciation, accretion and foreign exchange). However, had these affects been retroactively applied, the related Earnings (loss) per share amounts for 2003 and 2004 would not have changed.
For purposes of the Company’s fair value estimates, it used a credit adjusted risk free rate of 7.5%.
At December 31, 2004 and 2005, KACC’s net receivables from Anglesey were $8.0 and none, respectively.
The Company’s equity in income before income taxes of Anglesey is treated as a reduction (increase) in Cost of products sold. The Company and Anglesey have interrelated operations. KACC provided

Notes to consolidated financial statements

Anglesey with management services during 2003 and 2004. Significant activities with Anglesey include the acquisition and processing of alumina into primary aluminum. Purchases from Anglesey were $100.0, $120.9 and $150.4, in the years ended December 31, 2003, 2004 and 2005, respectively. Sales to Anglesey were $32.9, $23.7, and $35.1, in the years ended December 31, 2003, 2004 and 2005, respectively.
NOTE 5—PROPERTY, PLANT, AND EQUIPMENT
The major classes of property, plant, and equipment, after deducting property, plant and equipment, net related to discontinued operations, are as follows:

	December 31,

	2004	2005

Land and improvements	$8.2	$7.7
Buildings	63.8	62.4
Machinery and equipment	459.8	460.4
Construction in progress	6.1	25.0

	537.9	555.5
Accumulated depreciation	(323.3)	(332.1)

Property, plant, and equipment, net	$214.6	$223.4

During the period from 2003 to 2005, the Company completed several dispositions which are discussed below:
2003-

•	In January 2003, the Court approved the sale of the Tacoma facility to the Port of Tacoma (the “Port”). Gross proceeds from the sale, before considering approximately $4.0 of proceeds being held in escrow pending the resolution of certain environmental and other issues, were approximately $12.1. The Port also agreed to assume the on-site environmental remediation obligations. The sale closed in February 2003. The sale resulted in a pre-tax gain of approximately $9.5 (which amount was reflected in Other operating charges (benefits), net—see Note 6). The operating results of the Tacoma facility for 2004, 2003 and 2002 have not been reported as discontinued operations in the accompanying Statements of Consolidated Income (Loss) because such amounts were not material.

•	KACC had a long-term liability, net of estimated subleases income, on an office complex in Oakland, California, in which KACC had not maintained offices for a number of years, but for which it was responsible for lease payments as master tenant through 2008 under a sale-and-leaseback agreement. The Company also held an investment in certain notes issued by the owners of the building (which were included in Other assets). In October 2002, the Company entered into a contract to sell its interests and obligations in the office complex. As the contract amount was less than the asset’s net carrying value (included in Other assets), the Company recorded a non-cash impairment charge in 2002 of approximately $20.0 (which amount was reflected in Other operating charges (benefits), net—see Note 6). The sale was approved by the Court in February 2003 and closed in March 2003. Net cash proceeds were approximately $61.1.

•	In July 2003, with Court approval, the Company sold certain equipment at the Spokane, Washington facility that was no longer required as a part of past product rationalizations. Proceeds from the sale were approximately $7.0, resulting in a net gain of approximately $5.0 after considering sale related costs. The gain on the sale of this equipment has been netted against

Notes to consolidated financial statements

additional impairment charges of approximately $1.1 associated with equipment to be abandoned or otherwise disposed of primarily as a result of product rationalizations (which amounts were reflected in Other operating charges (benefits), net—see Note 6). The equipment that was sold in July 2003 had been previously impaired to a zero basis. The impairment was based on information available at that time and the expectation that proceeds from the eventual sale of the equipment would be fully offset by sale related costs to be borne by the Company.
2004-

•	On July 1, 2004, with Court approval, the Company completed the sale of its interests in and related to Alpart for a base purchase price of $295.0 plus certain adjustments of approximately $20.0. The transaction resulted in a gross sales price of approximately $315.0, subject to certain post-closing adjustments, and a pre-tax gain of approximately $101.6. Offsetting the cash proceeds were approximately $14.5 of payments made by KACC to fund the prepayment of KACC’s share of the Alpart-related debt (see Note 7) and $3.3 of transaction-related costs. The balance of the proceeds were held in escrow primarily for the benefit of certain creditors as provided in the AJC and KJC joint plan of liquidation (the “AJC/ KJC Plan”). In accordance with SFAS No. 144, balances and results of operations related to the Company’s interests and related to Alpart have been reported as discontinued operations in the accompanying financial statements (see Note 3). A net benefit of approximately $1.6 was recorded in December 2004 in respect of the Alpart-related purchase price adjustments. Such amounts were collected during the second quarter of 2005.

•	In May 2004, the Company entered into an agreement to sell its interests in and related to the Gramercy facility and KJBC. The sale closed on October 1, 2004 with Court approval. Net proceeds from the sale were approximately $23.0, subject to various closing and post closing adjustments. Such adjustments were insignificant. The transaction was completed at an amount approximating its remaining book value (after impairment charges). A substantial portion of the proceeds were used to satisfy transaction related costs and obligations. As previously reported, the Company had determined that the fair values of its interests in and related to Gramercy/ KJBC was below the carrying values of the assets because all offers that had been received for such assets were substantially below the carrying values of the assets. Accordingly, in the fourth quarter of 2003, KACC adjusted the carrying value of its interests in and related to Gramercy/ KJBC to the estimated fair value, which resulted in a non-cash impairment charge of approximately $368.0 (which amount was reflected in discontinued operations— see Note 3). In accordance with SFAS No. 144, the Company’s interests in and related to the Gramercy facility and KJBC have been reported as discontinued operations in the accompanying financial statements (see Note 3).

•	During 2003, the Company and Valco participated in extensive negotiations with the Government of Ghana (“GoG”) and the Volta River Authority (“VRA”) regarding Valco’s power situation and other matters. Such negotiations did not result in a resolution of such matters. However, as an outgrowth of such negotiations, the Company and the GoG entered into a Memorandum of Understanding (“MOU”) in December 2003 pursuant to which KACC would sell its 90% interest in and related to Valco to the GoG. The Company collected $5.0 pursuant to the MOU. However, a new financial agreement was reached in May 2004 and the MOU was amended. Under the revised financial terms, the Company was to retain the $5.0 already paid by the GoG and $13.0 more was to be paid by the GoG as full and final consideration for the transaction at closing. The Company also agreed to fund certain end of service benefits of Valco employees (estimated to be approximately $9.8) which the GoG was to assume under the original MOU. The agreement was approved by the Court on September 29, 2004. The sale closed on October 29, 2004. As the revised purchase price under the amended MOU was well below the Company’s recorded value for

Notes to consolidated financial statements

Valco, the Company recorded a non-cash impairment charge of $31.8 in its first quarter 2004 financial statements to reduce the carrying value of its interests in and related to Valco at March 31, 2004 to the amount of the expected proceeds (which amount was reflected in discontinued operations— see Note 3). As a result, at closing there was no material gain or loss on disposition. In accordance with SFAS No. 144, balances and results of operations related to the Company’s interests in and related to Valco have been reported as discontinued operations in the accompanying financial statements (see Note 3).

•	In June 2004, with Court approval, the Company completed the sale of the Mead Facility for approximately $7.4 plus assumption of certain site-related liabilities. The sale resulted in net proceeds of approximately $6.2 and a pre-tax gain of approximately $23.4. The pre-tax gain includes the impact from the sale of certain non-operating land in the first quarter of 2004 that was adjacent to the Mead Facility. The pre-tax gain on the sale of this property had been deferred pending the finalization of the sale of the Mead Facility and transfer of the site-related liabilities. Proceeds from the sale of the Mead Facility totaling $4.0 were held in escrow as Restricted proceeds from sale of commodity interests until the value of the secured claim of the holders of the 7.6% solid waste disposal revenue bonds was determined by the Court (see Note 7). In accordance with SFAS No. 144, the assets, liabilities and operating results of the Mead Facility have been reported as discontinued operations in the accompanying financial statements (see Note 3).

•	In the ordinary course of business, KACC sold non-operating real estate and certain miscellaneous equipment for total proceeds of approximately $1.9. These transactions resulted in pre-tax gains of $1.8 (included in Other income (expense)— see Note 2).
2005-

•	In April 2005, the Company completed the sale of its interests in and related to QAL. Net cash proceeds from the sale total approximately $401.4. The buyer also assumed KACC’s obligations in respect of approximately $60.0 of QAL debt (see Note 4). In connection with the completion of the sale, the Company also paid a termination fee of $11.0. After considering transaction costs (including the termination fee and a $7.7 deferred charge associated with a back-up bid fee), the transaction resulted in a gain, net of estimated income tax of $7.9, of approximately $366.2. As described in Note 1, a substantial majority of the proceeds from the sale of the Company’s interests in and related to QAL were held in escrow for the benefit of KAAC’s creditors until the KAAC/ KFC Plan was confirmed by the Court (see Note 1) and became effective. In accordance with SFAS No. 144, balances and results of operations related to the Company’s interests in and related to QAL have been reported as discontinued operations in the accompanying financial statements (see Note 3).

Notes to consolidated financial statements

NOTE 6—OTHER OPERATING CHARGES, NET
The income (loss) impact associated with other operating charges, net, after deducting other operating charges, net related to discontinued operations, for 2003, 2004 and 2005, was as follows:

	Year ended December 31,

	2003	2004	2005

Charges associated with 2004 portion of deferred contribution plans implemented in 2005 (Note 9)—
Fabricated Products	$—	$—	$(6.3)
Corporate	—	—	(.5)
Pension charge related to terminated pension plans— Corporate (Note 9)	(121.2)	(310.0)	—
Charge related to settlement with United Steelworkers of America unfair labor practice allegations—Corporate (Note 11)	—	(175.0)	—
Settlement charge related to termination of Post-retirement medical benefits plans—Corporate (Note 9)	—	(312.5)	—
Restructured transmission service agreement—Primary Aluminum (Note 14)	(3.2)	—	—
Environmental multi-site settlement—Corporate (Note 11)	(15.7)	—	—
Hearing loss claims—Corporate (Note 11)	(15.8)	—	—
Gain on sale of Tacoma facility—Primary Aluminum (Note 5)	9.5	—	—
Gain on sale of equipment, net—Fabricated Products (Note 5)	3.9	—	—
Other	.9	4.3	(1.2)

	$(141.6)	$(793.2)	$(8.0)

The above table excludes other operating charges, net related to discontinued operations of $(369.4) in 2003 and $95.2 in 2004.

Notes to consolidated financial statements

NOTE 7— LONG-TERM DEBT
Long-term debt, after deducting debt related to discontinued operations, consists of the following:

	December 31,

	2004	2005

Secured:
Post-Petition Credit Agreement	$—	$—
7.6% Solid Waste Disposal Revenue Bonds due 2027	1.6	—
Other borrowings (fixed rate)	2.4	2.3
Unsecured or Undersecured:
9 7/8% Senior Notes due 2002, net	172.8	172.8
10 7/8% Senior Notes due 2006, net	225.0	225.0
12 3/4% Senior Subordinated Notes due 2003	400.0	400.0
7.6% Solid Waste Disposal Revenue Bonds due 2027	17.4	17.4
Other borrowings (fixed and variable rates)	32.4	32.4

Total	851.6	849.9
Less— Current portion	(1.2)	(1.1)
Pre-Filing Date claims included in subject to compromise (i.e. unsecured debt) (Note 1)	(847.6)	(847.6)

Long-term debt	$2.8	$1.2

On February 11, 2005, the Company and KACC entered into a new financing agreement with a group of lenders under which the Company was provided with a replacement for the existing post-petition credit facility and a commitment for a multi-year exit financing arrangement upon the Debtors’ emergence from the Chapter 11 proceedings. The new financing agreement:

•	Replaced the existing post-petition credit facility with a new $200.0 post-petition credit facility (the “DIP Facility”) and

•	Included a commitment, upon the Debtors’ emergence from the Chapter 11 proceedings, for exit financing in the form of a $200.0 revolving credit facility (the “Revolving Credit Facility”) and a fully-drawn term loan (the “Term Loan”) of up to $50.0 (collectively referred to as “Exit Financing”).
On February 1, 2006, the Court approved an amendment to the DIP Facility to extend its expiration date through the earlier of May 11, 2006, the effective date of a plan of reorganization or voluntary termination by the Company. In addition, the Court approved an extension of the cancellation date of the lenders’ commitment for the Exit Financing to May 11, 2006. Under the DIP Facility, which provides for a secured, revolving line of credit, the Company, KACC and certain subsidiaries of KACC are able to borrow amounts by means of revolving credit advances and to have issued letters of credit (up to $60.0) in an aggregate amount equal to the lesser of $200.0 or a borrowing base comprised of eligible accounts receivable, eligible inventory and certain eligible machinery, equipment and real estate, reduced by certain reserves, as defined in the DIP Facility agreement. This amount available under the DIP Facility will be reduced by $20.0 if net borrowing availability falls below $40.0. Interest on any outstanding borrowings will bear a spread over either a base rate or LIBOR, at KACC’s option.
The DIP Facility is currently expected to expire on May 11, 2006. As discussed in Note 1, the Company believes that it is possible that it will emerge before May 11, 2006. However, if the

Notes to consolidated financial statements

Company does not emerge from the Cases prior to May 11, 2006, it will be necessary for the Company to extend the expiration date of the DIP Facility or make alternative financing arrangements. The Company has begun discussions with the agent bank that represents the DIP Facility lenders regarding the likely need for a short-term extension of the DIP Facility. While the Company believes that, if necessary, it would be successful in negotiating an extension of the DIP Facility or adequate alternative financing arrangements, no assurances can be given in this regard.
The DIP Facility is secured by substantially all of the assets of the Company, KACC and KACC’s domestic subsidiaries and is guaranteed by KACC and all of KACC’s remaining material domestic subsidiaries.
Amounts owed under the DIP Facility may be accelerated under various circumstances more fully described in the DIP Facility agreement, including, but not limited to, the failure to make principal or interest payments due under the DIP Facility, breaches of certain covenants, representations and warranties set forth in the DIP Facility agreement, and certain events having a material adverse effect on the business, assets, operations or condition of the Company taken as a whole.
The DIP Facility places restrictions on the Company’s, KACC’s and KACC’s subsidiaries’ ability to, among other things, incur debt, create liens, make investments, pay dividends, sell assets, undertake transactions with affiliates, and enter into unrelated lines of business.
The principal terms of the committed Revolving Credit Facility would be essentially the same as or more favorable than the DIP Facility, except that, among other things, the Revolving Credit Facility would close and be available upon the Debtors’ emergence from the Chapter 11 proceedings and would be expected to mature five years from the date of emergence. The Term Loan commitment would be expected to close upon the Debtors’ emergence from the Chapter 11 proceedings and would be expected to mature on May 11, 2010. The agent bank representing the Exit Financing lenders is the same as the agent bank for the DIP Facility lenders and the Company has begun parallel discussions with the agent bank regarding the extension of the expiration date for the Exit Financing commitment in the event the Company does not emerge from the Cases prior to May 11, 2006.
The DIP Facility replaced a post-petition credit facility (the “Replaced Facility”) that the Company and KACC entered into on February 12, 2002. The Replaced Facility was amended a number of times during its term as a result of, among other things, reorganization transactions, including disposition of the Company’s Commodity Interests.
At December 31, 2005, there were no outstanding borrowings under the DIP Facility. There were approximately $17.8 of outstanding letters of credit under the DIP Facility and there were no outstanding letters of credit that remained outstanding under the Replaced Facility. The Company had (during the first quarter of 2005) deposited cash of $13.3 as collateral for the Replaced Facility letters of credit and deposited approximately $1.7 of collateral with the Replaced Facility lenders until certain other banking arrangements are terminated. As of December 31, 2005, all of the $13.3 collateral for the Replacement Facility letters of credit and $.2 of the collateral for other certain bonding arrangements had been refunded to the Company.
7.6% Solid waste disposal revenue bonds
The 7.6% solid waste disposal revenue bonds (the “Solid Waste Bonds”) were secured by certain (but not all) of the facilities and equipment at the Mead Facility which was sold in June 2004 (see Note 5). The Company believes that the value of the collateral that secured the Solid Waste Bonds was in the $1.0 range and, as a result, has reclassified $18.0 of the Solid Waste Bonds balance to Liabilities subject to compromise (see Note 1). However, in connection with the sale of the Mead Facility,

Notes to consolidated financial statements

$4.0 of the proceeds were placed in escrow for the benefit of the holders of the Solid Waste Bonds until the value of the secured claim of the bondholders is determined by the Court. The value of the secured claim was ultimately agreed to be approximately $1.6. As such, the amount of the Solid Waste Bonds considered in Liabilities subject to compromise has been reduced to $17.4. During the second quarter of 2005, the Court approved distribution of the escrowed amounts to the bondholders and the Company. As such, during the second quarter of 2005, the Company received $2.4 from escrow and the bondholders received the balance of $1.6. As the Solid Waste Bonds were not a part of the Mead Facility sale transaction, they were not reported as discontinued operations in the accompanying Consolidated Balance Sheets. During the second quarter of 2005, the Company also reversed (in Reorganization items) approximately $2.7 of post-Filing Date interest that was accrued in respect of the Solid Waste Bonds before the value of the collateral was able to be estimated.
8 3/4% Alpart CARIFA loans
In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority (“CARIFA”). Alpart’s obligations under the loan agreement were secured by two letters of credit aggregating $23.5. KACC was a party to one of the two letters of credit in the amount of $15.3 in respect of its 65% ownership interest in Alpart. Alpart also agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds.
Pursuant to the CARIFA loan agreement, the Alpart CARIFA financing was repaid in connection with the sale of the Company’s interests in and related to Alpart, which were sold on July 1, 2004 (see Note 5). Upon such payment, the Company’s letter of credit obligation under the DIP Facility securing the loans was cancelled.
9 7/8% Notes, 10 7/8% notes and 12 3/4% notes
The obligations of KACC with respect to its Senior Notes and its Sub Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC.
Debt covenants and restrictions
The indentures governing the Senior Notes and the Sub Notes (collectively, the “Indentures”) restrict, among other things, KACC’s ability to incur debt, undertake transactions with affiliates, and pay dividends. Further, the Indentures provide that KACC must offer to purchase the Senior Notes and the Sub Notes upon the occurrence of a Change of Control (as defined therein).
NOTE 8— INCOME TAXES
Income (loss) before income taxes and minority interests by geographic area (excluding discontinued operations and cumulative effect of change in accounting principle) is as follows:

	Year ended December 31,

	2003	2004	2005

Domestic	$(286.7)	$(886.1)	$(1,130.7)
Foreign	14.6	24.2	20.8

Total	$(272.1)	$(861.9)	$(1,109.9)

Notes to consolidated financial statements

Income taxes are classified as either domestic or foreign, based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is also subject to domestic income taxes.
The (provision) benefit for income taxes on income (loss) before income taxes and minority interests (excluding discontinued operations and cumulative effect of change in accounting principle) consists of:

	Federal	Foreign	State	Total

2003 Current	$—	$(1.3)	$—	$(1.3)
Deferred	—	(.2)	—	(.2)

Total	$—	$(1.5)	$—	$(1.5)

2004 Current	$—	$(6.4)	$—	$(6.4)
Deferred	—	.2	—	.2

Total	$—	$(6.2)	$—	$(6.2)

2005 Current	$—	$(3.8)	$.5	$(3.3)
Deferred	—	.5	—	.5

Total	$—	$(3.3)	$.5	$(2.8)

A reconciliation between the (provision) benefit for income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes and minority interests (excluding discontinued operations and cumulative effect of change in accounting principle) is as follows:

	Year ended December 31,

	2003	2004	2005

Amount of federal income tax benefit based on the statutory rate	$95.2	$301.7	$388.5
Increase in valuation allowances	(98.1)	(304.7)	(379.8)
Percentage depletion	6.4	5.1	—
Foreign taxes	(1.5)	(6.3)	3.9
Other	(3.5)	(2.0)	(15.4)

Provision for income taxes	$(1.5)	$(6.2)	$(2.8)

Notes to consolidated financial statements

Deferred income taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company’s net deferred income tax assets (liabilities) are as follows:

	December 31,

	2004	2005

Deferred income tax assets:
Postretirement benefits other than pensions	$396.0	$398.9
Loss and credit carryforwards	411.3	348.0
Pension benefits	243.6	170.5
Other liabilities	153.7	168.3
Other	75.0	39.0
Assigned intercompany claim for benefit of certain creditors	—	443.9
Valuation allowances	(1,221.3)	(1,527.1)

Total deferred income tax assets— net	58.3	41.5

Deferred income tax liabilities:
Property, plan, and equipment	(39.0)	(41.3)
Other	(22.0)	(2.5)

Total deferred income tax liabilities	(61.0)	(43.8)

Net deferred income tax assets (liabilities)(1)	$(2.7)	$(2.3)

(1)	These deferred income tax liabilities are included in the Consolidated Balance Sheets as of December 31, 2004 and 2005, respectively, in the caption entitled Long-term liabilities.
In assessing the realizability of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxable income in carryback years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. As of December 31, 2005, due to uncertainties surrounding the realization of the Company’s deferred tax assets including the cumulative federal and state net operating losses sustained during the prior years, the Company has a valuation allowance of $1,547.2 against its deferred tax assets. When recognized, the tax benefits relating to any reversal of the valuation allowance will primarily be accounted for as a reduction of income tax expense.
Tax attributes
At December 31, 2005, the Company had certain tax attributes available to offset regular federal income tax requirements, subject to certain limitations, including net operating loss and general business credit carryforwards of $768.0 and $.6, respectively, which expire periodically through 2024 and 2011, respectively, and alternative minimum tax (“AMT”) credit carryforwards of $31.0, which have an indefinite life.
A substantial portion of the Company’s attributes would likely be used to offset any gains that may result from the cancellation of indebtedness as a part of the Company’s reorganization. Any tax attributes not utilized by the Company prior to emergence from Chapter 11 may be subject to certain

Notes to consolidated financial statements

limitations as to their utilization post-emergence. Pursuant to the Kaiser Aluminum Amended Plan, the number of shares of common stock that certain major stockholders of the emerging entity, including the Union VEBA, may sell will be limited for several years after emergence in order to preserve the net operating loss carryforwards available to the Company.
Other
In March 2003, the Company paid approximately $22.0 in settlement of certain foreign tax matters in respect of a number of prior periods.
In connection with the sale of the Company’s interests in and related to QAL, the Company made payments totaling approximately $8.5 for alternative minimum tax (“AMT”) in the United States. Such payments were made in the fourth quarter of 2005. The Company believes that such amounts paid in respect of the sale of interests should, in accordance with the Intercompany Agreement, be reimbursed to the Company from the funds held by the Liquidating Trustee. However, at this point, as this has yet to be agreed, the Company has not recorded a receivable for this amount. The Company expects to resolve this matter in the latter part of 2006 in connection with the filing of its 2005 Federal income tax return.
No U.S. federal or state liability has been recorded for the undistributed earnings of the Company’s Canadian subsidiaries at December 31, 2005. These undistributed earnings are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been provided on such undistributed earnings. Determination of the potential amount of unrecognized deferred U.S. income tax liability and foreign withholding taxes is not practicable because of the complexities associated with its hypothetical calculation.
NOTE 9— EMPLOYEE BENEFIT AND INCENTIVE PLANS
Historical pension and other postretirement benefit plans
The Company and its subsidiaries have historically provided (a) postretirement health care and life insurance benefits to eligible retired employees and their dependents and (b) pension benefit payments to retirement plans. Substantially all employees became eligible for health care and life insurance benefits if they reached retirement age while still working for the Company or its subsidiaries. The Company did not fund the liability for these benefits, which were expected to be paid out of cash generated by operations. The Company reserved the right, subject to applicable collective bargaining agreements, to amend or terminate these benefits. Retirement plans were generally non-contributory for salaried and hourly employees and generally provided for benefits based on formulas which considered such items as length of service and earnings during years of service.
Reorganization efforts affecting pension and post-retirement medical obligations
The Company has stated since the inception of its Chapter 11 proceedings that legacy items that included its pension and post-retirement benefit plans would have to be addressed before the Company could successfully reorganize. The Company previously disclosed that it did not intend to make any pension contributions in respect of its domestic pension plans during the pendency of the Cases as it believed that virtually all amounts were pre-Filing Date obligations. The Company did not make required accelerated funding payments to its salaried employee retirement plan. As a result, during 2003, the Company engaged in lengthy negotiations with the PBGC, the 1114 Committee and the appropriate union representatives for the hourly employees subject to collective bargaining agreements regarding its plans to significantly modify or terminate these benefits.

Notes to consolidated financial statements

In January 2004, the Company filed motions with the Court to terminate or substantially modify postretirement medical obligations for both salaried and certain hourly employees and for the distressed termination of substantially all domestic hourly pension plans. The Company subsequently concluded agreements with the 1114 Committee and union representatives that represent the vast majority of the Company’s hourly employees. The agreements provide for the termination of existing salaried and hourly postretirement medical benefit plans, and the termination of existing hourly pension plans. Under the agreements, salaried and hourly retirees would be provided an opportunity for continued medical coverage through COBRA or a VEBA and active salaried and hourly employees would be provided with an opportunity to participate in one or more replacement pension plans and/or defined contribution plans. The agreements with the 1114 Committee and certain of the unions have been approved by the Court, but were subject to certain conditions, including Court approval of the Intercompany Agreement in a form acceptable to the Debtors and the UCC (see Note 1). The ongoing financial impacts of the new and continuing pension plans and the VEBA are discussed below in “Cash Flow”.
On June 1, 2004, the Court entered an order, subject to certain conditions including final Court approval for the Intercompany Agreement, authorizing the Company to implement termination of its post-retirement medical plans as of May 31, 2004 and the Company’s plan to make advance payments to one or more VEBAs. As previously disclosed, pending the resolution of all contingencies in respect of the termination of the existing post-retirement medical benefit plan, during the period June 1, 2004 through December 31, 2004 the Company continued to accrue costs based on the existing plan and has treated the VEBA contribution as a reduction of its liability under the plan. However, since the Intercompany Agreement was approved in February 2005 and all other contingencies had already been met, the Company determined that the existing post-retirement medical plan should be treated as terminated as of December 31, 2004. This resulted in the Company recognizing a non-cash charge in 2004 of approximately $312.5 (reflected in Other operating charges, net— Note 6).
The PBGC has assumed responsibility for the three largest of the Company’s pension plans, which represented the vast majority of the Company’s net pension obligation including the Company’s Salaried Employees Retirement Plan (in December 2003), the Inactive Pension Plan (in July 2004) and the Kaiser Aluminum Pension Plan (in September 2004). The Salaried Employees Retirement Plan, the Inactive Pension Plan and the Kaiser Aluminum Pension Plan are hereinafter collectively referred to as the “Terminated Plans.” The PBGC’s assumption of the Terminated Plans resulted in the Company recognizing non-cash pension charges of approximately $121.2 in the fourth quarter of 2003, approximately $155.5 in the third quarter of 2004 and approximately $154.5 in the fourth quarter of 2004. The fourth quarter 2003 and third quarter 2004 charges were determined by the Company based on assumptions that are consistent with the GAAP criteria for valuing ongoing plans. The Company believed this represented a reasonable interim estimation methodology as there were reasonable arguments that could have been made that could have resulted in the final allowed claim amounts being either more or less than that reflected in the financial statements. The fourth quarter 2004 charge was based on the final agreement with the PBGC which was approved by the Court in January 2005. Pursuant to the agreement with the PBGC, the Company and the PBGC agreed, among other things, that: (a) the Company will continue to sponsor the Company’s remaining pension plans (which primarily are in respect of hourly employees at Fabricated products facilities) and made approximately $5.0 of minimum funding contributions for these plans in March 2005; (b) the PBGC would have an allowed post-petition administrative claim of $14.0, which is expected to be paid upon the consummation of a plan of reorganization for the Company or the consummation of the KAAC/ KFC plan, whichever comes first; and (c) the PBGC will have allowed pre-petition unsecured claims in respect of the Terminated Plans in the amount of $616.0, which will be resolved under the Kaiser

Notes to consolidated financial statements

Aluminum Amended Plan, pursuant to which the PBGC’s cash recovery from proceeds of the Company’s sale of its interests in and related to Alpart and QAL will be limited to 32% of the net proceeds distributable to holders of the Company’s Senior Notes, Sub Notes and the PBGC.
However, certain contingencies have arisen in respect of the settlement with the PBGC. See Note 11— Contingencies Regarding Settlement with the PBGC.
Financial Data
Assumptions
The following recaps the key assumptions used and the amounts reflected in the Company’s financial statements with respect to the Company’s pension plans and other postretirement benefit plans. In accordance with generally accepted accounting principles, impacts of the changes in the Company’s pension and other postretirement benefit plans discussed above have been reflected in such information.
The Company uses a December 31 measurement date for all of its plans.
Weighted-average assumptions used to determine benefit obligations as of December 31 and net periodic benefit cost for the years ended December 31 are:

	Pension benefits			Medical/Life benefits

	2003	2004	2005	2003	2004	2005

Benefit obligations assumptions:
Discount rate	6.00%	5.75%	5.50%	6.00%	5.75%	—
Rate of compensation increase	4.00%	3.00%	3.00%	4.00%	4.00%	—
Net periodic benefit cost assumptions:
Discount rate	6.00%	5.75%	5.75%	6.75%	6.00%	—
Expected return on plan assets	9.00%	8.50%	8.50%	—	—	—
Rate of compensation increase	4.00%	3.00%	3.00%	4.00%	4.00%	—
As more fully discussed above, all of the Company’s postretirement medical benefit plans have been terminated as a part of the Company’s reorganization efforts. As such, the Company’s obligations with respect to the existing plans are fixed.
Benefit obligations and funded status
The following table presents the benefit obligations and funded status of the Company’s pension and other postretirement benefit plans as of December 31, 2004 and 2005, and the corresponding amounts that are included in the Company’s Consolidated Balance Sheets. The following table excludes the pension plan balances and amounts related to Alpart, KJBC and Valco, which operations were sold and the obligations assumed by the buyers (see Note 3). The Company’s pension plan obligations

Notes to consolidated financial statements

related to the Gramercy facility were a part of the Terminated Plans and are excluded from the table below.

	Pension benefits		Medical/Life benefits

	2004	2005	2004	2005

Change in Benefit Obligation:
Obligation at beginning of year	$644.7	$27.2	$1,014.0	$1,042.0
Service cost	3.8	1.2	7.0	—
Interest cost	28.6	1.6	58.9	—
Curtailments, settlements and amendments	(609.6)	(.2)	—	—
Actuarial (gain) loss	(37.0)	3.4	19.1	—
Benefits paid	(3.3)	(1.1)	(57.0)	(25.0)

Obligation at end of year	27.2	32.1	1,042.0	1,017.0

Change in Plan Assets:
FMV of plan assets at beginning of year	364.1	14.2	—	—
Actual return on assets	(13.0)	2.0	—	—
Employer contributions	2.4	6.4	57.0	25.0
Assets for which contributions transferred to the PBGC	(336.0)	—	—	—
Benefits paid	(3.3)	(1.1)	(57.0)	(25.0)

FMV of plan assets at end of year	14.2	21.5	—	—

Obligation in excess of plan assets	13.0	10.6	1,042.0	1,017.0
Unrecognized net actuarial loss	(6.6)	(9.6)	—	—
Unrecognized prior service costs	(.5)	(1.1)	—	—
Adjustment required to recognize minimum liability	6.8	8.9	—	—
Estimated net liability to PBGC in respect of Terminated Plans	630.0	619.0	—	—
Intangible asset and other	1.3	1.1	—	—

Accrued benefit liability	$644.0	$628.9	$1,042.0	$1,107.0

As discussed more fully in Note 1, the amount of net liability to the PBGC in respect of the Terminated Plans and in respect of the terminated post-retirement benefit plan are expected to be resolved pursuant to the Kaiser Aluminum Amended Plan.
The accumulated benefit obligation for all defined benefit pension plans (other than the Terminated Plans and those plans that are part of discontinued operations) was $26.6 and $31.4 at December 31, 2004 and 2005, respectively.
The projected benefit obligation, aggregate accumulated benefit obligation and fair value of plan assets for continuing pension plans with accumulated benefit obligations in excess of plan assets were $27.2, $26.5 and $14.2, respectively, as of December 31, 2004 and $32.1, $31.4 and $21.5, respectively, as of December 31, 2005.

Notes to consolidated financial statements

Components of net periodic benefit cost
The following table presents the components of net periodic benefit cost for the years ended December 31, 2003, 2004 and 2005:

	Pension benefits			Medical/Life benefits

	2003	2004	2005	2003	2004	2005

Service cost	$10.2	$4.7	$1.2	$7.1	$7.0	$—
Interest cost	60.7	30.8	1.6	51.3	58.9	—
Expected return on plan assets	(38.6)	(22.9)	(1.5)	—	—	—
Amortization of prior service cost	3.6	2.6	.1	(22.5)	(21.7)	—
Amortization of net (gain) loss	16.1	5.0	.4	9.7	24.6	—

Net periodic benefit costs	52.0	20.2	1.8	45.6	68.8	—
Less discontinued operations reported separately	(15.3)	(7.8)	—	(11.9)	(10.2)	—

Defined benefit plans	36.7	12.4	1.8	33.7	58.6	—
401K (pension)	—	—	7.2	—	—	—

	$36.7	$12.4	$9.0	$33.7	$58.6	$—

The above table excludes pension plan curtailment and settlement costs of $122.9, and $142.4 in 2003 and 2004, respectively and pension plan curtailment and settlement credits of $.7 in 2005. The above table also excludes a post-retirement medical plan termination charge of approximately $312.5 in 2004.
The periodic pension costs associated with the Terminated Plans were $46.1 and $16.9 for the years ended December 31, 2003 and 2004, respectively. The amount of 2003 and 2004 periodic pension costs related to continuing operations that related to the Fabricated products segment was $16.6 and $8.3, respectively, and the balances related to the Corporate segment. The amount of 2003 and 2004 net periodic medical benefit costs related to continuing operations that related to the Fabricated products segment was $16.2 and $25.2, respectively, with the remaining amounts being related to the Corporate segment.
Additional information
The increase (decrease) in the minimum liability included in other comprehensive income was $(138.6), $(97.9), and $3.2 for the years ended December 31, 2003, 2004 and 2005, respectively.
Description of defined contribution plans
The Company, in March 2005, announced the implementation of the new salaried and hourly defined contribution savings plans. The salaried plan is being implemented retroactive to January 1, 2004 and the hourly plan is being implemented retroactive to May 31, 2004.
Pursuant to the terms of the new defined contribution savings plan, KACC will be required to make annual contributions into the Steelworkers Pension Trust on the basis of one dollar per United Steelworkers of America (“USWA”) employee hour worked at two facilities. KACC will also be required to make contributions to a defined contribution savings plan for active USWA employees that will range from eight hundred dollars to twenty-four hundred dollars per employee per year, depending on the employee’s age. Similar defined contribution savings plans have been established for non-USWA hourly employees subject to collective bargaining agreements. The Company currently estimates that contributions to all such plans will range from $3.0 to $6.0 per year.

Notes to consolidated financial statements

In September 2005, the Company and the USWA amended a prior agreement to provide, among other things, for the Company to contribute per employee amounts to the Steelworkers’ Pension Trust totaling approximately $.9. The amended agreement was approved by the Court and such amount was recorded in the fourth quarter of 2005.
The new defined contribution savings plan for salaried employees provides for a match of certain contributions made by such employees plus a contribution of between 2% and 10% of their salary depending on their age and years of service.
The Company recorded charges in respect of these plans (including the retroactive implementation) of $14.0 for the year ended December 31, 2005. Of such total amount, approximately $6.3 is included in Cost of products sold (related to the Fabricated products segment) and $.9 is included in Selling, administrative, research and development and general expense (“SG&A”) (which amount is split between the Corporate segment of $.4 and the Fabricated products segment of $.5). The amount ($6.8) related to the retroactive implementation (i.e., the 2004 portion) of the plans is reflected in Other operating charges, net (see Note 6).
Plan assets
As discussed above, the PBGC assumed responsibility for the Company’s Terminated Plans in December 2003 and the third quarter of 2004. Upon termination, the assets and administration were transferred to the PBGC. All pension assets for the domestic plans that the Company continues to sponsor are held in Kaiser Aluminum Pension Master Trust (the “Master Trust”) solely for the benefit of the pension plans’ participants and beneficiaries. Historically, the weighted-average asset allocation of these plans, by asset category, consisted primarily of equity securities of approximately 70% and others of 30% at December 31, 2004 and 2005. However, the Company currently anticipates that after emergence from Chapter 11 proceedings the investment guidelines will be revised to reflect a more conservative investment strategy with a higher portion of the Master Trusts assets being invested in fixed income funds/securities. The pension plan assets are managed by a trustee.
Cash flow
Domestic Plans. As previously discussed, during the first three years of the Chapter 11 proceedings, the Company did not make any further significant contributions to any of its domestic pension plans. However, as discussed above in connection with the PBGC settlement agreement, which was approved by the Court in January 2005, the Company paid approximately $5.0 in March 2005 and approximately $1.0 in July 2005 in respect of minimum funding contributions for retained pension plans, and paid $11.0 in respect of post-petition administrative claims of the PBGC when the KAAC/KFC Plan became effective in December 2005. An additional $3.0 could become payable as an administrative claim depending on the outcome of certain legal proceedings (see Note 11). Any other payments to the PBGC are expected to be limited to recoveries under the Liquidating Plans and the Kaiser Aluminum Amended Plan.
The amount related to the retroactive implementation of the defined contribution savings plans (see above) was paid in July 2005.
As a replacement for the Company’s previous postretirement benefit plans, the Company agreed to contribute certain amounts to one or more VEBAs. Such contributions are to include:

•	An amount not to exceed $36.0 and payable on emergence from the Chapter 11 proceedings so long as the Company’s liquidity (i.e. cash plus borrowing availability) is at least $50.0 after considering such payments.

Notes to consolidated financial statements

To the extent that less than the full $36.0 is paid and the Company’s interests in Anglesey are subsequently sold, a portion of such sales proceeds, in certain circumstances, will be used to pay the shortfall.

•	On an annual basis, 10% of the first $20.0 of annual cash flow, as defined, plus 20% of annual cash flow, as defined, in excess of $20.0. Such annual payments shall not exceed $20.0 and will also be limited (with no carryover to future years) to the extent that the payments do not cause the Company’s liquidity to be less than $50.0.

•	Advances of $3.1 in June 2004 and $1.9 per month thereafter until the Company emerges from the Cases. Any advances made pursuant to such agreement will constitute a credit toward the $36.0 maximum contribution due upon emergence.
In October 2004, the Company entered into an amendment to the USWA agreement to satisfy certain technical requirements for the follow-on hourly pension plans discussed above. The Company also agreed to pay an additional $1.0 to the VEBA in excess of the originally agreed to $36.0 contribution described above, which amount was paid in March 2005. Under the terms of the amended agreement, the Company is required to continue to make the monthly VEBA contributions as long as it remains in Chapter 11, even if the sum of such monthly payments exceeds the $37.0 maximum amount discussed above. Any monthly amounts paid during the Chapter 11 process in excess of the $37.0 limit will offset future variable contribution requirements post emergence. The amended agreement was approved by the Court in February 2005. VEBA-related payments through December 31, 2005 totaled approximately $38.3.
As a part of the September 2005 agreement with the USWA discussed above, which was approved by the Court in October 2005, KACC has also agreed to provide advances of up to $8.5 to the VEBA for hourly employees during the first two years after emergence from the Cases, if requested by the VEBA for hourly employees and subject to certain specified conditions. Any such advances would accrue interest at a market rate and would first reduce any required annual variable contributions. Any advanced amounts in excess of required variable contributions would, at KACC’s option, be repayable to KACC in cash, shares of new common stock of the emerging entity or a combination thereof.
Total charges associated with the VEBAs during the year ended December 31, 2005 were $23.8 which amounts are reflected in the accompanying financial statements as a reduction in Liabilities subject to compromise (see Note 16 regarding the accounting treatment of the VEBA charges).
Foreign Plans. Contributions to foreign pension plans (excluding those that are considered part of discontinued operations— see Note 3) were nominal.
Significant charges in 2003 and 2004
In 2003 and 2004, in connection with the Company’s termination of its Terminated Plans (as discussed above), the Company recorded non-cash charges of $121.2 and $310.0, respectively, which amounts have been included in Other operating charges, net (see Note 6). The charges recorded in the fourth quarter of 2003 and third quarter of 2004 had no material impact on the pension liability associated with the plans since the Company had previously recorded a minimum pension liability, as also required by GAAP, which amount was offset by charges to Stockholders’ equity.
In 2004, in connection with the termination of the Company’s post-retirement medical plans (as discussed above), the Company recorded a $312.5 non-cash charge, which amount has been included in Other operating charges, net (see Note 6).

Notes to consolidated financial statements

Postemployment Benefits. The Company has historically provided certain benefits to former or inactive employees after employment but before retirement. However, as a part of the agreements more fully discussed above, such benefits were discontinued in mid-2004.
Restricted Common Stock. The Company has a restricted stock plan, which was one of its stock incentive compensation plans, for its officers and other employees. Pursuant to the plan, approximately 1,181,000 restricted shares of the Company’s Common Stock were outstanding as of January 31, 2002. During 2002 through 2005, approximately 1,122,000 of the unvested restricted shares were cancelled or voluntarily forfeited. As of December 31, 2005, there were no restricted shares outstanding.
Incentive Plans. The Company has an unfunded incentive compensation program, which provides incentive compensation based on performance against annual plans and over rolling three-year periods. In addition, the Company has a “nonqualified” stock option plan and KACC has a defined contribution plan for salaried employees which provides for matching contributions by the Company at the discretion of the board of directors. Given the challenging business environment encountered during 2003, 2004 and 2005 and the disappointing results of operations for all years, only modest incentive payments were made and no matching contribution were awarded in respect of either year. The Company’s expense for all of these plans was $6.1, $1.7 and $3.5 for the years ended December 31, 2003, 2004, and 2005, respectively.
Up to 8,000,000 shares of the Company’s Common Stock were initially reserved for issuance under its stock incentive compensation plans. At December 31, 2005, 4,864,889 shares of Common Stock remained available for issuance under those plans. Stock options granted pursuant to the Company’s nonqualified stock option program are to be granted at or above the prevailing market price, generally vest at a rate of 20-33% per year, and have a five or ten year term. Information concerning nonqualified stock option plan activity is shown below. The weighted average price per share for each year is shown parenthetically.

	2003	2004	2005

Outstanding at beginning of year ($5.63, $3.34 and $3.14, respectively)	1,454,861	850,140	810,040
Expired or forfeited ($8.86, $7.25 and $2.49, respectively)	(604,721)	(40,100)	(318,920)

Outstanding at end of year ($3.34, $3.14 and $3.57, respectively)	850,140	810,040	491,120

Exercisable at end of year ($3.34, $3.04 and $3.41, respectively)	645,659	781,856	462,936

Options exercisable at December 31, 2005 had exercisable prices ranging from $1.72 to $10.06 and a weighted average remaining contractual life of 5.6 years. Given that the average sales price of the Company’s Common Stock is currently in the $.03 per share range, the Company believes it is unlikely any of the stock options will be exercised. Further, the equity interests of the holders of outstanding options are expected to be cancelled without consideration pursuant to the Kaiser Aluminum Amended Plan.
NOTE 10— MINORITY INTERESTS
KACC has four series of $100 par value Cumulative Convertible Preference Stock (“$100 Preference Stock”) outstanding with annual dividend requirements of between 4 1/8% and 4 3/4%. KACC has the option to redeem the $100 Preference Stock at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stock. By its terms, the $100 Preference Stock can be exchanged for per share cash amounts between $69-$80. The Company records the $100

Notes to consolidated financial statements

Preference Stock at their exchange amounts for financial statement presentation and includes such amounts in minority interests. At December 31, 2004 and 2005, outstanding shares of $100 Preference Stock were 8,669. In accordance with the Code and DIP Facility, KACC is not permitted to repurchase or redeem any of its stock. Further, the equity interests of the holders of the $100 Preference Stock are expected to be cancelled without consideration pursuant to the Kaiser Aluminum Amended Plan.
NOTE 11— COMMITMENTS AND CONTINGENCIES
Impact of reorganization proceedings
During the pendency of the Cases, substantially all pending litigation, except certain environmental claims and litigation, against the Debtors is stayed. Generally, claims against a Reorganizing Debtor arising from actions or omissions prior to its Filing Date are expected to be settled pursuant to the Kaiser Aluminum Amended Plan.
Commitments
KACC has a variety of financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note 12), letters of credit, and guarantees. A significant portion of these commitments relate to the Company’s interests in and related to QAL, which were sold in April 2005 (see Note 3). KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey. During the third quarter of 2005, the Company placed orders for certain equipment, furnaces and/or services intended to augment the Company’s heat treat and aerospace capabilities at the Spokane, Washington facility in respect of which the Company expects to become obligated for costs likely to total in the range of 75.0. Approximately $17.0 of such costs were incurred in 2005. The balance will likely be incurred in 2006 and 2007, with the majority of such costs being incurred in 2006.
Minimum rental commitments under operating leases at December 31, 2005, are as follows: years ending December 31, 2006— $2.6; 2007— $1.7; 2008— $1.4; 2009— $1.3; 2010— $.3; thereafter— $.1. Pursuant to the Code, the Debtors may elect to reject or assume unexpired pre-petition leases. Rental expenses, after excluding rental expenses of discontinued operations, were $8.6, $3.1 and $3.6, for the years ended December 31, 2003, 2004 and 2005, respectively. Rental expenses of discontinued operations were $6.6 and $4.9 for the years ended December 31, 2003 and 2004, respectively.
Environmental contingencies
The Company and KACC are subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws and regulations. KACC currently is subject to a number of claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 (“CERCLA”), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.
Based on the Company’s evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters. During the year ended December 31, 2003, KACC recorded charges of $23.2 to increase its environmental accrual. The following table presents the changes in such

Notes to consolidated financial statements

accruals, which are primarily included in Long-term liabilities, for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005

Balance at beginning of period	$59.1	$82.5	$58.3
Additional accruals	25.6	8.4	.5
Less expenditures	(2.2)	(32.6)	(12.3)

Balance at end of period(1)	$82.5	$58.3	$46.5

(1)	As of December 31, 2004 and 2005, $30.6 and $30.7, respectively, of the environmental accrual was included in Liabilities subject to compromise (see Note 1) and the balance was included in Long-term liabilities.
These environmental accruals represent the Company’s estimate of costs (in nominal dollars without discounting) reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company’s assessment of the likely remediation action to be taken. In the ordinary course, the Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $14.5 in 2006, $.2 to $3.8 per year for the years 2007 through 2010 and an aggregate of approximately $25.5 thereafter. Approximately $20.2 of the $25.5 environmental liabilities expected to be settled after 2010 relates to non-owned property sites has been included in the after 2010 balance because such amounts are expected to be settled solely pursuant to the Kaiser Aluminum Amended Plan.
Approximately $20.2 of the amount provided in 2003 relates to the previously disclosed multi-site settlement agreement with various federal and state governmental regulatory authorities and other parties in respect of KACC’s environmental exposure at a number of non-owned sites. Under this agreement, among other things, KACC agreed to claims at such sites totaling $25.6 ($20.2 greater than amounts that had previously been accrued for these sites) and, in return, the governmental regulatory authorities have agreed that such claims would be treated as pre-Filing Date unsecured claims (i.e. liabilities subject to compromise). The Company recorded the portion of the $20.2 accrual that relates to locations with operations ($15.7) in Other operating charges, net (see Note 6). The remainder of the accrual ($4.5), which relates to locations that have not operated for a number of years was recorded in Other income (expense) (see Note 2).
During 2003 and 2004, the Company also provided additional accruals totaling approximately $3.0 and $1.4, respectively, associated with certain KACC-owned properties with no current operations (recorded in Other income (expense)— see Note 2). The additional 2003 accruals resulted primarily from additional cost estimation efforts undertaken by the Company in connection with its reorganization efforts. The 2004 accrual resulted from facts and circumstances determined in the ordinary course of business. Both the 2003 and 2004 accruals were recorded as liabilities not subject to compromise as they relate to properties owned by the Company.
The Company has previously disclosed that it is possible that its assessment of environmental accruals could increase because it may be in the interests of all stakeholders to agree to increased amounts to, among other things, achieve a claim treatment that is favorable and to expedite the reorganization process. The September 2003 multi-site settlement is one example of such a situation.
In June, 2004, the Company reported that it was close to entering settlement agreements with various parties pursuant to which a substantial portion of the unresolved environmental claims could be settled

Notes to consolidated financial statements

for approximately $25.0-$30.0. In September 2004, agreements with the affected parties were reached and Court approval for such agreements was received. During October 2004, the Company paid approximately $27.3 to completely settle these liabilities. The amounts paid approximated the amount of liabilities recorded and did not result in any material net gain or loss.
As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $20.0 (a majority of which are estimated to relate to owned sites that are likely not subject to compromise). As the resolution of these matters is subject to further regulatory review and approval, no specific assurance can be given as to when the factors upon which a substantial portion of this estimate is based can be expected to be resolved. However, the Company is currently working to resolve certain of these matters.
The Company believes that KACC has insurance coverage available to recover certain incurred and future environmental costs. However, no amounts have been accrued in the financial statements with respect to such potential recoveries.
Other environmental matters
During April 2004, KACC was served with a subpoena for documents and has been notified by Federal authorities that they are investigating certain environmental compliance issues with respect to KACC’s Trentwood facility in the State of Washington. KACC is undertaking its own internal investigation of the matter through specially retained counsel to ensure that it has all relevant facts regarding Trentwood’s compliance with applicable environmental laws. KACC believes it is in compliance with all applicable environmental law and requirements at the Trentwood facility and intends to defend any claims or charges, if any should result, vigorously. The Company cannot assess what, if any, impact this matter may have on the Company’s or KACC’s financial statements.
Asbestos and certain other personal injury claims
KACC has been one of many defendants in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos or exposure to products containing asbestos produced or sold by KACC or as a result of, employment or association with KACC. The lawsuits generally relate to products KACC has not sold for more than 20 years. As of the initial Filing Date, approximately 112,000 asbestos-related claims were pending. The Company has also previously disclosed that certain other personal injury claims had been filed in respect of alleged pre-Filing Date exposure to silica and coal tar pitch volatiles (approximately 3,900 claims and 300 claims, respectively).
Due to the Cases, holders of asbestos, silica and coal tar pitch volatile claims are stayed from continuing to prosecute pending litigation and from commencing new lawsuits against the Reorganizing Debtors. As a result, the Company has not made any payments in respect of any of these types of claims during the Cases. Despite the Cases, the Company continues to pursue insurance collections in respect of asbestos-related amounts paid prior to its Filing Date and, as described below, to negotiate insurance settlements and prosecute certain actions to clarify policy interpretations in respect of such coverage.

Notes to consolidated financial statements

The following tables present historical information regarding KACC’s asbestos, silica and coal tar pitch volatiles-related balances and cash flows:

	December 31,

	2004	2005

Liability	$1,115.0	$1,115.0
Receivable(1)	967.0	965.5

	$148.0	$149.5

	Year ended
	December 31,
				Inception
	2003	2004	2005	to date

Payments made, including related legal costs	$—	$—	$—	$(355.7)
Insurance recoveries(2)	18.6	2.7	1.5	267.7

	$18.6	$2.7	$1.5	$(88.0)

(1)	The asbestos-related receivable was determined on the same basis as the asbestos-related cost accrual. However, no assurances can be given that KACC will be able to project similar recovery percentages for future asbestos-related claims or that the amounts related to future asbestos-related claims will not exceed KACC’s aggregate insurance coverage. Amounts are stated in nominal dollars and not discounted to present value as the Company cannot currently project the actual timing of payments or insurance recoveries particularly in light of the expected treatment of such items in any plan of reorganization that is ultimately filed. The Company believes that, as of December 31, 2005, it had received all insurance recoveries that it is likely to collect in respect of asbestos-related costs paid. See Note 1.

(2)	Excludes certain amounts paid by insurers into a separate escrow account (in respect of future settlements) more fully discussed below.
As previously disclosed, at the Filing Date, the Company had accrued approximately $610.1 (included in Liabilities Subject to Compromise) in respect of asbestos and other similar personal injury claims. As disclosed, such amount represented the Company’s estimate for current claims and claims expected to be filed over a 10 year period (the longest period KACC believed it could then reasonably estimate) based on, among other things existing claims, assumptions about the amounts of asbestos-related payments, the status of ongoing litigation and settlement initiatives, and the advice of Wharton Levin Ehrmantraut & Klein, P.A., with respect to the current state of the law related to asbestos claims. The Company also disclosed that there were inherent limitations to such estimates and that the Company’s actual liabilities in respect of such claims could significantly exceed the amounts accrued; that at some point during the reorganization process, the Company expected that an estimation of KACC’s entire asbestos-related liability would occur; and that until such process was complete or KACC had more information, KACC was unlikely to be able to adjust its accruals.
Over the last year-plus period, the Company has engaged in periodic negotiations with the representatives of the asbestos, silica and coal tar pitch claimants and the Company’s insurers as part of its reorganization efforts. As more fully discussed in Note 1, these efforts resulted in an agreed term sheet in early 2005 between the Company and other key constituents as to the treatment for such claims in any plan(s) of reorganization the Company files. While a formal estimation process has not been completed, now that the Company can reasonably predict the path forward for resolution of these claims and based on the information resulting from the negotiations process, the Company

Notes to consolidated financial statements

believes it has sufficient information to project a range of likely costs. The Company now estimates that its total liability for asbestos, silica and coal tar pitch volatile personal injury claims is expected to be between approximately $1,100.0 and $2,400.0. However, the Company does not anticipate that other constituents will necessarily agree with this range and the Company anticipates that, as a part of any estimation process that may occur in the Cases, other constituents are expected to disagree with the Company’s estimated range of costs. In particular, the Company is aware that certain informal assertions have been made by representatives for the asbestos, silica and coal tar pitch volatiles claimants that the actual liability may exceed, perhaps significantly, the top end of the Company’s expected range. While the Company cannot reasonably predict what the ultimate amount of such claims will be determined to be, the Company believes that the minimum end of the range is both probable and reasonably estimatable. Accordingly, in accordance with GAAP, the Company recorded an approximate $500.0 charge in 2004 to increase its accrued liability at December 31, 2004 to the $1,115.0 minimum end of the expected range (included in Liabilities subject to Compromise— see Note 1). Future adjustments to such accruals are possible as the reorganization and/or estimation process proceeds and it is possible that such adjustments will be material.
As previously disclosed, KACC believes that it has insurance coverage available to recover a substantial portion of its asbestos-related costs and had accrued for expected recoveries totaling approximately $463.1 as of September 30, 2004, after considering the approximately $54.4 of asbestos-related insurance receipts received from the Filing Date through September 30, 2004. As previously disclosed, the Company reached this conclusion after considering its prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Heller Ehrman LLP with respect to applicable insurance coverage law relating to the terms and conditions of those policies.
As a part of the negotiation process described above, the Company has continued its efforts with insurers to make clear the amount of insurance coverage expected to be available in respect of asbestos, silica and coal tar pitch personal injury claims. The Company has settled asbestos-related coverage matters with certain of its insurance carriers. However, other carriers have not yet agreed to settlements and disputes with carriers exist. During 2000, KACC filed suit in San Francisco Superior Court against a group of its insurers, which suit was thereafter split into two related actions. Additional insurers were added to the litigation in 2000 and 2002. During October 2001, June 2003, February 2004 and April 2004, the court ruled favorably on a number of policy interpretation issues. Additionally, one of the favorable October 2001 rulings was affirmed in February 2002 by an intermediate appellate court in response to a petition from the insurers. The litigation is continuing. Certain insurers have filed motions for review and appeals to object to certain aspects of the confirmation order in respect of the Kaiser Aluminum Amended Plan, including with regard to whether the rights to proceeds of certain of the insurance policies may be transferred upon emergence to the applicable personal injury trust(s) contemplated by the Kaiser Aluminum Amended Plan as part of the resolution of the outstanding tort claims. It is expected that the United States District Court will decide this matter as a part of the plan affirmation process. While the Company believes that the applicable law supports the transfer of such rights to proceeds to the Applicable Personal Injury Trust(s), no assurances can be provided on how the Court will ultimately rule on this or other aspects of the Kaiser Aluminum Amended Plan.
The timing and amount of future insurance recoveries continues to be dependent on the resolution of any disputes regarding coverage under the applicable insurance policies thru the process of negotiations or further litigation. However, the Company believes that substantial recoveries from the insurance carriers are probable. The Company estimates that at December 31, 2005 its remaining solvent insurance coverage was in the range of $1,400.0-$1,500.0. Further, assuming that actual asbestos, silica and coal tar pitch volatile costs were to be the $1,115.0 amount now accrued (as discussed

Notes to consolidated financial statements

above) the Company believes that it would be able to recover from insurers amounts totaling approximately $965.5, and, accordingly the Company recorded in 2004 an approximate $500.0 increase in its personal injury-related insurance receivable. The foregoing estimates are based on, among other things, negotiations, the results of the litigation efforts discussed above and the advice of Heller Ehrman LLP with respect to applicable insurance coverage law relating to the terms and conditions of those policies. While the Company considers the approximate $965.5 amount to be probable (based on the factors cited above) it is possible that facts and circumstances could change and, if such a change were to occur, that a material adjustment to the amount recorded could occur. Additionally, it should be noted that, if through the estimation process or negotiation, it was determined that a significantly higher amount of costs were expected to be paid in respect of asbestos, silica and coal tar pitch volatile claims: (a) any amounts in excess of $1,400.0-$1,500.0 would likely not be offset by any expected incremental insurance recoveries and (b) it is presently uncertain to what extent additional insurance recoveries would be determined under GAAP to be probable in respect of expected costs between the $1,100.0 amount accrued at December 31, 2005 and total amount of estimated solvent insurance coverage available. Further, it is possible that, in order to provide certainty in respect of tort-related insurance recoveries, the Company and the insurers may enter into further settlement agreements establishing payment obligations of insurers to the trusts discussed in Note 1. Settlement amounts may be different from the face amount of the policies, which are stated in nominal terms, and may be affected by, among other things, the present value of possible cash receipts versus the potential obligation of the insurers to pay over time which could impact the amount of receivables recorded.
Since the start of the Cases, KACC has entered into settlement agreements with several of the insurers whose asbestos-related obligations are primarily in respect of future asbestos claims. These settlement agreements were approved by the Court. In accordance with the Court approval, the insurers have paid certain amounts, pursuant to the terms of that approved escrow agreements, into funds (the “Escrow Funds”) in which KACC has no interest, but which amounts will be available for the ultimate settlement of KACC’s asbestos-related claims. Because the Escrow Funds are under the control of the escrow agents, who will make distributions only pursuant to a Court order, the Escrow Funds are not included in the accompanying consolidated balance sheet at December 31, 2005. In addition, since neither the Company nor KACC received any economic benefit or suffered any economic detriment and have not been relieved of any asbestos-related obligation as a result of the receipt of the escrow funds, neither the asbestos-related receivable nor the asbestos-related liability have been adjusted as a result of these transactions.
During the latter half of 2005, the Company entered into certain conditional settlement agreements with insurers under which the insurers agreed (in aggregate) to pay approximately $375.0 in respect of substantially all coverage under certain policies having a combined face value of approximately $459.0. The settlements, which were approved by the Court, have several conditions, including a legislative contingency and are only payable to the trust(s) being set up under the Kaiser Aluminum Amended Plan upon emergence (more fully discussed in Note 1). One set of insurers paid approximately $137.0 into a separate escrow account in November 2005. If the Company does not emerge, the agreement is null and void and the funds (along with any interest that has accumulated) will be returned to the insurers. As of December 31, 2005, the insurers had paid $152.0 into the Escrow Funds, a substantial portion of which related to the conditional settlements. It is possible that settlements with additional insurers will occur. However, no assurance can be given that such settlements will occur.
During March 2006, the Company reached a conditional settlement agreement with another group of insurers under which the insurers would pay approximately $67.0 in respect of certain policies having

Notes to consolidated financial statements

a combined face value of approximately $80.0. The conditional settlement, which has similar terms and conditions to the other conditional settlement agreement discussed above, must still be approved by the Court. Negotiations with other insurers continue.
The Company has not provided any accounting recognition for the conditional agreements in the accompanying financial statements given: (1) the conditional nature of the settlements; (2) the fact that, if the Kaiser Aluminum Amended Plan does not become effective, the Company’s interests with respect to the insurance policies covered by the agreements are not impaired in any way; and (3) the Company believes that collection of the approximate $965.5 amount of Personal injury-related insurance recovery receivable is probable even if the conditional agreements are ultimately approved. No assurances can be given as to whether the conditional agreements will become final or as to what amounts will ultimately be collected in respect of the insurance policies covered by the conditional settlement or any other insurance policies.
Hearing loss claims
During February 2004, the Company reached a settlement in principle in respect of 400 claims, which alleged that certain individuals who were employees of the Company, principally at a facility previously owned and operated by KACC in Louisiana, suffered hearing loss in connection with their employment. Under the terms of the settlement, which is still subject to Court approval the claimants will be allowed claims totaling $15.8. As such, the Company recorded a $15.8 charge (in Other operating charges, net— see Note 6) in 2003 and a corresponding obligation (included in Liabilities subject to compromise— see Note 1). However, no cash payments by the Company are required in respect of these amounts. Rather the settlement agreement contemplates that, at emergence, these claims will be transferred to a separate trust along with certain rights against certain insurance policies of the Company and that such insurance policies will be the sole source of recourse to the claimants. While the Company believes that the insurance policies are of value, no amounts have been reflected in the Company’s financial statements at December 31, 2005 in respect of such policies as the Company could not with the level of certainty necessary determine the amount of recoveries that were probable.
During the Cases, the Company has received approximately 3,200 additional proofs of claim alleging pre-petition injury due to noise induced hearing loss. It is not known at this time how many, if any, of such claims have merit or at what level such claims might qualify within the parameters established by the above-referenced settlement in principle for the 400 claims. Accordingly, the Company cannot presently determine the impact or value of these claims. However, under the plan of reorganization all such claims will be transferred, along with certain rights against certain insurance policies, to a separate trust and resolved in that manner rather than being settled prior to the Company’s emergence from the Cases.
Labor matters
In connection with the USWA strike and subsequent lock-out by KACC, which was settled in September 2000, certain allegations of unfair labor practices (“ULPs”) were filed with the National Labor Relations Board (“NLRB”) by the USWA. As previously disclosed, KACC responded to all such allegations and believed that they were without merit. Twenty-two of twenty-four allegations of ULPs previously brought against KACC by the USWA have been dismissed. A trial before an administrative law judge for the two remaining allegations concluded in September 2001. In May 2002, the administrative law judge ruled against KACC in respect of the two remaining ULP allegations and recommended that the NLRB award back wages, plus interest, less any earnings of the workers during

Notes to consolidated financial statements

the period of the lockout. The administrative law judge’s ruling did not contain any specific amount of proposed award and was not self-executing.
In January 2004, as part of its settlement with the USWA with respect to pension and retiree medical benefits, KACC and the USWA agreed to settle their case pending before the NLRB, subject to approval of the NLRB General Counsel and the Court and ratification by union members. Under the terms of the agreement, solely for the purposes of determining distributions in connection with the reorganization, an unsecured pre-petition claim in the amount of $175.0 will be allowed. Also, as part of the agreement, the Company agreed to adopt a position of neutrality regarding the unionization of any employees of the reorganized company.
The settlement was ratified by the union members in February 2004, amended in October 2004, and ultimately approved by the Court in February 2005. Until February 2005, the settlement was also contingent on the Court’s approval of the Intercompany Agreement. However, such contingency was removed when the Court approved the Intercompany Agreement in February 2005. Since all material contingencies in respect of this settlement have been resolved and, since the ULP claim existed as of the December 31, 2004 balance sheet date, the Company recorded a $175.0 non-cash charge in the fourth quarter of 2004 (reflected in Other operating charges, net— Note 6).
Labor agreement
The Company previously disclosed that the labor agreement covering the USWA workers at KACC’s Spokane, Washington rolling mill and Newark, Ohio extrusion and rod rolling facility were set to expire in September 2005 and that KACC and representatives of the USWA had begun discussions regarding a new labor agreement. During June 2005, KACC and representatives of the USWA reached an agreement in respect of the labor agreements for such locations and the union members subsequently ratified the agreement. Additionally, new labor agreements were reached with USWA members at the Richmond, Virginia, and Tulsa, Oklahoma extrusion facilities. The new agreements at all of these locations commenced on July 1, 2005 and run through various expiration dates in 2010. The agreements provide for the following at each plant: a ratification-signing bonus; typical industry-level annual wage increases; an opportunity to share in plant profitability; and a continuation of benefits modeled along the lines of the settlement between the parties approved by the Court in February 2005. The approximately $.9 of ratification signing bonuses were expensed in the second quarter of 2005 since that is when ratification occurred (included in Cost of products sold).
Contingencies regarding settlement with the PBGC
As more fully described in Note 8, in response to the January 2004 Debtors’ motion to terminate or substantially modify substantially all of the Debtors’ defined benefit pension plans, the Court ruled that the Company had met the factual requirements for distress termination as to all of the plans at issue. The PBGC appealed the Court’s ruling. However, as more fully discussed in Note 9, during the pendency of the PBGC’s appeal, the Company and the PBGC reached a settlement under which the PBGC agreed to assume the Terminated Plans. The Court approved this settlement in January 2005. The Company believed that, subject to the Kaiser Aluminum Amended Plan and the Liquidating Plans complying with the terms of the PBGC settlement, all issues in respect of such matters were resolved. However, despite the settlement with the PBGC, the intermediate appellate court proceeded to consider the PBGC’s earlier appeal and issued a ruling dated March 31, 2005 affirming the Court’s rulings regarding distress termination of all such plans. If the current appellate ruling became final, it is possible that the remaining defined benefit plans would be assumed by the PBGC. Since the Company and the PBGC became aware of the intermediate appellate court ruling, the Company and the PBGC

Notes to consolidated financial statements

have conducted additional discussions. In July 2005, the Company and the PBGC reached an agreement, which was approved by the Court in September 2005, under which the PBGC agreement previously approved by the Court was amended to permit the PBGC to further appeal the intermediate appellate court ruling. Under the terms of the amended PBGC agreement, if the PBGC were to prevail in the further appeal, all aspects of the previously approved PBGC agreement would remain the same. Accordingly, in essence, if the PBGC’s further appeal were to prevail, the Company does not believe there would be any material adverse consequences. On the other hand, under the amended agreement, if the intermediate appellate court ruling is upheld on further appeal, the PBGC is required to: (a) approve the distress termination of the remaining defined benefit pension plans; and (b) reduce the amount of the administrative claim to $11.0 (from $14.0). Under the amended agreement, both the Company and the PBGC agreed to take up no further appeals. Pending a final resolution of this matter, the Company’s settlement with the PBGC remains in full force and effect. Upon consummation of the Liquidating Plans, the $11.0 minimum was paid to the PBGC. The remaining $3.0 that would be payable if the PBGC were to be paid the maximum amount of the administrative claim was accrued at December 31, 2005 in Accrued salaries, wages, and related expenses. The Company continues to believe that any outcome would not be less favorable (from a cash perspective) than the terms of the PBGC settlement or the amended PBGC agreement. However, if the remaining defined benefit pension plans were to be terminated, it would likely result in a non-cash charge of approximately $6.0-$7.0.
The indenture trustee for the Sub Notes appealed the Court’s order approving the settlement with the PBGC. In March 2006, the first level appellate court affirmed the Court’s approval of the settlement with the PBGC.
Other contingencies
The Company or KACC is involved in various other claims, lawsuits, and other proceedings relating to a wide variety of matters related to past or present operations. While uncertainties are inherent in the final outcome of such matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.
NOTE 12— DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS
In conducting its business, KACC has historically used various instruments, including forward contracts and options, to manage the risks arising from fluctuations in aluminum prices, energy prices and exchange rates. KACC has historically entered into hedging transactions from time to time to limit its exposure resulting from (1) its anticipated sales primary aluminum and fabricated aluminum products, net of expected purchase costs for items that fluctuate with aluminum prices, (2) the energy price risk from fluctuating prices for natural gas used in its production process, and (3) foreign currency requirements with respect to its cash commitments with foreign subsidiaries and affiliates. As KACC’s hedging activities are generally designed to lock-in a specified price or range of prices, gains or losses on the derivative contracts utilized in the hedging activities (except the impact of those contracts discussed below which have been marked to market) generally offset at least a portion of any losses or gains, respectively, on the transactions being hedged.
KACC’s share of primary aluminum production from Anglesey is approximately 150,000,000 pounds annually. Because KACC purchases alumina for Anglesey at prices linked to primary aluminum prices, only a portion of the Company’s net revenues associated with Anglesey are exposed to price risk. The

Notes to consolidated financial statements

Company estimates the net portion of its share of Anglesey production exposed to primary aluminum price risk to be approximately 100,000,000 pounds annually.
As stated above, the Company’s pricing of fabricated aluminum products is generally intended to lock-in a conversion margin (representing the value added from the fabrication process(es)) and to pass metal price risk on to its customers. However, in certain instances the Company does enter into firm price arrangements. In such instances, the Company does have price risk on its anticipated primary aluminum purchase in respect of the customer’s order. Total fabricated products shipments during 2003, 2004 and 2005 that contained fixed price terms were (in millions of pounds) 97.6, 119.0, and 155.0 respectively.
During the last three years the volume of fabricated products shipments with underlying primary aluminum price risk substantially offset or roughly equaled the Company’s net exposure to primary aluminum price risk at Anglesey. As such, the Company considers its access to Anglesey production overall to be a “natural” hedge against any fabricated products firm metal-price risk. However, since the volume of fabricated products shipped under firm prices may not match up on a month-to-month basis with expected Anglesey-related primary aluminum shipments, the Company may use third party hedging instruments to eliminate any net remaining primary aluminum price exposure existing at any time.
At December 31, 2005, the fabricated products business held contracts for the delivery of fabricated aluminum products that have the effect of creating price risk on anticipated purchases of primary aluminum for the period 2006-2009 totaling approximately (in millions of pounds): 2006: 123.0, 2007: 79.0, 2008: 56.0, and 2009: 44.0.
The following table summarizes KACC’s material derivative positions at December 31, 2005:

		Notional
		amount of	Carrying/
		contracts	market
Commodity	Period	(mmlbs)	value

Aluminum—
Option sale contracts	1/06 through 12/11	84.7	$1.5
Fixed priced purchase contracts	1/06 through 12/06	15.7	1.1

		Notional
		amount of	Carrying/
		contracts	market
Foreign currency	Period	(mm GBP)	value

Pounds Sterling—
Option sale contracts	1/06 through 12/07	84.0	$3.2
Fixed priced purchase contracts	1/06 through 12/07	84.0	(4.2)
The above table excludes certain aluminum option sales contracts whose positions were liquidated prior to their settlement date during the year ended December 31, 2005. A net loss associated with these liquidated positions was deferred and is being recognized over the period during which the underlying transactions to which the hedges related are expected to occur. As of December 31, 2005, the remaining unamortized net loss was approximately $2.1.
Hedging activities during 2005 (all of which were attributable to continuing operations) resulted in a net loss of approximately $.1 for the year ended 2005. Hedging activities during the years ended December 31, 2003 and 2004 resulted in net losses of approximately $1.7 and $2.5, respectively.

Notes to consolidated financial statements

Hedging activities in 2003 and 2004 were deemed to be fully attributable to the Company’s commodity-related operations and are reported in Discontinued operations.
As more fully discussed in Notes 2 and 16, in connection with the Company’s preparation of its December 31, 2005 financial statements, the Company concluded that its derivative financial instruments did not qualify for hedge accounting treatment. The net impact of the change was a non-cash charge (in Cost of products sold) of approximately $4.1 (which would have otherwise been classified as a reduction of OCI if the transactions had qualified for hedge accounting treatment).
NOTE 13—KEY EMPLOYEE RETENTION PROGRAM
In June 2002, the Company adopted a key employee retention program (the “KERP”), which was approved by the Court in September 2002. The KERP is a comprehensive program that is designed to provide financial incentives sufficient to retain certain key employees during the Cases. The KERP includes six key elements: a retention plan, a severance plan, a change in control plan, a completion incentive plan, the continuation for certain participants of an existing supplemental employee retirement plan (“SERP”) and a long-term incentive plan. Under the KERP, retention payments commenced in September 2002 and were paid every six months through March 31, 2004, except that 50% of the amounts payable to certain senior officers were withheld until the Debtors emerge from the Cases or as otherwise agreed pursuant to the KERP. During 2003 and 2004, the Company recorded charges of $6.1 and $1.5, respectively (included in Selling, administrative, research and development, and general), related to the retention plan of the KERP. The severance and change in control plans, which are similar to the provisions of previous arrangements that existed for certain key employees, generally provide for severance payments of between six months and three years of salary and certain benefits, depending on the facts and circumstances and the level of employee involved. The completion incentive plan generally provided for payments that reduced over time to certain senior officers depending on the elapsed time until the Debtors emerged from the Cases. The completion incentive lapsed with no payments due. The SERP generally provides additional non-qualified pension benefits for certain active employees at the time that the KERP was approved, who would suffer a loss of benefits based on Internal Revenue Code limitations, so long as such employees are not subsequently terminated for cause or voluntarily terminate their employment prior to reaching their retirement age. The long-term incentive plan generally provides for incentive awards to key employees based on an annual cost reduction target. Payment of such long-term incentive awards generally will be made: (a) 50% when the Debtors emerge from the Cases and (b) 50% one year from the date the Debtors emerge from the Cases. At December 31, 2005, approximately $8.2 was accrued in respect of the KERP long-term incentive.
NOTE 14—PACIFIC NORTHWEST POWER MATTERS
During October 2000, KACC signed an electric power contract with the Bonneville Power Administration (“BPA”) under which the BPA, starting October 1, 2001, was to provide KACC’s operations in the State of Washington with approximately 290 megawatts of power through September 2006. The contract provided KACC with sufficient power to fully operate KACC’s Trentwood facility, as well as approximately 40% of the combined capacity of KACC’s Mead and Tacoma aluminum smelting operations which had been curtailed since the last half of 2000.
As a part of the reorganization process, the Company concluded that it was in its best interest to reject the BPA contract as permitted by the Code. As such, with the authorization of the Court, the Company rejected the BPA contract on September 30, 2002. The contract rejection gives rise to a pre-petition claim (see Note 1). The BPA has filed a proof of claim for approximately $75.0 in connection

Notes to consolidated financial statements

with the Cases in respect of the contract rejection. The Company has previously disclosed that the amount of the BPA claim would ultimately be determined either through a negotiated settlement, litigation or a computation of prevailing power prices over the contract period and that, as the amount of the BPA’s claim in respect of the contract rejection had not been determined, no provision had been made for the claim in the Company’s prior period financial statements. In October 2005, the Debtors asked the Court to reduce the claim to $1.1 as the take-or-pay contract price has consistently been below average market prices. The $1.1 amount represents only certain pre-petition invoices and such amount is (and has been) fully accrued. Whatever the ultimate amount of the BPA claim, it is expected to be settled pursuant to the Kaiser Aluminum Amended Plan. Accordingly, any payments that may be required as a result of the rejection of the BPA contract are expected to only be made pursuant to the Kaiser Aluminum Amended Plan upon the Company’s emergence from the Cases.
NOTE 15—SEGMENT AND GEOGRAPHICAL AREA INFORMATION
The Company’s primary line of business is the production of fabricated aluminum products. In addition, the Company owns a 49% interest in Anglesey, which owns an aluminum smelter in Holyhead, Wales. Historically, the Company, through its wholly owned subsidiary, KACC, operated in all principal sectors of the aluminum industry including the production and sale of bauxite, alumina and primary aluminum in domestic and international markets. However, as previously disclosed, as a part of the Company’s reorganization efforts, the Company has completed the sale of substantially all of its commodities operations (including the Company’s interests in and related to QAL which were sold in April 2005). The balances and results in respect of such operations are now considered discontinued operations (see Note 3 and 5). The amounts remaining in Primary aluminum relate primarily to the Company’s interests in and related to Anglesey and the Company’s primary aluminum hedging-related activities.
The Company’s operations are organized and managed by product type. The Company’s operations, after the discontinued operations reclassification, include two operating segments of the aluminum industry and the corporate segment. The aluminum industry segments include: Fabricated products and Primary aluminum. The Fabricated products group sells value-added products such as heat treat aluminum sheet and plate, extrusions and forgings which are used in a wide range of industrial applications, including for automotive, aerospace and general engineering end-use applications. The Primary aluminum business unit produces commodity grade products as well as value-added products such as ingot and billet, for which the Company receives a premium over normal commodity market prices and conducts hedging activities in respect of KACC’s exposure to primary aluminum price risk. The accounting policies of the segments are the same as those described in Note 2. Business unit results are evaluated internally by management before any allocation of corporate overhead and without any charge for income taxes, interest expense or Other operating charges, net.
The Company changed its segment presentation in 2004 to eliminate the “Eliminations” segment as the primary purpose for such segment was to eliminate intercompany profit on sales by the Primary aluminum and Bauxite and alumina business units, substantially all of which are now considered Discontinued operations. Eliminations not representing Discontinued operations are now included in segment results.
Given the significance of the Company’s exposure to primary aluminum prices and alumina prices (which typically are linked to primary aluminum prices on a lagged basis) in prior years, the commodity marketing activities were considered a separate business unit. In the accompanying financial statements, the Company has reclassified to discontinued operations all of the primary aluminum hedging results in respect of the commodity-related interests that have been sold (including

Notes to consolidated financial statements

the Company’s interests in and related to QAL which were sold in April 2005) and that are also treated as discontinued operations. As stated above, remaining primary aluminum hedging activities related to the Company’s interests in Anglesey and any firm price fabricated product shipments are considered part of the “Primary aluminum business unit.”
Financial information by operating segment, excluding discontinued operations, at December 31, 2003, 2004 and 2005 is as follows:

	Year ended December 31,

	2003	2004	2005

Net Sales:
Fabricated Products	$597.8	$809.3	$939.0
Primary Aluminum	112.4	133.1	150.7

	$710.2	$942.4	$1,089.7

Equity in income (loss) of unconsolidated affiliate:
Primary Aluminum	$3.3	$8.5	$4.8

Segment Operating Income (Loss):(1)
Fabricated Products(2)	$(21.2)	$33.0	$87.2
Primary Aluminum	6.7	13.9	16.4
Corporate and Other	(74.7)	(71.3)	(35.8)
Other Operating Charges Net (Note 6)	(141.6)	(793.2)	(8.0)

	$(230.8)	$(817.6)	$59.8

(1)	In 2004 and 2005, the Company chose to reallocate for segment purposes the amount of post-retirement medical costs charged to the business units so that the Corporate segment began to incur the excess of the total expenses over the amount of VEBA contributions allocable to the Fabricated products business unit and Discontinued operations.

(2)	Operating results for 2003, 2004 and 2005 include LIFO inventory charges of $3.2, $12.1 and $9.3, respectively.

	Year ended December 31,

	2003	2004	2005

Depreciation and amortization:(1)
Fabricated Products	$22.8	$21.8	$19.6
Primary Aluminum	1.1	.2	—
Corporate and Other	1.8	.3	.3

	$25.7	$22.3	$19.9

Capital expenditures:(2)
Fabricated Products	$8.9	$7.6	$30.6
Corporate and Other	—	—	.4

	$8.9	$7.6	$31.0

(1)	Depreciation and amortization expense excludes depreciation and amortization expense of discontinued operations of $47.5 in 2003 and $13.1 in 2004.

(2)	Capital expenditures exclude capital expenditures of discontinued operations of $28.3 in 2003 and $3.5 in 2004.

Notes to consolidated financial statements

	December 31,

	2004	2005

Investments in and advances to unconsolidated affiliate:
Primary Aluminum	$16.7	$12.6
Corporate and Other	—	—

	$16.7	$12.6

Segment assets:
Fabricated Products	$430.0	$403.8
Primary Aluminum	95.5	62.3
Corporate and Other, including restricted proceeds from the sale of commodity interests in 2004 of $280.8	1,287.4	1,072.8
Discontinued operations	69.5	—

	$1,882.4	$1,538.9

	Year ended
	December 31,

	2003	2004	2005

Income taxes paid:(1)
Fabricated Products—
United States	$.1	$—	$—
Canada	4.7	—	3.4

	$4.8	$—	$3.4

(1)	Income taxes paid excludes income tax paid by discontinued operations of $41.3 in 2003, $10.7 in 2004 and $18.9 in 2005.
Geographical information for net sales, based on country of origin, and long-lived assets follows:

	Year ended December 31,

	2003	2004	2005

Net sales to unaffiliated customers:
Fabricated Products
United States	$525.6	$705.7	$836.1
Canada	72.2	103.6	102.9

	597.8	809.3	939.0

Primary Aluminum
United States	3.8	—	2.6
United Kingdom	108.6	133.1	148.1

	112.4	133.1	150.7

	$710.2	$942.4	$1,089.7

Notes to consolidated financial statements

	December 31,

	2004	2005

Long-lived assets:(1)
Fabricated Products—
United States	$193.4	$204.0
Canada	17.8	17.6

	211.2	221.6
Primary Aluminum—
United Kingdom	16.7	12.6
Corporate and Other—
United States	3.4	2.1

	$231.3	$236.3

(1)	Long-lived assets include Property, plant, and equipment, net and Investments in and advances to unconsolidated affiliates. Prepared on a going-concern basis— see Note 2.

(2)	Long-lived assets excludes long-lived assets of discontinued operations of $38.9 in 2004.
The aggregate foreign currency gain included in determining net income was immaterial for the years ended December 31, 2003, 2004 and 2005. Sales to the Company’s largest fabricated products customer accounted for sales of approximately 9%, 10%, and 11% of total revenue in 2003, 2004 and 2005. Subsequent to December 31, 2005, this customer entered into an agreement to acquire one of the Company’s other fabricated products customers. The acquisition is expected to be completed in the second quarter of 2006. Sales to the combined customers accounted for approximately 15%, 18% and 19% of total revenues in 2003, 2004 and 2005. The loss of the combined customers would have a material adverse effect on the Company taken as a whole. However, in the Company’s opinion, the relationship between the customer and the Company is good and the risk of loss of the customer is remote. Export sales were less than 10% of total revenue during the years ended December 31, 2003, 2004 and 2005.
NOTE 16— RESTATED 2005 QUARTERLY FINANCIAL DATA (UNAUDITED)
During March 2006, the Company determined that its previously issued financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 should be restated for two items: (1) VEBA-related payments made during the first nine months of 2005 should have been recorded as a reduction of the pre-petition retiree medical obligations rather than as a current operating expense as was done in the Company’s Quarterly Reports on Form 10-Q and (2) as more fully discussed in Note 2, the Company determined that its derivative financial instrument transactions did not qualify for hedge (deferral) treatment as the transactions had been accounted for in the Company’s Quarterly Reports on Form 10-Q. The effect of the restatement related to the VEBA payments is to decrease operating expenses by $6.7, $5.7 and $5.7 in the first, second and third quarters of 2005, respectively with an offsetting decrease in Liabilities subject to compromise at March 31, 2005, June 30, 2005 and September 30, 2005. The net effect of the restatement related to the derivative transactions was to increase operating expenses by $2.0, $1.5 and $1.0 in the first, second and third quarters of 2005, respectively, with an offsetting increase in OCI at March 31, 2005, June 30, 2005 and September 30, 2005, respectively. There is no net impact on the Company’s cash flows as a result of either restatement.

Notes to consolidated financial statements

The following tables show the full income statement affects of the restatements on each quarter in 2005 as well as the changes in balance sheet and cash flow statement line items.
Statements of consolidated income (loss)— unaudited

	As		As		As
	previously	As	previously	As	previously	As
	reported(1)	restated	reported(1)	restated	reported(1)	restated

	Mar. 31,	Mar. 31,	Jun. 30,	Jun. 30,	Sept. 30	Sept. 30,
	2005	2005	2005	2005	2005	2005

Net sales	$281.4	$281.4	$262.9	$262.9	$271.6	$271.6

Costs and expenses:
Cost of products sold	242.2	243.0	234.2	234.4	233.7	233.5
Depreciation and amortization	4.9	4.9	5.2	5.2	4.9	4.9
Selling, administration, research and development, and general	17.7	12.2	17.0	12.6	17.7	13.2
Other operating charges, net	6.2	6.2	—	—	.3	.3

Total costs and expenses	271.0	266.3	256.4	252.2	256.6	251.9

Operating income (loss)	10.4	15.1	6.5	10.7	15.0	19.7
Other income (expense):
Interest expense (excluding unrecorded interest expense)	(2.1)	(2.1)	(1.1)	(1.1)	(1.0)	(1.0)
Reorganization items	(7.8)	(7.8)	(9.3)	(9.3)	(8.2)	(8.2)
Other— net	(.4)	(.4)	(.6)	(.6)	(.5)	(.5)

Income (loss) before income taxes and discontinued operations	.1	4.8	(4.5)	(.3)	5.3	10.0
Provision for income taxes	(2.4)	(2.4)	(2.2)	(2.2)	(1.4)	(1.4)

Income (loss) from continuing operations	(2.3)	2.4	(6.7)	(2.5)	3.9	8.6
Income (loss) from discontinued operations	10.6	10.6	368.3	368.3	8.0	8.0
Cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	(4.7)	(4.7)	—	—	—	—

Net income (loss)	$3.6	$8.3	$361.6	$365.8	$11.9	$16.6

Earnings (loss) per share—
Basic/ Diluted:
Income (loss) from continuing operations	$(.03)	$.03	$(.08)	$(.03)	$.05	$.11

Income (loss) from discontinued operations	$.13	$.13	$4.62	$4.62	$.10	$.10

Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	$(.06)	$(.06)	$—	$—	$—	$—

Net income (loss)	$.04	$.10	$4.54	$4.59	$.15	$.21

Weighted average shares outstanding (000):
Basic/ Diluted	79,681	79,681	79,674	79,674	79,672	79,672

(footnotes on page following next)

Notes to consolidated financial statements

Consolidated balance sheets—unaudited

	As		As		As
	previously	As	previously	As	previously	As
	reported(1)	restated	reported(1)	restated	reported(1)	restated

	Mar. 31,	Mar. 31,	Jun. 30,	Jun. 30,	Sept. 30	Sept. 30,
	2005	2005	2005	2005	2005	2005

Liabilities subject to compromise	$3,952.9	$3,946.2	$3,950.4	$3,938.0	$3,949.8	$3,931.7
Stockholders’ equity (deficit):
Common stock	.8	.8	.8	.8	.8	.8
Additional capital	538.0	538.0	538.0	538.0	538.0	538.0
Accumulated deficit	(2,913.9)	(2,909.2)	(2,552.3)	(2,543.4)	(2,540.4)	(2,526.8)
Accumulated other comprehensive income (loss)	(7.6)	(5.6)	(9.0)	(5.5)	(10.0)	(5.5)

Total stockholders’ equity (deficit)	(2,382.7)	(2,376.0)	(2,022.5)	(2,010.1)	(2,011.6)	(1,993.5)

Total liabilities and stockholders’ equity (deficit)	$1,570.2	$1,570.2	$1,927.9	$1,927.9	$1,938.2	$1,938.2

Statements of consolidated cash flows— unaudited

	As		As		As
	previously	As	previously	As	previously	As
	reported(1)	restated	reported(1)	restated	reported(1)	restated

	Mar. 31,	Mar. 31,	Jun. 30,	Jun. 30,	Sept. 30	Sept. 30,
	2005	2005	2005	2005	2005	2005

Cash flows from operating activities:
Net income (loss)	$3.6	$8.3	$365.2	$374.1	$377.1	$390.7
Less net income (loss) from discontinued operations	10.6	10.6	378.9	378.9	386.9	386.9

Net income (loss) from continuing operations, including from cumulative effect of adopting change in accounting in 2005	(7.0)	(2.3)	(13.7)	(4.8)	(9.8)	3.8
(Decrease) increase in prepaid expenses and other current assets	(2.5)	.5	(1.3)	8.0	.3	7.1
Increase (decrease) in other accrued liabilities	4.8	4.1	2.5	(3.4)	(8.9)	(11.8)
Net cash impact of changes in long-term assets and liabilities	(1.0)	(8.0)	(.3)	(12.6)	2.6	(14.9)
Net cash provided (used) by operating activities	$(8.3)	$(8.3)	$11.3	$11.3	$15.1	$15.1

(footnotes on following page)

Notes to consolidated financial statements

(1)	The “As previously reported” amounts shown above include the effect of the adoption of FIN 47 on December 31, 2005 retroactive to the beginning of the year as discussed in Notes 2 and 4. Such retroactive application is required by GAAP and is not considered a “restatement.” The retroactive impact of the adoption of FIN 47 was a charge of $4.7 in the first quarter of 2005 in respect of the cumulative effect upon adoption and immaterial adjustments to cost of products sold in each quarter of 2005.

Kaiser Aluminum Corporation and subsidiary companies

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter ended

	March 31,	June 30,	September 30,
	(restated)(1)	(restated)(1)	(restated)(1)	December 31,

	(In millions of dollars, except share amounts)
2005
Net sales	$281.4	$262.9	$271.6	$273.8
Operating income (loss)	15.1	10.7	19.7	14.3
Income (loss) from continuing operations	2.4	(2.5)	8.6	(1,121.2	) (2)
Income/(loss) from discontinued operations	10.6	368.3 (3)	8.0	(23.2)
Cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	(4.7)	—	—	—
Net income (loss)	8.3	365.8	16.6	(1,144.4)
Basic/diluted earnings (loss) per share(6)
Income (loss) from continuing operations	.03	(.03)	.11	(14.07)
Income (loss) from discontinued operations	.13	4.62	.10	(.29)
Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	(.06)	—	—	—
Net income (loss)	.10	4.59	.21	(14.36)
Common stock market price:(6)
High	.12	.09	.07	.05
Low	.05	.06	.01	.03

	Quarter ended

	March 31,	June 30,	September 30,		December 31,

2004
Net sales	$210.2	$230.1	$244.4		$257.7
Operating income (loss)	(10.3)	(4.4)	(160.5)		(624.4)
Loss from continuing operations	(22.6)	(14.8)	(173.2	)(4)	(657.5	)(5)
Income (loss) from discontinued operations	(41.4)	39.0	103.7		20.0
Net income (loss)	(64.0)	24.2	(69.5)		(637.5)
Basic/diluted earnings (loss) per share(6)
Loss from continuing operations	(.28)	(.19)	(2.17)		(8.25)
Income (loss) from discontinued operations	(.52)	.49	1.30		.25
Net income (loss)	(.80)	.30	(.87)		(8.00)
Common stock market price:(6)
High	.15	.10	.08		.10
Low	.08	.02	.03		.04

(1)	As more fully discussed in Note 16 of Notes to Consolidated Financial Statements, the Company has restated its financial statements for the quarters ended March 31, 2005; June 30, 2005; and September 30, 2005, to reflect a different treatment for cash payments to the VEBAs and change in accounting for derivative financial instruments.
(footnotes continued on following page)

Kaiser Aluminum Corporation and subsidiary companies

(2)	Includes a non-cash reorganization charge of $1,131.5 related to assignment (for the purposes of determining distribution under the KAAC/ KFC Plan) of the value of an intercompany claim to certain third-party creditors (see Note 1 of Notes to Consolidated Financial Statements).

(3)	Includes a gain of approximately $366.2 in respect of the sale of the Company’s interests in and related to QAL.

(4)	Includes a non-cash pension charge of $155.5 (see Note 6 of Notes to Consolidated Financial Statements).

(5)	Includes a non-cash pension charge of $154.5, a non-cash charge related to termination of post-retirement medical benefits plan of $312.5 and a related non-cash charge of $175.0 related to a settlement with the United Steel Workers of America (see Note 6 of Notes to Consolidated Financial Statements).

(6)	Earnings (loss) per share and market price may not be meaningful because the equity interests of the Company’s existing stockholders are expected to be cancelled without consideration pursuant to the Kaiser Aluminum Amended Plan.

Kaiser Aluminum Corporation and subsidiary companies

FIVE-YEAR FINANCIAL DATA
UNAUDITED CONSOLIDATED BALANCE SHEETS(1)(2)

	December 31,

	2001	2002	2003	2004	2005

	(in millions of dollars)
Assets
Current assets:
Cash and cash equivalents	$154.1	$77.4	$35.5	$55.4	$49.5
Receivables	66.8	62.5	80.5	111.0	101.5
Inventories	138.3	103.8	92.5	105.3	115.3
Prepaid expenses and other current assets	20.6	27.0	23.8	19.6	21.0
Discontinued operations’ current assets	379.4	245.9	193.7	30.6	—

Total current assets	759.2	516.6	426.0	321.9	287.3
Investments in and advances to unconsolidated affiliate	18.9	15.2	13.1	16.7	12.6
Property, plant, and equipment— net	294.4	255.3	230.1	214.6	223.4
Restricted proceeds from sale of commodity interests	—	—	—	280.8	—
Personal injury-related insurance recoveries receivable	501.2	484.0	465.4	967.0	965.5
Goodwill	11.4	11.4	11.4	11.4	11.4
Other assets	149.9	126.3	43.7	31.1	38.7
Discontinued operations’ long-term assets	1,008.7	816.6	433.8	38.9	—

Total	$2,743.7	$2,225.4	$1,623.5	$1,882.4	$1,538.9

Liabilities and Stockholders’ Equity
Liabilities not subject to compromise—
Current liabilities:
Accounts payable and accruals	$274.4	$93.7	$98.4	$175.3	$149.6
Accrued postretirement medical benefit obligation— current portion	62.0	60.2	32.5	—	—
Payable to affiliate	10.9	11.2	11.4	14.7	14.8
Long-term debt— current portion	173.5	.9	1.3	1.2	1.1
Discontinued operations’ current liabilities	282.6	167.6	177.5	57.7	2.1

Total current liabilities	803.4	333.6	321.1	248.9	167.6
Long-term liabilities	808.8	55.7	59.4	32.9	42.0
Accrued postretirement medical benefit obligation	642.2	—	—	—	—
Long-term debt	678.7	20.7	2.2	2.8	1.2

Kaiser Aluminum Corporation and subsidiary companies

	December 31,

	2001	2002	2003	2004	2005

	(in millions of dollars)
Discontinued operations’ liabilities, including liabilities subject to compromise and minority interests	251.0	226.4	208.7	26.4	68.5

	3,184.1	636.4	591.4	311.0	279.3
Liabilities subject to compromise	—	2,673.9	2,770.1	3,954.9	4,400.1
Minority interests	.7	.7	.7	.7	.7
Stockholders’ equity:
Common stock	.8	.8	.8	.8	.8
Additional capital	539.1	539.9	539.1	538.0	538.0
Accumulated deficit	(913.7)	(1,382.4)	(2,170.7)	(2,917.5)	(3,671.2)
Accumulated other comprehensive income (loss)	(67.3)	(243.9)	(107.9)	(5.5)	(8.8)

Total stockholders’ equity	(441.1)	(1,085.6)	(1,738.7)	(2,384.2)	(3,141.2)

Total	$2,743.7	$2,225.4	$1,623.5	$1,882.4	$1,538.9

(1)	Prepared on a “going concern” basis. See Notes 1 and 2 of Notes to Consolidated Financial Statements for a discussion of the possible impact of the Cases. Also, as more fully discussed in Note 1 of Notes to Consolidated Financial Statements, the Company expects that, upon emergence from the Cases, fresh start accounting would be applied which would adversely affect comparability of the December 31, 2005 balance sheet to the balance sheet of the entity upon emergence.

(2)	The Selected Consolidated Financial Data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto. The consolidated financial data has been derived from the audited consolidated financial statements.

Kaiser Aluminum Corporation and subsidiary companies

FIVE-YEAR FINANCIAL DATA
UNAUDITED STATEMENTS OF CONSOLIDATED INCOME (LOSS)(1)(2)

	Year ended December 31,

	2001	2002	2003	2004	2005

	(in millions of dollars, except share
	amounts)
Net sales	$889.5	$709.0	$710.2	$942.4	$1,089.7

Costs and expenses:
Cost of products sold	823.4	671.4	681.2	852.2	951.1
Depreciation and amortization	32.1	32.3	25.7	22.3	19.9
Selling, administrative, research and development, and general	93.7	118.6	92.5	92.3	50.9
Other operating charges, net	30.1	31.8	141.6	793.2	8.0

Total costs and expenses	979.3	854.1	941.0	1,760.0	1,029.9

Operating income (loss)	(89.8)	(145.1)	(230.8)	(817.6)	59.8
Other income (expense):
Interest expense (excluding unrecorded contractual interest expense of $84.0 in 2002 and $95.0 in 2003, 2004 and 2005, respectively)	(106.2)	(19.0)	(9.1)	(9.5)	(5.2)
Reorganization items	—	(33.3)	(27.0)	(39.0)	(1,162.1)
Other— net	(68.7)	(.9)	(5.2)	4.2	(2.4)

Loss before income taxes and discontinued operations	(264.7)	(198.3)	(272.1)	(861.9)	(1,109.9)
Provision for income taxes	(523.4)	(4.4)	(1.5)	(6.2)	(2.8)
Minority interests	(.2)	—	—	—	—

Income (loss) from continuing operations	(788.3)	(202.7)	(273.6)	(868.1)	(1,112.7)

Discontinued operations:
Loss from discontinued operations, net of income taxes and minority interests	165.3	(266.0)	(514.7)	(5.3)	(2.5)
Gain from sale of commodity interests	163.6	—	—	126.6	366.2

Income (loss) from discontinued operations	328.9	(266.0)	(514.7)	121.3	363.7

Cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	—	—	—	—	(4.7)

Net loss	$(459.4)	$(468.7)	$(788.3)	$(746.8)	$(753.7)

Earnings (loss) per share— Basic/ Diluted: (3)
Loss from continuing operations	$(9.82)	$(2.52)	$(3.41)	$(10.88)	$(13.97)

Income (loss) from discontinued operations	$4.09	$(3.30)	$(6.42)	$1.52	$4.57

Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	$—	$—	$—	$—	$(.06)

Net loss	$(5.73)	$(5.82)	$(9.83)	$(9.36)	$(9.46)

Kaiser Aluminum Corporation and subsidiary companies

	Year ended December 31,

	2001	2002	2003	2004	2005

	(in millions of dollars, except share
	amounts)
Dividends per common share	$—	$—	$—	$—	$—

Weighted average shares outstanding (000): (3)
Basic	80,235	80,578	80,175	79,815	79,675
Diluted	80,235	80,578	80,175	79,815	79,675

(1)	Prepared on a “going concern” basis. See Notes 1 and 2 of Notes to Consolidated Financial Statements for a discussion of the possible impact of the Cases.

(2)	The Selected Consolidated Financial Data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto. The consolidated financial data has been derived from the audited consolidated financial statements.

(3)	Earnings (loss) per share and share information may not be meaningful because, pursuant to the Kaiser Aluminum Amended Plan, the equity interests of the Company’s existing stockholders are expected to be cancelled without consideration.

Kaiser Aluminum Corporation and subsidiary companies

PART I— FINANCIAL INFORMATION

Item 1.	Financial statements
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In millions of dollars)

	Predecessor
	December 31,	September 30,
	2005	2006

Assets
Current assets:
Cash and cash equivalents	$49.5	$52.7
Receivables:
Trade, less allowance for doubtful receivables of $2.9 and $2.0	94.6	109.3
Other	6.9	6.9
Inventories	115.3	181.3
Prepaid expenses and other current assets	21.0	27.7

Total current assets	287.3	377.9
Investments in and advances to unconsolidated affiliate	12.6	13.3
Property, plant, and equipment— net	223.4	148.4
Personal injury-related insurance recoveries receivable	965.5	—
Intangible assets including goodwill of $11.4 at December 31, 2005	11.4	9.6
Net assets in respect of VEBAs	—	32.9
Other assets	38.7	39.0

Total	$1,538.9	$621.1

Liabilities and Stockholders’ Equity
Liabilities not subject to compromise—
Current liabilities:
Accounts payable	$51.4	$61.7
Accrued interest	1.0	.1
Accrued salaries, wages, and related expenses	42.0	33.6
Other accrued liabilities	55.2	50.9
Payable to affiliate	14.8	19.5
Long-term debt— current portion	1.1	—
Discontinued operations’ current liabilities	2.1	—

Total current liabilities	167.6	165.8
Long-term liabilities	42.0	59.4
Long-term debt	1.2	50.0
Discontinued operations’ liabilities (liabilities subject to compromise)	68.5	—

	279.3	275.2
Liabilities subject to compromise	4,400.1	—
Minority interests	.7	—
Commitments and contingencies
Stockholders’ equity:
Common stock, par value $.01, authorized 45,000,000 shares; issued and outstanding shares 20,525,660 at September 30, 2006	.8	.2
Additional capital	538.0	482.5
Retained earnings (deficit)	(3,671.2)	14.3
Common stock owned by Union VEBA subject to transfer restrictions, at reorganization value, 6,291,945 shares at September 30, 2006	—	(151.1)
Accumulated other comprehensive (loss)	(8.8)	—

Total stockholders’ equity	(3,141.2)	345.9

Total	$1,538.9	$621.1

The accompanying notes to consolidated financial statements are an integral part of these statements.

Kaiser Aluminum Corporation and subsidiary companies

STATEMENTS OF CONSOLIDATED INCOME
(Unaudited)
(In millions of dollars except share
and per share amounts)

		Three months ended
		September 30, 2006

	Predecessor		Period from
	three months		July 1, 2006
	ended	Predecessor	through
	September 30,	July 1,	September 30,
	2005	2006	2006

	(restated
Net sales	$271.6	$—	$331.4

Costs and expenses:
Cost of products sold	233.5	—	291.8
Depreciation and amortization	4.9	—	2.8
Selling, administrative, research and development, and general	13.2	—	18.0
Other operating charges (credits), net	.3	—	(2.9)

Total costs and expenses	251.9	—	309.7

Operating income	19.7	—	21.7
Other income (expense):
Interest expense (excluding unrecorded contractual interest expense of $23.7 for the three months ended September 30, 2005)	(1.0)	—	—
Reorganization items	(8.2)	3,108.1	—
Other— net	(.5)	—	.9

Income before income taxes and discontinued operations	10.0	3,108.1	22.6
Provision for income taxes	(1.4)	—	(8.3)

Income from continuing operations	8.6	3,108.1	14.3
Income from discontinued operations, net of income taxes	8.0	—	—

Net income	$16.6	$3,108.1	$14.3

Earnings per share— Basic:
Income from continuing operations	$.11	$39.02	$.72

Income from discontinued operations	$.10	$—	$—

Net income per share	$.21	$39.02	$.72

Earnings per share— Diluted (same as basic for Predecessor):
Income from continuing operations			$.72
Income from discontinued operations			$—
Net income per share			$.72
Weighted average number of common shares outstanding (000):
Basic	79,672	79,672	20,002

Diluted	79,672	79,672	20,029

The accompanying notes to consolidated financial statements are an integral part of these statements.

Kaiser Aluminum Corporation and subsidiary companies

STATEMENTS OF CONSOLIDATED INCOME
(Unaudited)
(In millions of dollars except share
and per share amounts)

		Nine months ended
		September 30, 2006

	Predecessor	Predecessor	Period from
	nine months	period from	July 1, 2006
	ended	January 1, 2006	through
	September 30,	to July 1,	September 30,
	2005	2006	2006

	(restated)
Net sales	$815.9	$689.8	$331.4

Costs and expenses:
Cost of products sold	710.9	596.4	291.8
Depreciation and amortization	15.0	9.8	2.8
Selling, administrative, research and development, and general	38.0	30.3	18.0
Other operating charges (credits), net	6.5	.9	(2.9)

Total costs and expenses	770.4	637.4	309.7

Operating income	45.5	52.4	21.7
Other income (expense):
Interest expense (excluding unrecorded contractual interest expense of $71.2 for the nine months ended September 30, 2005 and $47.4 for the period from January 1, 2006 to July 1, 2006)	(4.2)	(.8)	—
Reorganization items	(25.3)	3,093.1	—
Other— net	(1.5)	1.2	.9

Income before income taxes and discontinued operations	14.5	3,145.9	22.6
Provision for income taxes	(6.0)	(6.2)	(8.3)

Income from continuing operations	8.5	3,139.7	14.3

Discontinued operations:
Income from discontinued operations, net of income taxes	21.3	4.3	—
Gain from sale of commodity interests, net of income taxes of $8.5 in 2005	365.6	—	—

Income from discontinued operations	386.9	4.3	—

Cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	(4.7)	—	—

Net income per share	$390.7	$3,144.0	$14.3

Earnings per share— Basic:
Income from continuing operations	$.11	$39.42	$.72

Income from discontinued operations	$4.85	$.05	$—

Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	$(.06)	$—	$—

Net income per share	$4.90	$39.47	$.72

Earnings per share— Diluted (same as basic for Predecessor):
Income from continuing operations			$.72
Income from discontinued operations			$—
Net income per share			$.72
Weighted average number of common shares outstanding (000):
Basic	79,676	79,672	20,002

Diluted	79,676	79,672	20,029

The accompanying notes to consolidated financial statements are an integral part of these statements.

Kaiser Aluminum Corporation and subsidiary companies

STATEMENTS OF CONSOLIDATED STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the nine months ended September 30, 2005
(Restated)
(Predecessor)

				Common stock
				owned by
				Union VEBA	Accumulated
			Retained	subject to	other
	Common	Additional	earnings	transfer	comprehensive
	stock	capital	(deficit)	restrictions	income (loss)	Total

BALANCE, December 31, 2004	$.8	$538.0	$(2,917.5)	$—	$(5.5)	$(2,384.2)
Net income	—	—	390.7	—	—	390.7
Unrealized net increase in value of derivative instruments arising during the period	—	—	—	—	(.2)	(.2)
Reclassification adjustment for net realized losses on derivative instruments included in net income	—	—	—	—	.2	.2

Comprehensive income (loss)						390.7

BALANCE, September 30, 2005	$.8	$538.0	$(2,526.8)	$—	$(5.5)	$(1,993.5)

For the nine months ended September 30, 2006

				Common stock
				owned by
				Union VEBA	Accumulated
			Retained	subject to	other
	Common	Additional	earnings	transfer	comprehensive
	stock	capital	(deficit)	restrictions	income (loss)	Total

	(unaudited)
	(in millions of dollars)
BALANCE, December 31, 2005— Predecessor	$.8	$538.0	$(3,671.2)	$—	$(8.8)	$(3,141.2)
Net income (same as Comprehensive income)— Predecessor	—	—	35.9	—	—	35.9

BALANCE, June 30, 2006— Predecessor	.8	538.0	(3,635.3)	—	(8.8)	(3,105.3)
Cancellation of Predecessor common stock	(.8)	.8	—	—	—	—
Issuance of Successor common stock (20,000,000 shares) to creditors	.2	480.2	—	—	—	480.4
Common stock owned by Union VEBA subject to transfer restrictions, at reorganization value, 6,291,945 shares	—	—	—	(151.1)	—	(151.1)
Plan and fresh start adjustments	—	(538.8)	3,635.3	—	8.8	3,105.3

BALANCE, July 1, 2006	.2	480.2	—	(151.1)	—	329.3

Net income (same as Comprehensive income)	—	—	14.3	—	—	14.3
Issuance of 4,273 shares of common stock to directors in lieu of annual retainer fees	—	.2	—	—	—	.2
Amortization of unearned equity compensation	—	2.1	—	—	—	2.1

BALANCE, September 30, 2006	$.2	$482.5	$14.3	$(151.1)	$—	$345.9

The accompanying notes to consolidated financial statements are an integral part of these statements.

Kaiser Aluminum Corporation and subsidiary companies

STATEMENTS OF CONSOLIDATED CASH FLOWS
(Unaudited)
(In millions of dollars)

		Nine months ended
		September 30, 2006

	Predecessor	Predecessor	Period from
	nine months	period from	July 1, 2006
	ended	January 1, 2006	through
	September 30,	to July 1,	September 30,
	2005	2006	2006

Cash flows from operating activities:
Net income	$390.7	$3,144.0	$14.3
Less net income from discontinued operations	386.9	4.3	—

Net income from continuing operations	3.8	3,139.7	14.3
Adjustments to reconcile net income (loss) from continuing operations to net cash provided (used) by operating activities:
Depreciation and amortization (including deferred financing costs of $3.5, $.9 and $.1, respectively)	18.5	10.7	2.9
Non-cash equity compensation	—	—	2.3
Gain on discharge of pre-petition obligations and fresh start adjustments	—	(3,113.1)	—
Payments pursuant to plan of reorganization	—	(25.3)	—
Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	4.7	—	—
Gain on sale of real estate	(.2)	(1.6)	—
Equity in (income) loss of unconsolidated affiliate, net of distributions	.7	(10.1)	(2.1)
Decrease (increase) in trade and other receivables	(2.1)	(18.3)	4.3
(Increase) decrease in inventories	4.5	(7.8)	(9.3)
Decrease (increase) in prepaid expenses and other current assets	7.1	(14.5)	6.0
Increase (decrease) in accounts payable and accrued interest	(10.2)	4.7	7.4
(Decrease) increase in other accrued liabilities	(11.8)	5.7	(8.7)
(Decrease) increase in payable to affiliate	(2.7)	18.2	(13.6)
Increase (decrease) in accrued and deferred income taxes	.8	(.5)	6.3
Net cash impact of changes in long-term assets and liabilities	(14.9)	(8.0)	(6.9)
Net cash provided by discontinued operations	13.4	8.5	—
Other	3.5	—	—

Net cash provided (used) by operating activities	15.1	(11.7)	2.9

Cash flows from investing activities:
Capital expenditures, net of accounts payable of $1.6 in both the period from January 1, 2006 to July 1, 2006 and the period from July 1, 2006 to September 30, 2006	(20.4)	(28.1)	(11.6)
Net proceeds from sale of real estate	.9	1.0	—
Net cash provided by discontinued operations; primarily proceeds from sale of QAL in 2005	401.4	—	—

Net cash (used) provided by investing activities	381.9	(27.1)	(11.6)

Cash flows from financing activities:
Borrowings under Term Loan Facility	—	—	50.0
Financing costs	(3.6)	(.2)	(.6)
Repayment of debt	(1.6)	—	—
Decrease (increase) in restricted cash	(1.7)	1.5	—
Net cash used by discontinued operations; primarily increase in restricted cash	(402.2)	—	—

Net cash provided (used) by financing activities	(409.1)	1.3	49.4

Net increase (decrease) in cash and cash equivalents during the period	(12.1)	(37.5)	40.7
Cash and cash equivalents at beginning of period	55.4	49.5	12.0

Cash and cash equivalents at end of period	$43.3	$12.0	$52.7

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest of $.2, $1.0 and $.6	$.7	$—	$—

Income taxes paid	$19.5	$1.2	$.4
Less income taxes paid by discontinued operations	(16.9)	—	—

	$2.6	$1.2	$.4

The accompanying notes to consolidated financial statements are an integral part of these statements.

Kaiser Aluminum Corporation and subsidiary companies

Notes to interim consolidated financial statements
(In millions of dollars, except prices and per share amounts)
(Unaudited)

1.	EMERGENCE FROM REORGANIZATION PROCEEDINGS
Summary. As more fully discussed in Note 13, during the past four years, Kaiser Aluminum Corporation (“Kaiser”, “KAC” or the “Company”), its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation (“KACC”), and 24 of KACC’s subsidiaries operated under Chapter 11 of the United States Bankruptcy Code (the “Code”) under the supervision of the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).
As also outlined in Note 13, Kaiser, KACC and their debtor subsidiaries which included all of the Company’s core fabricated products facilities and a 49% interest in Anglesey Aluminium Limited (“Anglesey”), which owns a smelter in the United Kingdom, emerged from Chapter 11 on July 6, 2006 (hereinafter referred to as the “Effective Date”) pursuant to Kaiser’s Second Amended Plan of Reorganization (the “Plan”). Four subsidiaries not related to the fabricated products operations were liquidated in December 2005. Pursuant to the Plan, all material pre-petition debt, pension and post-retirement medical obligations and asbestos and other tort liabilities, along with other pre-petition claims (which in total aggregated to approximately $4.4 billion in the June 30, 2006 consolidated financial statements) were addressed and resolved. Pursuant to the Plan, the equity interests of all of Kaiser’s pre-emergence stockholders were cancelled without consideration. The equity of the newly emerged Kaiser was issued and delivered to a third-party disbursing agent for distribution to claimholders pursuant to the Plan.
Impacts on the opening balance sheet after emergence. As a result of the Company’s emergence from Chapter 11, the Company applied “fresh start” accounting to its opening July 2006 consolidated financial statements as required by American Institute of Certified Professional Accountants (“AICPA”) Statement of Position 90-7 (“SOP 90-7”), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. As such, the Company adjusted its stockholders’ equity to equal the reorganization value at the Effective Date. Items such as accumulated depreciation, accumulated deficit and accumulated other comprehensive income (loss) were reset to zero. The Company allocated the reorganization value to its individual assets and liabilities based on their estimated fair value. Items such as current liabilities, accounts receivable, and cash reflected values similar to those reported prior to emergence. Items such as inventory, property, plant and equipment, long-term assets and long-term liabilities were significantly adjusted from amounts previously reported. Because fresh start accounting was adopted at emergence and because of the significance of liabilities subject to compromise that were relieved upon emergence, comparisons between the historical financial statements and the financial statements from and after emergence are difficult to make.

Notes to interim consolidated financial statements

The following balance sheet shows the impacts of the Plan and the adoption of fresh start accounting on the opening balance sheet of the new reporting entity.

					Adjusted
		Plan		Fresh start	balance
	Historical	adjustments(a)		adjustments(b)	sheet

Assets
Current assets:
Cash and cash equivalents	$37.3	$(25.3)		$—	$12.0
Receivables:
Trade, less allowance for doubtful receivables	114.1	—		.7	114.8
Other	5.7	—		—	5.7
Inventories	123.1	—		48.9	172.0
Prepaid expenses and other current assets	34.0	(.3)		—	33.7

Total current assets	314.2	(25.6)		49.6	338.2
Investments in and advances to unconsolidated affiliate	22.7	(.3)		(11.3)	11.1
Property, plant, and equipment— net	242.7	(4.1)		(98.9)	139.7
Personal injury-related insurance recoveries receivable	963.3	(963.3)		—	—
Intangible assets	11.4	(11.7)		12.6	12.3
Net assets in respect of VEBAs	—	33.2	(c)	—	33.2
Other assets	43.6	2.1		(.8)	44.9

Total	$1,597.9	$(969.7)		$(48.8)	$579.4

Liabilities and Stockholders’ Equity
Liabilities not subject to compromise—
Current liabilities:
Accounts payable	$56.1	$(.5)		$(1.8)	$53.8
Accrued interest	1.1	(1.1)		—	—
Accrued salaries, wages, and related expenses	37.0	(4.1)		.7	33.6
Other accrued liabilities	61.0	(1.8)		—	59.2
Payable to affiliate	33.0	—		—	33.0
Long-term debt— current portion	1.1	(1.1)		—	—
Discontinued operations’ current liabilities	1.5	—		—	1.5

Total current liabilities	190.8	(8.6)		(1.1)	181.1
Long-term liabilities	49.0	17.5		2.5	69.0
Long-term debt	1.2	(1.2)		—	—
Discontinued operations’ liabilities (liabilities subject to compromise)	73.5	(73.5)		—	—

	314.5	(65.8)		1.4	250.1
Liabilities subject to compromise	4,388.0	(4,388.0)		—	—
Minority interests	.7	(.7)		—	—
Commitments and contingencies
Stockholders’ equity:
Common stock	.8	.2	(d)	(.8)	.2
Additional capital	538.0	480.2	(d)	(538.0)	480.2
Common stock owned by Union VEBA subject to transfer restrictions	—	(151.1	)(c)	—	(151.1)
Accumulated deficit	(3,635.3)	3,155.5	(e)	479.8 (f)	—
Accumulated other comprehensive income (loss)	(8.8)	—		8.8	—

Total stockholders’ equity (deficit)	(3,105.3)	3,484.8		(50.2)	329.3

Total	$1,597.9	$(969.7)		$(48.8)	$579.4

(footnotes on following page)

Notes to interim consolidated financial statements

(a)	Reflects impacts on the Effective Date of implementing the Plan, including the settlement of liabilities subject to compromise and related payments, distributions of cash and new shares of common stock and the cancellation of predecessor common stock (see Note 13). Includes the reclassification of approximately $21.0 from Liabilities subject to compromise to Long-term liabilities in respect of certain pension and benefit plans retained by the Company pending the outcome of the litigation with the Pension Benefit Guaranty Corporation (“PBGC”) as more fully discussed in Note 8.

(b)	Reflects the adjustments to reflect “fresh start” accounting. These include the write up of Inventories (see Note 2) and Property, plant and equipment to their appraised values and the elimination of Accumulated deficit and Additional paid in capital. The fresh start adjustments for intangible assets and stockholders’ equity are based on a third party appraisal report.

In accordance with generally accepted accounting principles (“GAAP”), the reorganization value is allocated to individual assets and liabilities by first allocating value to current assets, current liabilities, monetary and similar long term items for which specific market values are determinable. The remainder is allocated to long term assets such as property, plant and equipment, equity investments, identified intangibles and unidentified intangibles (e.g. goodwill). To the extent that there is insufficient value to allocate to long term assets after first allocating to the current, monetary and similar items, such shortfall is first used to reduce unidentified intangibles to zero and then to proportionately reduce the amount allocated to property, plant and equipment, equity investments and identified intangibles based on the initial (pre-reorganization value allocation) assessed fair value. In allocating the reorganization value, the Company determined that the value of the long term assets exceeded the amount of reorganization value available to be allocated to such items by approximately $187.2. Such excess value was allocated to Property, plant and equipment, Investment in unconsolidated affiliate and Identified intangibles in the following amounts based on initial fair value assessments determined by a third party appraisal:

	Appraised value	Allocation of	Opening balance
	based on third	reorganization	sheet amount at
	party appraisal	value shortfall	July 1, 2006

Property, plant and equipment	$299.8	$(160.1)	$139.7
Investment in and advances to unconsolidated affiliate	24.0	(12.9)	11.1
Identified intangibles	26.5	(14.2)	12.3

(c)	As more fully discussed in Note 7, after discussions with the Securities and Exchange Commission, the Company concluded that, while the Company’s only obligations in respect of two voluntary employee beneficiary associations (the “VEBAs”) is an annual variable contribution obligation based primarily on earnings and capital spending, the Company should account for the VEBAs as defined benefit postretirement plans with a cap. Note 8 provides information regarding the opening balance sheet amounts in respect of the VEBAs and key assumptions used to derive such amounts.

(d)	Reflects the issuance of new common stock to pre-petition creditors.

(e)	Reflects gain extinguishment of obligations from implementation of the Plan.

(f)	Reflects fresh start loss of $47.4 and elimination of retained deficit.

Notes to interim consolidated financial statements

The Company’s emergence from Chapter 11 and adoption of fresh start accounting resulted in a new reporting entity for accounting purposes. Although the Company emerged from Chapter 11 on July 6, 2006, the Company adopted fresh start accounting under the provisions of SOP 90-7 effective as of the beginning of business on July 1, 2006. As such, it was assumed that the emergence was completed instantaneously at the beginning of business on July 1, 2006 such that all operating activities during the three months ended September 30, 2006 are reported as applying to the new reporting entity. The Company believes that this is a reasonable presentation as there were no material non-Plan-related transactions between July 1, 2006 and July 6, 2006.
The Predecessor Statement of Consolidated Cash Flows for the period January 1, 2006 to July 1, 2006 includes plan-related payments of $25.3 made between July 1, 2006 and July 6, 2006.
The accompanying financial statements include the financial statements of Kaiser both before and after emergence. Financial information related to the newly emerged Kaiser is generally referred to throughout this Report as “Successor” information. Information of Kaiser before emergence is generally referred to as “Predecessor” information. The financial information of the Successor entity is not comparable to that of the Predecessor given the impacts of the Plan, implementation of fresh start reporting and other factors.
The Notes to Interim Consolidated Financial Statements are grouped into two categories: (1) those primarily affecting the Successor entity (Notes 2 through 11) and (2) those primarily affecting the Predecessor entity (Notes 12 through 19).
SUCCESSOR

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This Report should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.
This is the first public report under the Securities Exchange Act of 1934 reflecting Successor financial information and, as discussed in Note 1, reflects the terms of the Plan and certain related actions and the application of fresh start reporting. In accordance with GAAP, while the Predecessor financial information will continue to be presented, Predecessor and Successor financial statement information for 2006 is reported separately and not combined.
As stated in Note 1, due to the implementation of the Plan, the application of fresh start accounting and due to changes in accounting policies and procedures, the financial statements of the Successor are not comparable to those of the Predecessor. Additionally, results for interim periods are not necessarily indicative of anticipated results for the entire year.
Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the statements of the Company and its majority owned subsidiaries.
In connection with the Plan, Kaiser also restructured and simplified its corporate structure. The result of the simplified corporate structure is summarized as follows:

•	the Company directly owns 100% of the issued and outstanding shares of capital stock of Kaiser Aluminum Investments Company, a newly formed Delaware corporation (“KAIC”), which is intended to function as an intermediate holding company.

Notes to interim consolidated financial statements

•	KAIC owns 49% of the ownership interests of Anglesey Aluminium Limited (“Anglesey”) and 100% of the ownership interests of each of:

-	Kaiser Aluminum Fabricated Products, LLC, a newly formed Delaware limited liability company (“KAFP”), which holds the assets and liabilities associated with the Company’s fabricated products business unit (excluding those assets and liabilities associated with the London, Ontario facility);

-	Kaiser Aluminum Canada Limited, a newly formed Ontario corporation (“KACL”), which holds the assets and liabilities of the London, Ontario operations and certain former KACC Canadian subsidiaries that were largely inactive;

-	Kaiser Aluminum & Chemical Corporation, LLC, a newly formed Delaware limited liability company (“KACC, LLC”), which, as a successor by merger, holds the remaining non-operating assets and liabilities of KACC not assumed by KAFP;

-	Kaiser Aluminium International, Inc., Trochus Insurance Co., Ltd., and Kaiser Bauxite Company
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with GAAP for interim financial information and the rules and regulations of the Securities and Exchange Commission. Accordingly, these financial statements do not include all of the disclosures required by GAAP for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements furnished herein include all adjustments, all of which are of normal recurring nature unless otherwise noted, necessary for a fair statement of the results for the interim periods presented.
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties, with respect to such estimates and assumptions, are inherent in the preparation of the Company’s consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the Company’s consolidated financial position and results of operation.
Investments in 50%-or-less-owned entities are accounted for primarily by the equity method. Intercompany balances and transactions are eliminated.
Recognition of Sales. Sales are recognized when title, ownership and risk of loss pass to the buyer and collectibility is reasonably assured. A provision for estimated sales returns from and allowances to customers is made in the same period as the related revenues are recognized, based on historical experience or the specific identification of an event necessitating a reserve.
Earnings per Share. Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. The shares owned by a VEBA for the benefit of certain union retirees, their surviving spouses and eligible dependents (the “Union VEBA”) that are subject to transfer restrictions, while being treated similar to treasury stock (i.e. as a reduction) in Stockholders’ equity, are included in the computation of basic shares outstanding as such shares were irrevocably issued and are subject to full dividend and voting rights.
Diluted earnings per share are computed by dividing earnings by the weighted average number of diluted common shares outstanding during the period. The weighted average number of diluted shares includes the dilutive effect of the non-vested stock granted during the period from the dates of grant

Notes to interim consolidated financial statements

(see Note 7). The impact of the non-vested shares on the number of dilutive common shares is calculated by reducing the total number of non-vested shares (521,387) by the theoretical number of shares that could be repurchased under the assumption that the hypothetical proceeds of such non-vested shares are the amount of unrecognized compensation expense together with any related income tax benefits (495,016). Based on the foregoing, a total 26,371 shares of common stock have been added to the diluted earnings per share computation.
Stock-Based Employee Compensation. The Company accounts for stock-based employee compensation plans at fair value. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of the award is recognized as an expense over the period that the employee provides service for the award. During the period from July 1, 2006 through September 30, 2006, $2.3 of compensation cost was recognized in connection with vested and non-vested stock issued to executive officers, other key employees and directors during the period (see Note 7). The Company has elected to amortize compensation expense for equity awards with grading vesting using the straight line method.
Other Income (Expense). Other income (expense), other than interest expense and reorganization items, for the three and nine months ended September 30, 2005 included a loss of approximately $.7 from the sale of certain non-operating properties and an adjustment of approximately $.2 to increase the environmental liabilities. Other income (expense), other than interest expense and reorganization items, included an adjustment of approximately $1.2 in the period from January 1, 2006 to July 1, 2006, to decrease the environmental liabilities for an amount that was no longer required because the related non-operating property had been sold.
Income Taxes. In accordance with SOP 90-7, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”) at emergence. In accordance with FIN 48, the Company uses a “more likely than not” threshold for recognition of tax attributes that are subject to uncertainties and measures any reserves in respect of such expected benefits based on their probability as prescribed by FIN 48. The Company does not consider this a change from the practice of the Predecessor. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.
Cash and Cash Equivalents. The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less when purchased to be cash equivalents.
Inventories. Substantially all product inventories are stated at last-in, first-out (“LIFO”) cost, not in excess of market value. Replacement cost is not in excess of LIFO cost. Other inventories, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor and manufacturing overhead, including depreciation. Abnormal costs, such as idle facility expenses, freight, handling costs and spoilage, are accounted for as current period charges.

Notes to interim consolidated financial statements

Inventories consist of the following:

	Predecessor
	December 31,	September 30,
	2005	2006

Fabricated products—
Finished products	$34.7	$57.4
Work in process	43.1	59.2
Raw materials	26.3	52.1
Operating supplies and repairs and maintenance parts	11.1	12.4

	115.2	181.1
Commodities— Primary aluminum	.1	.2

	$115.3	$181.3

As stated above, the Company accounts for substantially all of its product inventories on a LIFO basis. All Predecessor LIFO layers were eliminated in fresh start accounting. The Company applies LIFO differently than the Predecessor did in that it views each quarter on a standalone basis for computing LIFO; whereas the Predecessor recorded LIFO amounts with a view to the entire fiscal year which, with certain exceptions, tended to result in LIFO charges being recorded in the fourth quarter or the second half of the year. There were no LIFO benefits or charges in the three or nine months ended September 30, 2005. The Company recorded a non-cash LIFO charge of approximately $21.7 at June 30, 2006 and a non-cash LIFO benefit of approximately $3.3 at September 30, 2006. These amounts are primarily a result of changes in metal prices.
Pursuant to fresh start accounting, in the Company’s opening July 2006 balance sheet, all inventory amounts were stated at fair market value. Raw materials and Operating supplies and repairs and maintenance parts were recorded at published market prices including any location premiums. Finished products and Work in progress (“WIP”) were recorded at selling price less cost to sell, cost to complete and a reasonable apportionment of the profit margin associated with the selling and conversion efforts. As reported in Note 1, this resulted in increased inventories by approximately $48.9.
Given the recent strength in demand for many types of fabricated aluminum products and primary aluminum, the Company has a larger volume of raw materials, WIP and finished goods than is its historical average, and the price for such goods, given the application of fresh start accounting, is higher than long term historical averages. As such, with the inevitable ebb and flow of business cycles, non-cash LIFO charges will result when inventory levels drop and/or margins compress. Such adjustments could be material to results in future periods.
Depreciation. Depreciation is computed principally using the straight-line method at rates based on the estimated useful lives of the various classes of assets. The principal estimated useful lives, which were determined based on a third party appraisal, are as follows:

Useful life

Land improvements	3-7
Buildings	15-35
Machinery and equipment	2-22
As more fully discussed in Note 1, upon emergence from reorganization, the Company applied fresh start accounting to its consolidated financial statements as required by SOP 90-7. As a result,

Notes to interim consolidated financial statements

accumulated depreciation was reset to zero. The new lives assigned to the individual assets and the application of fresh start accounting (see Notes 1 and 4) will cause future depreciation to be different than historical depreciation of the Predecessor.
Deferred Financing Costs. Costs incurred to obtain debt financing are deferred and amortized over the estimated term of the related borrowing. Such amortization is included in Interest expense.
Intangible Assets. Pursuant to fresh start accounting, the Company allocated the reorganization value to its assets and liabilities, including intangible assets, based on a third party appraisal. The appraisal indicated that certain intangible assets existed. The values assigned as part of the allocation of the reorganization value, the balance at September 30, 2006, and useful lives assigned to each type of identified intangible asset is set forth below:

	July 1,	September 30,
	2006	2006	Useful life

Customer relationships	$8.1	$6.3	15-18
Trade name	3.7	2.9	Indefinite
Patents	.5	.4	10

	$12.3	$9.6

Intangible assets were reduced proportionately during the quarter ended September 30, 2006 by approximately $2.7 in respect of the resolution of certain pre-emergence income tax attributes recognized during the three months ended September 30, 2006.
The Company reviews intangibles for impairment at least annually in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.
Foreign Currency. The Company uses the United States dollar as the functional currency for its foreign operations.
Derivative Financial Instruments. Hedging transactions using derivative financial instruments are primarily designed to mitigate the Company’s exposure to changes in prices for certain of the products which the Company sells and consumes and, to a lesser extent, to mitigate the Company’s exposure to changes in foreign currency exchange rates. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The Company’s derivative activities are initiated within guidelines established by management and approved by the Company’s board of directors. Hedging transactions are executed centrally on behalf of all of the Company’s business segments to minimize transaction costs, monitor consolidated net exposures and allow for increased responsiveness to changes in market factors.
The Company recognizes all derivative instruments as assets or liabilities in its balance sheet and measures those instruments at fair value by “marking-to-market” all of its hedging positions at each period-end (see Note 9). Changes in the market value of the Company’s open hedging positions resulting from the mark-to-market process represent unrealized gains or losses. Such unrealized gains or losses will fluctuate, based on prevailing market prices at each subsequent balance sheet date, until the settlement date occurs. These changes are recorded as an increase or reduction in stockholders’ equity through either other comprehensive income (“OCI”) or net income, depending on the facts and circumstances with respect to the transaction and its documentation. If the derivative transaction qualifies for hedge (deferral) treatment under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), the changes are recorded initially in OCI. Such changes reverse out of OCI (offset by any fluctuations in other “open”

Notes to interim consolidated financial statements

positions) and are recorded in net income (included in Net sales or Cost of products sold, as applicable) when the subsequent settlement transactions occur. If derivative transactions do not qualify for hedge accounting treatment, the changes in market value are recorded in net income. To qualify for hedge accounting treatment, the derivative transaction must meet criteria established by SFAS No. 133. Even if the derivative transaction meets the SFAS No. 133 criteria, the Company must also comply with a number of complex documentation requirements, which, if not met, result in the derivative transaction being precluded from being treated as a hedge (i.e., it must then be marked-to-market with period to period changes in market value being recorded in quarterly results) unless and until such documentation is modified and determined to be in accordance with SFAS No. 133. Additionally, if the level of physical transactions falls below the net exposure hedged, “hedge” accounting must be terminated for such “excess” hedges and the mark-to-market changes on such excess hedges would be recorded in the income statement rather than in OCI.
As more fully discussed in Note 15, in connection with the Company’s preparation of its December 31, 2005 financial statements, the Company concluded that its derivative financial instruments did not meet certain specific documentation criteria in SFAS No. 133. Accordingly, the Company restated its prior results for the quarters ended March 31, June 30 and September 2005 and marked all of its derivatives to market in 2005. The change in accounting for derivative contracts was related to the form of the Company’s documentation. The Company determined that its hedging documentation did not meet the strict documentation standards established by SFAS No. 133. More specifically, the Company’s documentation did not comply with SFAS No. 133 in respect to the Company’s methods for testing and supporting that changes in the market value of the hedging transactions would correlate with fluctuations in the value of the forecasted transaction to which they relate. The Company had documented that the derivatives it was using would qualify for the “short cut” method whereby regular assessments of correlation would not be required. However, it ultimately concluded that, while the terms of the derivatives were essentially the same as the forecasted transaction, they were not identical and, therefore, the Company should have done certain mathematical computations to prove the ongoing correlation of changes in value of the hedge and the forecasted transaction. As a result, under SFAS No. 133, the Company “de-designated” its open derivative transactions and reflected fluctuations in the market value of such derivative transactions in its results each period rather than deferring the effects until the forecasted transactions (to which the hedges relate) occur. The effect on the first three quarters of 2005 of marking the derivatives to market rather than deferring gains/losses was to increase Cost of products sold and decrease Operating income by $2.0, $1.5 and $1.0, respectively.
The rules provide that, once de-designation has occurred, the Company can modify its documentation and re-designate the derivative transactions as “hedges” and, if appropriately documented, re-qualify the transactions for prospectively deferring changes in market fluctuations after such corrections are made. The Company is working to modify its documentation and to re-qualify open and post 2005 hedging transactions for treatment as hedges. However, no assurances can be provided in this regard.
In general, when hedge (deferral) accounting is being applied, material fluctuations in OCI and Stockholders’ equity will occur in periods of price volatility, despite the fact that the Company’s cash flow and earnings will be “fixed” to the extent hedged. This result is contrary to the intent of the Company’s hedging program, which is to “lock-in” a price (or range of prices) for products sold/used so that earnings and cash flows are subject to a reduced risk of volatility.
Conditional Asset Retirement Obligations. Effective December 31, 2005, the Company adopted FASB Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“SFAS No. 143”) retroactive to the beginning of 2005.

Notes to interim consolidated financial statements

Pursuant to SFAS No. 143 and FIN 47, companies are required to estimate incremental costs for special handling, removal and disposal costs of materials that may or will give rise to conditional asset retirement obligations (“CAROs”) and then discount the expected costs back to the current year using a credit adjusted risk free rate. Under the guidelines clarified in FIN 47, liabilities and costs for CAROs must be recognized in a company’s financial statements even if it is unclear when or if the CARO may/will be triggered. If it is unclear when or if a CARO will be triggered, companies are required to use probability weighting for possible timing scenarios to determine the probability weighted amounts that should be recognized in the company’s financial statements. The Company evaluated FIN 47 and determined that it has CAROs at several of its fabricated products facilities. The vast majority of such CAROs consist of incremental costs that would be associated with the removal and disposal of asbestos (all of which is believed to be fully contained and encapsulated within walls, floors, ceilings or piping) of certain of the older plants if such plants were to undergo major renovation or be demolished. No plans currently exist for any such renovation or demolition of such facilities and the Company’s current assessment is that the most probable scenarios are that no such CARO would be triggered for 20 or more years, if at all. Nonetheless, the retroactive application of FIN 47 resulted in the Company recognizing retroactive to the beginning of 2005, the following in the fourth quarter of 2005: (i) a charge of approximately $2.0 reflecting the cumulative earnings impact of adopting FIN 47, (ii) an increase in Property, plant and equipment of $.5 and (iii) offsetting the amounts in (i) and (ii), an increase in Long term liabilities of approximately $2.5. In addition, pursuant to FIN 47 there was an immaterial amount of incremental depreciation expense recorded (in Depreciation and amortization) for the year ended December 31, 2005 as a result of the retroactive increase in Property, plant and equipment (discussed in (ii) above) and there was an incremental $.2 of non-cash charges (in Cost of products sold) to reflect the accretion of the liability recognized at January 1, 2005 (discussed in (iii) above) to the estimated fair value of the CARO of $2.7 at December 31, 2005.
Anglesey, a 49% owned unconsolidated aluminum investment, also recorded a CARO liability of approximately $15.0 in its financial statements at December 31, 2005. The treatment applied by Anglesey was not consistent with the principles of SFAS No. 143 or FIN 47. Accordingly, the Company adjusted Anglesey’s recording of the CARO to comply with US GAAP treatment. The Company determined that application of US GAAP would have resulted in (a) a non-cash cumulative adjustment of $2.7 reducing the Company’s investment retroactive to the beginning of 2005 and (b) a decrease in the Company’s share of Anglesey’s earnings totaling approximately $.1 for 2005 (representing additional depreciation, accretion and foreign exchange charges).
See Notes 2 and 4 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 for additional information regarding the CAROs.
The Company’s estimates and judgments that affect the probability weighted estimated future contingent cost amounts did not change during the first nine months of 2006. The following amounts have been reflected in the Company’s results for the three and nine months ended September 30, 2005 and 2006: (i) an immaterial incremental amount of depreciation expense and (ii) an immaterial amount of incremental accretion of the estimated liability for the three months and incremental accretion of the estimated liability of $.1 for the nine months ended September 30, 2006 (included in Cost of products sold).
New Accounting Pronouncements. Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) was issued in September 2006. SFAS No. 158 requires a company to recognize the overfunded or underfunded status of a single-

Notes to interim consolidated financial statements

employer defined benefit postretirement plan(s) as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. Prior standards only required the overfunded or underfunded status of a plan to be disclosed in the notes to the financial statements. In addition, SFAS No. 158 requires that a company disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The Company must adopt SFAS No. 158 in its year-end 2006 financial statements. Given the application of fresh start reporting in the third quarter of 2006, the funded status of the Company’s defined benefit pension plans is fully reflected in the Company’s September 30, 2006 balance sheet and therefore the Company expects SFAS No. 158 to have no material impact on the Company’s balance sheet reporting for these plans. However, the Company has not yet completed its review of the possible impacts of SFAS No. 158 in respect of a VEBA that provides benefits for certain eligible retirees of the Company and their surviving spouses and eligible dependents (the “Salaried VEBA”) and the Union VEBA net assets or obligations and cannot, therefore, predict what, if any, impacts adoption of SFAS No. 158 will have on the balance sheet in regard to the VEBAs.
Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”) was issued in September 2006 to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is still evaluating SFAS No. 157 but does not currently anticipate that the adoption of this standard will have a material impact on its financial statements.
Staff Accounting Bulletin No. 108, Guidance for Quantifying Financial Statement Misstatements (“SAB No. 108”) was issued by the Securities and Exchange Commission (“SEC”) staff in September 2006. SAB 108 establishes a specific approach for the quantification of financial statement errors based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. The provisions of SAB 108 are effective for the Company’s December 31, 2006 annual financial statements. The Company does not anticipate that the adoption of this bulletin will have a material impact on its financial statements.
Significant accounting policies of the Predecessor are discussed in Note 12.

3.	INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATE
See Note 3 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 for summary financial information for Anglesey, which owns an aluminum smelter at Holyhead, Wales. The Company’s equity in income before income taxes of Anglesey is treated as a reduction (increase) in Cost of products sold. The income tax effects of the Company’s equity in income are included in the Company’s income tax provision.
The nuclear plant that supplies power to Anglesey is currently slated for decommissioning in late 2010. For Anglesey to be able to operate past September 2009 when its current power contract expires, Anglesey will have to secure a new or alternative power contract at prices that make its operation viable. No assurances can be provided that Anglesey will be successful in this regard. In addition, given the potential for future shutdown and related costs, the Company expects that dividends from

Notes to interim consolidated financial statements

Anglesey may be suspended or curtailed either temporarily or permanently while Anglesey studies future cash requirements. Dividends over the past five years have fluctuated substantially depending on various operational and market factors. During the last five years and the nine months ended September 30, 2006, cash dividends received were as follows: 2001 — $2.8, 2002 — $6.0, 2003 — $4.3, 2004 — $4.5, 2005 — $9.0, and 2006 — $11.7.
The Company and Anglesey have interrelated operations. The Company is responsible for selling Anglesey alumina in respect of its ownership percentage. Such alumina is purchased at prices that are tied to primary aluminum prices under a contract that expires in 2007. The Company is responsible for purchasing from Anglesey primary aluminum in respect to its ownership percentage at prices tied to primary aluminum prices.
Purchases from and sales to Anglesey were as follows:

	Predecessor	Predecessor	Predecessor	Period from
	nine months	period from	three months	July 1, 2006
	ended	January 1, 2006	ended	through
	September 30,	to July 1,	September 30,	September 30,
	2005	2006	2005	2006

Purchases	$94.8	$82.4	$30.3	$50.1
Sales	27.7	24.9	6.9	8.6
There were no receivables due from Anglesey at either September 30, 2006 or December 31, 2005.
As a result of fresh start accounting, the Company decreased its investment in Anglesey at the Effective Date by $11.6 (see Note 1). The $11.6 difference between the Company’s share of Anglesey equity and the investment amount reflected in the Company’s balance sheet is being amortized (included in Cost of products sold) over the period from July 2006 to September 2009, the end of the current power contract. The noncash amortization was approximately $.9 for the three months ended September 30, 2006.

4.	PROPERTY, PLANT, AND EQUIPMENT
The major classes of property, plant, and equipment are as follows:

	Predecessor
	December 31,	September 30,
	2005	2006

Land and improvements	$7.7	$12.8
Buildings	62.4	15.7
Machinery and equipment	460.4	73.0
Construction in progress	25.0	49.7

	555.5	151.2
Accumulated depreciation	(332.1)	(2.8)

Property, plant, and equipment, net	$223.4	$148.4

Pursuant to fresh start accounting, as more fully discussed in Note 1, the Company adjusted its Property, plant and equipment to its fair value as adjusted for the allocation of the reorganization value and reset Accumulated depreciation to zero. The fair value of most of the Company’s Property, plant and equipment was based on an independent appraisal. The balance was based on management’s estimates. As reported in Note 1, this resulted in a net decrease in Property, plant and equipment of

Notes to interim consolidated financial statements

$103.0. The amount of depreciation to be recognized by the Company will be lower than the amount historically recognized by the Predecessor.
Approximately $39.5 of the Construction in progress at September 30, 2006, relates to the Company’s Spokane, Washington facility (see Commitments— Note 8).

5.	SECURED DEBT AND CREDIT FACILITIES
Long-term debt consisted of the following:

	Predecessor
	December 31,	September 30,
	2005	2006

Revolving Credit Facility	$—	$—
Term Loan Facility	—	50.0
Pre-Emergence Credit Agreement	—	—
Other borrowings (fixed rate)	2.3	—

Total	2.3	50.0
Less— Current portion	(1.1)	—

Long-term debt	$1.2	$50.0

On the Effective Date, the Company and certain subsidiaries of the Company entered into a new Senior Secured Revolving Credit Agreement with a group of lenders providing for a $200.0 revolving credit facility (the “Revolving Credit Facility”), of which up to a maximum of $60.0 may be utilized for letters of credit. Under the Revolving Credit Facility, the Company is able to borrow (or obtain letters of credit) from time to time in an aggregate amount equal to the lesser of $200.0 and a borrowing base comprised of eligible accounts receivable, eligible inventory and certain eligible machinery, equipment and real estate, reduced by certain reserves, all as specified in the Revolving Credit Facility. The Revolving Credit Facility has a five-year term and matures in July 2011, at which time all principal amounts outstanding thereunder will be due and payable. Borrowings under the Revolving Credit Facility bear interest at a rate equal to either a base prime rate or LIBOR, at the Company’s option, plus a specified variable percentage determined by reference to the then remaining borrowing availability under the Revolving Credit Facility. The Revolving Credit Facility may, subject to certain conditions and the agreement of lenders thereunder, be increased up to $275.0 at the request of the Company.
Concurrent with the execution of the Revolving Credit Facility, the Company also entered into a Term Loan and Guaranty Agreement with a group of lenders (the “Term Loan Facility”). The Term Loan Facility provides for a $50.0 term loan and is guaranteed by the Company and certain of its domestic operating subsidiaries. The Term Loan Facility was fully drawn on August 4, 2006. The Term Loan Facility has a five-year term and matures in July 2011, at which time all principal amounts outstanding thereunder will be due and payable. Borrowings under the Term Loan Facility bear interest at a rate equal to either a premium over a base prime rate or LIBOR, at the Company’s option.
Amounts owed under each of the Revolving Credit Facility and the Term Loan Facility may be accelerated upon the occurrence of various events of default set forth in each such agreement, including, without limitation, the failure to make principal or interest payments when due, and breaches of covenants, representations and warranties.
The Revolving Credit Facility is secured by a first priority lien on substantially all of the assets of the Company and certain of its domestic operating subsidiaries that are also borrowers thereunder. The

Notes to interim consolidated financial statements

Term Loan Facility is secured by a second lien on substantially all of the assets of the Company and the Company’s domestic operating subsidiaries that are the borrowers or guarantors thereof.
Both credit facilities place restrictions on the ability of the Company and certain of its subsidiaries to, among other things, incur debt, create liens, make investments, pay dividends, sell assets, undertake transactions with affiliates and enter into unrelated lines of business.
During July 2006, the Company borrowed and repaid $8.6 under the Revolving Credit Facility. At September 30, 2006, there were no borrowings outstanding under the Revolving Credit Facility, there were approximately $17.7 of outstanding letters of credit and there was $50.0 outstanding under the Term Loan Facility.
The debt and credit facilities of the Predecessor are discussed in Note 16.

6.	INCOME TAX MATTERS
Tax Provisions. Tax provisions for the three and nine months ended September 30, 2005 and 2006 consist of:
Three months ended September 30, 2005 and 2006—

		Three months ended
		September 30, 2006

	Predecessor		Period from
	three months		July 1, 2006
	ended	Predecessor	through
	September 30,	July 1,	September 30,
	2005	2006	2006

Domestic	$—	$—	$2.7
Foreign	1.4	—	5.6

	$1.4	$—	$8.3

Nine months ended September 30, 2005 and 2006—

		Nine months ended
		September 30, 2006

	Predecessor	Predecessor	Period from
	nine months	period from	July 1, 2006
	ended	January 1, 2006	through
	September 30,	to July 1,	September 30,
	2005	2006	2006

Domestic	$—	$(.8)	$2.7
Foreign	6.0	7.0	5.6

	$6.0	$6.2	$8.3

Foreign taxes primarily represent Canadian income taxes and United Kingdom income taxes in respect of the Company’s ownership interest in Anglesey.
The provision (benefit) for income tax is based on an assumed effective rate for each applicable period.
Results of operations for discontinued operations are net of an income tax provision (benefit) of $(.7) and $12.0 for the three and nine months ended September 30, 2005, respectively.

Notes to interim consolidated financial statements

For the three and nine months ended September 30, 2005 and 2006, as a result of the Chapter 11 proceedings, the Company did not recognize any U.S. income tax benefit for the losses incurred from its domestic operations (including temporary differences) or any U.S. income tax benefit for foreign income taxes. Instead, the increases in federal and state deferred tax assets as a result of additional net operating losses and foreign tax credits generated in 2005 and 2006 were fully offset by increases in valuation allowances.
Tax Attributes. The Company is in the process of calculating the additional deductions, cancellation of indebtedness incomes and other impacts of the Plan and ongoing operations on an entity-by-entity basis to determine the tax attributes available. Based on preliminary estimates, the Company believes that it will have net operating loss carryforwards in the $500-$800 range that will be available to reduce future cash payments for income taxes in the United States (other than alternative minimum tax— “AMT”) and that additional deductions for amounts capitalized into the tax basis of inventories (totaling an estimated $55-$100) will become available (likely over the next two or three years). Given the complexity of the entity-by-entity analysis, unique tax regulations regarding Chapter 11 proceedings and other uncertainties, these estimates remain subject to revision and such revisions could be significant.
While the Company will have substantial tax attributes available to offset the impact of future income taxes, for a year or more after the emergence, the Company did not meet the “more likely than not” criteria for recognition of such attributes at the Effective Date primarily because the Company does not have sufficient history of paying taxes. As such, the Company recorded a full valuation allowance against the amount of tax attributes available and no deferred tax asset was recognized. The benefit associated with any future recognition of tax attributes will be first utilized to reduce intangible assets with any excess being recorded as an adjustment to Stockholders’ equity rather than as a reduction of income tax expense. Therefore, despite the existence of such tax attributes, the Company expects to record a full statutory tax provision in future periods and, therefore, the benefit of any tax attributes realized will only affect future balance sheets and statements of cash flows. If the Company ultimately determines that it meets the “more likely than not” recognition criteria, the amount of net operating loss carryforwards would be recorded on the balance sheet and would reduce the amount of intangible assets recognized in fresh start accounting, until such assets are exhausted and any excess remaining would be recorded as an adjustment to stockholders’ equity.
Pursuant to the Plan, to preserve the net operating loss carryforwards that may be available to the Company after emergence, on the Effective Date, the Company’s certificate of incorporation was amended and restated to, among other things, include certain restrictions on the transfer of Common Stock and the Company and the Union VEBA, the Company’s largest stockholder, entered into a stock transfer restriction agreement.
As more fully discussed in Note 17, it is possible that the Company may recoup from the trustee for the liquidating trust for Kaiser Aluminum Australia Corporation (“KAAC”) and Kaiser Finance Corporation (“KFC”) joint plan of liquidation (the “KAAC/KFC Plan”) all or some portion of approximately $6.9 of U.S. AMT payments made during 2005. Such recovery is not reflected in the Company’s financial statements as of September 30, 2006.
In connection with fresh start accounting, the Company recognized deferred tax liabilities of approximately $4.6. Such liabilities primarily relate to an excess of financial statement basis over the U.S. tax basis that is not expected to turn-around in the 20-year U.S. net operating loss (“NOL”) carry-forward period.

Notes to interim consolidated financial statements

Other. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Certain past years are still subject to examination by taxing authorities. The last year examined by major jurisdiction is as follows: U.S. Federal—1996; Canada—1997; State and local—generally 1996. However, use of NOLs in future periods could trigger review of attributes and other tax matters in years that are not otherwise subject to examination.
In accordance with the requirements of SOP 90-7, the Company adopted the provisions of FIN 48 on July 1, 2006. The Company was not required to recognize any liability for unrecognized tax benefits as a result of the implementation of FIN 48. From July 1, 2006 to September 30, 2006, the Company did not recognize any additional liabilities for unrecognized tax benefits.
The Company recognizes interest accrued for unrecognized tax benefits in interest expense and penalties in the income tax provision. During the three months ended September 30, 2006, the Company recognized approximately $.5 in interest and penalties. The Company had approximately $4.0 and $4.5 accrued at July 1, 2006 and September 30, 2006, respectively, for interest and penalties.
Income tax matters of the Predecessor are discussed in Note 17.

7.	EMPLOYEE BENEFIT AND INCENTIVE PLANS
Emergence related compensation.
On the Effective Date:

•	The Company issued 515,150 shares of non-vested Common Stock to executive officers and other key employees. Of the 515,150 shares issued, 480,904 shares are subject to a three year cliff vesting requirement that lapses on July 6, 2009. The remainder vest ratably over a three year period. The fair value of the shares issued, after assuming a 5% forfeiture rate of $20.7 is being amortized to expense over a three year period on a roughly ratable basis.

•	The Company’s board of directors terminated the Company’s supplemental employee retirement plan (the “SERP” more fully described in Note 18) and funded payments totaling approximately $2.3. Such amounts had been fully accrued by the Predecessor and were included in the Company’s opening balance sheet. The SERP has been replaced by a non-qualified defined contribution plan (the “Restoration Plan”) and will restore certain benefits for key employees who would otherwise suffer a loss of benefits under the Company’s defined contribution plan as a result of the limitations imposed by the Internal Revenue Code.

•	The Company paid $.5 in July 2006 to certain officers in respect of deferred retention payments previously accrued by the Predecessor. During August 2006, the Company paid $5.1 in respect of the pre-emergence long term incentive plan (“LTI”). Another $3.4 of LTI payments is due in July 2007 and approximately $.5 was determined to have been resolved pursuant to the Plan. The LTI amounts had been fully accrued by the Predecessor.

•	Certain employment agreements between the Company and members of management became effective. Additionally, other members of management continue to retain certain pre-emergence contractual arrangements. In particular, the terms of the severance and change in control agreements implemented as a part of the key employee retention program (the “KERP”) survive after the Effective Date for a period of one year and for a period ending two years following a change in control, respectively, in each case unless superseded by another agreement (see Note 18).

Notes to interim consolidated financial statements

Incentive plans and certain other plans.
Incentive plans for management and key employees include the following:

•	A short term incentive plan for management payable in cash and which is based primarily on earnings, adjusted for certain safety and performance factors. Most of the Company’s locations also have similar programs for both hourly and salaried employees.

•	A stock based long term incentive plan for key managers. As more fully discussed in Emergence Related Compensation above, an initial, emergence-related award was made under this plan. Additional awards are expected to be made in future years.
In early August 2006, the Company granted approximately 6,237 non-vested shares of Common Stock to its non-employee directors. The shares vest in August 2007. The number of shares issued was based on the approximate $43.00 per share average closing price between July 18, 2006 and July 31, 2006. The fair value of the non-vested stock grant ($.3), based on the fair value of the shares at date of issuance, is being amortized to earnings on a ratable basis over the vesting period. An additional approximate 4,273 shares of vested Common Stock were issued to non-employee directors electing to receive shares of Common Stock in lieu of all or a portion of their annual retainer fee. The fair value of the shares ($.2), based on the fair value of the shares at date of issuance, was recognized in earnings in the quarter ended September 30, 2006 as a period expense.
Pension and similar plans.
Pensions and similar plans include:

•	A commitment to provide one or more defined contribution plan(s) as a replacement for the five defined benefit pension plans for hourly bargaining unit employees at four of the Company’s production facilities and one inactive operation (the “Hourly DB Plans”). The Hourly DB Plans at the four production facilities will, as more fully discussed in Note 8, likely be terminated during the fourth quarter of 2006, effective as of October 10, 2006 pursuant to a court ruling received in July 2006. It is anticipated that the replacement defined contribution plans for the production facilities will provide for an annual contribution of one dollar per hour worked by bargaining unit employee and, in certain instances, will provide for certain matching of contributions.

•	A defined contribution savings plan for hourly bargaining unit employees (the “Hourly DC Plan”) at all of the Company’s other production facilities (not covered by the Hourly DB Plans). Pursuant to the terms of Hourly DC Plan, the Company will be required to make annual contributions to the Steelworkers Pension Trust on the basis of one dollar per United Steelworkers (“USW”) employee hour worked at two facilities. The Company will also be required to make contributions to a defined contribution savings plan for active USW employees that will range from eight hundred dollars to twenty-four hundred dollars per employee per year, depending on the employee’s age. Similar defined contribution savings plans have been established for non-USW hourly employees subject to collective bargaining agreements. The Company currently estimates that contributions to all such plans will range from $3.0 to $6.0 per year.

•	A defined contribution savings plan for salaried and non-bargaining unit hourly employees (the “Salaried DC Plan”) providing for a match of certain contributions made by employees plus a contribution of between 2% and 10% of their salary depending on their age and years of service.

Notes to interim consolidated financial statements

Postretirement medical obligations.
As a part of the Company’s reorganization efforts, the Predecessor’s postretirement medical plan was terminated in 2004. Participants were given the option of COBRA coverage or participation in the applicable (Union or Salaried) VEBA. All past and future bargaining unit employees are covered by the Union VEBA. The Salaried VEBA covers all other retirees including employees who retired prior to the 2004 termination of the prior plan or who retire with the required age and service requirements so long as their employment commenced prior to February 2002. The benefits being paid by the VEBAs are at the sole discretion of the respective VEBA trustees and are outside the Company’s control.
During the course of the reorganization process, $49.7 of contributions were made to the VEBAs, of which $12.7 is available to reduce post emergence payments that may become due pursuant to an annual variable cash requirement discussed below.
At emergence the Salaried VEBA received rights to 1,940,100 shares of the Company’s newly issued Common Stock. However, prior to the Company’s emergence, the Salaried VEBA sold its rights to approximately 940,200 shares and received net proceeds of approximately $31. The remaining approximately 999,900 shares of the Company’s Common Stock held by the Salaried VEBA at July 1, 2006 are unrestricted. At emergence, the Union VEBA received rights to 11,439,900 shares of the Company’s newly issued Common Stock. However, prior the Company’s emergence, the Union VEBA sold its rights to approximately 2,630,000 shares and received net proceeds of approximately $81. The Union VEBA is subject to an agreement that limits its ability to sell or otherwise transfer more than approximately 2,518,000 shares of the Company’s Common Stock owned at July 1, 2006 during the two years following the emergence date.
Going forward, the Company’s only obligation to the VEBAs is an annual variable cash contribution. The amount to be contributed to the VEBAs will be 10% of the first $20.0 of annual cash flow (as defined; in general terms, the principal elements of cash flow are earnings before interest expense, provision for income taxes and depreciation and amortization less cash payments for, among other things, interest, income taxes and capital expenditures), plus 20% of annual cash flow, as defined, in excess of $20.0. Such annual payments will not exceed $20.0 and will also be limited (with no carryover to future years) to the extent that the payments would cause the Company’s liquidity to be less than $50.0. Such amounts will be determined on an annual basis and payable no later than March 31st of the following year. However, the Company has the ability to offset amounts that would otherwise be due to the VEBAs with approximately $12.7 of excess contributions made to the VEBAs prior to the Effective Date.
For accounting purposes, after discussions with the Securities and Exchange Commission, the Company has concluded that the postretirement medical benefits to be paid by the VEBAs and the Company’s related annual variable contribution obligations should be treated as defined benefit post-retirement plan with the current VEBA assets and future variable contributions described above, and earnings thereon, operate as a cap on the benefits to be paid. As such, while the Company’s only obligation to the VEBAs is to pay the annual variable contribution amount, the Company must account for net periodic postretirement benefit costs in accordance with Statement of Financial Accounting Standards No 106, Employers’ Accounting for Postretirement Benefits other than Pensions (“SFAS No. 106”) and record any difference between the assets of each VEBA and its accumulated postretirement benefit obligation (“APBO”) in the Company’s financial statements. Such information will have to be obtained from the Salaried VEBA and Union VEBA on a periodic basis. In general, as more fully described below, given the significance of the assets currently and expected to be available to the VEBAs in the future and the current level of benefits, the cap does not impact the computation of the APBO. However, should the benefit formulas being used by the VEBAs increase and/or if the

Notes to interim consolidated financial statements

assets were to substantially decrease, it is possible that existing assets may be insufficient alone to fund such benefits and that the benefits to be paid in future periods could be reduced to the amount of annual variable contributions reasonably expected to be paid by the Company in those years. Any such limitations would also have to consider any remaining amount of excess pre-emergence VEBA contributions made.
Key assumptions made in computing the net obligation of each VEBA and in total include:
With respect to VEBA assets:

•	The 6,291,945 shares of the Company’s Common Stock held by the Union VEBA that are not currently transferable, have been excluded from assets used to compute the net asset or liability of the Union VEBA, and will continue to be excluded until the restrictions lapse. Such shares are being accounted for similar to “treasury stock” in the interim.

•	The unrestricted shares of stock held by each VEBA have been valued at the fresh-start date at the fair value of $43.68 per share.

•	The Company has assumed that each VEBA will achieve a long term rate of return of approximately 5.5% on its assets. The long-term rate of return assumption is based on the Company’s expectation of the investment strategies to be utilized by the VEBAs’ trustees.

•	The annual variable payment obligation has been treated as a funding/contribution policy and not counted as a VEBA asset.
With respect to VEBA obligations:

•	The APBO for each VEBA has been computed based on the level of benefits being provided by each VEBA at July 1, 2006.

•	The present value has been computed using a discount rate of return of 6.25%

•	Since the Salaried VEBA is currently paying a fixed annual amount to its constituents, no future cost trend rate increase has been assumed in computing the APBO for the Salaried VEBA.

•	For the Union VEBA, which is currently paying certain prescription drug benefits, an initial cost trend rate of 12% has been assumed and the trend rate is assumed to decline to 5% by 2013. The trend rate used by the Company is based on information provided by the Union VEBA.
The following recaps the net assets of each VEBA as of July 1, 2006:

	Union VEBA	Salaried VEBA	Total

APBO	$(211.2)	$(50.8)	$(262.0)
Plan Assets	213.3	81.9	295.2

Net asset	$2.1	$31.1	$33.2

The Company’s results of operations will include the following impacts associated with the VEBAs: (a) charges for service rendered by employees; (b) a charge for accretion of interest; (c) a benefit for the return on plan assets; and (d) amortization of net gains or losses on assets, prior service costs associated with plan amendments and actuarial differences. The VEBA-related amounts included in the results of operations are shown in the tables below.
Future payments of annual variable contributions will first be applied to reduce any individual VEBA obligations recorded in the Company’s balance sheet at that time. Any remaining amount of annual variable contributions in excess of recorded obligations will be recorded as a VEBA asset in the

Notes to interim consolidated financial statements

balance sheet. No accounting recognition has been accorded to the $12.7 of excess pre-emergence VEBA contributions at this time.
Components of Net Periodic Benefit Cost and Cash Flow and Charges. The following tables present the components of net periodic pension benefits cost for the three and nine months ended September 30, 2005 and 2006:

		Three months ended
		September 30, 2006

	Predecessor		Period from
	three months		July 1, 2006
	ended	Predecessor	through
	September 30,	July 1,	September 30,
	2005	2006	2006

VEBA:
Service cost	$—	$—	$.3
Interest cost	—	—	4.0
Expected return on plan assets	—	—	(4.0)

	—	—	.3
Defined benefit pension plans (including service costs of $.3, $— and $.2)	.3	—	.2
Defined contributions plans	1.8	—	1.7
Retroactive impact of 401(k) adoption included in other operating charges	.3	—	—

	$2.4	$—	$2.2

		Nine months ended
		September 30, 2006

	Predecessor	Predecessor	Period from
	nine months	period from	July 1, 2006
	ended	January 1, 2006	through
	September 30,	to July 1,	September 30,
	2005	2006	2006

VEBA:
Service cost	$—	$—	$.3
Interest cost	—	—	4.0
Expected return on plan assets	—	—	(4.0)

	—	—	.3
Defined benefit pension plans (including service costs of $.8, $.6 and $.2)	1.1	.8	.2
Defined contributions plans	5.2	4.1	1.7
Retroactive impact of 401(k) adoption included in other operating charges	5.9	—	—

	$12.2	$4.9	$2.2

See Note 9 of Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 for key assumptions with respect to the Company’s pension plans and post-retirement benefit plans.

Notes to interim consolidated financial statements

The following tables present the allocation of these charges:

		Three months ended
		September 30, 2006

	Predecessor		Period from
	three months		July 1, 2006
	ended	Predecessor	through
	September 30,	July 1,	September 30,
	2005	2006	2006

Fabricated products segment	$2.1	$—	$1.8
Corporate segment	—	—	.4
Other operating charges (Note 10)	.3	—	—

	$2.4	$—	$2.2

		Nine months ended
		September 30, 2006

	Predecessor	Predecessor	Period from
	nine months	period from	July 1, 2006
	ended	January 1, 2006	through
	September 30,	to July 1,	September 30,
	2005	2006	2006

Fabricated products segment	$6.1	$4.5	$1.8
Corporate segment	.2	.4	.4
Other operating charges (Note 10)	5.9	—	—

	$12.2	$4.9	$2.2

For all periods presented, substantially all of the Fabricated products segment’s related charges are in Cost of products sold with the balance being in Selling, administrative, research and development and general expense.
The amount related to the retroactive implementation of the Salaried DC Plan was paid in July 2005. In September 2005, the Company and the USW amended a prior agreement to provide, among other things, for the Company to contribute per employee amounts to the Steelworkers’ Pension Trust totaling approximately $.9. The amended agreement was approved by the Bankruptcy Court and such amount was recorded in the fourth quarter of 2005.
The Successor also paid benefits applicable to the Predecessor (see Emergence Related Compensation above).
Employee benefit and incentive plans of the Predecessor are discussed in Note 18.

8.	COMMITMENTS AND CONTINGENCIES
Commitments. The Company and its subsidiaries have a variety of financial commitments, including purchase agreements, forward foreign exchange and forward sales contracts (see Note 9), letters of credit and guarantees. They also have agreements to supply alumina to and to purchase aluminum from Anglesey (see Note 3). During the third quarter of 2005 and August 2006, orders were placed for certain equipment and/or services intended to augment the heat treat and aerospace capabilities at the Trentwood facility in Spokane, Washington in respect of which the Company expects to become obligated for costs likely to total in the range of $105.0. Approximately $45.0 of such costs was incurred in 2005 and through the first nine months of 2006. The balance is expected to be incurred

Notes to interim consolidated financial statements

primarily over the remainder of 2006 and 2007, with the majority of the remaining costs being incurred in 2007.
Minimum rental commitments under operating leases at December 31, 2005, are as follows: years ending December 31, 2006— $2.6; 2007— $1.7; 2008— $1.4; 2009— $1.3; 2010— $.3; thereafter— $.1. Rental expenses, after excluding rental expenses of discontinued operations, were $8.6, $3.1 and $3.6 for the years ended December 31, 2003, 2004 and 2005, respectively. Rental expenses of discontinued operations were $6.6 and $4.9 for the years ended December 31, 2003 and 2004, respectively.
Environmental Contingencies. The Company and its subsidiaries are subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws and regulations.
A substantial portion of the Company’s obligations, primarily in respect of non-owned locations, were resolved by the Chapter 11 proceedings. Based on the Company’s evaluation of remaining environmental matters, the Company has environmental accruals totaling approximately $9.2 at September 30, 2006. Such amounts are primarily related to potential solid waste disposal and soil and groundwater remediation matters. These environmental accruals represent the Company’s estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company’s assessment of the likely remediation action to be taken. In the ordinary course, the Company expects that these remediation actions will be taken over the next several years and estimates that expenditures to be charged to these environmental accruals will be approximately $4.0 during the fourth quarter of 2006, in the range of $1.0 to $4.0 per year for the years 2007 through 2010 and an aggregate of approximately $6.0 thereafter.
As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $15.0. As the resolution of these matters is subject to further regulatory review and approval, no specific assurance can be given as to when the factors upon which a substantial portion of this estimate is based can be expected to be resolved. However, the Company is currently working to resolve certain of these matters.
Other Environmental Matters. The Company is working with regulatory authorities and performing studies and remediation pursuant to several consent orders with the State of Washington relating to the historical use of oils containing PCBs at our Trentwood facility in Spokane, Washington before 1978. During April 2004, the Company was served with a subpoena for documents and has been notified by Federal authorities that they are investigating certain environmental compliance issues with respect to the Company’s Trentwood facility in Spokane, Washington. This investigation is ongoing. The Company undertook its own internal investigation of the matter through specially retained counsel to ensure that it has all relevant facts regarding Trentwood’s compliance with applicable environmental laws. The Company believes it is currently in compliance in all material respects with all applicable environmental law and requirements at the facility. The Company intends to defend any claims or charges, if any which may result, vigorously. The Company cannot, however, assess what, if any, impact this matter may have on the Company’s financial statements.
Contingencies Regarding Settlement with the PBGC. As more fully described in Note 18, in response to the January 2004 Debtors’ motion to terminate or substantially modify substantially all of the Debtors’ defined benefit pension plans, the Bankruptcy Court ruled that the Company had met the

Notes to interim consolidated financial statements

factual requirements for distress termination as to all of the plans at issue. The PBGC appealed the Bankruptcy Court’s ruling. However, as more fully discussed in Note 18, while PBGC’s appeal was pending, the Company and the PBGC reached a settlement under which the PBGC agreed to assume the Terminated Plans (as defined in Note 18). The Bankruptcy Court approved this settlement in January 2005. The Company believed that, subject to the Plan and the Liquidating Plans complying with the terms of the PBGC settlement, all issues in respect of such matters were resolved. However, despite the settlement with the PBGC, the intermediate appellate court proceeded to consider the PBGC’s earlier appeal and issued a ruling dated March 31, 2005 affirming the Bankruptcy Court’s rulings regarding distress termination of all such plans. In July 2005, the Company and the PBGC reached an agreement, which was approved by the Bankruptcy Court in September 2005, under which the PBGC agreement previously approved by the Bankruptcy Court was amended to permit the PBGC to further appeal the intermediate appellate court ruling. Under the terms of the amended PBGC agreement, if the PBGC were to prevail in the further appeal, all aspects of the previously approved PBGC agreement would remain the same. On the other hand, under the amended agreement, if the intermediate appellate court ruling was upheld on further appeal, the PBGC would be required to: (a) approve the distress termination of the remaining defined benefit pension plans; and (b) reduce the amount of the administrative claim to $11.0 (from $14.0). Under the amended agreement, both the Company and the PBGC agreed to take up no further appeals. Pending a final resolution of this matter, the Company’s settlement with the PBGC remained in full force and effect. Upon consummation of the two separate plans of liquidation (collectively, the “Liquidating Plans”) in December 2005, the $11.0 minimum was paid to the PBGC.
In July 2006, the United States Third Circuit Court of Appeals affirmed the intermediate appellate court’s ruling upholding the Bankruptcy Court’s finding that the factual requirements for distress termination of all defined benefit plans had been met. Accordingly, four of the five remaining plans likely will be terminated during the fourth quarter of 2006, effective as of October 10, 2006 and replaced by defined contribution plans similar to the Hourly DB Plans described in Note 7. As a result of the July 2006 ruling, the $3.0 of previously recorded administrative claim included in the Company’s opening balance sheet was credited to Other operating charges (credits), net in July 2006 (see Note 10). The expected termination of the plans is expected to have an immaterial impact on the Company’s operating results as the plan obligations were adjusted to fair value in fresh start accounting.
The indenture trustee for KACC’s senior subordinated notes appealed the Bankruptcy Court’s order approving the settlement with the PBGC. In March 2006, the first level appellate court affirmed the Bankruptcy Court’s approval of the settlement with the PBGC.
Other Contingencies. The Company and its subsidiaries are involved in various other claims, lawsuits, and other proceedings relating to a wide variety of matters related to past or present operations. While uncertainties are inherent in the final outcome of such matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.
Commitment and contingencies of the Predecessor are discussed in Note 19.

Notes to interim consolidated financial statements

9.	DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS (AFFECTING BOTH THE SUCCESSOR AND PREDECESSOR)
In conducting its business, the Company uses various instruments, including forward contracts and options, to manage the risks arising from fluctuations in aluminum prices, energy prices and exchange rates. The Company has historically entered into derivative transactions from time to time to limit its exposure resulting from (1) its anticipated sales of primary aluminum and fabricated aluminum products, net of expected purchase costs for items that fluctuate with aluminum prices, (2) the energy price risk from fluctuating prices for natural gas used in its production process, and (3) foreign currency requirements with respect to its cash commitments with foreign subsidiaries and affiliates. As the Company’s hedging activities are generally designed to lock-in a specified price or range of prices, realized gains or losses on the derivative contracts utilized in the hedging activities (excluding the impact of mark-to-market fluctuations on those contracts discussed below) generally offset at least a portion of any losses or gains, respectively, on the transactions being hedged.
The Company’s share of primary aluminum production from Anglesey is approximately 150,000,000 pounds annually. Because the Company purchases alumina for Anglesey at prices linked to primary aluminum prices, only a portion of the Company’s net revenues associated with Anglesey are exposed to price risk. The Company estimates the net portion of its share of Anglesey production exposed to primary aluminum price risk to be approximately 100,000,000 pounds annually (before considering income tax effects).
As stated above, the Company’s pricing of fabricated aluminum products is generally intended to lock-in a conversion margin (representing the value added from the fabrication process(es)), and to pass metal price risk on to its customers. However, in certain instances the Company does enter into firm price arrangements. In such instances, the Company does have price risk on its anticipated primary aluminum purchase in respect of the customer’s order. Total fabricated products shipments during the nine months ended September 30, 2005, the period from January 1, 2006 to July 1, 2006 and the period from July 1, 2006 through September 30, 2006 that contained fixed price terms were (in millions of pounds) 109.6, 103.9 and 49.1, respectively.
During the last three years the volume of fabricated products shipments with underlying primary aluminum price risk were at least as much as the Company’s net exposure to primary aluminum price risk at Anglesey. As such, the Company considers its access to Anglesey production overall to be a “natural” hedge against any fabricated products firm metal-price risk. However, since the volume of fabricated products shipped under firm prices may not match up on a month-to-month basis with expected Anglesey-related primary aluminum shipments, the Company may use third party hedging instruments to eliminate any net remaining primary aluminum price exposure existing at any time.
At September 30, 2006, the fabricated products business held contracts for the delivery of fabricated aluminum products that have the effect of creating price risk on anticipated purchases of primary aluminum during the last quarter of 2006 and for the period 2007— 2010 totaling approximately (in millions of pounds): 2006: 69.0, 2007: 116.0, 2008: 94.0, 2009: 71.0 and 2010: 72.0.

Notes to interim consolidated financial statements

The following table summarizes the Company’s material derivative positions at September 30, 2006:

		Notional
		amount of	Carrying/
		contracts	market
Commodity	Period	(mmlbs)	value

Aluminum—
Option sale contracts	1/11 through 12/11	48.9	$3.7
Fixed priced purchase contracts	10/06 through 12/07	50.5	(1.2)
Fixed priced sales contracts	1/07 through 12/09	44.1	(.4)

		Notional
		amount of	Carrying/
		contracts	market
Foreign currency	Period	(mm)	value

Pounds Sterling—
Option sales contracts	10/06 through 12/07	52.5	$.1
Fixed priced purchase contracts	10/06 through 12/07	52.5	6.2
Euro Dollars—
Fixed priced purchase contracts	10/06 through 1/08	4.0	—

Notional
		amount of	Carrying/
		contracts	market
Energy	Period	(mmbtu)	value

Natural gas—
Fixed priced purchase contracts(a)	10/06 through 3/08	1,390,000	$(2.6)

(a)	When the hedges in place as of September 30, 2006 are combined with price limits in the Company’s physical supply agreement, the Company’s exposure to increases in natural gas prices has been substantially limited for approximately 76% of the natural gas purchases for October 2006 through December 2006 and approximately 31% of the natural gas purchases for January 2007 through March 2007 and 14% of natural gas purchases for April 2007 through June 2007.
As more fully discussed in Notes 2 and 15, the Company currently reflects changes in the market value of its derivative instruments in Net income (rather than deferring such gains/losses to the date of the underlying transactions to which the related hedges occur). Included in Net income for the three and nine months ended September 30, 2005 were realized losses of $.5 and $1.8 and unrealized losses of $1.0 and $4.5, respectively. Included in Net income for the period from July 1, 2006 through September 30, 2006 and the nine months ended September 30, 2006, were realized losses of $3.1 and $.1 respectively, and unrealized gains(losses) of $(.6) and $5.5, respectively.

10.	OTHER OPERATING CHARGES (CREDITS), NET
Other operating charges (credits), net for the three and nine months ended September 30, 2005, included charges totaling $.3 and $5.9, respectively, associated with the 2004 portion of the Company’s defined contribution plans, which were implemented in March 2005 (see Note 7— Fabricated products business unit; $.2 for the three months and $5.4 for the nine months and Corporate: $.1 for the three months and $.5 for the nine months). Other operating charges (credits), net for the nine months ended September 30, 2005, also included a charge totaling $.6 related to

Notes to interim consolidated financial statements

termination of the Houston, Texas administrative office lease in connection with the combination of the Corporate headquarters into the existing Fabricated products headquarters. Other operating charges (credits), net for the period from January 1, 2006 to July 1, 2006 include the settlement of a pre-petition claim of $.9 (Fabricated products business unit). Other operating charges (credits), net include an adjustment of approximately $3.0 in the period from July 1, 2006 to September 30, 2006 to decrease long-term liabilities in respect of the resolution of a “pre-emergence” contingency related to a PBGC matter that was pending at the opening balance sheet date (see Note 8— Corporate).

11.	SEGMENT AND GEOGRAPHICAL AREA INFORMATION
The Company’s primary line of business is the production of fabricated aluminum products. In addition, the Company owns a 49% interest in Anglesey, which owns an aluminum smelter in Holyhead, Wales. Historically, the Company, through its wholly owned subsidiary, KACC, operated in all principal sectors of the aluminum industry including the production and sale of bauxite, alumina and primary aluminum in domestic and international markets. However, as previously disclosed, as a part of the Company’s reorganization efforts, the Company sold substantially all of its commodities operations. The balances and results in respect of such operations are considered discontinued operations (see Note 14). The amounts remaining in Primary aluminum relate primarily to the Company’s interests in and related to Anglesey and the Company’s primary aluminum hedging-related activities.
The Company’s continuing operations are organized and managed by product type and include two operating segments of the aluminum industry and the corporate segment. The two aluminum industry segments are: Fabricated products and Primary aluminum. The Fabricated products business unit sells value-added products such as heat treat aluminum sheet and plate, extrusions and forgings which are used in a wide range of industrial applications, including for automotive, aerospace and general engineering end-use applications. The Primary aluminum business unit produces commodity grade products as well as value-added products such as ingot and billet, for which the Company receives a premium over normal commodity market prices and conducts hedging activities in respect of the Company’s exposure to primary aluminum price risk. The accounting policies of the segments are the same as those described in Note 2. Business unit results are evaluated internally by management before any allocation of corporate overhead and without any charge for income taxes, interest expense or Other operating charges (credits), net. See Note 15 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 for further information regarding segments.

Notes to interim consolidated financial statements

Financial information by operating segment, excluding discontinued operations, for the three and nine months ended September 30, 2005 and 2006, is as follows:
Three months ended September 30, 2005 and 2006—

		Three months ended
		September 30, 2006

	Predecessor		Period from
	three months		July 1, 2006
	ended	Predecessor	through
	September 30,	July 1,	September 30,
	2005	2006	2006

Net Sales:
Fabricated Products	$235.9	$—	$281.6
Primary Aluminum	35.7	—	49.8

Total Net Sales	$271.6	$—	$331.4

Segment Operating Income (Loss):
Fabricated Products(1)	$25.7	$—	$29.1
Primary Aluminum	5.2	—	2.8
Corporate and Other	(10.9)	—	(13.1)
Other Operating Charges (Credits), Net— Note 10	(.3)	—	2.9

Total Operating Income	$19.7	$—	$21.7

Depreciation and amortization
Fabricated Products	$4.9	$—	$2.7
Corporate and Other	—	—	.1

	$4.9	$—	$2.8

Income taxes paid:(2)
Fabricated Products—
United States	$—	$—	$—
Canada	.2	—	.4

	$.2	$—	$.4

Notes to interim consolidated financial statements

Nine months ended September 30, 2005 and 2006—

		Nine months ended
		September 30, 2006

	Predecessor	Predecessor	Period from
	nine months	period from	July 1, 2006
	ended	January 1, 2006	through
	September 30,	to July 1,	September 30,
	2005	2006	2006

Net Sales:
Fabricated Products	$707.7	$590.9	$281.6
Primary Aluminum	108.2	98.9	49.8

Total Net Sales	$815.9	$689.8	$331.4

Segment Operating Income (Loss):
Fabricated Products(1)	$66.3	$61.2	$29.1
Primary Aluminum	13.4	12.4	2.8
Corporate and Other	(27.7)	(20.3)	(13.1)
Other Operating Charges (Credits), Net— Note 10	(6.5)	(.9)	2.9

Total Operating Income	$45.5	$52.4	$21.7

Depreciation and amortization
Fabricated Products	$14.8	$9.7	$2.7
Corporate and Other	.2	.1	.1

	$15.0	$9.8	$2.8

Income taxes paid:(2)
Fabricated Products—
United States	$—	$.2	$—
Canada	2.6	1.0	.4

	$2.6	$1.2	$.4

(1)	Operating results for the period from January 1, 2006 to July 1, 2006 include a LIFO inventory charge of $21.7. Operating results for the period from July 1, 2006 through September 30, 2006 include a LIFO inventory benefit of $3.3.

(2)	Income taxes paid exclude foreign income tax paid by discontinued operations of $6.5 and $16.9, respectively, for the three and nine months ended September 30, 2005.
PREDECESSOR

12.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements of the Predecessor were prepared on a “going concern” basis in accordance with SOP 90-7, and do not include the impacts of the Plan including adjustments relating to recorded asset amounts, the resolution of liabilities subject to compromise, or the cancellation of the interests of the Company’s pre-emergence stockholders.
In most instances, but not all, the accounting policies of the Predecessor were the same or similar to those of the Successor. Where accounting policies differed or the Predecessor applied methodologies differently to its financial statement information than that which is used in preparing and presenting Successor financial statement information, discussion has been added to this Report in the appropriate

Notes to interim consolidated financial statements

section of the Successor notes. For a recap of the Predecessor’s significant accounting policies, see Note 2 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

13.	REORGANIZATION PROCEEDINGS
Background. Kaiser, KACC, and 24 of KACC’s subsidiaries filed separate voluntary petitions in the Bankruptcy Court for reorganization under Chapter 11 of the Code; the Company, KACC and 15 of KACC’s subsidiaries (the “Original Debtors”) filed in the first quarter of 2002 and nine additional KACC subsidiaries (the “Additional Debtors”) filed in the first quarter of 2003. The Company, KACC and the KACC subsidiaries continued to manage their businesses in the ordinary course as debtors-in-possession subject to the control and administration of the Bankruptcy Court. The Original Debtors and the Additional Debtors are collectively referred to herein as the “Debtors”. For purposes of this Report the term “Filing Date” means with respect to any Debtor, the date on which such Debtor filed its Chapter 11 proceeding.
The Original Debtors found it necessary to file the Chapter 11 proceedings primarily because of liquidity and cash flow problems of the Company and its subsidiaries that arose in late 2001 and early 2002. The Company was facing significant near-term debt maturities at a time of unusually weak aluminum industry business conditions, depressed aluminum prices and a broad economic slowdown that was further exacerbated by the events of September 11, 2001. In addition, the Company had become increasingly burdened by asbestos litigation and growing legacy obligations for retiree medical and pension costs. The confluence of these factors created the prospect of continuing operating losses and negative cash flows, resulting in lower credit ratings and an inability to access the capital markets. The Chapter 11 proceedings filed by the Additional Debtors were commenced, among other reasons, to protect the assets held by these Debtors against possible statutory liens that might have arisen and been enforced by the PBGC.
Reorganizing Debtors; Entities Containing the Fabricated Products and Certain Other Operations. On February 6, 2006, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan, On May 11, 2006, the District Court for the District of Delaware entered an order affirming the Confirmation Order and adopting the Bankruptcy Court’s findings of fact and conclusions of law regarding confirmation of the Plan. On July 6, 2006, the Plan became effective and was substantially consummated, whereupon the Company emerged from Chapter 11.
Pursuant to the Plan, on the Effective Date, the pre-emergence ownership interests in the Company were cancelled without consideration and all material pre-petition claims against the Company, KACC and their remaining debtor subsidiaries, including claims in respect of debt, pension and post-retirement medical obligations, and asbestos and other tort liabilities (totaling approximately $4.4 billion in the June 30, 2006 consolidated financial statements), were resolved as follows:

(a)	Claims in Respect of Retiree Medical Obligations. Pursuant to settlements reached with representatives of hourly and salaried retirees:

•	an aggregate of 11,439,900 shares of the Company’s Common Stock were delivered to the Hourly VEBA trust and entities that prior to the Effective Date acquired from the Union VEBA rights to receive a portion of such shares (see Note 7); and

•	an aggregate of 1,940,100 shares of Common Stock were delivered to the Salaried Retiree VEBA trust and entities that prior to the Effective Date acquired from the Salaried Retiree VEBA rights to receive a portion of such shares (see Note 7).

Notes to interim consolidated financial statements

(b)	Priority Claims and Secured Claims. All pre-petition priority claims, pre-petition priority tax claims and pre-petition secured claims were paid in full in cash.

(c)	Unsecured Claims. With respect to pre-petition unsecured claims (other than the personal injury claims specified below):

•	all pre-petition unsecured claims of the PBGC against the Company’s Canadian debtor affiliates were satisfied by the delivery of 2,160,000 shares of Common Stock and $2.5 in cash; and

•	all pre-petition general unsecured claims against the Company, KACC and their remaining debtor subsidiaries, other than Canadian debtor subsidiaries, including claims of the PBGC and holders of public debt, were satisfied by the issuance of 4,460,000 shares of Common Stock to a third-party disbursing agent, with such shares to be delivered to the holders of such claims in accordance with the terms of the Plan (to the extent that such claims do not constitute convenience claims that have been or will be satisfied with cash payments). Of such 4,460,000 shares of Common Stock, approximately 331,000 shares were being initially held by the third-party disbursing agent as a reserve pending resolution of disputed claims; to the extent a holder of a disputed claim is not entitled to shares reserved in respect of such claim, such shares will be distributed to holders of allowed claims.

(d) Personal Injury Claims. Certain trusts (the “PI Trusts”) were formed to receive distributions from the Company, assume responsibility from the Company for personal injury liabilities (including those resulting from alleged pre-petition exposures to asbestos, silica and coal tar pitch volatiles and noise-induced hearing loss), and to make payments in respect of such personal injury claims. The Company contributed to the PI Trusts:

•	the rights with respect to proceeds associated with personal injury-related insurance recoveries that were reflected on the Company’s financial statements at June 30, 2006 as a receivable having a value of $963.3 (see Note 19);

•	$13.0 in cash, less approximately $.3 advanced prior to the Effective Date, which was paid on the Effective Date;

•	the stock of a subsidiary whose primary assets was approximately 145 acres of real estate located in Louisiana and the rights as lessor under a lease agreement for such real property that produces modest rental income; and

•	75% of a pre-petition general unsecured claim against KACC in the amount of $1.1 billion entitling certain of the PI Trusts to a share of the 4,460,000 shares of Common Stock distributed to unsecured claimholders.
The PI Trusts assumed all liability and responsibility for the past, pending and future personal injury claims resulting from alleged pre-petition exposures to asbestos, silica and coal tar pitch volatile, and pending noise induced hearing loss personal injury claims. As of the Effective Date, injunctions were entered prohibiting any person from pursuing any claims against the Company or any of its affiliates in respect of such matters.
Cash payments on the Effective Date for priority and secured claims, payments to the PI Trusts, bank and professional fees totaled approximately $29.0 and were funded using existing cash resources.
Liquidating Debtors. As previously disclosed in prior periods, the Company generated net cash proceeds of approximately $686.8 from the sale of its interests in and related to Queensland Alumina Limited (“QAL”) and Alumina Partners of Jamaica (“Alpart”). The Company’s interests in and related

Notes to interim consolidated financial statements

to QAL and Alpart were owned by certain subsidiaries of KACC (the “Liquidating Subsidiaries”) that were subsidiary guarantors of the KACC’s senior and senior subordinated notes. Throughout 2005, the proceeds were held in separate escrow accounts pending distribution to the creditors of the Liquidating Subsidiaries.
On December 20, 2005, the Bankruptcy Court entered an order confirming the Liquidating Plans for the Liquidating Subsidiaries. On December 22, 2005, the Liquidating Plans became effective and all restricted cash and other assets held on behalf of or by the Liquidating Subsidiaries, consisting primarily of approximately $686.8 of net cash proceeds from the sale of interests in and related to QAL and Alpart, were transferred to a trustee for subsequent distribution to holders of claims against the Liquidating Subsidiaries in accordance with the terms of the Liquidating Plans. In connection with the Liquidating Plans, the Liquidating Subsidiaries were dissolved and their corporate existence was terminated.
When the Liquidating Plans became effective, substantially all amounts were to be paid to (or received by) KACC from/to the creditors of the Liquidating Subsidiaries pursuant to the Intercompany Settlement Agreement (the “Intercompany Agreement”), other than certain payments of alternative minimum tax paid by the Company. The Company expects to receive any amounts ultimately determined to be due from the KAAC/KFC Plan during the latter part of 2006 in connection with the completion of its 2005 tax return (see Note 6). The Intercompany Agreement also resolved substantially all pre- and post-petition intercompany claims among the Debtors.
The effectiveness of the Liquidating Plans and the dissolution of the Liquidating Subsidiaries did not resolve a dispute between the holders of KACC’s senior notes and the holders of KACC’s senior subordinated notes regarding their respective entitlement to certain of the proceeds from the sales by the Liquidating Subsidiaries of interests in QAL and Alpart (the “Senior Note-Sub Note Dispute”). On December 22, 2005, the Bankruptcy Court issued a decision in connection with the Senior Note-Sub Note Dispute, finding (in favor of the senior notes) that the senior subordinated notes were contractually subordinate to the senior notes in regard to certain subsidiary guarantors (particularly the Liquidating Subsidiaries) and that certain parties were not due certain reimbursements. The Bankruptcy Court’s ruling has been appealed. The Company cannot predict, however, the ultimate resolution of the Senior Note-Sub Note Dispute on appeal, when any such resolution will occur, or what impact any such outcome will have on distributions to affected note holders under the Liquidating Plans. However, given the Company’s now completed emergence from the Chapter 11, the Company does not have any continuing liability in respect of the Senior Note-Sub Note Dispute.
Classification of Liabilities as “Liabilities Not Subject to Compromise” Versus “Liabilities Subject to Compromise.” Liabilities not subject to compromise include the following:

(1) liabilities incurred after the date each entity filed for reorganization (i.e., its Filing Date);

(2) pre-Filing Date liabilities that were expected to be paid in full, including priority tax and employee claims and certain environmental liabilities; and

(3) pre-Filing Date liabilities that were approved for payment by the Bankruptcy Court and that were expected to be paid (in advance of a plan of reorganization) over the next twelve-month period in the ordinary course of business, including certain employee related items (salaries, vacation and medical benefits), claims subject to a currently existing collective bargaining agreements, and certain postretirement medical and other costs associated with retirees.
Liabilities subject to compromise refer to all other pre-Filing Date liabilities of the Debtors.

Notes to interim consolidated financial statements

The amounts subject to compromise at December 31, 2005 and June 30, 2006 consisted of the following items:

	Predecessor	Predecessor
	December 31,	June 30,
	2005(1)	2006(1)

Accrued postretirement medical obligation (Note 18)	$1,017.0	$1,005.6
Accrued asbestos and certain other personal injury liabilities (Note 19)	1,115.0	1,115.0
Assigned intercompany claims for benefit of certain creditors	1,131.5	1,131.5
Debt (Note 7 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)	847.6	847.6
Accrued pension benefits (Note 18)	626.2	625.5
Unfair labor practice settlement (Note 19)	175.0	175.0
Accounts payable	29.8	31.6
Accrued interest	44.7	44.7
Accrued environmental liabilities (Note 19)	30.7	29.4
Other accrued liabilities	37.2	36.7
Proceeds from sale of commodity interests	(654.6)	(654.6)

	$4,400.1	$4,388.0

(1)	The above amounts exclude $68.5 at December 31, 2005 and $73.5 at June 30, 2006 of liabilities subject to compromise related to discontinued operations. Approximately $42.1 of the excluded amounts at December 31, 2005 and June 30, 2006 relate to a claim settled in the fourth quarter of 2005 (see Note 3 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005). The balance of the amounts at December 31, 2005 and June 30, 2006 were primarily accounts payable.
Reorganization Items. Reorganization items are expense or income items that were incurred or realized by the Company because it was in reorganization. These items include, but are not limited to, professional fees and similar types of expenses incurred directly related to the reorganization proceedings, loss accruals or gains or losses resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors because they were not paying their pre-Filing Date liabilities. For the three and nine months ended September 30, 2005 and 2006, reorganization items were as follows:
Three months ended September 30, 2005 and 2006—

	Predecessor
	three months
	ended	Predecessor
	September 30,	July 1,
	2005	2006

Gain on Plan implementation and fresh start	$—	$(3,113.1)
Professional fees	8.7	5.0
Interest income	(.5)	—
Other	—	—

	$8.2	$(3,108.1)

Notes to interim consolidated financial statements

Nine months ended September 30, 2005 and 2006—

	Predecessor	Predecessor
	nine months	period from
	ended	January 1, 2006	Predecessor
	September 30,	to July 1,	July 1,
	2005	2006	2006

Gain on Plan implementation and fresh start	$—	$(3,113.1)	$(3,113.1)
Professional fees	29.2	21.2	5.0
Interest income	(1.3)	(1.4)	—
Other	(2.6)	.2	—

	$25.3	$(3,093.1)	$(3,108.1)

At June 30, 2006, approximately $15.0 of professional fees were accrued (included in Other accrued liabilities) pending Bankruptcy Court approval to pay such amounts. Approximately $7.9 of the professional fees had been paid as of September 30, 2006. It is anticipated that legal and certain other costs related to the Company’s emergence from Chapter 11 will continue for a period of time after the Effective Date and such costs, when incurred, will be included in Selling, administrative, research and development, and general expenses. Additionally, certain professionals were contractually due certain “success” fees due upon the Company’s emergence from Chapter 11 and Bankruptcy Court approval. Approximately $5.0 of such amounts were borne by the Company and were recorded in connection with emergence and fresh start accounting.
Financial Information. SOP 90-7 requires separate disclosure of Debtors and non-Debtors amounts. Substantially all of the financial information at December 31, 2005 and June 30, 2006 and for the periods then ended included in the consolidated financial statements relates to the Debtors. As a result, condensed combined balance sheet information of the non-Debtor subsidiaries included in the consolidated financial statements as of December 31, 2005 and June 30, 2006 and condensed combined income statement and cash flows information of the non-Debtor subsidiaries for the three and six months ended June 30, 2005 and 2006 is not presented because such amounts were not significant.

14.	DISCONTINUED OPERATIONS
As part of the Company’s plan to divest certain of its commodity assets, as more fully discussed in Note 13, the Company sold its interests in and related to Alpart, KACC’s Gramercy, Louisiana alumina refinery (“Gramercy”), Kaiser Jamaica Bauxite Company (“KJBC”), Volta Aluminium Company Limited (“Valco”), and KACC’s Mead, Washington aluminum smelter and certain related property (the “Mead Facility”) in 2004 and, as discussed below, sold its interests in and related to QAL in April 2005. All of the foregoing commodity assets are collectively referred to as the “Commodity Interests”. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), the assets, liabilities, operating results and gains from sale of the Commodity Interests have been reported as discontinued operations in the accompanying financial statements.
On April 1, 2005, the Company sold its interests in and related to QAL for net cash proceeds totaling approximately $401.4. The buyer also assumed KACC’s obligations for approximately $60.0 of QAL debt (see Note 3 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005) and KACC’s obligation to pay its proportionate share (20%) of debt, operating expenses and certain other costs of QAL. In connection with the sale, the Company also paid a termination fee of $11.0. After considering transaction costs (including the

Notes to interim consolidated financial statements

termination fee and a $7.7 deferred charge associated with a back-up bid fee), the transaction resulted in a gain, net of estimated income tax of $7.9, of approximately $366.2. As described in Note 13, a substantial majority of the proceeds from the sale of the Company’s interests in and related to QAL were held in escrow for the benefit of the creditors under the liquidating trust for the KAAC/ KFC Plan until the KAAC/ KFC Plan was confirmed by the Bankruptcy Court and became effective in December 2005.
Under SFAS No. 144, only those assets, liabilities and operating results that are being sold or discontinued are treated as “discontinued operations”. In the case of the sale of Gramercy and the Mead Facility, the buyers did not assume such items as accrued workers compensation, pension or postretirement benefit obligations in respect of the former employees of these facilities. As discussed more fully in Note 13, these retained obligations were resolved in the context of the Plan.
The carrying amounts of the liabilities in respect of the Company’s interest in and related to the sold Commodity Interests as of December 31, 2005 and September 30, 2006 are included in the accompanying Consolidated Balance Sheets for the periods ended December 31, 2005 and September 30, 2006. Income statement information in respect of the Company’s interest in and related to the sold Commodity Interests for the three and nine months ended September 30, 2005 and 2006 included in income from discontinued operations was as follows:
Three months ended September 30, 2005 and 2006—

		Three months ended
		September 30, 2006

	Predecessor		Period from
	three months		July 1, 2006
	ended	Predecessor	through
	September 30,	July 1,	September 30,
	2005	2006	2006

Net Sales	$—	$—	$—
Operating income (loss)	1.7	—	—
Gain on sales of commodity assets	—	—	—
Income before income taxes	7.3	—	—
Net income	8.0	—	—
Nine months ended September 30, 2005 and 2006—

		Nine months ended
		September 30, 2006

	Predecessor	Predecessor	Period from
	nine months	period from	July 1, 2006
	ended	January 1, 2006	through
	September 30,	to July 1,	September 30,
	2005	2006	2006

Net sales	$42.9	$—	$—
Operating income (loss)	21.4	(3.2)	—
Gain on sales of commodity assets	365.6	—	—
Income before income taxes	398.9	4.3	—
Net income	386.9	4.3	—
During the second quarter of 2006, the Company recorded a $5.0 charge as a result of an agreement between the Company and the Bonneville Power Administration (“BPA”) related to a rejected electric

Notes to interim consolidated financial statements

power contract (see Note 19). This amount is included in Discontinued operations for the six months ended June 30, 2006.
During the first quarter of 2006, the Company received a $7.5 payment from an insurer in settlement of certain residual claims the Company had in respect of a 2000 incident at its Gramercy, Louisiana alumina refinery (which was sold in 2004). This amount is included in Discontinued operations for the nine months ended September 30, 2006.
Activity during the three month and nine months ended September 30, 2005 consisted almost exclusively of the Company’s interests in and related to QAL, which was sold on April 1, 2005, and related hedging activity.

15.	RESTATED 2005 QUARTERLY DATA
During March 2006, the Company determined that its previously issued financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 should be restated for two items: (1) VEBA-related payments made during the first nine months of 2005 should have been recorded as a reduction of the pre-petition retiree medical obligations rather than as a current operating expense and (2) as more fully discussed in Note 2, the Company determined that its derivative financial instrument transactions did not qualify for hedge (deferral) treatment and should have been marked-to-market in operating results. The effect of the restatement related to the VEBA payments was to decrease operating expenses by $6.7, $5.7 and $5.7 in the first, second and third quarters of 2005, respectively with an offsetting decrease in Liabilities subject to compromise at March 31, 2005, June 30, 2005 and September 30, 2005. The net effect of the restatement related to the derivative transactions was to increase operating expenses by $2.0, $1.5 and $1.0 in the first, second and third quarters of 2005, respectively, with an offsetting increase in OCI at March 31, 2005, June 30, 2005 and September 30, 2005, respectively. There was no net impact on the Company’s cash flows as a result of either restatement.

Notes to interim consolidated financial statements

The following tables show the full income statement affects of the restatements on the three and nine months ended September 30, 2005, as well as the changes in balance sheet and cash flow statement line items as of and for the nine months ended September 30, 2005.
Statements of consolidated income— unaudited

	Three months		Nine months

	As previously		As previously
	reported(1)	As restated	reported(1)	As restated

	September 30,	September 30,	September 30,	September 30,
	2005	2005	2005	2005

Net sales	$271.6	$271.6	$815.9	$815.9

Costs and expenses:
Cost of products sold	233.7	233.5	710.0	710.9
Depreciation and amortization	4.9	4.9	15.0	15.0
Selling, administration, research and development, and general	17.7	13.2	52.4	38.0
Other operating charges, net	.3	.3	6.5	6.5

Total costs and expenses	256.6	251.9	783.9	770.4

Operating income	15.0	19.7	32.0	45.5
Other income (expense):
Interest expense (excluding unrecorded interest expense)	(1.0)	(1.0)	(4.2)	(4.2)
Reorganization items	(8.2)	(8.2)	(25.3)	(25.3)
Other— net	(.5)	(.5)	(1.5)	(1.5)

Income before income taxes and discontinued operations	5.3	10.0	1.0	14.5
Provision for income taxes	(1.4)	(1.4)	(6.0)	(6.0)

Income (loss) from continuing operations	3.9	8.6	(5.0)	8.5
Income from discontinued operations	8.0	8.0	386.9	386.9
Cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	—	—	(4.7)	(4.7)

Net income	$11.9	$16.6	$377.2	$390.7

Earnings (loss) per share— Basic/ Diluted:
Income (loss) from continuing operations	$.05	$.11	$(.06)	$.11

Income from discontinued operations	$.10	$.10	$4.85	$4.85

Loss from cumulative effect on years prior to 2005 of adopting accounting for conditional asset retirement obligations	$—	$—	$(.06)	$(.06)

Net income	$.15	$.21	$4.73	$4.90

Weighted average shares outstanding (000):
Basic/ Diluted	79,672	79,672	79,676	79,676

Notes to interim consolidated financial statements

Consolidated balance sheets— unaudited

	As previously
	reported(1)	As restated

	September 30,	September 30,
	2005	2005

Liabilities subject to compromise	$3,949.8	$3,931.7
Stockholders’ equity (deficit):
Common stock	.8	.8
Additional capital	538.0	538.0
Accumulated deficit	(2,540.4)	(2,526.8)
Accumulated other comprehensive income (loss)	(10.0)	(5.5)

Total stockholders’ equity (deficit)	(2,011.6)	(1,993.5)

Total liabilities and stockholders’ equity (deficit)	$1,938.2	$1,938.2

Statements of consolidated cash flows— unaudited

	As previously
	reported(1)	As restated

	September 30,	September 30,
	2005	2005

Cash flows from operating activities:
Net income	$377.1	$390.7
Less net income from discontinued operations	386.9	386.9

Net income (loss) from continuing operations, including from cumulative effect of adopting change in accounting in 2005	(9.8)	3.8
(Decrease) increase in prepaid expenses and other current assets	.3	7.1
Increase in other accrued liabilities	(8.9)	(11.8)
Net cash impact of changes in long-term assets and liabilities	2.6	(14.9)
Net cash used by operating activities	$15.1	$15.1

(1)	The “As previously reported” amounts shown above include the effect of the adoption of FIN 47 on December 31, 2005 retroactive to the beginning of the year as discussed in Note 2. Such retroactive application is required by GAAP and is not considered a “restatement.” The retroactive impact of the adoption of FIN 47 was a charge of $4.7 in the first quarter of 2005 in respect of the cumulative effect upon adoption.
See Note 16 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 for additional information regarding the restated 2005 quarterly data.

16.	DEBT AND CREDIT FACILITIES
On February 1, 2006, and again on May 11, 2006, the Bankruptcy Court approved amendments to the Company’s Secured Super-Priority Debtor-In-Possession Revolving Credit and Guaranty Agreement (the “DIP Facility”) extending its expiration date ultimately to the earlier of the Company’s emergence from Chapter 11 or August 31, 2006. The DIP Facility terminated on the Effective Date.

Notes to interim consolidated financial statements

Under the DIP Facility, which provided for a secured, revolving line of credit, the Company, KACC and certain subsidiaries of KACC were able to borrow amounts by means of revolving credit advances and to have issued letters of credit (up to $60.0) in an aggregate amount equal to the lesser of $200.0 or a borrowing base comprised of eligible accounts receivable, eligible inventory and certain eligible machinery, equipment and real estate, reduced by certain reserves, as defined in the DIP Facility agreement. At June 30, 2006, there were no outstanding borrowings under the DIP Facility and there were outstanding letters of credit of approximately $17.7 (which on the Effective Date were converted to outstanding letters of credit under the Revolving Credit Facility).
The DIP Facility, which was implemented during the first quarter of 2005, replaced a post-petition credit facility (the “Replaced Facility”) that the Company and KACC entered into on February 12, 2002. The Replaced Facility was amended a number of times during its term as a result of, among other things, reorganization transactions, including disposition of the Company’s Commodity Interests.
During the first quarter of 2005, the Company deposited cash of $13.3 as collateral for the Replaced Facility letters of credit and deposited approximately $1.7 of collateral with the Replaced Facility lenders until certain other banking arrangements were terminated. As of June 30, 2006, all of the collateral for the Replacement Facility letters of credit and the collateral for other certain banking arrangements (of which $1.5 was received during 2006) had been refunded to the Company.

17.	INCOME TAX MATTERS
The income tax provision for continuing operations for the three and nine months ended September 30, 2005 relates primarily to foreign income taxes. For the six months ended June 30, 2006, the income tax provision for continuing operations includes a foreign income tax provision of approximately $7.0. The six months ended June 30, 2006 include an approximate $1.0 benefit associated with a U.S. income tax refund. While the Company considered the July 2006 emergence from Chapter 11 for purposes of estimating impacts on the effective tax rate, the Company’s provisions for income taxes as of June 30, 2006 did not include any direct impacts from the Company’s emergence from Chapter 11. Such impact will be reflected in periods following emergence as more fully discussed in Note 6.
As more fully discussed in Note 8 of Notes to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, in April 2006, the Company, the PBGC and the VEBAs entered into an agreed order that was approved by the Bankruptcy Court and that established a specific protocol and set certain limits for pre-emergence transfers of claims and rights to shares of Common Stock by the PBGC and VEBAs in order to preserve the Company’s net operating loss carryforwards.
See Note 8 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 for additional information regarding Deferred Tax Assets and Valuation Allowances. In connection with the sale of the Company’s interests in and related to QAL, the Company made payments totaling approximately $8.5 for AMT in the United States (approximately $8.0 of Federal AMT and approximately $.5 of state AMT). Such payments were made in the fourth quarter of 2005. Upon completion of the Company’s 2005 Federal income tax return, the Company determined that approximately $1.0 of AMT was overpaid and was refundable. The Company applied for the refund in the 2005 Federal income tax return filed in September 2006 and received the refund in October 2006. The Company believes that remainder of the Federal AMT amounts paid in respect of the sale of interests should, in accordance with the Intercompany Agreement, be reimbursed to the Company from the funds held by the liquidating trustee for the KAAC/ KFC Plan. However, at this point, as this has yet to be agreed, the Company has not recorded

Notes to interim consolidated financial statements

a receivable for the amount. The Company is still analyzing the amount of state AMT that may be recoverable from the liquidating trustee for the KAAC/ KFC Plan. The Company expects to resolve the matter in late 2006 or early 2007.

18.	EMPLOYEE BENEFIT AND INCENTIVE PLANS
The Company and its subsidiaries historically provided (a) post-retirement health care and life insurance benefits to eligible retired employees and their dependents and (b) pension benefit payments to retirement plans. Substantially all employees became eligible for health care and life insurance benefits if they reached retirement age while still working for the Company or its subsidiaries. The Company did not fund the liability for these benefits, which were expected to be paid out of cash generated by operations. The Company reserved the right, subject to applicable collective bargaining agreements, to amend or terminate these benefits. Retirement plans were generally non-contributory for salaried and hourly employees and generally provided for benefits based on formulas which considered such items as length of service and earnings during years of service.
In January 2004, the Company filed motions with the Bankruptcy Court to terminate or substantially modify post-retirement medical obligations for both salaried and certain hourly employees and for the distressed termination of substantially all domestic hourly pension plans. The Company subsequently concluded agreements with a committee appointed in the Company’s reorganization proceedings (see Note 1 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005) that represented salaried employees and union representatives that represented the vast majority of the Company’s hourly employees. The agreements provided for the termination of existing salaried and hourly post-retirement medical benefit plans, and the termination of existing hourly pension plans. Under the agreements, salaried and hourly retirees were provided an opportunity for continued medical coverage through COBRA or the VEBAs and active salaried and hourly employees were provided with an opportunity to participate in one or more replacement pension plans and/or defined contribution plans. The agreements were approved by the Bankruptcy Court, but were subject to certain conditions, including Bankruptcy Court approval of the Intercompany Agreement in a form acceptable to the Debtors and the official committee of unsecured creditors appointed in the Company’s reorganization proceedings (see Note 1 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).
On June 1, 2004, the Bankruptcy Court entered an order, subject to certain conditions including final Bankruptcy Court approval of the Intercompany Agreement, authorizing the Company to terminate its post-retirement medical plans as of May 31, 2004 and to make advance payments to the VEBAs. As previously disclosed, pending the resolution of all contingencies in respect of the termination of the existing post-retirement medical benefit plan, during the period June 1, 2004 through December 31, 2004, the Company continued to accrue costs based on the existing plan and treated the VEBA contributions as a reduction of its liability under the plan. However, because the Intercompany Agreement was approved in February 2005 and all other contingencies had already been met, the Company determined that the existing post-retirement medical plan should be treated as terminated as of December 31, 2004.
The PBGC assumed responsibility for the Company’s three largest pension plans, which represented the vast majority of the Company’s net pension obligation including the Company’s Salaried Employees Retirement Plan (in December 2003), the Inactive Pension Plan (in July 2004) and the Kaiser Aluminum Pension Plan (in September 2004). The Salaried Employees Retirement Plan, the Inactive Pension Plan and the Kaiser Aluminum Pension Plan are hereinafter collectively referred to as

Notes to interim consolidated financial statements

the “Terminated Plans”. Pursuant to the agreement with the PBGC, the Company and the PBGC agreed, among other things, that: (a) the Company would continue to sponsor the Company’s remaining pension plans (which primarily are in respect of hourly employees at four Fabricated products facilities) and paid approximately $5.0 minimum funding contribution for these plans in March 2005; (b) the PBGC would have an allowed post-petition administrative claim of $14.0, which was expected to be paid upon the consummation of a plan of reorganization for the Company or the consummation of the KAAC/KFC Plan, whichever came first; and (c) the PBGC would have allowed pre-petition unsecured claims in respect of the Terminated Plans in the amount of $616.0, which would be resolved in the Company’s plan or plans of reorganization provided that the PBGC’s cash recovery from proceeds of the Company’s sale of its interests in and related to Alpart and QAL was limited to 32% of the net proceeds distributable to holders of the Company’s senior notes, senior subordinated notes and the PBGC. However, certain contingencies arose in respect of the settlement with the PBGC which were ultimately resolved in the Company’s favor. See Note 8— Contingencies Regarding Settlement with the PBGC.
Cash flow and charges
Domestic Plans. During the first three years of the Chapter 11 proceedings, the Company did not make any further significant contributions to any of its domestic pension plans. However, as discussed above in connection with the PBGC settlement agreement, which was approved by the Bankruptcy Court in January 2005, the Company paid approximately $5.0 in March 2005 and approximately $1.0 in July 2005 in respect of minimum funding contributions for retained pension plans and paid $11.0 in respect of post-petition administrative claims of the PBGC when the KAAC/KFC Plan became effective in December 2005. An additional $3.0 was pending the resolution of the ongoing litigation with the PBGC (see Note 8). Any other payments to the PBGC were limited to recoveries under the Liquidating Plans and the Plan.
Prior to the Effective Date, the Company agreed to make the following contributions to the VEBAs:

a) an amount not to exceed $36.0 and payable on emergence from the Chapter 11 proceedings so long as the Company’s liquidity (i.e. cash plus borrowing availability) was at least $50.0 after considering such payments; and

b) advances of $3.1 in June 2004 and $1.9 per month thereafter until the Company emerged from the Chapter 11 proceedings. Any advances made pursuant to such agreement constitute a credit toward the $36.0 maximum contribution due upon emergence.
In October 2004, the Company entered into an amendment to the USW agreement (see Note 19) to pay an additional $1.0 to the VEBAs in excess of the originally agreed $36.0 contribution described above, which amount was paid in March 2005. Under the terms of the amended agreement, the Company was required to continue to make the monthly VEBA contributions as long as it remained in Chapter 11, even if the sum of such monthly payments exceeded the $37.0 maximum amount discussed above. The monthly amounts paid during the Chapter 11 process in excess of the $37.0 limit will offset future variable contribution requirements after emergence. The amended agreement was approved by the Bankruptcy Court in February 2005. VEBA-related payments prior to the Effective Date totaled approximately $49.7. As a result, $12.7 was available to the Company to offset future VEBA contributions of the Successor (see Note 7).
Total charges associated with the VEBAs for the year ended December 31, 2005 and in 2006 prior to the effective date were $23.8 and $11.4, respectively. These amounts were reflected as a reduction of Liabilities subject to compromise.

Notes to interim consolidated financial statements

Key Employee Retention Plan. Under the KERP, approved by the Bankruptcy Court in September 2002, financial incentives were provided to retain certain key employees during the Chapter 11 proceedings. The KERP included six key elements: a retention plan, a severance plan, a change in control plan, a completion incentive plan, the continuation for certain participants of an existing SERP and a long-term incentive plan. Under the KERP:

•	Pursuant to the retention plan, retention payments were paid between September 2002 and March 31, 2004, except that 50% of the amounts payable to certain senior officers were withheld until the Company’s emergence from Chapter 11 proceedings or as otherwise agreed pursuant to the KERP (see Note 7).

•	The severance and change in control plans generally provided for severance payments of between nine months and three years of salary and certain benefits, depending on the facts and circumstances and the level of employee involved (see Note 7).

•	The completion incentive plan lapsed without any amounts being due.

•	The SERP generally provided additional non-qualified pension benefits for certain active employees at the time that the KERP was approved, who would suffer a loss of benefits based on Internal Revenue Code limitations, so long as such employees were not subsequently terminated for cause or voluntarily terminated their employment prior to reaching their retirement age.

•	The long-term incentive plan generally provided for incentive awards to key employees based on an annual cost reduction target. Payment of such long-term incentive awards generally will be made: (a) 50% upon emergence and (b) 50% one year from the date the Debtors emerged from the Chapter 11 proceedings. At September 30, 2006, approximately $3.4 was accrued in respect of the KERP long-term incentive plan.
Foreign Plans. Contributions to foreign pension plans (excluding those that are considered part of discontinued operations— see Note 14) were nominal.

19.	COMMITMENTS AND CONTINGENCIES
Impact of Reorganization Proceedings. During the Chapter 11 proceedings, substantially all pending litigation, except certain environmental claims and litigation, against the Debtors was stayed. Generally, claims against a Debtor arising from actions or omissions prior to its Filing Date were resolved pursuant to the Plan.
Environmental Contingencies. The Company and KACC were subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws and regulations. KACC was also subject to a number of claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 (“CERCLA”), and, along with certain other entities, was named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.
Based on the Company’s evaluation of these and other environmental matters, the Company established an environmental accrual, primarily related to potential solid waste disposal and soil and ground water remediation matters, at June 30, 2006 of approximately $29.4. The accrual, which was included in Liabilities subject to compromise (Note 13), related primarily to non-owned locations and was resolved as part of the Plan.

Notes to interim consolidated financial statements

Asbestos and Certain Other Personal Injury Claims. KACC was one of many defendants in a number of lawsuits, some of which involved claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos or exposure to products containing asbestos produced or sold by KACC or as a result of employment or association with KACC. The lawsuits generally related to products KACC had not sold for more than 20 years. As of the initial Filing Date, approximately 112,000 asbestos-related claims were pending. The Company also previously disclosed that certain other personal injury claims had been filed in respect of alleged pre-Filing Date exposure to silica and coal tar pitch volatiles (approximately 3,900 claims and 300 claims, respectively).
Due to the reorganization proceedings, holders of asbestos, silica and coal tar pitch volatile claims were stayed from continuing to prosecute pending litigation and from commencing new lawsuits against the Debtors. As a result, the Company did not make any asbestos payments (or other payments) during the pendency of the reorganization proceedings. However, the Company continued to pursue insurance collections in respect of asbestos-related amounts paid prior to its Filing Date and, as described below, to negotiate insurance settlements and prosecute certain actions to clarify policy interpretations in respect of such coverage.
The following tables present historical information as of December 31, 2005 and June 30, 2006 regarding KACC’s asbestos, silica and coal tar pitch volatiles-related balances and cash flows:

	December 31,	June 30,
	2005	2006

Liability	$1,115.0	$1,115.0
Receivable(1)	965.5	963.3

	$149.5	$151.7

(1)	The asbestos-related receivable was determined on the same basis as the asbestos-related cost accrual. Amounts are stated in nominal dollars and not discounted to present value as the Company could not reasonably project the actual timing of payments or insurance recoveries particularly in light of the Plan. The Company believes that, as of June 30, 2006, it had received all insurance recoveries that it was likely to collect in respect of asbestos-related costs paid (see Note 13).
While a formal estimation process was never completed, the Company believed it had obtained sufficient information to project a range of likely asbestos and other tort-related costs. The Company estimated that its total liability for asbestos, silica and coal tar pitch volatile personal injury claims was expected to be between approximately $1,100.0 and $2,400.0. However, as previously disclosed, the Company did not think that other constituents would necessarily agree with this cost range. In particular, the Company was aware that certain informal assertions made by representatives for the asbestos, silica and coal tar pitch volatiles claimants suggested that the actual liability might exceed, perhaps significantly, the top end of the Company’s expected range. While the Company could not reasonably predict what the ultimate amount of such claims might be determined to be, the Company believed that the minimum end of the range was both probable and reasonably estimatable. Accordingly, the Company reflected an accrued liability of $1,115.0 for the minimum end of the expected range. All of such amounts (which were included in Liabilities subject to compromise) were resolved as a part of the Plan (see Notes 1 and 13).
As previously disclosed, KACC believed it had insurance coverage available that would recover a substantial portion of its asbestos-related costs. However, the timing and amount of future insurance

Notes to interim consolidated financial statements

recoveries were dependent on the resolution of disputes regarding coverage under certain of the applicable insurance policies through the process of negotiations or further litigation. The Company previously stated that it believed that substantial recoveries from the insurance carriers were probable and had estimated the amount of remaining solvent insurance coverage (before considering the contingent settlement agreements discussed below) to be in the range of $1,400.0— $1,500.0. Further, the Company previously disclosed that, assuming that actual asbestos, silica and coal tar pitch volatile costs were to be the $1,115.0 amount accrued (as discussed above) the Company believed that it would be able to recover from insurers amounts totaling approximately $965.0, which amount was reflected as “Personal injury-related insurance recoveries receivable” (reduced to $963.3 at June 30, 2006 due to certain subsequent recoveries).
Throughout the reorganization process, the Company continued its efforts with insurers to make clear the amount of insurance coverage expected to be available in respect of asbestos, silica and coal tar pitch personal injury claims. Part of such efforts focused on certain litigation in San Francisco Superior Court. The Company’s efforts in this regard were also intended to provide certainty as to the amounts available to the PI Trusts and to resolve certain appeals by insurers to the confirmation order in respect of the Plan.
Since the latter half of 2005, the Company entered into conditional settlement agreements with insurers (all of which were approved by the Bankruptcy Court) under which the insurers agreed (in aggregate) to pay approximately $1,246.0 in respect of substantially all coverage under certain policies having a combined face value of approximately $1,460.0. Many of the agreements provided for multi-year payouts and for some of the settlement amounts to be accessed, claims would have to be made against the PI Trusts that would aggregate well in excess of the approximate $1,115.0 liability amount reflected by the Company at June 30, 2006. One set of insurers paid approximately $137.0 into a separate escrow account in November 2005. As of June 30, 2006, the insurers had paid $250.0 into the escrow accounts, a substantial portion of which related to the conditional settlements. There are no remaining policies that are expected to yield any material amounts for the benefit of the Company or the PI Trusts.
The Company did not provide any accounting recognition for the conditional settlement agreements in the June 30, 2006 financial statements given: (1) the conditional nature of the settlements; (2) the fact that, if the Plan did not become effective as of June 30, 2006, the Company’s interests with respect to the insurance policies covered by the agreements were not impaired in any way; and (3) the Company believed that collection of the approximate $963.3 amount of Personal injury-related insurance recovery receivable was probable even if the conditional agreements were ultimately approved. The Company also did not give any accounting recognition to the amounts paid into escrow as KACC had no interest in such amounts, but which amounts were available for the ultimate settlement of KACC’s asbestos-related claims. Because the escrow accounts were under the control of the escrow agents, the escrow accounts were not included in the consolidated financial statements at June 30, 2006. In addition, since neither the Company nor KACC received any economic benefit or suffered any economic detriment and were not relieved of any asbestos-related obligation as a result of the receipt of the escrow funds, neither the asbestos-related receivable nor the asbestos-related liability was adjusted as a result of these transactions.
Hearing Loss Claims. During February 2004, the Company reached a settlement in principle in respect of 400 claims, which alleged that certain individuals who were employees of the Company, principally at a facility previously owned and operated by KACC in Louisiana, suffered hearing loss in connection with their employment. Under the terms of the settlement, the claimants were allowed claims totaling up to $15.8 (included in Liabilities subject to compromise, Other accrued liabilities—

Notes to interim consolidated financial statements

see Note 13). At emergence, these claims were transferred to the PI Trusts along with certain rights against certain insurance policies of the Company. While the Company believed that the insurance policies were of value, no amounts were reflected in the Company’s financial statements in respect of such policies as the Company could not with the level of certainty necessary determine the amount of recoveries that were probable.
During the Chapter 11 proceedings, the Company received approximately 3,200 additional proofs of claim alleging pre-petition injury due to noise induced hearing loss. It is not known at this time how many, if any, of such claims have merit or at what level such claims might qualify within the parameters established by the above-referenced settlement in principle for the 400 claims. However, under the Plan all such claims were transferred, along with certain rights against certain insurance policies, to the PI Trusts and resolved in that manner rather than being settled prior to the Company’s emergence from the Chapter 11 proceedings.
Labor Matters. In January 2004, as part of its settlement with the USW with respect to pension and retiree medical benefits, KACC and the USW agreed to settle a case pending before the National Labor Relations Board in respect of certain unfair labor practice (“ULP”) claims made by the USW in connection with a 1998 USW strike and subsequent lock-out by KACC. Under the terms of the agreement, solely for the purposes of determining distributions in connection with the reorganization, an unsecured pre-petition claim in the amount of $175.0 was allowed. Also, as part of the agreement, the Company agreed to adopt a position of neutrality regarding the unionization of any employees of the Company. The settlement was approved by the Bankruptcy Court in February 2005. The Company recorded a $175.0 non-cash charge in the fourth quarter of 2004 associated with the ULP settlement. The Company’s obligations in respect of the ULP claim were resolved on the Effective Date.
Pacific Northwest Power Matters. As a part of the reorganization process, the Company rejected a contract with the BPA that provided power to fully operate the Trentwood facility, as well as approximately 40% of the combined capacity of KACC’s former Mead and Tacoma aluminum smelting operations, which had been curtailed since the last half of 2000. The BPA filed a proof of claim for approximately $75.0 in connection with the contract rejection. The Company had previously disclosed that the amount of the BPA claim would ultimately be determined either through a negotiated settlement or litigation. In June 2006, the Bankruptcy Court approved an agreement between the Company and the BPA which resolved the claim by granting the BPA an unsecured pre-petition claim totaling approximately $6.1 (i.e., $5.0 in addition to $1.1 of previously accrued pre-petition accounts payable). The Company has reflected a non-cash charge for the incremental $5.0 amount in the accompanying financial statements (in Discontinued operations— see Note 14). This claim was resolved as a part of the Plan and will have no impact on the Successor.

Sheet Coil and Plate

Rod - Cold Finish and Common Alloy

Profiles - Extruded

Forged Products

Custom Extrusions

Bar - Cold Finish and Common Alloy

Part II

Information not required in prospectus
ITEM 13.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$32,317
NASD filing fee	35,851
Accounting fees and expenses	180,000
Legal fees and expenses	750,000
Printing and engraving expenses	425,000
Transfer agent and registrar fees and expenses	5,250
Miscellaneous expenses	21,582

Total	1,450,000

ITEM 14.     INDEMNIFICATION OF DIRECTORS AND OFFICERS
The certificate of incorporation of Kaiser Aluminum Corporation (the “Company”) limits the liability of the Company’s directors to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). The DCGL provides that a corporation may limit the personal liability of its directors for monetary damages for breach of that individual’s fiduciary duties as a director except for liability for any of the following: (a) a breach of the director’s duty of loyalty to the corporation or its stockholders; (b) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law; (c) certain unlawful payments of dividends or unlawful stock repurchases or redemptions; or (d) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Section 145 of the DGCL generally provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against attorneys’ fees and other judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The DCGL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.
The Company’s certificate of incorporation provides that the Company is required to indemnify its directors and officers to the fullest extent permitted or required by the DGCL, although, except with respect to certain actions, suits or proceedings to enforce rights to indemnification, a director or officer will only be indemnified with respect to any action, suit or proceeding such person initiated to the extent such action, suit or proceeding was authorized by the Company’s board of directors. The Company’s certificate of incorporation also requires the Company to advance expenses incurred by a director or officer in connection with the defense of any action, suit or proceeding arising out of that person’s status or service as director or officer of the Company or as director, officer, employee or agent of another enterprise, if serving at the Company’s request. In addition, the Company’s certificate of incorporation permits the Company to secure insurance to protect itself and any director, officer,

Part II

employee or agent of the Company or any other corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss.
In addition, the Company has entered into indemnification agreements with each of its directors and executive officers containing provisions that obligate the Company to, among other things:

•	indemnify, defend and hold harmless the director or officer to the fullest extent permitted or required by Delaware law, except that, subject to certain exceptions, the director or officer will be indemnified with respect to a claim initiated by such director or officer against the Company or any other director or officer of the Company only if the Company has joined in or consented to the initiation of such claim;

•	advance prior to the final disposition of any indemnifiable claim any and all expenses relating to, arising out of or resulting from any indemnifiable claim paid or incurred by the director or officer or which the director or officer determines is reasonably likely to be paid or incurred by him or her; and

•	utilize commercially reasonable efforts to cause to be maintained in effect policies of directors’ and officers’ liability insurance providing coverage that is at least substantially comparable in scope and amount to that provided by the Company’s policies of directors’ and officers’ liability insurance at the time the parties enter into such indemnification agreement.
The indemnification provisions in our certificate of incorporation and the Indemnification Agreements entered into with our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.
We are covered by liability insurance policies which indemnify our and our subsidiaries’ directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers, or trustees, subject to limitations and conditions as set forth in the policies.
The foregoing discussion of our certificate of incorporation and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation or law.
ITEM 15.     RECENT SALES OF UNREGISTERED SECURITIES
In accordance with our plan of reorganization, we issued 20.0 million shares of our common stock on July 6, 2006 to individuals and entities identified, either individually or categorically, in our plan of reorganization in exchange for resolution of the claims described in our plan of reorganization. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws.
ITEM 16.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a)     Exhibits.

Number	Exhibit title

1.1	Form of Underwriting Agreement.*
2.1	Purchase Agreement, dated as of May 17, 2004, among Kaiser Aluminum & Chemical Corporation (“KACC”), Kaiser Bauxite Company (“KBC”), Gramercy Alumina LLC and St. Ann Bauxite Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K, dated as of October 1, 2004, filed by Kaiser Aluminum Corporation (“KAC”)).
2.2	Purchase Agreement, dated as of October 29, 2004, between KACC and the Government of the Republic of Ghana (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K, dated as of October 29, 2004, filed by KAC).

Part II

Number	Exhibit title

2.3	Purchase Agreement, dated as of October 28, 2004, among KACC, Kaiser Alumina Australia Corporation (“KAAC”) and Alumina & Bauxite Company Ltd. (incorporated by reference to Exhibit 2.5 to the Report on Form 10-Q for the quarterly period ended September 30, 2004, filed by KAC).
2.4	Third Amended Joint Plan of Liquidation for Alpart Jamaica Inc. (“AJI”) and Kaiser Jamaica Corporation (“KJC”), dated February 25, 2005 (incorporated by reference to Exhibit 99.1 to the Report on Form 10-K for the period ended December 31, 2004, filed by KAC).
2.5	Modification to the Third Amended Joint Plan of Liquidation for AJI and KJC, dated April 7, 2005 (incorporated by reference to Exhibit 2.2 to the Report Form 8-K dated December 19, 2005, filed by KAC).
2.6	Second Modification to the Third Amended Joint Plan of Liquidation for AJI and KJC, dated November 22, 2005 (incorporated by reference to Exhibit 2.3 to the Report Form 8-K dated December 19, 2005, filed by KAC).
2.7	Third Modification to the Third Amended Joint Plan of Liquidation for AJI and KJC, dated December 19, 2005 (incorporated by reference to Exhibit 2.4 to the Report Form 8-K dated December 19, 2005, filed by KAC).
2.8	Third Amended Joint Plan of Liquidation for KAAC and Kaiser Finance Corporation (“KFC”), dated February 25, 2005 (incorporated by reference to Exhibit 99.3 to the Report on Form 10-K for the period ended December 31, 2004, filed by KAC).
2.9	Modification to the Third Amended Joint Plan of Liquidation for KAAC and KFC, dated April 7, 2005 (incorporated by reference to Exhibit 2.6 to the Report on Form 8-K dated December 19, 2005, filed by KAC).
2.10	Second Modification to the Third Amended Joint Plan of Liquidation for KAAC and KFC, dated November 22, 2005 (incorporated by reference to Exhibit 2.7 to the Report on Form 8-K dated December 19, 2005, filed by KAC).
2.11	Third Modification to the Third Amended Joint Plan of Liquidation for KAAC and KFC, dated December 19, 2005 (incorporated by reference to Exhibit 2.8 to the Report on Form 8-K dated December 19, 2005, filed by KAC).
2.12	Second Amended Joint Plan of Reorganization for KAC, KACC and Certain of Their Debtor Affiliates, dated as of September 7, 2005 (incorporated by reference to Exhibit 99.2 to the Report on Form 8-K, dated as of September 8, 2005, filed by KAC).
2.13	Modifications to the Second Amended Joint Plan of Reorganization for KAC, KACC and Certain of Their Debtor Affiliates Pursuant to Stipulation and Agreed Order between Insurers, Debtors, Committee and Future Representatives (incorporated by reference to Exhibit 2.2 to the Report on Form 8-K, dated as of February 1, 2006, filed by KAC).
2.14	Modification to the Second Amended Joint Plan of Reorganization for KAC, KACC and Certain of Their Debtor Affiliates, dated as of November 22, 2005 (incorporated by reference to Exhibit 2.3 to the Report on Form 8-K, dated as of February 1, 2006, filed by KAC).
2.15	Third Modification to the Second Amended Joint Plan of Reorganization for KAC, KACC and Certain of Their Debtor Affiliates, dated as of December 16, 2005 (incorporated by reference to Exhibit 2.4 to the Report on Form 8-K, dated as of February 1, 2006, filed by KAC).
2.16	Order Confirming the Second Amended Joint Plan of Reorganization of KAC, KACC and Certain of Their Debtor Affiliates (incorporated by reference to Exhibit 2.5 to the Report on Form 8-K, dated as of February 1, 2006, filed by KAC).
2.17	Order Affirming the Confirmation Order of the Second Amended Joint Plan of Reorganization of KAC, KACC and Certain of Their Debtor Affiliates, as modified (incorporated by reference to Exhibit 2.6 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).

Part II

Number	Exhibit title

2.18	Special Procedures for Distributions on Account of NLRB Claim, as agreed by the National Labor Relations Board, the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO, CLC (formerly known as the United Steelworkers of America, AFL-CIO, CLC) (the “USW”) and the Company pursuant to Section 7.8e of the Second Amended Joint Plan of Reorganization of KAC, KACC and Certain of Their Debtor Affiliates, as modified (incorporated by reference to Exhibit 2.7 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
3.1	Amended and Restated Certificate of Incorporation of KAC (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
3.2	Amended and Restated Bylaws of KAC (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
5.1	Opinion of Jones Day.*
10.1	Senior Secured Revolving Credit Agreement, dated as of July 6, 2006, among KAC, Kaiser Aluminum Investments Company, Kaiser Aluminum Fabricated Products, LLC (“KAFP”), Kaiser Aluminium International, Inc., certain financial institutions from time to time party thereto, as lenders, J.P. Morgan Securities Inc., The CIT Group/ Business Credit, Inc. and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.2	Term Loan and Guaranty Agreement, dated as of July 6, 2006, among KAFP, KAC and certain indirect subsidiaries of the Company listed as “Guarantors” thereto, certain financial institutions from time to time party thereto, as lenders, J.P.Morgan Securities Inc., JPMorgan Chase Bank, N.A., as administrative agent, and Wilmington Trust Company, as collateral agent (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.3	Description of Compensation of Directors (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.4	Description of 2006 Short Term Incentive Plan for Key Managers (incorporated by reference to Exhibit 10.4 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.5	Employment Agreement, dated as of July 6, 2006, between KAC and Jack A. Hockema (incorporated by reference to Exhibit 10.5 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.6	Employment Agreement, dated as of July 6, 2006, between KAC and Joseph P. Bellino (incorporated by reference to Exhibit 10.6 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.7	Employment Agreement, dated as of July 6, 2006, between KAC and Daniel D. Maddox (incorporated by reference to Exhibit 10.7 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.8	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.9	Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.10	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.11	2006 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (Registration Statement No. 333-135613), dated as of July 6, 2006, filed by KAC).
10.12	Form of Executive Officer Restricted Stock Award (incorporated by reference to Exhibit 10.12 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).

Part II

Number	Exhibit title

10.13	Form of Non-Employee Director Restricted Stock Award (incorporated by reference to Exhibit 10.13 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.14	Kaiser Aluminum Fabricated Products Restoration Plan (incorporated by reference to Exhibit 10.14 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.15	Stock Transfer Restriction Agreement, dated as of July 6, 2006, between KAC and National City Bank, in its capacity as the trustee for the trust that provides benefits for certain eligible retirees of Kaiser Aluminum & Chemical Corporation represented by the USW, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its Local 1186, the International Association of Machinists and Aerospace Workers, the International Chemical Workers Union Council of the United Food & Commercial Workers, and the Paper, Allied-Industrial, Chemical and Energy Workers International Union, AFL-CIO, CLC and their surviving spouses and eligible dependents (the “Union VEBA Trust”) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
10.16	Registration Rights Agreement, dated as of July 6, 2006, among KAC, the Union VEBA Trust and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
10.17	Director Designation Agreement, dated as of July 6, 2006, between KAC and the USW (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
10.18	Key Employee Retention Plan (effective September 3, 2002) (incorporated by reference to Exhibit 10.26 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.19	Form of Retention Agreement for the KACC Key Employee Retention Plan (effective September 3, 2002) for Jack A. Hockema and John Barneson (incorporated by reference to Exhibit 10.27 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.20	Severance Plan (effective September 3, 2002) (incorporated by reference to Exhibit 10.30 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.21	Form of Severance Agreement for the Severance Plan (effective September 3, 2002) for John Barneson, John M. Donnan and Daniel D. Maddox (incorporated by reference to Exhibit 10.31 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.22	Form of Change in Control Severance Agreement for John Barneson (incorporated by reference to Exhibit 10.32 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.23	Form of Change in Control Severance Agreement for John M. Donnan and Daniel D. Maddox (incorporated by reference to Exhibit 10.33 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.24	Description of Long-Term Incentive Plan (incorporated by reference to Exhibit 10.21 to the Report on Form 10-K for the period ended December 31, 2004, filed by KAC).
10.25	Settlement and Release Agreement dated October 5, 2004 by and among the Debtors (as defined therein) and the Creditors’ Committee (as defined therein) (incorporated by reference to Exhibit 10.2 to the Report on Form 10-Q for the quarterly period ended September 30, 2004, filed by KAC).
10.26	Amendment, dated as of January 27, 2005, to Settlement and Release Agreement dated as of October 5, 2004, by and among the Debtors (as defined therein) and the Creditors’ Committee (as defined therein) (incorporated by reference to Exhibit 10.23 to the Report on Form 10-K for the period ended December 31, 2004, filed by KAC).

Part II

Number	Exhibit title

10.27	Settlement Agreement dated October 14, 2004, between KACC and the Pension Benefit Guaranty Corporation (incorporated by reference to Exhibit 10.3 to the Report on Form 10-Q for the period ended September 30, 2004, filed by KAC).
10.28	Release between KACC and Kerry A. Shiba (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K, dated as of March 14, 2006, filed by KAC).
21.1	List of Subsidiaries of Kaiser Aluminum Corporation.†
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Jones Day (included in Exhibit 5.1).
23.3	Consent of Wharton Levin Ehrmantraut & Klein, P.A.*
23.4	Consent of Heller Ehrman LLP.*
24.1	Power of Attorney.†

*     Filed herewith.
†     Previously filed.
(b)     Financial Statement Schedule.

Part II

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Kaiser Aluminum Corporation:
We have audited the consolidated financial statements of Kaiser Aluminum Corporation (Debtor-in-Possession and subsidiary of MAXXAM Inc.) and subsidiaries as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our report thereon dated March 30, 2006 (which report expresses an unqualified opinion and includes explanatory paragraphs (i) relating to emphasis of a matter concerning the Company’s bankruptcy proceedings, (ii) expressing substantial doubt about the Company’s ability to continue as a going concern, and (iii) relating to the Company’s adoption of Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations  — an interpretation of FASB Statement No. 143”, effective December 31, 2005); such consolidated financial statements and report are included elsewhere in this 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
March 30, 2006

Part II

Kaiser Aluminum Corporation (parent company only)

Schedule I—Condensed financial information
Condensed balance sheet

	December 31,

	2004	2005

	(in millions of
	dollars, except share
	amounts)
ASSETS
Investment in KACC	$(192.5)	$(944.0)

Total	$(192.5)	$(944.0)

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities	$—	$—
Intercompany note payable to KACC, including accrued interest (Note 3)	2,191.7	—
Stockholders’ equity (deficit):
Common stock, par value $.01, authorized 125,000,000 shares; issued and outstanding 79,680,645 and 79,671,531 shares	.8	.8
Additional capital	538.0	2,735.2
Accumulated deficit	(2,917.5)	(3,671.2)
Accumulated other comprehensive income (loss)	(5.5)	(8.8)

Total stockholders’ equity	(2,384.2)	(944.0)

Total	$(192.5)	$(944.0)

The accompanying notes to condensed financial statements are an integral part of these statements.

Part II

Kaiser Aluminum Corporation (parent company only)

Condensed statements of income (loss)

	December 31,

	2003	2004	2005

	(in millions of dollars)
Equity in income (loss) of KACC	$(788.1)	$(746.6)	$(753.5)
Administrative and general expense	(.2)	(.2)	(.2)
Interest expense on intercompany note (excluding unrecorded contractual interest expense of $153.6 in 2003 and 2004, and $25.6 in 2005 respectively— Note 3)	—	—	—

Net loss	$(788.3)	$(746.8)	$(753.7)

The accompanying notes to condensed financial statements are an integral part of these statements.

Part II

Kaiser Aluminum Corporation (parent company only)

Condensed statements of cash flows

	December 31,

	2003	2004	2005

	(in millions of dollars)
Cash flows from operating activities:
Net loss	$(788.3)	$(746.8)	$(753.7)
Adjustments to reconcile net income to net cash used for operating activities:
Equity in loss of KACC	788.1	746.6	753.5
Accrued interest on intercompany note payable to KACC	—	—	—

Net cash used by operating activities	(.2)	(.2)	(.2)

Cash flows from investing activities:
Investment in KACC	—	—	—

Net cash used by investing activities	—	—	—

Cash flows from financing activities:
Operating cost advances from KACC	.2	.2	.2

Net cash provided by financing activities	.2	.2	.2

Net (decrease) increase in cash and cash equivalents during the year	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

The accompanying notes to condensed financial statements are an integral part of these statements.

Part II

Kaiser Aluminum Corporation (parent company only)

Notes to condensed financial statements

1.	REORGANIZATION PROCEEDINGS
Background
Kaiser Aluminum Corporation (“Kaiser”, “KAC” or the “Company”), its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation (“KACC”), and 24 of KACC’s subsidiaries filed separate voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Court”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Code”); the Company, KACC and 15 of KACC’s subsidiaries (the “Original Debtors”) filed in the first quarter of 2002 and nine additional KACC subsidiaries (the “Additional Debtors”) filed in the first quarter of 2003. In December 2005, four of the KACC subsidiaries were dissolved pursuant to two separate plans of liquidation as more fully discussed below. The Company, KACC and the remaining 20 KACC subsidiaries continue to manage their businesses in the ordinary course as debtors-in-possession subject to the control and administration of the Court. The Original Debtors and Additional Debtors are collectively referred to herein as the “Debtors” and the Chapter 11 proceedings of these entities are collectively referred to herein as the “Cases” and the Company, KACC and the remaining 20 KACC subsidiaries are collectively referred to herein as the “Reorganizing Debtors.” For purposes of this Report, the term “Filing Date” means, with respect to any particular Debtor, the date on which such Debtor filed its Case. None of KACC’s non-U.S. joint ventures were included in the Cases.
During the first quarter of 2002, the Original Debtors filed separate voluntary petitions for reorganization. The wholly owned subsidiaries of KACC included in such filings were: Kaiser Bellwood Corporation (“Bellwood”), Kaiser Aluminium International, Inc. (“KAII”), Kaiser Aluminum Technical Services, Inc. (“KATSI”), Kaiser Alumina Australia Corporation (“KAAC”) (and its wholly owned subsidiary, Kaiser Finance Corporation (“KFC”)) and ten other entities with limited balances or activities.
The Original Debtors found it necessary to file the Cases primarily because of liquidity and cash flow problems of the Company and its subsidiaries that arose in late 2001 and early 2002. The Company was facing significant near-term debt maturities at a time of unusually weak aluminum industry business conditions, depressed aluminum prices and a broad economic slowdown that was further exacerbated by the events of September 11, 2001. In addition, the Company had become increasingly burdened by asbestos litigation and growing legacy obligations for retiree medical and pension costs. The confluence of these factors created the prospect of continuing operating losses and negative cash flows, resulting in lower credit ratings and an inability to access the capital markets.
On January 14, 2003, the Additional Debtors filed separate voluntary petitions for reorganization. The wholly owned subsidiaries included in such filings were: Kaiser Bauxite Company (“KBC”), Kaiser Jamaica Corporation (“KJC”), Alpart Jamaica Inc. (“AJI”), Kaiser Aluminum & Chemical of Canada Limited (“KACOCL”) and five other entities with limited balances or activities. Ancillary proceedings in respect of KACOCL and two Additional Debtors were also commenced in Canada simultaneously with the January 14, 2003 filings.
The Cases filed by the Additional Debtors were commenced, among other reasons, to protect the assets held by these Debtors against possible statutory liens that might have arisen and been enforced by the Pension Benefit Guaranty Corporation (“PBGC”) primarily as a result of the Company’s failure to meet a $17.0 accelerated funding requirement to its salaried employee retirement plan in January 2003

Part II

Kaiser Aluminum Corporation (parent company only)

(see Note 9 for additional information regarding the accelerated funding requirement). The filing of the Cases by the Additional Debtors had no impact on the Company’s day-to-day operations.
The outstanding principal of, and accrued interest on, all debt of the Debtors became immediately due and payable upon commencement of the Cases. However, the vast majority of the claims in existence at the Filing Date (including claims for principal and accrued interest and substantially all legal proceedings) are stayed (deferred) during the pendency of the Cases. In connection with the filing of the Debtors’ Cases, the Court, upon motion by the Debtors, authorized the Debtors to pay or otherwise honor certain unsecured pre-Filing Date claims, including employee wages and benefits and customer claims in the ordinary course of business, subject to certain limitations and to continue using the Company’s existing cash management systems. The Reorganizing Debtors also have the right to assume or reject executory contracts existing prior to the Filing Date, subject to Court approval and certain other limitations. In this context, “assumption” means that the Reorganizing Debtors agree to perform their obligations and cure certain existing defaults under an executory contract and “rejection” means that the Reorganizing Debtors are relieved from their obligations to perform further under an executory contract and are subject only to a claim for damages for the breach thereof. Any claim for damages resulting from the rejection of a pre-Filing Date executory contract is treated as a general unsecured claim in the Cases.
Case Administration
Generally, pre-Filing Date claims, including certain contingent or unliquidated claims, against the Debtors will fall into two categories: secured and unsecured. Under the Code, a creditor’s claim is treated as secured only to the extent of the value of the collateral securing such claim, with the balance of such claim being treated as unsecured. Unsecured and partially secured claims do not accrue interest after the Filing Date. A fully secured claim, however, does accrue interest after the Filing Date until the amount due and owing to the secured creditor, including interest accrued after the Filing Date, is equal to the value of the collateral securing such claim. The bar dates (established by the Court) by which holders of pre-Filing Date claims against the Debtors (other than asbestos-related personal injury claims) could file their claims have passed. Any holder of a claim that was required to file such claim by such bar date and did not do so may be barred from asserting such claim against any of the Debtors and, accordingly, may not be able to participate in any distribution in any of the Cases on account of such claim. The Company has not yet completed its analysis of all of the proofs of claim to determine their validity. However, during the course of the Cases, certain matters in respect of the claims have been resolved. Material provisions in respect of claim settlements are included in the accompanying financial statements and are fully disclosed elsewhere herein. The bar dates do not apply to asbestos-related personal injury claims, for which no bar date has been set.
Two creditors’ committees, one representing the unsecured creditors (the “UCC”) and the other representing the asbestos claimants (the “ACC”), have been appointed as official committees in the Cases and, in accordance with the provisions of the Code, have the right to be heard on all matters that come before the Court. In August 2003, the Court approved the appointment of a committee of salaried retirees (the “1114 Committee” and, together with the UCC and the ACC, the “Committees”) with whom the Debtors negotiated necessary changes, including the modification or termination, of certain retiree benefits (such as medical and insurance) under Section 1114 of the Code. The Committees, together with the Court-appointed legal representatives for (a) potential future asbestos claimants (the “Asbestos Futures’ Representative”) and (b) potential future silica and coal tar pitch volatile claimants (the “Silica/ CTPV Futures’ Representative” and, collectively with the Asbestos Futures” Representative, the “Futures’ Representatives”), have played and will continue to play

Part II

Kaiser Aluminum Corporation (parent company only)

important roles in the Cases and in the negotiation of the terms of any plan or plans of reorganization. The Debtors are required to bear certain costs and expenses for the Committees and the Futures’ Representatives, including those of their counsel and other advisors.
Commodity-related and Inactive Subsidiaries
As previously disclosed, the Company generated net cash proceeds of approximately $686.8 from the sale of the Company’s interests in and related to Queensland Alumina Limited (“QAL”) and Alumina Partners of Jamaica (“Alpart”). The Company’s interests in and related to QAL were owned by KAAC and KFC. The Company’s interests in and related to Alpart were owned by AJI and KJC. Throughout 2005, the proceeds were being held in separate escrow accounts pending distribution to the creditors of AJI, KJC, KAAC and KFC (collectively the “Liquidating Subsidiaries”) pursuant to certain liquidating plans.
During November 2004, the Liquidating Subsidiaries filed separate joint plans of liquidation and related disclosure statements with the Court. Such plans, together with the disclosure statements and all amendments filed thereto, are referred to as the “Liquidating Plans.” In general, the Liquidating Plans provided for the vast majority of the net sale proceeds to be distributed to the PBGC and the holders of KACC’s 97/8% and 107/8% Senior Notes (the “Senior Notes”) and claims with priority status.
As previously disclosed in 2004, a group of holders (the “Sub Note Group”) of KACC’s 12 3/4% Senior Subordinated Notes (the “Sub Notes”) formed an unofficial committee to represent all holders of Sub Notes and retained its own legal counsel. The Sub Note Group asserted that the Sub Note holders’ claims against the subsidiary guarantors (and in particular the Liquidating Subsidiaries) may not, as a technical matter, be contractually subordinated to the claims of the holders of the Senior Notes against the subsidiary guarantors (including AJI, KJC, KAAC and KFC). A separate group that holds both the Sub Notes and Senior Notes made a similar assertion, but also, maintained that a portion of the claims of the holders of Senior Notes against the subsidiary guarantors were contractually senior to the claims of holders of Sub Notes against the subsidiary guarantors. The effect of such positions, if ultimately sustained, would be that the holders of Sub Notes would be on a par with all or portion of the holders of the Senior Notes in respect of proceeds from sales of the Company’s interests in and related to the Liquidating Subsidiaries.
The Court ultimately approved the disclosure statements related to the Liquidating Plans in February 2005. In April 2005, voting results on the Liquidating Plans were filed with the Court by the Debtors’ claims agent. Based on these results, the Court determined that a sufficient volume of creditors (in number and amount) had voted to accept the Liquidating Plans to permit confirmation proceedings with respect to the Liquidating Plans to go forward even though the filing by the claims agent also indicated that holders of the Sub Notes, as a group, voted not to accept the Liquidating Plans. Accordingly, the Court conducted a series of evidentiary hearings to determine the allocation of distributions among holders of the Senior Notes and the Sub Notes. In connection with those proceedings, the Court also determined that there could be an allocation to the Parish of St. James, State of Louisiana, Solid Waste Revenue Bonds (the “Revenue Bonds”) of up to $8.0 and ruled against the position asserted by the separate group that holds both Senior Notes and the Sub Notes.
On December 20, 2005, the Court confirmed the Liquidating Plans (subject to certain modifications). Pursuant to the Court’s order, the Liquidating Subsidiaries were authorized to make partial cash distributions to certain of their creditors, while reserving sufficient amounts for future distributions until the Court resolved the contractual subordinated dispute among the creditors of these subsidiaries

Part II

Kaiser Aluminum Corporation (parent company only)

and for the payment of administrative and priority claims and trust expenses. The Court’s ruling did not resolve the dispute between the holders of the Senior Notes and the holders of the Sub Notes (more fully described below) regarding their respective entitlement to certain of the proceeds from sale of interests by the Liquidating Subsidiaries (the “Senior Note-Sub Note Dispute”). However, as a result of the Court’s approval, all restricted cash or other assets held on behalf of or by the Liquidating Subsidiaries were transferred to a trustee in accordance with the terms of the Liquidating Plans. The trustee was then authorized to make partial cash distributions after setting aside sufficient reserves for amounts subject to the Senior Note-Sub Note Dispute (approximately $213.0) and for the payment of administrative and priority claims and trust expenses (approximately $40.0). After such reserves, the partial distribution totaled approximately $430.0, of which, pursuant to the Liquidating Plans, approximately $196.0 was paid to the PBGC and $202.0 amount was paid to the indenture trustees for the Senior Notes for subsequent distribution to the holders of the Senior Notes. Of the remaining partial distribution, approximately $21.0 was paid to KACC and $11.0 was paid to the PBGC on behalf of KACC. Partial distributions were made in late December 2005 and, in connection with the effectiveness of the Liquidating Plans, the Liquidating Subsidiaries were deemed to be dissolved and took the actions necessary to dissolve and terminate their corporate existence.
On December 22, 2005, the Court issued a decision in connection with the Senior Note-Sub Note Dispute, finding in favor of the Senior Notes. On January 10, 2006, the Court held a hearing on a motion by the indenture trustee for the Sub Notes to stay distribution of the amounts reserved under the Liquidating Plans in respect of the Senior Note-Sub Note Dispute pending appeals in respect of the Court’s December 22, 2005 decision that the Sub Notes were contractually subordinate to the Senior Notes in regard to certain subsidiary guarantors (particularly the Liquidating Subsidiaries) and that certain parties were not due certain reimbursements. An agreement was reached at the hearing and subsequently approved by Court order dated March 7, 2006, authorizing the trustee to distribute the amounts reserved to the indenture trustees for the Senior Notes and further authorize the indenture trustees to make distributions to holders of the Senior Notes while such appeals proceed, in each case subject to the terms and conditions stated in the order.
Based on the objections and pleadings filed by the Sub Note Group and the group that holds Sub Notes and KACC’s 9 7/8% Senior Notes and the assumptions and estimates upon which the Liquidating Plans are based, if the holders of Sub Notes were ultimately to prevail on their appeal, the Liquidating Plans indicated that it is possible that the holders of the Sub Notes could receive between approximately $67.0 and approximately $215.0 depending on whether the Sub Notes were determined to rank on par with a portion or all of the Senior Notes. Conversely, if the holders of the Senior Notes prevail on appeal, then the holders of the Sub Notes will receive no distributions under Liquidating Plans. The Company believes that the intent of the indentures in respect of the Senior Notes and the Sub Notes was to subordinate the claims of the Sub Note holders in respect of the subsidiary guarantors (including the Liquidating Subsidiaries) and that the Court’s ruling on December 22, 2005 was correct. The Company cannot predict, however, the ultimate resolution of the matters raised by the Sub Note Group, or the other group, on appeal, when any such resolution will occur, or what any such resolution may have on the Company, the Cases or distribution to affected noteholders.
The distributions in respect of the Liquidating Plans also settled substantially all amounts due between KACC and the creditors of the Liquidating Subsidiaries pursuant to the Intercompany Settlement Agreement (the “Intercompany Agreement”) that went into affect in February 2005 other than certain payments of alternative minimum tax paid by the Company that it expects to recoup from the liquidating trust for the KAAC and KFC joint plan of liquidation (the “KAAC/ KFC Plan”) during the second half of 2006 in connection with a 2005 tax return (see Note 8 of Kaiser’s Consolidated

Part II

Kaiser Aluminum Corporation (parent company only)

Financial Statements). The Intercompany Agreement also resolved substantially all pre-and post-petition intercompany claims among the Debtors.
KBC is being dealt with in the KACC plan of reorganization as more fully discussed below.
Entities Containing the Fabricated Products and Certain Other Operations
Under the Code, claims of individual creditors must generally be satisfied from the assets of the entity against which that creditor has a lawful claim. The claims against the entities containing the Fabricated products and certain other operations will have to be resolved from the available assets of KACC, KACOCL, and Bellwood, which generally include the fabricated products plants and their working capital, the interests in and related to Anglesey Aluminium Limited (“Anglesey”) and proceeds to be received by such entities from the Liquidating Subsidiaries under the Intercompany Agreement. Sixteen of the Reorganizing Debtors have no material ongoing activities or operations and have no material assets or liabilities other than intercompany claims (which were resolved pursuant to the Intercompany Agreement). The Company has previously disclosed that it believed that it is likely that most of these entities will ultimately be merged out of existence or dissolved in some manner.
In June 2005, KAC, KACC, Bellwood, KACOCL and 17 of KACC’s subsidiaries (i.e., the Reorganizing Debtors) filed a plan of reorganization and related disclosure statement with the Court. Following an interim filing in August 2005, in September 2005, the Reorganizing Debtors filed amended plans of reorganization (as modified, the “Kaiser Aluminum Amended Plan”) and related amended disclosure statements (the “Kaiser Aluminum Amended Disclosure Statement”) with the Court. In December 2005, with the consent of creditors and the Court, KBC was added to the Kaiser Aluminum Amended Plan.
The Kaiser Aluminum Amended Plan, in general (subject to the further conditions precedent as outlined below), resolves substantially all pre-Filing Date liabilities of the Remaining Debtors under a single joint plan of reorganization. In summary, the Kaiser Aluminum Amended Plan provides for the following principal elements:

(a) All of the equity interests of existing stockholders of the Company would be cancelled without consideration.

(b) All post-petition and secured claims would either be assumed by the emerging entity or paid at emergence (see “Exit Cost” discussion below).

(c) Pursuant to agreements reached with salaried and hourly retirees in early 2004, in consideration for the agreed cancellation of the retiree medical plan, as more fully discussed in Note 8, KACC is making certain fixed monthly payments into Voluntary Employee Beneficiary Associations (“VEBAs”) until emergence and has agreed thereafter to make certain variable annual VEBA contributions depending on the emerging entity’s operating results and financial liquidity. In addition, upon emergence the VEBAs are entitled to receive a contribution of 66.9% of the new common stock of the emerged entity.

(d) The PBGC will receive a cash payment of $2.5 and 10.8% of the new common stock of the emerged entity in respect of its claims against KACOCL. In addition, as described in (f) below, the PBGC will receive shares of new common stock based on its direct claims against the Remaining Debtors (other than KACOCL) and its participation, indirectly through the KAAC/ KFC Plan in claims of KFC against KACC, which the Company currently estimates will result in the PBGC receiving an additional 5.4% of the new common stock of the emerged

Part II

Kaiser Aluminum Corporation (parent company only)

entity (bringing the PBGC’s total ownership percentage of the new entity to approximately 16.2%). The $2.5 cash payment discussed above is in addition to the cash amounts the Company has already paid to the PBGC (see Note 9 of Notes to Kaiser’s Consolidated Financial Statements) and that the PBGC has received and will receive from the Liquidating Subsidiaries under the Liquidating Plans.

(e) Pursuant to an agreement reached in early 2005, all pending and future asbestos-related personal injury claims, all pending and future silica and coal tar pitch volatiles personal injury claims and all hearing loss claims would be resolved through the formation of one or more trusts to which all such claims would be directed by channeling injunctions that would permanently remove all liability for such claims from the Debtors. The trusts would be funded pursuant to statutory requirements and agreements with representatives of the affected parties, using (i) the Debtors’ insurance assets, (ii) $13.0 in cash from KACC, (iii) 100% of the equity in a KACC subsidiary whose sole asset will be a piece of real property that produces modest rental income, and (iv) the new common stock of the emerged entity to be issued as per (f) below in respect of approximately $830.0 of intercompany claims of KFC against KACC that are to be assigned to the trust, which the Company currently estimates will entitle the trusts to receive approximately 6.4% of the new common stock of the emerged entity.

(f) Other pre-petition general unsecured claims against the Remaining Debtors (other than KACOCL) are entitled to receive approximately 22.3% of the new common stock of the emerging entity in the proportion that their allowed claim bears to the total amount of allowed claims. Claims that are expected to be within this group include (i) any claims of the Senior Notes, the Sub Notes and PBGC (other than the PBGC’s claim against KACOCL), (ii) the approximate $830.0 of intercompany claims that will be assigned to the personal injury trust(s) referred to in (e) above, and (iii) all unsecured trade and other general unsecured claims, including approximately $276.0 of intercompany claims of KFC against KACC. However, holders of general unsecured claims not exceeding a specified small amount will receive a cash payment equal to approximately 2.9% of their agreed claim value in lieu of new common stock. In accordance with the contractual subordination provisions of the indenture governing the Sub Notes and terms of the settlement between the holders of the Senior Notes and the holders of the Revenue Bonds, the new common stock or cash that would otherwise be distributed to the holders of the Sub Notes in respect of their claims against the Debtors would instead be distributed to holders of the Senior Notes and the Revenue Bonds on a pro rata basis based on the relative allowed amounts of their claims.
The Kaiser Aluminum Amended Plan was accepted by all classes of creditors entitled to vote on it and the Kaiser Aluminum Amended Plan was confirmed by the Court on February 6, 2006. The confirmation order remains subject to motions for review and appeals filed by certain of KACC’s insurers and must still be affirmed by the United States District Court Other significant conditions to emergence include completion of the Company’s exit financing, listing of the new common stock on the NASDAQ stock market and formation of certain trusts for the benefit of different groups of torts claimants. As provided in Kaiser Aluminum Amended Plan, once the Court’s confirmation order is adopted or affirmed by the United States District Court, even if the affirmation order is appealed, the Company can proceed to emerge if the United States District Court does not stay its order adopting or affirming the confirmation order and the key constituents in the Chapter 11 proceedings agree. Assuming the United States District Court adopts or affirms the confirmation order, the Company believes that it is possible that it will emerge before May 11, 2006. No assurances can be given that the Court’s

Part II

Kaiser Aluminum Corporation (parent company only)

confirmation order will ultimately be adopted or affirmed by the United States District Court or that the transactions contemplated by the Kaiser Aluminum Amended Plan will ultimately be consummated.
At emergence from Chapter 11, the Reorganizing Debtors will have to pay or otherwise provide for a material amount of claims. Such claims include accrued but unpaid professional fees, priority pension, tax and environmental claims, secured claims, and certain post-petition obligations (collectively, “Exit Costs”). The Company currently estimates that its Exit Costs will be in the range of $45.0 to $60.0. The Company currently expects to fund such Exit Costs using existing cash resources and borrowing availability under an exit financing facility that would replace the current Post-Petition Credit Agreement (see Note 7 of Notes to Kaiser’s Consolidated Financial Statements). If funding from existing cash resources and borrowing availability under an exit financing facility are not sufficient to pay or otherwise provide for all Exit Costs, the Company and KACC will not be able to emerge from Chapter 11 unless and until sufficient funding can be obtained. Management believes it will be able to successfully resolve any issues that may arise in respect of an exit financing facility or be able to negotiate a reasonable alternative. However, no assurance can be given in this regard.

2.	BASIS OF PRESENTATION
The Company is a holding company and conducts its operations through its wholly owned subsidiary, KACC, which is reported herein using the equity method of accounting. The accompanying parent company condensed financial statements of the Company should be read in conjunction with Kaiser’s 2005 Consolidated Financial Statements.
The accompanying parent company condensed financial statements have been prepared on a “going concern” basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business; however, as a result of the commencement of the Cases, such realization of assets and liquidation of liabilities are subject to a significant number of uncertainties. Specifically, the condensed financial statements do not present: (a) the realizable value of assets on a liquidation basis or the availability of such assets to satisfy liability, (b) the amount which will ultimately be paid to settle liabilities and contingencies which may be allowed in the Cases, or (c) the effect of any changes which may be made in connection with the Debtors’ capitalizations or operations as a result of a plan of reorganization. Because of the ongoing nature of the Cases, the parent company condensed financial statements are subject to material uncertainties.

3.	INTERCOMPANY NOTE PAYABLE
The Intercompany Note to KACC, as amended, provided for a fixed interest rate of 6 5/8% and was to mature on December 21, 2020. However, since the Intercompany Note was unsecured, the accrual of interest was discontinued on the Filing Date. The payment of the Intercompany Note and accrued interest which were liabilities subject to compromise, were resolved in connection with the Cases. Under the terms of the Intercompany Agreement (see Note 1), intercompany amounts due from the Company to KACC at February 28, 2005 of $2,197.2, including the Intercompany Note and accrued interest of $2,191.7, were released. The release has been reflected as a credit to Additional Capital for the year ended December 31, 2005.

4.	RESTRICTED NET ASSETS
The obligations of KACC in respect of the credit facilities under the DIP Facility are guaranteed by the Company and certain significant subsidiaries of KACC. See Note 7 of Notes to Kaiser’s Consolidated Financial Statements.

Part II

ITEM 17.     UNDERTAKINGS
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Foothill Ranch, State of California, on January 9, 2007.

KAISER ALUMINUM CORPORATION

By:	/s/ Jack A. Hockema

Jack A. Hockema
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jack A. Hockema Jack A. Hockema	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 9, 2007

/s/ Joseph P. Bellino Joseph P. Bellino	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 9, 2007

/s/ Daniel D. Maddox Daniel D. Maddox	Vice President and Controller (Principal Accounting Officer)	January 9, 2007

* George Becker	Director	January 9, 2007

* Carl B. Frankel	Director	January 9, 2007

* Teresa A. Hopp	Director	January 9, 2007

* William F. Murdy	Director	January 9, 2007

* Alfred E. Osborne, Jr., Ph.D.	Director	January 9, 2007

* Georganne C. Proctor	Director	January 9, 2007

* Jack Quinn	Director	January 9, 2007

Signatures

Signature	Title	Date

* Thomas M. Van Leeuwen	Director	January 9, 2007

* Brett E. Wilcox	Director	January 9, 2007
* The undersigned, by signing his name hereto, signs and executes this Registration Statement pursuant to the Powers of Attorney executed by the above-named officers and directors as filed with the Securities and Exchange Commission.

By:	/s/ Jack A. Hockema

Jack A. Hockema
Attorney-in-Fact

Exhibit index

Number	Exhibit title

1.1	Form of Underwriting Agreement.*
2.1	Purchase Agreement, dated as of May 17, 2004, among Kaiser Aluminum & Chemical Corporation (“KACC”), Kaiser Bauxite Company (“KBC”), Gramercy Alumina LLC and St. Ann Bauxite Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K, dated as of October 1, 2004, filed by Kaiser Aluminum Corporation (“KAC”)).
2.2	Purchase Agreement, dated as of October 29, 2004, between KACC and the Government of the Republic of Ghana (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K, dated as of October 29, 2004, filed by KAC).
2.3	Purchase Agreement, dated as of October 28, 2004, among KACC, Kaiser Alumina Australia Corporation (“KAAC”) and Alumina & Bauxite Company Ltd. (incorporated by reference to Exhibit 2.5 to the Report on Form 10-Q for the quarterly period ended September 30, 2004, filed by KAC).
2.4	Third Amended Joint Plan of Liquidation for Alpart Jamaica Inc. (“AJI”) and Kaiser Jamaica Corporation (“KJC”), dated February 25, 2005 (incorporated by reference to Exhibit 99.1 to the Report on Form 10-K for the period ended December 31, 2004, filed by KAC).
2.5	Modification to the Third Amended Joint Plan of Liquidation for AJI and KJC, dated April 7, 2005 (incorporated by reference to Exhibit 2.2 to the Report Form 8-K dated December 19, 2005, filed by KAC).
2.6	Second Modification to the Third Amended Joint Plan of Liquidation for AJI and KJC, dated November 22, 2005 (incorporated by reference to Exhibit 2.3 to the Report Form 8-K dated December 19, 2005, filed by KAC).
2.7	Third Modification to the Third Amended Joint Plan of Liquidation for AJI and KJC, dated December 19, 2005 (incorporated by reference to Exhibit 2.4 to the Report Form 8-K dated December 19, 2005, filed by KAC).
2.8	Third Amended Joint Plan of Liquidation for KAAC and Kaiser Finance Corporation (“KFC”), dated February 25, 2005 (incorporated by reference to Exhibit 99.3 to the Report on Form 10-K for the period ended December 31, 2004, filed by KAC).
2.9	Modification to the Third Amended Joint Plan of Liquidation for KAAC and KFC, dated April 7, 2005 (incorporated by reference to Exhibit 2.6 to the Report on Form 8-K dated December 19, 2005, filed by KAC).
2.10	Second Modification to the Third Amended Joint Plan of Liquidation for KAAC and KFC, dated November 22, 2005 (incorporated by reference to Exhibit 2.7 to the Report on Form 8-K dated December 19, 2005, filed by KAC).
2.11	Third Modification to the Third Amended Joint Plan of Liquidation for KAAC and KFC, dated December 19, 2005 (incorporated by reference to Exhibit 2.8 to the Report on Form 8-K dated December 19, 2005, filed by KAC).
2.12	Second Amended Joint Plan of Reorganization for KAC, KACC and Certain of Their Debtor Affiliates, dated as of September 7, 2005 (incorporated by reference to Exhibit 99.2 to the Report on Form 8-K, dated as of September 8, 2005, filed by KAC).
2.13	Modifications to the Second Amended Joint Plan of Reorganization for KAC, KACC and Certain of Their Debtor Affiliates Pursuant to Stipulation and Agreed Order between Insurers, Debtors, Committee and Future Representatives (incorporated by reference to Exhibit 2.2 to the Report on Form 8-K, dated as of February 1, 2006, filed by KAC).
2.14	Modification to the Second Amended Joint Plan of Reorganization for KAC, KACC and Certain of Their Debtor Affiliates, dated as of November 22, 2005 (incorporated by reference to Exhibit 2.3 to the Report on Form 8-K, dated as of February 1, 2006, filed by KAC).

Exhibit index

Number	Exhibit title

2.15	Third Modification to the Second Amended Joint Plan of Reorganization for KAC, KACC and Certain of Their Debtor Affiliates, dated as of December 16, 2005 (incorporated by reference to Exhibit 2.4 to the Report on Form 8-K, dated as of February 1, 2006, filed by KAC).
2.16	Order Confirming the Second Amended Joint Plan of Reorganization of KAC, KACC and Certain of Their Debtor Affiliates (incorporated by reference to Exhibit 2.5 to the Report on Form 8-K, dated as of February 1, 2006, filed by KAC).
2.17	Order Affirming the Confirmation Order of the Second Amended Joint Plan of Reorganization of KAC, KACC and Certain of Their Debtor Affiliates, as modified (incorporated by reference to Exhibit 2.6 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
2.18	Special Procedures for Distributions on Account of NLRB Claim, as agreed by the National Labor Relations Board, the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO, CLC (formerly known as the United Steelworkers of America, AFL-CIO, CLC) (the “USW”) and the Company pursuant to Section 7.8e of the Second Amended Joint Plan of Reorganization of KAC, KACC and Certain of Their Debtor Affiliates, as modified (incorporated by reference to Exhibit 2.7 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
3.1	Amended and Restated Certificate of Incorporation of KAC (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
3.2	Amended and Restated Bylaws of KAC (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
5.1	Opinion of Jones Day.*
10.1	Senior Secured Revolving Credit Agreement, dated as of July 6, 2006, among KAC, Kaiser Aluminum Investments Company, Kaiser Aluminum Fabricated Products, LLC (“KAFP”), Kaiser Aluminium International, Inc., certain financial institutions from time to time party thereto, as lenders, J.P. Morgan Securities Inc., The CIT Group/ Business Credit, Inc. and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.2	Term Loan and Guaranty Agreement, dated as of July 6, 2006, among KAFP, KAC and certain indirect subsidiaries of the Company listed as “Guarantors” thereto, certain financial institutions from time to time party thereto, as lenders, J.P.Morgan Securities Inc., JPMorgan Chase Bank, N.A., as administrative agent, and Wilmington Trust Company, as collateral agent (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.3	Description of Compensation of Directors (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.4	Description of 2006 Short Term Incentive Plan for Key Managers (incorporated by reference to Exhibit 10.4 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.5	Employment Agreement, dated as of July 6, 2006, between KAC and Jack A. Hockema (incorporated by reference to Exhibit 10.5 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.6	Employment Agreement, dated as of July 6, 2006, between KAC and Joseph P. Bellino (incorporated by reference to Exhibit 10.6 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.7	Employment Agreement, dated as of July 6, 2006, between KAC and Daniel D. Maddox (incorporated by reference to Exhibit 10.7 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).

Exhibit index

Number	Exhibit title

10.8	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.9	Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.10	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.11	2006 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (Registration Statement No. 333-135613), dated as of July 6, 2006, filed by KAC).
10.12	Form of Executive Officer Restricted Stock Award (incorporated by reference to Exhibit 10.12 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.13	Form of Non-Employee Director Restricted Stock Award (incorporated by reference to Exhibit 10.13 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.14	Kaiser Aluminum Fabricated Products Restoration Plan (incorporated by reference to Exhibit 10.14 to the Report on Form 8-K, dated as of July 6, 2006, filed by KAC).
10.15	Stock Transfer Restriction Agreement, dated as of July 6, 2006, between KAC and National City Bank, in its capacity as the trustee for the trust that provides benefits for certain eligible retirees of Kaiser Aluminum & Chemical Corporation represented by the USW, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its Local 1186, the International Association of Machinists and Aerospace Workers, the International Chemical Workers Union Council of the United Food & Commercial Workers, and the Paper, Allied-Industrial, Chemical and Energy Workers International Union, AFL-CIO, CLC and their surviving spouses and eligible dependents (the “Union VEBA Trust”) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
10.16	Registration Rights Agreement, dated as of July 6, 2006, among KAC, the Union VEBA Trust and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
10.17	Director Designation Agreement, dated as of July 6, 2006, between KAC and the USW (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A, dated as of July 6, 2006, filed by KAC).
10.18	Key Employee Retention Plan (effective September 3, 2002) (incorporated by reference to Exhibit 10.26 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.19	Form of Retention Agreement for the KACC Key Employee Retention Plan (effective September 3, 2002) for Jack A. Hockema and John Barneson (incorporated by reference to Exhibit 10.27 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.20	Severance Plan (effective September 3, 2002) (incorporated by reference to Exhibit 10.30 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.21	Form of Severance Agreement for the Severance Plan (effective September 3, 2002) for John Barneson, John M. Donnan and Daniel D. Maddox (incorporated by reference to Exhibit 10.31 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.22	Form of Change in Control Severance Agreement for John Barneson (incorporated by reference to Exhibit 10.32 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).
10.23	Form of Change in Control Severance Agreement for John M. Donnan and Daniel D. Maddox (incorporated by reference to Exhibit 10.33 to the Report on Form 10-K for the period ended December 31, 2002, filed by KAC).

Exhibit index

Number	Exhibit title

10.24	Description of Long-Term Incentive Plan (incorporated by reference to Exhibit 10.21 to the Report on Form 10-K for the period ended December 31, 2004, filed by KAC).
10.25	Settlement and Release Agreement dated October 5, 2004 by and among the Debtors (as defined therein) and the Creditors’ Committee (as defined therein) (incorporated by reference to Exhibit 10.2 to the Report on Form 10-Q for the quarterly period ended September 30, 2004, filed by KAC).
10.26	Amendment, dated as of January 27, 2005, to Settlement and Release Agreement dated as of October 5, 2004, by and among the Debtors (as defined therein) and the Creditors’ Committee (as defined therein) (incorporated by reference to Exhibit 10.23 to the Report on Form 10-K for the period ended December 31, 2004, filed by KAC).
10.27	Settlement Agreement dated October 14, 2004, between KACC and the Pension Benefit Guaranty Corporation (incorporated by reference to Exhibit 10.3 to the Report on Form 10-Q for the period ended September 30, 2004, filed by KAC).
10.28	Release between KACC and Kerry A. Shiba (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K, dated as of March 14, 2006, filed by KAC).
21.1	List of Subsidiaries of Kaiser Aluminum Corporation.†
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Jones Day (included in Exhibit 5.1).
23.3	Consent of Wharton Levin Ehrmantraut & Klein, P.A.*
23.4	Consent of Heller Ehrman LLP.*
24.1	Power of Attorney.†

* Filed herewith.
† Previously filed.